Filed Pursuant to Rule 424(b)(4)
Registration No. 333-295966
7,900,000 Shares
Class A Common Stock
This prospectus relates to the initial public offering of shares of Class A common stock of Forbright, Inc., a Delaware corporation and the bank holding company for Forbright Bank, our wholly owned subsidiary and a Maryland state-chartered non-member commercial bank. We are offering 7,900,000 shares of our Class A common stock.
The initial public offering price of our Class A common stock is $18.00 per share. Prior to this offering no public market existed for our Class A common stock.
We intend to use the net proceeds that we receive from this offering for general corporate purposes.
Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. Holders of our Class A common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Each share of Class B common stock is non-voting, with limited exceptions, and subject to certain limitations, is convertible into Class A common stock.
We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “FRBT.”
We are an “emerging growth company” as defined under the federal securities laws, and may take advantage of reduced public company reporting requirements and relief from certain other requirements otherwise generally applicable to public companies. See “About this Prospectus—Implications of Being an Emerging Growth Company.”
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 26 to read about certain factors you should consider before buying our Class A common stock.
None of the United States Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$18.00	$142,200,000.00
Underwriting discounts and commissions(1)	$1.08	$532,000.00
Proceeds, before expenses, to us	$16.92	$133,668,000.00
__________________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
The underwriters have an option to purchase up to an aggregate of 1,185,000 additional shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
These securities are not deposits, savings accounts or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency and are subject to investment risks, including the possible loss of the entire amount you invest.
The underwriters expect to deliver the shares of Class A common stock against payment on or about June 12, 2026.

Goldman Sachs & Co. LLC	J.P. Morgan	Barclays

Wells Fargo Securities	Piper Sandler	TD Securities	Santander	Centerview Partners
Prospectus dated June 10, 2026

Through and including July 5, 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
We and the underwriters have not authorized anyone to provide you with different or additional information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared or that has been prepared on our behalf or which we have referred you in connection with this offering of securities. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. This prospectus is an offer to sell only the shares of Class A common stock offered by this prospectus, and only under circumstances in which it is lawful to do so. We and the underwriters are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our Class A common stock. Our business, financial condition, results of operations, cash flows and prospects may have changed since the date of the applicable document.
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ABOUT THIS PROSPECTUS
Glossary
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to (i) “we,” “us,” “our,” the “Company,” “Forbright” and similar terms refer to Forbright, Inc. and its consolidated subsidiaries, and (ii) our “bank,” the “Bank” and “Forbright Bank” refer to Forbright Bank, our banking subsidiary, and its consolidated subsidiaries.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

1940 Act	refers to the Investment Advisors Act of 1940, as amended.
ACL	refers to allowance for credit losses.
AI	refers to artificial intelligence.
AIML	refers to artificial intelligence and machine learning.
Alliance Partners	refers to Alliance Partners, our wholly owned subsidiary.
AMLA	refers to the Anti-Money Laundering Act of 2020.
BancAlliance	refers to a Maryland non-stock corporation, representing a network of banks, governed by a member-elected Board of Directors and managed by Alliance Partners.
BHCA	refers to the U.S. Bank Holding Company Act of 1956, as amended.
board of directors	refers to our board of directors.
BSA	refers to the federal Bank Secrecy Act of 1970, as amended.
CBLR	refers to the community bank leverage ratio.
CECL	refers to current expected credit loss.
CFPB	refers to the Consumer Financial Protection Bureau.
CIF	refers to customer information file.
Code	refers to the Internal Revenue Code of 1986, as amended.
Congressional	refers to Congressional Bancshares, Inc. and its wholly-owned bank subsidiary, Congressional Bank, the predecessor entities to Forbright, Inc. and Forbright Bank, respectively, prior to our rebranding.
consumer	refers generally to individuals and other market participants that use banking services.
cost-to-serve	refers to headcount costs for front-line full time employees (contract center, deposit operations and fraud operations, excluding leadership operations roles), and third-party software variable costs.
CPACE	refers to Commercial Property Assessed Clean Energy.
CRA	refers to the Community Reinvestment Act of 1977, as amended.
CRE	refers to commercial real estate.
customer	refers generally to our individual and business clients that use our banking services.
DIF	refers to the Deposit Insurance Fund.
digital banking	refers to the digitization and digital platforming of traditional banking services, processes and activities.
direct banks	refers to banking institutions primarily funded through digital deposits.
Dodd-Frank Act	refers to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
Exchange Act	refers to the Securities Exchange Act of 1934, as amended.
FCRA	refers to the Fair Credit Reporting Act.
FDI Act	refers to the Federal Deposit Insurance Act, as amended.
FDIC	refers to the Federal Deposit Insurance Corporation.
Federal Reserve	refers to the Board of Governors of the Federal Reserve System.
FFIEC	refers to the Federal Financial Institutions Examination Council.

FHA	refers to the Federal Housing Administration.
FHLB	refers to the Federal Home Loan Bank.
FOMC	refers to the Federal Open Market Committee.
GAAP	refers to the U.S. Generally Accepted Accounting Principles.
GDP	refers to gross domestic product.
GLBA	refers to the Gramm-Leach-Bliley Act of 1999, as amended.
HUD	refers to the federal Department of Housing and Urban Development.
IRS	refers to the Internal Revenue Service.
JOBS Act	refers to the Jumpstart Our Business Startups Act of 2012, as amended.
MBCA	refers to the Mid-Size Bank Coalition of America.
middle market	refers to U.S. companies with annual revenues between $10 million and $1 billion, collectively generating approximately $10 trillion in annual revenue, as of December 31, 2025, according to the National Center for the Middle Market.
MOFR	refers to the Maryland Office of Financial Regulation.
NPS	refers to our net promoter score, which can range from a low of negative 100 to a high of positive 100, that we use to gauge customer satisfaction. NPS benchmarks can vary significantly by industry, but a score greater than zero represents a company having more promoters than detractors. NPS reflects client responses to the following question—"On a scale of zero to ten: How likely are you to recommend Forbright to a friend or colleague?" Responses of 9 or 10 are considered "promoters," responses of 7 or 8 are considered neutral or "passives," and responses of 6 or less are considered "detractors." We then subtract the number of respondents who are detractors from the number of respondents who are promoters and divide that number by the total number of respondents. Our methodology of calculating NPS reflects responses from all consumers who open an account with us and choose to respond to the survey question. In particular, it reflects responses given between January 1, 2025 and December 31, 2025, and reflects a sample size of 2,776 responses over that period. NPS gives no weight to customers who decline to answer the survey question. We benchmark our NPS score to the financial industry benchmark NPS provided by Qualtrics, which is derived from over 11 million responses and 720 brands across the financial industry (banks, consumer finance, insurance), over the same period.
OCC	refers to the Office of the Comptroller of the Currency.
OFAC	refers to the Treasury Department’s Office of Foreign Assets Control.
OREO	refers to other real estate owned.
Sarbanes-Oxley Act	refers to Sarbanes-Oxley Act of 2002, as amended.
SBA	refers to the U.S. Small Business Administration.
SEC	refers to the U.S. Securities and Exchange Commission.
Securities Act	refers to the Securities Act of 1933, as amended.
SOFR	refers to Secured Overnight Financing Rate.
super-regional bank	refers to a bank with hundreds of billions of dollars in total assets, which today are generally among the top ten largest banks by current asset size.
USA PATRIOT Act	refers to USA PATRIOT Act of 2001, as amended.
Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.
Our fiscal year ends December 31 of each year. References to any “year,” “quarter” or “month” mean “fiscal year,” “fiscal quarter” or “fiscal month,” respectively, unless the context requires otherwise. References to “fiscal year 2020,” “fiscal year 2024,” “fiscal year 2025,” “first quarter 2025” and “first quarter 2026” relate to our fiscal years ended December 31, 2020, December 31, 2024, December 31, 2025, and the three months ended March 31, 2025, and March 31, 2026, respectively.

Market and Industry Data
Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports, other publicly available studies, and our internal sources and estimates. This information involves a number of assumptions and limitations. The content of, or accessibility through, the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.
The sources of certain statistical data, estimates and forecasts contained elsewhere in this prospectus are from the following independent industry publications and datasets:
•The American Bankers Association (“ABA”), “How Americans Bank: Most-Used Banking Methods.” November 2025;
•The ABA Banking Journal, “Survey on Branch Transformation,” October 2015;
•The National Center for the Middle Market (“NCMM”), “Year-End 2025 Middle Market Indicator,” February 2026;
•Fort Washington Investment Advisors, Inc. (“FWIA”), “Leveraged Credit Markets: Then and Now,” 2024;
•The Federal Reserve, FEDS Notes, “Size and Survival of Entrants to Retail Banking,” September 2023.
Trademarks, Service Marks and Trade Names
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks or trade names in this prospectus is not intended to and does not imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Special Note Regarding Forward-Looking Statements,” “Risk Factors,” “—Summary Historical Consolidated Financial Data and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus, before making an investment decision.
Forbright operates at the intersection of two powerful, structural forces reshaping the U.S. banking sector: the rapidly evolving needs of the $10 trillion national middle market and the broadly accelerating shift toward digital-first banking. Together, these trends have created a distinctive opportunity for the establishment and growth of a category-defining bank of the future, combining modern technology, differentiated lending and deposit products, and scaled fee-based businesses to serve dynamic middle-market companies and consumers.
Forbright offers a modern financial services platform spanning nationwide middle-market lending, digital consumer banking, strategic advisory and asset management services. We trace our history back to Congressional Bank, established in 2003, but our period of growth and modernization began in 2020 when John Delaney returned from public service to the private sector to lead a $369 million capital infusion in 2021 as well as the reimagining and rebranding of the Company to support our new growth strategy. A key to our success in building Forbright has been management’s differentiated ability to leverage its experience and relationships to attract and retain world-class talent aligned with our mission.
We believe our business model represents a significant evolution of the traditional commercial banking paradigm, which is often largely limited by geographic footprint and relies on non-interest-bearing deposit funding that has come under structural pressure as depositors have increasingly sought yield-bearing alternatives in the recent high interest-rate environment. We function as a precision-guided platform that is designed to deliver substantial value to customers across both the asset and liability sides of our balance sheet, while maximizing returns for our stockholders. From December 31, 2020 to December 31, 2025, consolidated assets have grown from $1.9 billion to $7.9 billion and net income has grown from $12.2 million to $87.9 million. As of March 31, 2026, consolidated assets were $8.2 billion and for the first quarter 2026 net income was $11.6 million.
We believe the industry backdrop and trends impacting banking are favorable for our purpose-built business model.
The middle market represents approximately one-third of private sector GDP and employs approximately 48 million people, according to NCMM. Despite its scale, the sector is inherently fragmented within an increasingly nationalized economy. It encompasses nearly 200,000 companies, approximately 99.9% of which employ fewer than 500 employees, according to NCMM and research from the SBA as of 2025. In 2025, 85% of middle-market companies reported year-over-year growth, according to NCMM. Across the country, no single industry represents more than 20% of the total middle market, further highlighting both the national and fragmented nature of this sector of the U.S. economy, according to NCMM. Consequently, traditional community and regional banks, long anchored to their home geographies and relationship-driven lending models, are increasingly unable to match the scale, speed and sector specialization demanded by middle-market borrowers.
Concurrently, digital banking has profoundly reshaped the U.S. banking landscape by shifting consumer behavior, enhancing technological integration and reducing friction in moving deposits between banks. Deposits held by direct banks increased from less than 1% in 2000 to approximately 10% as of December 31, 2025, according to the FFIEC and the Federal Reserve. Despite this, as of October 2025, approximately 76% of American consumers prefer managing their bank accounts digitally and 54% opt for mobile banking as their primary choice, according to the ABA. Consequently, traditional banks have been compelled to adopt deposit strategies that can affect their overall cost of deposits and competitive positioning. We expect the increasing impact of new technologies will reduce the friction of money movement, allowing consumers to seek higher deposit yields. This dynamic could exert pressure on non-interest bearing and other low-cost deposits, and threaten legacy bank models historically reliant upon this form of funding.

To address these trends, we have intentionally designed our strategy and built our platform to create a virtuous cycle that we expect will lead to strong growth and returns.
This cycle begins with attracting and retaining a loyal, digitally-engaged consumer base by offering a competitive value proposition for deposits and related services. We launched our digital deposit platform in May 2024, and as of March 31, 2026, we had $3.9 billion of digital deposits consisting of both high-yield savings balances and digital time deposits. Digital deposit capabilities provide us access to vast funding markets, eliminate geographic constraints and fuel our middle-market lending growth with minimal additional overhead. In turn, our middle-market lending strategy generates strong, risk-adjusted returns and drives meaningful fee income, which enables us to offer competitive deposit rates.
For context, we believe the amount of deposits gathered by our digital deposit platform from its launch in May 2024 through March 31, 2026, would be equivalent to the amount of deposits that approximately 200 physical bank branches, employing approximately 1,200 full-time employees, would be projected to gather during the first 24 months following opening, based on analysis conducted by the Federal Reserve and the ABA Banking Journal, which found that, on average, a newly opened retail branch holds approximately $20 million in deposits after 24 months and employs six full-time employees. Looking forward, we expect our digital deposit platform will provide us with significant flexibility to raise deposits on an as-needed basis to support future growth.
The nimble and precise “as-needed” nature of the funding generated from our deposits, of which 86.4% were FDIC-insured as of March 31, 2026, reflects a platform intentionally built to scale with the needs of our expertly managed suite of middle-market lending go-to-market strategies. Our entrenched lending relationships also enable us to source loans for other financial institutions, including through a proprietary network of over 400 community banks via our Alliance Partners business, and to provide credit and asset management services to businesses and customers, generating highly attractive recurring fee-income.
Our broader financial services platform is underpinned by modern banking systems that leverage technology to provide a robust, scalable and API-driven architecture that aims to support efficient operations and a differentiated customer experience. Significant back-office automation drives efficiency and operating leverage, enabling a lower marginal cost-to-serve of approximately 15 basis points of digital deposits for fiscal year 2025. Unlike a traditional commercial bank, we are not burdened by legacy technology systems or the operating expense and geographic constraints typically associated with a branch-based deposit and lending model. We also believe we distinguish ourselves from emerging "neobanks," which are often characterized by high customer acquisition costs and uncertain paths to sustainable profitability.
We believe we have synthesized the inherent funding advantages of a regulated bank with the innovation, agility, and technological capabilities commonly found in financial technology (“fintech”) companies. This fusion is further strengthened by a disciplined risk management culture, active balance sheet optimization and integrated fee-based businesses. The result is a digitally-native, high-growth institution delivering attractive risk-adjusted returns that we believe is uniquely positioned to lead the next generation of banking.
Leadership and History
We are led by our founder, Chairman and Chief Executive Officer, John Delaney. Mr. Delaney possesses a distinguished track record, founding, leading and ultimately selling two publicly traded financial services companies. In 1993, Mr. Delaney founded and later took public HealthCare Financial Partners, Inc., which provided loans to small- to mid-sized healthcare service companies. In 2000, he founded and later took public CapitalSource Inc. (“CapitalSource”), which provided loans to a wide range of middle-market businesses. In addition, Mr. Delaney represented the state of Maryland in the United States House of Representatives from 2013 until 2019. The combination of Mr. Delaney’s financial acumen, historical success in the industry and leadership capabilities lends considerable experience to identifying differentiated market opportunities and attracting, hiring and retaining a team that can successfully execute against an evolving opportunity set.
Mr. Delaney’s involvement with Forbright began with an investment in 2011 in Congressional, and following his service in the U.S. House of Representatives, Mr. Delaney returned from public service to the private sector in 2020, where he leveraged his decades of financial services experience and leadership capabilities to assemble and lead a talented and like-minded team to drive the Bank’s strategic direction and growth, beginning his service as Executive Chairman of the Bank in 2020 (then still under the Congressional banner).
In 2021, Mr. Delaney led a $369 million infusion of equity capital from a consortium of prominent institutional investors, including Centerbridge Partners, Gallatin Point Capital and Bayview Asset Management, fueling significant growth in products and services as well as continuous platform efficiency enhancements. This ultimately provided the foundation for our strategic rebranding as Forbright, Inc. in 2022, a pivotal moment in the Company’s history and growth led by Mr. Delaney as Chairman and Chief Executive Officer.
Strategic Pillars
Our strategic framework is built upon three interconnected pillars, each designed to provide a distinct competitive advantage and drive sustainable growth. These pillars synthesize the best attributes of traditional banking, fintech, and sophisticated asset management.
•Balance Sheet Strength. As a regulated, FDIC-insured institution, Forbright Bank benefits from the inherent trust, robust regulatory framework and strong capital and liquidity position that are hallmarks of a traditional bank. This foundation provides stability, enabling us to attract and retain deposits and confidently deploy capital in our lending activities. From December 31, 2020 to March 31, 2026, we have grown our deposits from $1.4 billion to $7.1 billion.
•Fintech Culture of Innovation. The foundation of our tech-forward approach is a fully cloud-native digital financial services platform. This architecture improves our teams’ ability to innovate faster, acquire new customers more efficiently and automate operations to minimize costs. This includes an integration layer that enables plug and play of advanced solutions and data capabilities that provide visibility into the business. This drives effective actions (for example, trigger-based customer communications and integrated fraud-prevention tools), and a third generation core with real-time processing. For our customers, this provides onboarding with rapid decisioning, personalization of services and ultimately enables us to respond quickly to evolving market demands and customer needs.
•Conservative Credit Discipline and Systematic Sourcing Strategies. Our lending, credit and portfolio management approach encompasses specialized underwriting expertise and focused middle-market origination channels, maintaining rigorous credit integrity and an execution-oriented mindset typically found in leading alternative asset managers. We believe this discipline creates ample opportunities, delivers a superior borrower experience and a meticulous evaluation of credit risk, proactive portfolio construction and active management of our lending assets, leading to superior risk-adjusted returns and robust asset quality. Our commercial loan yield and net-charge off ratio were 8.8% and 0.04%, respectively, for fiscal year 2025 and 7.4% and 0.08%, respectively, for first quarter 2026.
Business Model
Our business model is intentionally designed to capitalize on the evolving needs of the $10 trillion national middle market and the accelerating shift towards digital banking, while delivering value to our depositors, borrowers and other stakeholders.
Over the last several years we have built the operational foundation to achieve the size and scale of a super-regional bank with national origination capabilities, sector-specialized origination and credit teams, and a fully integrated digital platform. Our model centers on a virtuous cycle: a superior deposit value proposition to attract loyal, digitally-engaged customers whose deposits fund our scalable middle-market lending platform while generating valuable fee income that further enhances returns on capital.
Go-to-Market Approach: National Middle-Market Lending Strategy
Our go-to-market lending strategy is focused on expanding our market share in middle-market segments that have substantial addressable markets and strong growth profiles. Our deep sector knowledge and extensive relationships built over decades of financial services experience provide a distinct competitive advantage. We believe our purpose-built team is able to successfully identify, originate and manage high-quality credit opportunities, thereby building a robust and diversified portfolio that generates strong returns.
We provide financial solutions that are national in scope and built around specialized frontline capabilities supported by centralized risk oversight. We currently operate the following go-to-market lending strategies:
•Healthcare Finance - We provide working-capital and real-estate loans to skilled nursing, seniors housing and behavioral health facilities. We generate both lending returns through net interest income and significant fee revenue, including via FHA/HUD origination.
•Lender Finance - We serve financial services companies, providing bespoke senior-secured, asset-based loans to non-bank lenders across a broad range of asset classes and industries.
•Real Estate Finance - Nationally, we focus on bank-eligible first-lien CRE bridge loans for acquisitions, recapitalizations, restructurings, and construction.
•Fund Finance - We provide customized asset-based lending products to credit funds and alternative asset managers backed by diversified loan portfolios and assets. This strategy works in concert with, rather than positioning us as competitors to, private capital providers.
•Corporate Finance - We provide customized senior-secured, first-lien credit solutions to strong, cash-flowing middle-market companies, often in partnership with private equity sponsors. In addition to generating lending returns via net interest income, we also earn meaningful fee revenue by distributing loans via the BancAlliance network. In addition, we provide first-lien financing for asset-secured energy projects with strong cash flows.
The following charts show the growth in our total loan portfolio balances from December 31, 2024 to March 31, 2026, as well as the diversification of our go-to-market strategies as of March 31, 2026:
Scalable Digital Deposit Platform
In May 2024, we launched our digital deposit platform, introducing a competitive high-yield savings deposit product. The launch of our digital deposit platform has significantly reduced our reliance on other forms of wholesale funding as they have been replaced by stable and granular digital consumer deposits. More recently, we have also introduced a digital time deposit product, and have ambitions to continue to expand the product suite over time. We supplement our digital deposit platform with deposits from our legacy community bank markets in Maryland, Virginia and the District of Columbia, as well as deposits from our commercial lending customers and wholesale funds, though our shift to digital deposits has decreased our reliance on such deposits - our wholesale funding ratio has decreased from 71% of total assets in December 31, 2022 to 25% as of March 31, 2026.

The following charts show the growth in our deposits from December 31, 2024 to March 31, 2026, and highlight our deliberate shift in funding model:
Our cloud-native, API-driven, and data-powered technology infrastructure is the foundation of our digital deposit platform and is built for where we believe the industry is heading. Our digital deposit platform has led to superior results in key benchmarks, including customer acquisition and onboarding performance, fraud detection and customer experience. We have achieved the following results:
•Convert more customers: 81% of our approved digital deposit accounts are funded within seven days of account opening. As of March 31, 2025, 32% of deposit customers were under the age of 35 and for the three months ended March 31, 2026, the average balance per open CIF across all deposit customers was approximately $47,000 deposits per open CIF. The combination of our automated application approval decisioning and higher pull-through rates leads to lower customer acquisition costs to us, represented by 51 basis points of new deposits for fiscal year 2025.
•Strong Fraud Prevention Capabilities: Our purpose-built fraud loss prevention solutions and operations have resulted in immaterial booked fraud losses, totaling less than $100,000 from platform launch through December 31, 2025 (less than 0.08 basis points on total transaction volume), and we believe this is well below industry targets for deposit products of 0.41 basis points on total transaction volume, according to a 2024 study we participated in as part of the MBCA.
•Deeper customer engagement and retention: For the year ended December 31, 2025, we had an NPS of 63 (+22 above the financial industry’s average NPS, according to Qualtrics), and as of March 31, 2026, we had an Apple App store rating of 4.8 stars. Additionally, within eight months following the launch of our digital deposit platform in May 2024, we achieved 112% growth in customer deposit balances.
High-Margin, Capital-Light Fee Businesses
Our fee-based businesses are intentionally constructed to complement and enhance our core lending capabilities. These capital-light businesses generate recurring revenue by monetizing our specialized underwriting, structuring, distribution and servicing expertise across the credit lifecycle. They leverage the same foundational assets as our lending strategies—sector expertise, centralized credit discipline and scalable technology infrastructure.
Our fee-based businesses strategically cultivate proprietary partner networks, including BancAlliance, a broad network of U.S. based community banking partners that is managed by our Bank’s wholly-owned subsidiary Alliance Partners. This network provides us with a unique distribution channel and revenue diversification, enhancing our return on equity. We invest in the network by providing differentiated value-added services such as educational and training programs as well as peer-to-peer networking opportunities, resulting in deep, sticky relationships. Alliance Partners helps the community banks in BancAlliance meet their asset and return objectives by utilizing our full-service lending platform with a disciplined approach to originating, screening, underwriting, managing and servicing loans.

The following charts show the growth in our core non-interest income composition from December 31, 2024 to March 31, 2026, and highlight our core non-interest income composition for fiscal year 2025:
For first quarter 2026, our core non-interest income as a percentage of adjusted total revenue was 23.2%, an increase of approximately 630 basis points from fiscal year 2025. The following is a brief description of our fee-based businesses.
•Alliance Partners – We source, distribute, and advise on middle‑market loans on behalf of BancAlliance, generating gain-on-sale and advisory fees by providing access to high‑quality credit opportunities that these institutions could not otherwise originate.
•FHA/HUD Lending – We originate loans eligible for refinancing into government‑guaranteed HUD products, reducing long-term balance sheet exposure while generating fees throughout the credit lifecycle.
•Solar Services – We provide sourcing, servicing and asset-administration capabilities for residential solar loan portfolios owned by financial institutions and banks, earning recurring fees without assuming fixed-rate credit exposure.
•Loan & Deposit Fee Income – We also earn additional non-interest income from traditional banking services, such as loan fees and deposit fees.
Our Competitive Strengths and Advantages
We possess a unique combination of competitive strengths that position us to capitalize on our substantial market opportunities and drive outsized growth and risk-adjusted returns.
•People and Culture: We have a highly experienced management team, led by our founder John Delaney, who has been able to attract and retain world-class talent with deep industry expertise. In aggregate, our leadership group has on average 27 years of financial services experience and has created a nimble, entrepreneurial culture that creates a platform for our high-performing teams to thrive.
•Business Model: We purpose-built Forbright to uniquely capitalize on structural forces reshaping the U.S. banking sector, while creating a virtuous cycle that we believe improves customer outcomes and delivers durable competitive advantages. We combine the vast, stable funding aspects of a digital bank with a high-growth, high-risk-adjusted return middle-market lending franchise and high-margin fee income businesses.
•Innovation Mindset: Our innovative, entrepreneurial culture is at the core of our identity. We invest for the future and create differentiated go-to-market strategies, enabling us to seize on market opportunities. Our advanced proprietary technology infrastructure underpins our entire business, enabling us to efficiently scale our operations while providing a differentiated customer experience. We also created a proprietary network of community banks, BancAlliance, for which we source, structure, distribute and manage loans.

This drives fee income while supporting larger commitments and maintaining borrower relationships that would otherwise require a more sizable balance sheet.
Taken together, our strengths drive our ability to generate significant growth and returns and allow us to effectively compete against a range of financial institutions.
Primary Competitors & Our Differentiation
Our competitors include traditional regional and money center banks, hybrid/digital banks, private credit funds, fintech companies and other non-bank lenders. We believe our advantage lies within strong relationships and personalized services, our commitment to technological innovation and brand recognition for our nationally-based lending strategies. We intend to continue to strengthen our product offerings to address the evolving financial landscape and broaden our services through thoughtful evolution of our middle-market lending strategies and the continued expansion of our digital deposit platform.
Highly Attractive National Middle-Market Lending Franchise
Competitors across middle-market lending range from national commercial banks to alternative and private credit asset managers. We believe our deep sector expertise allows us to identify risks and opportunities that generalist commercial competitors miss, resulting in above average credit outcomes and a disproportionate ability to structure solutions that solve problems specific to our middle-market clients.
Alternative and private credit is not well suited for the type of collateral intensive strategies that define our middle-market lending approach. We believe that the management fees generated by private credit vehicles do not support the sourcing, due diligence and portfolio management needed for collateral-based lending and that our loan structures are generally more conservative than alternative and private credit competitors. We believe the combination of these factors allow us to lend at tighter spreads than alternative and private credit, providing us a competitive advantage while still maintaining attractive risk-adjusted returns.
Our ability to provide flexible, fast, and sophisticated capital solutions allows us to directly originate loans at premium yields compared to traditional banks that have been long anchored to geographically-bounded, standardized lending models.
In our target markets, we are not just a lender; we are a strategic partner. This role creates self-sustaining and cost-efficient deal flow and high borrower retention.

Scalable Digital Deposit Platform
We compete with both digital and traditional banks for funding and have transformed deposit gathering from a cost center into a competitive advantage. By building and managing our digital deposit platform, we seek to liberate ourselves from the typical bureaucratic limitations and reduce our reliance on the legacy technology commonly utilized by many of our competitors. Our cloud-native technology infrastructure is purposefully designed for flexibility and speed with few administrative constraints, which we believe enables us to launch new products and features more efficiently and expeditiously than those associated with traditional development timelines, as we did with our digital high yield savings product offering.
Our technology infrastructure is intended to provide us with the freedom and flexibility to innovate with fewer constraints. Our digital deposit platform’s bespoke integration layer enables us to plug and play third-party applications with limited friction. Further, our data platform is designed to provide visibility into key aspects of our business, allowing us to utilize tools that proactively detect anomalies and mitigate potentially negative customer impact.
For example, our integration and data layers help facilitate efficient customer acquisition for new products and features and have contributed to compelling customer acquisition costs, which were 51 basis points of new deposits for fiscal year 2025. Additionally, our back-office automation drives efficiency and operating leverage with a marginal cost-to-serve of approximately 15 basis points of average digital deposits for fiscal year 2025. Our digital deposit platform is designed to integrate cutting-edge marketing technology tools with a sophisticated data infrastructure to attract, convert and retain consumers and small businesses, offering savings tools and a smooth interface. We believe that this agility has contributed to high customer satisfaction and advanced operational and fraud resiliency. We anticipate that these capabilities will enable us to attract and retain deposit balances at costs below those of our competitors.
Unlike traditional banks, our digital deposit platform is designed to scale without the geographic constraints of a physical footprint, providing us with a significant source of liquidity and abundant funding for our high-growth, high-risk-adjusted return middle-market lending franchise.
High-Margin, Capital-Light Fee Businesses
Our fee businesses enhance our balance sheet and risk management capabilities, providing the flexibility to retain assets on our balance sheet or process them to third parties, which allows us to more effectively compete with larger competitors. Further, our fee businesses leverage our credit and sourcing infrastructure, including from services related to a differentiated and proprietary network of community banks, BancAlliance, that allows us to drive fee income while supporting larger loan commitments and maintaining borrower relationships that would otherwise require a more sizable balance sheet.
•Asset Management: We advise third-party capital, including from BancAlliance, which generates management fees. Our strategic advantage versus other asset managers is in our ability to source loans with attractive risk-adjusted returns and leverage our credit and risk infrastructure to provide differentiated value to the community banks in our unique distribution channel, BancAlliance.
•Loan Advisory and Servicing: We utilize our origination, credit and portfolio management expertise, licensure and technological stack to provide services to borrowers such as FHA/HUD processed loans and master servicing capabilities to asset owners and investors.
•Other Fee Income: We also generate fees from traditional banking services including, loan fees, deposit fees and other recurring revenue streams embedded in our lending and servicing operations.
These fee businesses further enhance balance sheet and risk management, providing the flexibility to retain assets on our balance sheet or process them to third parties, which allows us to more effectively compete with larger competitors.

Growth Strategy
We have purpose-built our business model to capitalize on the secular tailwinds behind the rapidly evolving middle market and the migration towards digital-first banking. Since 2021, we have been meaningfully investing in our franchise, including developing an advanced technology architecture, bringing in highly talented senior bankers and establishing a robust, scalable infrastructure. These investments have contributed to an approximately 620% increase in net income, from $12.2 million in fiscal year 2020 to $87.9 million in fiscal year 2025, and positioned the Company to accelerate growth and drive meaningful operating leverage, which will lead to continued profitability enhancements.
New Digital Deposit Products
We have experienced considerable growth within our digital deposit platform since launching in May 2024, as exemplified by growing this funding source to $3.9 billion across approximately 95,000 accounts as of March 31, 2026. We continue to prioritize deepening our relationships with existing customers. In addition, we are replicating our high-yield savings strategy with other products, such as launching our online certificate deposits strategy in April 2025, and we intend to offer digital checking products in the first quarter of 2027, to continue to diversify and expand our funding base. We will continue to refine our deposit strategy as the digital marketplace evolves, supported by the design and capabilities of our technology-enabled platform.
Scaling Existing Strategies
We have a successful track record of hiring and retaining talent, having added 35 commercial lenders and portfolio managers since 2021, all of whom are seasoned professionals. The management team has generally known and worked with these business leaders at prior institutions. These lenders have deep relationships and generally are able to bring their clients’ business to Forbright over time, driving attractive loan growth as they integrate with our platform.
Our middle-market focus offers abundant opportunities for growth as evidenced by our loan balances increasing $1.3 billion, or 31%, during fiscal year 2025, and $1.3 billion in first quarter 2026, a 30% increase compared to first quarter 2025. Our trusted lending expertise and targeted focus reinforces our successful ability to win new lending opportunities.
Extend Lending Expertise
We also have the ability to grow our lending franchise into complementary middle-market strategies. For example, in first quarter 2026, we began hiring personnel in connection with establishing our asset finance lending strategy, which will originate business-dependent equipment finance loans through primarily fixed-rate loans across a range of industries and geographies. We will continue to consider targeted expansion with new middle-market lending initiatives within our expertise, and as specialists in middle-market lending, we expect to identify and launch new strategies to deepen our market penetration.
Selective Pursuit of Strategic Investments and Acquisitions
While we are primarily focused on organic growth, our leadership team has a track-record of pursuing investments and acquisitions with complementary and accretive strategic value. Access to the public capital markets will enhance our positioning as an acquirer in mergers and acquisitions and expand our target universe.
Risk Management and Credit Discipline
Risk management is at the center of everything we do, and is embedded into the governance structure of our organization. Risk management spans asset-liability management, enterprise risk management, interest rate risk management and credit risk management and enables us to manage our balance sheet prudently through varied business cycles and market environments.
Balance Sheet Strategy
As a regulated, FDIC-insured institution, Forbright Bank benefits from the inherent trust, robust regulatory framework and balance sheet durability that are hallmarks of a traditional bank. We attract a loyal, digitally-engaged customer base by offering a superior value proposition on deposits and related services resulting in a high level of insured deposits, which in turn funds a highly profitable, expertly managed suite of national lending strategies and fee-generating businesses. No individual lending strategy comprises more than 31% of our granular loan portfolio as of March 31, 2026. Additionally, our CRE concentration ratio is well below regulatory guidelines. We also maintain a margin of safety as it relates to our regulatory capital levels. This foundation provides stability, enabling us to attract and retain deposits and confidently deploy capital in our lending strategies and support our well-defined, high-growth business strategy.

Artificial Intelligence and Machine Learning
Embracing new technologies to improve our business processes is central to our operations and client service offerings, and as such, we are increasingly adopting and integrating AIML tools into our business to support analytics, automation, workflows, decision processes and business activities. While the application of AIML in our business processes remains at a preliminary stage, all of our employees have access to AIML tools, and we currently leverage AIML to help acquire customers at scale, retain and grow customer relationships through personalized interactions, make faster, more precise credit decisions and reduce human errors and employee hours.
AIML Use in Digital Deposits
We believe that our digital deposit platform enables us to be more adaptable to AIML than traditional banks, and we have a track record of successfully adding innovative capabilities to support the continued improvement of our business.
We currently use AIML tools to better personalize customer interactions and scale operational agility. For example, we use large language models to process and report on our semantic text datasets (customer segmentation, call center transcripts and others). We believe that leveraging AIML tools to summarize large data into actionable insights, such as bespoke customer sentiment scores and trend tracking, allows us to better predict churn rate, analyze deposit opportunities, and suggest appropriate customer responses. Our proprietary chat-style AI agent, which integrates into our data layer, monitors peer bank pricing strategies and performs real-time tracking, is designed to enable us to run analytics and access trend data without any technical skills, thus increasing data-driven decision making without the need for additional resources. We also use AI-driven marketing tools to analyze landing pages, support creation of ad assets and extensions, and identify relevant search queries to strengthen our marketing funnel.
AIML Use in Middle-Market Lending
We use, and are developing new ways of using, AIML tools in our lending business to augment underwriting, portfolio management, and origination efforts while preserving credit discipline and the role of experienced credit professionals. Our proprietary AI-enabled credit platform is designed to centralize loan agreements, credit memoranda, and amendments, which we believe facilitates more consistent analysis and faster decision-making. We leverage AI-tools to support the preparation of credit documentation, data validation, and dashboarding. These tools are designed to improve efficiency, consistency, and insight across the credit lifecycle without requiring additional human approval or oversight.
Operations and Governance
We deploy AIML tools across our operations teams to automate routine workflows (such as invoice processing), expedite software development through code-assist chatbots with context into existing applications, and enhance accuracy of meeting documentation. We believe these capabilities support scalable growth and improve accuracy.
We maintain an internal governance framework for AIML usage that emphasizes data security, regulatory compliance, model oversight, and responsible deployment. Our approach includes centralized governance, transparency and explainability standards, and employee training programs designed to promote appropriate and effective use of AIML tools. We deploy AIML in cases where we believe it creates or will create meaningful operational or economic benefit and avoid pursuing trends or undifferentiated adoption without strategic justification.
We believe our AIML strategy supports our ability to operate a national digital deposit platform efficiently, scale our national middle-market lending business without diluting credit standards, and allocate capital dynamically across market cycles. While AIML tools continue to evolve, we expect disciplined deployment, strategic investment, and strong governance to remain central to our approach as an enduring institution that delivers durable growth and superior returns on capital.
Risk Factor Summary
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, and results of operations, which could cause the trading price of our common stock to decline and could result in a loss of all or part of your investment. Some of these risks include:
•Our future success is dependent on our ability to compete effectively in a highly competitive industry.
•The middle-market businesses which we target may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan.
•We depend on the accuracy and completeness of information about clients and counterparties, which, if incorrect or incomplete, could harm our earnings.
•New lines of business, new products and services, strategic project initiatives or new partnerships may subject us to additional risks.
•We have a net deferred tax asset that may not be fully realized.
•We face significant operational risks, including fraud and loss due to execution errors, data processing and technology errors.
•Our risk management framework may not be effective in mitigating risks and/or losses to us.
•We are subject to risk arising from failure or circumvention of our controls and procedures.
•Our accounting estimates and risk management processes rely on analytical and forecasting techniques, models and judgment, which may inadequately measure risk.
•We rely heavily on our senior management team, particularly John Delaney, and other key employees.
•Managing reputational risk is important to attracting and maintaining clients, investors and employees, and damage to our reputation could have an adverse effect on us.
•Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
•System failures in, or cybersecurity breaches of, our network security or other information technology systems could subject us to increased operating costs as well as litigation, damage to our reputation and other potential losses.

•We may not be able to measure and manage our credit risk adequately.
•Our ACL may prove to be insufficient to cover actual credit losses.
•We are subject to interest rate risk.
•Our lender finance and fund finance lending strategies may expose us to increased credit risks.
•Our healthcare finance strategy exposes us to operational complexity and changes in government payment rates that could adversely affect our results of operations.
•Our underwriting practices may not protect us against losses in our loan portfolio.
•Our largest loan relationships make up a material percentage of our total loan portfolio and credit risks relating to these would have a disproportionate impact on our business, financial condition and results of operations.
•Repayment of our construction and development loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may not be sufficient to repay the loan in the event of default.
•We are dependent on the use of data and modeling both in our management decision-making generally and in meeting regulatory expectations in particular.
•The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, OREO and repossessed personal property may not accurately describe the net value of the asset.
•We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, including risks related to environmental laws and enforcement thereof, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
•We may not be able to develop and maintain a strong core deposit base or other low-cost funding sources.
•Liquidity needs could adversely affect our business, financial condition and results of operations.
•Problems encountered by, or adverse news concerning, other financial institutions may adversely affect financial and capital markets generally as well as the Bank.
•We are subject to capital adequacy standards and, if we fail to meet these standards, or more stringent standards in the future, we will be subject to restrictions on our ability to make capital distributions and other restrictions.
•The Federal Reserve may require us to commit capital resources to support the Bank.
•Our operations may require us to raise additional capital, which may result in dilution to our then-existing stockholders and may not be available when it is needed, or at all.
•We are subject to extensive regulation and supervision, which could limit or restrict our activities and negatively impact our financial performance.
•As a result of our expanding national presence, we operate a nationwide business and are required to comply with significantly more state laws and regulations.
•Investors in this offering may experience immediate dilution.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act and the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•we are only required to include two years of audited consolidated financial statements in this prospectus, in addition to any required interim financial statements, and are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
•we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and
•we are not required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.
We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (ii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iii) the last day of the fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.
We have elected to adopt the reduced disclosure requirements described above regarding the number of periods for which we are providing audited financial statements and related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure, and our executive compensation arrangements for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of the reduced reporting and other requirements under the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our stockholders. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.
The JOBS Act also exempts emerging growth companies from compliance with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act), or companies that do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of this extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. Because of the potential differences in accounting standards used, this may make our consolidated financial statements not comparable with those of other public companies that are either not emerging growth companies, or are emerging growth companies that have opted out of using the extended transition period.
We cannot predict if investors will find our Class A common stock less attractive as a result of our election to rely on these exemptions and reduced reporting obligations. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to an Investment in our Class A common stock and this offering—We are an “emerging growth company,” as defined in the JOBS Act, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Class A common stock less attractive to investors and adversely affect the market price of our Class A common stock.”
Corporate Information
We were originally founded in 2003 as a commercial bank chartered by the State of Maryland under the name “Congressional Bank.” In 2005 we incorporated as “Congressional Bancshares, Inc.” in Maryland, and in 2021 we reincorporated as a Delaware corporation and bank holding company, finally rebranding in 2022 as “Forbright, Inc.” The address of our principal executive offices is 4445 Willard Ave, Suite 1000, Chevy Chase, Maryland 20815 and our phone number is (301) 299-8810. Our website is www.forbrightbank.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. The inclusion of our website address in this prospectus is only as an inactive textual reference.
Channels for Disclosure of Information
Following the closing of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.forbrightbank.com), press releases, public conference and earnings calls and public webcasts. Information contained on, or accessible through, our website and accounts is not a part of this prospectus, and the inclusion of our website and account addresses in this prospectus is only as inactive textual references.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

THE OFFERING

Issuer	Forbright, Inc.

Class A common stock offered by us	7,900,000 shares (or 9,085,000 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Option to purchase additional shares of Class A common stock	The underwriters have an option to purchase up to an aggregate of 1,185,000 additional shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Shares of Class A common stock to be outstanding after this offering	28,939,391 shares of Class A common stock (or 30,124,391 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Shares of Class B common stock to be outstanding after this offering	20,748,177 shares of Class B common stock.

Total Class A common stock and Class B common stock to be outstanding upon the completion of this offering	49,687,568 shares (or 50,872,568 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Use of Proceeds
We estimate that the net proceeds to us from this offering of Class A common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $130.8 million (or approximately $150.8 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
We intend to use the net proceeds to us from this offering for general corporate purposes.
Our management will have broad discretion in the application of the net proceeds from this offering to us, and investors will be relying on the judgment of our management regarding the application of the proceeds.
See “Use of Proceeds.”

Voting	Each holder of our Class A common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Our Class B common stock is non-voting with certain limited exceptions. See “Description of Capital Stock.”

Dividends
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We do not intend to pay dividends on our Class A common stock or Class B common stock in the near term. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be at the sole discretion of our board of directors and will depend on many factors, including the financial condition, earnings and capital and liquidity requirements applicable to us and the Bank, regulatory constraints, and any other factors that our board of directors deems relevant in making such a determination. Our ability to pay dividends is subject to restrictions under applicable banking laws and regulations. In addition, dividends from the Bank are the principal source of funds for the payment of dividends on our stock. The Bank is subject to certain restrictions under banking laws and regulations that may limit its ability to pay dividends to us. Therefore, there can be no assurance that we will pay any dividends to holders of our Class A common stock or Class B common stock, or as to the amount of any such dividends. See “Dividend Policy.”

Exchange Listing	We have been approved to list our shares of Class A common stock on the Nasdaq Global Select Market under the trading symbol “FRBT.”

Risk Factors
Investing in our Class A common stock involves risks. See the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that you should carefully consider before making an investment decision with respect to the shares of our Class A common stock offered hereby.

The number of shares of our common stock to be outstanding immediately after this offering is based on 19,605,006 shares of our Class A common stock and 21,242,551 shares of our Class B common stock outstanding as of March 31, 2026 and reflects:
•486,350 shares of Class A common stock issuable upon the vesting and settlement of restricted stock awards (“RSAs”) outstanding, of which 3,114 were forfeited subsequent to March 31, 2026;
•943,125 shares of Class A common stock issuable upon the vesting and settlement of RSAs granted subsequent to March 31, 2026 under our Retention Program and vest ratably over a three year-period beginning on the first anniversary of the grant (the “Retention Grants”), see “Executive and Director Compensation—Retention Program” for additional details regarding these grants;
•494,374 shares of Class A common stock issued upon the conversion of 494,374 shares of Class B common stock subsequent to March 31, 2026 (the “Conversion”); and
excludes:
•9,944,492 shares of Class A common stock issuable upon the exercise of options outstanding, as of May 27, 2026, under the 2014 Equity Plan (defined below), with a weighted average strike price of $14.84 per share of which (i) 2,335,736 are subject to conditions with respect to stock price levels that must be satisfied to exercise the options, as more fully described in the 2014 Equity Plan and (ii) 36,400 options were net exercised for 6,526 shares of our Class A common stock upon termination of an employee on May 28, 2026;
•37,027 shares of Class A common stock issuable upon the settlement of Non-Employee Director Initial RSUs (as defined in “Executive and Director Compensation—Director Compensation”), based on the initial public offering price of $18.00 per share;

•5,231,675 additional shares of Class A common stock reserved for issuance under the 2026 Omnibus Incentive Plan (as defined below); and
•987,881 shares of Class A common stock reserved for issuance under the 2026 ESPP (as defined below).
Unless otherwise indicated, the information in this prospectus:
•assumes no exercise by the underwriters of their option to purchase additional shares; and
•assumes the filing and effectiveness of our amended and restated certificate of incorporation (the “Amended Certificate of Incorporation”) and the adoption of our amended and restated bylaws (the “Amended Bylaws”), each of which will occur immediately prior to the completion of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION
The following tables summarize the historical consolidated financial and operating information of the Company for the periods and as of the dates indicated.
The summary consolidated statements of operations data for the years ended December 31, 2025 and December 31, 2024 and the summary consolidated balance sheet data as of December 31, 2025 and December 31, 2024 have been derived from the audited financial statements of the Company included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2026 and March 31, 2025 and the summary consolidated balance sheet data as of March 31, 2026 and March 31, 2025 have been derived from the unaudited financial statements and records of the of the Company. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. Historical results for any prior period are not necessarily indicative of results to be expected in any future period. The below summary of consolidated financial and other data presented should be read in conjunction with the information included under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of and for the Three Months Ended		As of and for the Year Ended
(dollars in thousands, except share and per share data)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024
Consolidated Statements of Operations Data
Interest income	$123,755	$120,896	$516,640	$501,155
Interest expense	64,197	59,836	253,624	271,599
Net interest income	59,558	61,060	263,016	229,556
Provision for/(recovery of) credit losses	3,473	8,459	24,011	(1,688)
Net interest income after provision for/(recovery of) credit losses	56,085	52,601	239,005	231,244
Non-interest income	15,584	14,055	70,776	23,113
Non-interest expense	58,457	51,660	208,624	199,990
Income before income taxes	13,212	14,996	101,157	54,367
Income tax expense	1,580	3,869	13,231	11,001
Net income	11,632	11,127	87,926	43,366
Other comprehensive (loss)/income, net	(5,404)	1,319	3,467	1,398
Total comprehensive income	$6,228	$12,446	$91,393	$44,764
Consolidated Balance Sheet Data
Cash, cash equivalents and restricted cash	$866,136	$1,201,524	$648,715	$1,179,982
Investment securities available-for-sale, at fair value	1,235,599	1,309,749	1,254,887	1,471,468
Investment securities held-to-maturity, at amortized cost, net of allowance for credit losses - investment securities of $110, $161, $110 and $161, respectively	48,834	52,528	48,834	52,525
Loans held-for-sale	407,594	322,925	379,662	316,484
Loans held for investment, at fair value	4,555	6,685	4,645	7,081
Loans held for investment, at amortized cost	5,376,537	4,138,042	5,222,234	3,963,973
Allowance for credit losses - loans	(52,794)	(46,868)	(52,986)	(42,294)
Net loans held for investment, at amortized cost	5,323,743	4,091,174	5,169,248	3,921,679
Other earning assets, net	50,690	82,194	55,928	88,009
Deferred tax asset, net	152,963	39,736	153,314	40,181
Accrued interest receivable	45,369	39,946	55,155	35,525
Goodwill and other intangible assets, net	31,402	32,706	31,685	33,047
Other assets	66,175	113,711	87,233	104,953
Total assets	$8,233,060	$7,292,878	$7,889,306	$7,250,934
Non-interest-bearing deposits	$473,153	$258,340	$372,444	$258,242

	As of and for the Three Months Ended		As of and for the Year Ended
(dollars in thousands, except share and per share data)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024
Interest-bearing deposits	6,665,055	5,499,641	6,405,471	5,307,090
Total deposits	7,138,208	5,757,981	6,777,915	5,565,332
Subordinated debt, net	151,092	174,630	151,003	174,526
Other borrowings	—	550,000	—	700,000
Total borrowed funds	151,092	724,630	151,003	874,526
Other liabilities	112,565	73,908	137,945	89,122
Total liabilities	7,401,865	6,556,519	7,066,863	6,528,980

Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding	—	—	—	—
Common stock, $0.001 par value per share; 103,200,000 shares authorized; 40,847,557, 40,256,080, 40,680,611 and 40,243,916 shares issued and outstanding, respectively	41	40	41	40
Additional paid-in capital	493,074	483,414	490,550	481,455
Retained earnings	340,460	252,029	328,828	240,902
Accumulated other comprehensive (loss)/income	(2,380)	876	3,024	(443)
Total stockholders’ equity	831,195	736,359	822,443	721,954
Total liabilities and stockholders’ equity	$8,233,060	$7,292,878	$7,889,306	$7,250,934

Per Share Data
Basic earnings per voting and non-voting common share	$0.29	$0.28	$2.18	$1.08
Diluted earnings per voting and non-voting common share	$0.27	$0.27	$2.12	$1.05
Weighted-average shares used to compute earnings per voting common share:
Basic	19,063,817	18,986,447	19,011,264	18,971,357
Diluted	21,188,692	20,273,878	20,171,833	20,001,805
Weighted-average shares used to compute earnings per non-voting common share, basic and diluted	21,242,551	21,242,551	21,242,551	21,242,551
Proforma Per Share Data
Actual Net income to common shareholders	$11,632		$87,926
Proforma transaction accounting adjustments(1)	(1,973)		(20,246)
Proforma net income used to compute proforma net earnings per share	$9,659		$67,680

Actual basic weighted average common shares outstanding	19,063,817		19,011,264
Proforma transaction accounting adjustment to reflect issuance of RSAs(2)	392,969		314,375
Proforma transaction accounting adjustment to reflect conversion of non-voting to voting shares(2)	494,374		494,374
Proforma transaction accounting adjustment to reflect common shares sold in the IPO(3)	7,900,000		7,900,000
Proforma Basic weighted average common shares outstanding used in computing net earnings per share	27,851,160		27,720,013

Actual diluted weighted average common shares outstanding	21,188,692		20,171,833
Proforma transaction accounting adjustment to reflect issuance of RSAs(2)	392,969		314,375
Proforma transaction accounting adjustment to reflect conversion of non-voting to voting shares(2)	494,374		494,374
Proforma transaction accounting adjustment to reflect common shares sold in the IPO(3)	7,900,000		7,900,000
Proforma diluted weighted average common shares outstanding used in computing net earnings per share	29,976,035		28,880,582

	As of and for the Three Months Ended		As of and for the Year Ended
(dollars in thousands, except share and per share data)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024

Actual weighted-average shares used to compute earnings per non-voting common share, basic and diluted	21,242,551		21,242,551
Proforma transaction accounting adjustment to reflect conversion of non-voting to voting shares(2)	(494,374)		(494,374)
Proforma weighted-average shares used to compute earnings per non-voting common share, basic and diluted	20,748,177		20,748,177

Proforma basic earnings per voting and non-voting common share	$0.20		$1.40
Proforma diluted earnings per voting and non-voting common share	$0.19		$1.36
Performance Ratios
Return on average total assets	0.59%	0.67%	1.22%	0.65%
Return on average stockholders’ equity	5.62%	6.05%	11.42%	6.28%
Return on average tangible common equity(4)	5.95%	6.47%	12.06%	6.76%
Yield on earning assets	6.44%	7.48%	7.38%	7.71%
Yield on interest-bearing liabilities	3.89%	4.27%	4.19%	4.83%
Spread	2.55%	3.21%	3.19%	2.88%
Net interest margin	3.10%	3.78%	3.76%	3.53%
Efficiency ratio	77.80%	68.77%	62.50%	79.15%
Credit Quality Ratios
Non-performing assets to total assets	1.11%	1.73%	1.05%	1.21%
Non-performing loans to total loans held for investment at amortized cost	1.38%	2.30%	1.30%	1.48%
ACL - Loans to total loans at amortized cost at period end	0.98%	1.13%	1.01%	1.07%
Net loan charge-offs to average total loans held for investment at amortized cost	(0.32)%	(0.39)%	(0.28)%	(0.92)%
Capital Ratios(5)
Company:
Tier 1 leverage ratio	8.92%	10.57%	9.79%	10.56%
Total capital to risk-weighted assets ratio	14.68%	16.94%	15.89%	17.52%
Tier 1 capital to risk-weighted assets ratio	11.47%	13.39%	12.72%	14.08%
Common Equity Tier 1 to risk-weighted assets ratio	11.47%	13.39%	12.72%	14.08%
Bank:
Tier 1 leverage ratio	10.19%	11.95%	11.11%	11.92%
Total capital to risk-weighted assets ratio	14.01%	15.87%	15.14%	16.38%
Tier 1 capital to risk-weighted assets ratio	13.11%	15.15%	14.37%	15.91%
Common Equity Tier 1 to risk-weighted assets ratio	13.11%	15.15%	14.37%	15.91%
__________________
(1)Includes the impact of 943,125 RSAs granted with an aggregate value of $14.5 million and $2.0 million, in cash to be paid, in each case net of tax, under our Retention Program, as if they had occurred on January 1, 2025, for fiscal year 2025 and first quarter 2026, respectively, and the write off of $5.8 million for deferred tax assets related to Section 162(m) of the Code, for fiscal year 2025.
(2)Proforma adjustments to basic and diluted weighted average shares outstanding gives effect to the impact of 314,375 shares and 78,594 shares, for fiscal year 2025, and first quarter 2026, respectively, related to the vesting of 943,125 of Class A common stock issuable upon the vesting and settlement of RSAs granted subsequent to March 31, 2026 under our Retention Program and the conversion of 494,374 Class B common stock to Class A common stock subsequent to March 31, 2026 as if those transactions had occurred on January 1, 2025.
(3)Proforma adjustments to basic and diluted weighted average shares outstanding gives effect to the impact of 7,900,000 newly issued shares in connection with the offering, as if it had occurred on January 1, 2025.
(4)See definitions of our non-GAAP measures and reconciliations to their most comparable GAAP metrics in “Non-GAAP Financial Measures.”
(5)See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Capital Resources” for discussion on an interpretation of the capital ratios that you should consider before making an investment decision with respect to the shares of our Class A common stock offered hereby.

NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures” within the meaning of Item 10(e) of Regulation S-K. Non-GAAP financial measures are financial measures that are not presented in accordance with GAAP. We use these non-GAAP financial measures in the internal evaluation of our performance and management of our business as well as to explain our results of operations to stockholders and the wider investment community. The following non-GAAP financial measures appear in this prospectus:
•Tangible common equity - We calculate tangible common equity by deducting goodwill and other intangible assets from stockholder’s equity.
•Tangible common equity per common share - We calculate tangible common equity per common share by dividing tangible common equity, as defined above, by our average common shares outstanding for the period, excluding the dilutive effect of outstanding stock options, and including the effect of outstanding shares from restricted stock awards.
•Return on average tangible common equity - We calculate return on average tangible common equity by dividing net income for the period plus intangible asset amortization on an after-tax basis, by average tangible common equity over the same period. Adjusted net income, used for the calculation of return on average tangible common equity, is calculated by deducting the tax effected amount of intangible asset amortization from net income.
•Non-core gains/(losses) on sales of loans and investment securities, net - We calculate non-core gains/(losses) on sales of loans and investment securities, net by deducting gains from sales of loans to Alliance Partners from gains/(losses) on sales of loans and investment securities, net, as reported on the Consolidated Statements of Income.
•Core and non-core non-interest income - Core non-interest income equals total non-interest income less (a) non-core gains/(losses) on sales of loan and investment securities, net, (b) unrealized gains on loans and financing receivables, net, (c) charge-offs on loans carried at fair value and (d) other income. Non-core non-interest income equals total non-interest income less core non-interest income.
•Adjusted total revenue - We calculate adjusted total revenue by deducting non-core non-interest income from total revenue.
Our management believes that these non-GAAP financial measures and the information they provide are useful to investors because these measures allow investors to view our performance in the same manner our management evaluates performance. Although we believe these non-GAAP financial measures are useful in evaluating our performance, these non-GAAP financial measures should not be considered in isolation or as a substitution for the most directly comparable or other financial measures presented in this prospectus summary under GAAP. Additionally, the manner in which we calculate these non-GAAP financial measures may be different from how other companies financial measures with similar names.

The following tables provide a reconciliation of the above non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with GAAP.
Non-GAAP Financial Measures Reconciliations

	As of and for the Three Months Ended		As of and for the Year Ended
(dollars in thousands, except per share data)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024
Tangible common equity
Stockholders’ equity (GAAP)	$831,195	$736,359	$822,443	$721,954
Less:
Goodwill	18,519	18,519	18,519	18,519
Other intangible assets	12,883	14,187	13,166	14,528
Tangible common equity (non-GAAP)	$799,793	$703,653	$790,758	$688,907

Total common shares outstanding	40,847,557	40,256,080	40,680,611	40,243,916

Stockholders’ equity per total common shares outstanding (GAAP)	$20.35	$18.29	$20.22	$17.94
Tangible common equity per total common shares outstanding (non-GAAP)	$19.58	$17.48	$19.44	$17.12

Return on average tangible common equity
Average stockholders equity (GAAP)	$839,162	$746,169	$769,876	$690,283
Less:
Average goodwill	18,519	18,519	18,519	18,519
Average other intangible assets	13,069	14,410	13,897	15,237
Average tangible common equity (non-GAAP)	$807,574	$713,240	$737,460	$656,527

Net income (GAAP)	$11,632	$11,127	$87,926	$43,366
Add:
Intangible asset amortization, net of tax	210	254	1,009	1,018
Adjusted net income (non-GAAP)	$11,842	$11,381	$88,935	$44,384

Return on average stockholders’ equity (GAAP)	5.62%	6.05%	11.42%	6.28%
Return on average tangible common equity (non-GAAP)	5.95%	6.47%	12.06%	6.76%

Non-core gains/(losses) on sales of loans and investment securities, net
(Losses)/gains on sales of loans and investment securities, net (GAAP)	$(34)	$1,826	$12,579	$(11,563)
Less:
Gains on sales of loans by Alliance Partners	253	398	2,026	3,246
Non-core (losses)/gains on sales of loans and investment securities, net (non-GAAP)	$(287)	$1,428	$10,553	$(14,809)

Core and non-core non-interest income
Non-interest income (GAAP)	$15,584	$14,055	$70,776	$23,113
Less:
Non-core (losses)/gains on sales of loans and investment securities, net (non-GAAP)	(287)	1,428	10,553	(14,809)
Unrealized (losses)/gains on loans and financing receivables, net	(1,335)	1,863	6,574	3,012

	As of and for the Three Months Ended		As of and for the Year Ended
(dollars in thousands, except per share data)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024
Charge-offs on loans carried at fair value	—	—	—	(3,330)
Other (included in other non-interest income)	(756)	98	139	(311)
Core non-interest income (non-GAAP)	$17,962	$10,666	$53,510	$38,551

Non-core non-interest income (non-GAAP)	$(2,378)	$3,389	$17,266	$(15,438)

Adjusted Total Revenue
Net interest income	$59,558	$61,060	$263,016	$229,556
Non-interest income	15,584	14,055	70,776	23,113
Total Revenue (GAAP)	$75,142	$75,115	$333,792	$252,669
Less:
Non-core non-interest income (non-GAAP)	(2,378)	3,389	17,266	(15,438)
Adjusted total revenue (non-GAAP)	$77,520	$71,726	$316,526	$268,107

Non-interest income to total revenue (GAAP)	20.7%	18.7%	21.2%	9.1%
Core non-interest income to adjusted total revenue (non-GAAP)	23.2%	14.9%	16.9%	14.4%

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes and results of operations appearing elsewhere in this prospectus, before making an investment decision with respect to the Class A common stock offered hereby. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial conditions or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose some or all of your original investment.
Risks Related to Our Operations
Our future success is dependent on our ability to compete effectively in a highly competitive industry.
We compete for attracting deposits, making loans and conducting other financing initiatives. In addition to our many competitors in the banking sector, our principal non-bank competitors are private credit funds, credit unions, and savings and loan associations, including large national financial institutions. We also compete with fintech companies, consumer financial companies, and other non-bank providers of financial services. Many of our competitors are larger than us, have more resources, greater brand recognition, and more extensive and established footprints than we do and may be able to attract customers and consumers more effectively than we can. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing, and may better afford and make broader use of media advertising, support services and technology than we do. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We compete with these other financial institutions both in attracting deposits, making loans and other financing initiatives. We expect competition to continue to increase as a result of legislative, regulatory and technological changes, the continuing trend of consolidation in the financial services industry and the emergence of alternative providers of traditional banking products and services. Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers, some of which maintain a physical presence and others of which maintain only a virtual presence. An increase in competition could require us to increase the rates we pay on deposits and/or lower the rates that we offer on loans, which could reduce our profitability.
The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers such as digital assets and blockchains, as well as advances in robotic process automation and AI, could significantly affect the competition for financial services. For example, growth in cryptocurrency and DeFi could reduce traditional banking deposits and income streams, challenging our ability to attract and retain consumers. A substantial shift of consumer deposits to these alternative products could adversely affect our liquidity position, funding costs, and overall financial stability. Regulatory uncertainty regarding cryptocurrency and DeFi could further complicate our strategic decisions, increase compliance costs, and potentially expose us to reputational and operational risks.
Furthermore, we operate in a highly competitive industry that could become even more competitive as a result of continued industry consolidation. This consolidation may produce larger, better capitalized and more diversified companies that are capable of offering a wider array of financial products and services at more competitive prices due to cost savings and shared resources.
Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers. Our ability to compete successfully depends on a number of factors, including, among other things: (i) the ability to develop, maintain and build long-term customer relationships based on top quality service and high ethical standards; (ii) the scope, relevance and pricing of products and services offered to meet customer needs and demands; (iii) the rate at which we introduce new products and services relative to our competitors; and (iv) consumer satisfaction with our level of service. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.
The middle-market businesses which we target may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan.
Our primary lending strategy is to serve the banking and financial services needs of middle-market businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than such competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan.
In addition, the success of middle-market businesses often depends on the management skills, talents and efforts of a smaller group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the industries we serve or any of our borrowers otherwise are affected by adverse business developments, our middle-market borrowers may be disproportionately affected and their ability to repay outstanding loans may be negatively affected, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs, and delinquencies could rise and require significant additional provisions for credit losses, resulting in an adverse effect on our business, financial condition and results of operations.
We depend on the accuracy and completeness of information about clients and counterparties, which, if incorrect or incomplete, could harm our earnings.
In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of customers, counterparties or other third parties, such as independent auditors as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite, and service loans. Our business, financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on information provided to us, such as financial statements that do not comply with GAAP, that is materially misleading.
New lines of business, new products and services, strategic project initiatives or new partnerships may subject us to additional risks.
Our growth strategy is primarily organic – requiring continued expansion in loan production, market penetration and product development. From time to time, we may seek to implement new lines of business or offer new products and services within existing lines of business, which exposes us to execution, operational and regulatory risks. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. If development or implementation efforts are delayed or unsuccessful, we may be unable to achieve pricing and profitability targets, which could materially affect our operating results. New lines of business and/or new products or services also could subject us to additional regulatory requirements, increased scrutiny by our regulators and other legal risks.
Additionally, we have undertaken, and expect to continue to undertake, strategic project initiatives, including, but not limited to, payment processing, investment in technology, process improvement, client experience and fintech partnerships and acquisitions. Significant effort and resources are necessary to manage and oversee the successful completion of these initiatives. These initiatives can place significant demands on a limited number of employees with subject matter expertise and management and may involve significant costs to implement as well as increase operational risk as employees learn to process transactions under new systems. The failure to properly execute on these strategic initiatives could adversely impact our business and results of operations.
We have in the past, and may in the future, partner with fintech providers to distribute or market our products and services. Bank regulators have, and may in the future, hold banks responsible for the activities of these fintech companies, including under the BSA, the CRA or in respect of anti-money laundering and consumer compliance matters, or may take the view that these relationships present safety and soundness issues.
New products and services, or entrance into new markets or lines of business, are carefully scrutinized by regulatory agencies and may require substantial time, resources and capital, and profitability targets may not be achieved or risks associated with such new services or product offerings may not be properly managed. In June 2023, the federal bank regulatory agencies issued new guidance regarding risk management associated with third-party relationships, which, among other things, offered the agencies’ views on sound risk management principles for banking organizations when developing and implementing risk management practices for all stages in the life cycle of third-party relationships. The guidance provided that the use of third parties, especially those using new technologies, may present elevated risks to banking organizations and their customers, including operational, compliance, and strategic risks. Even if we believe we have properly identified risks associated with such partnerships, and that we have an effective risk management program in place to manage and supervise such third-party relationships and associated risks, no assurances can be provided that our state and federal banking regulators will agree with our assessments or not find deficiencies in our risk management program(s) or that our risk management and compliance programs will in fact prove to be effective.
Failure to properly manage these risks, or failure of any product or service offerings to be successful and profitable, could have a material adverse effect on our business, financial condition and results of operations.
We have a net deferred tax asset that may not be fully realized.
We have a net deferred tax asset in the form of a net operating loss carryforward and cannot assure that it will be fully realized.
The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. If we determine that we will not achieve sufficient future taxable income to realize our net deferred tax asset, we are required under GAAP to establish a full or partial valuation allowance. If we are required to establish a full or partial valuation allowance, we will incur a charge to operations, which could negatively impact our earnings. We regularly assess available positive and negative evidence to determine whether it is more likely than not that our net deferred tax asset will be realized. This determination requires us to apply significant judgment and is inherently speculative because it requires estimates and assumptions about our future taxable income that cannot be made with certainty. In addition, changes in tax laws and regulations applicable to us could result in our estimates and assumptions about our future taxable income becoming inaccurate.
Our ability to use our deferred tax asset to offset future taxable income will be limited if we experience an “ownership change” as defined in Section 382 of the Code. If we have an “ownership change” on or prior to September 22, 2027, then all unused net operating loss carryforwards would be foregone, and if such event occurs after such date, we would be subject to the general rules in connection with an “ownership change.” In general, an “ownership change” will occur if the ownership of our stock by certain stockholders or groups of stockholders increases by more than 50% over a rolling three-year period. Due to the complexity of Section 382, it is difficult to conclude with certainty at any given point in time whether an ownership change has occurred. Additionally, while there are transfer restrictions in place under our Amended Certificate of Incorporation that we believe help preserve our ability to use our deferred tax assets, each of CB (defined below), GPC (defined below) and BVA (defined below) is individually entitled, pursuant to the applicable Investor Rights Agreement, to transfer up to 40% of the common stock held by them as of the date of such Investor Rights Agreement notwithstanding the limitations in our Amended Certificate of Incorporation (collectively, the “Investor Transfer Exception”). Given the complexity of Section 382, we are unable to provide assurance that transfers pursuant to the Investor Transfer Exception will not adversely affect our ability to use our deferred tax assets to offset future taxable income, and the ability of certain stockholders to utilize the Investor Transfer Exception may increase the risk that we experience an “ownership change” as defined in Section 382 of the Code which adversely affects our ability to use our deferred tax assets to offset future taxable income. Our ability to use our deferred tax assets to reduce future taxable income and liabilities may be subject to annual limitations as a result of ownership changes that may occur in the future, including as a result of this offering, some of which may be outside of our control. Furthermore, our ability to utilize deferred tax assets of companies that we have acquired or may acquire may be subject to limitations. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Years Ended December 31, 2025 and 2024—Income Taxes” and “—Results of Operations for the Three Months Ended March 31, 2026 and 2025—Income Taxes” for additional discussion regarding our critical accounting estimates as they relate to our deferred tax assets, and “Description of Capital Stock—Transfer Restrictions” for additional discussion on the transfer restrictions in place under our Amended Certificate of Incorporation that we believe help preserve our ability to use our deferred tax assets for the foreseeable future.
We face significant operational risks, including fraud and loss due to execution errors, data processing and technology errors.
Because we operate many different financial service functions, including an expanding slate of digital banking services, we rely on the ability of our employees, third-party vendors and information technology systems to process a significant number of transactions and manage multiple products and technologies, and therefore face significant operational risk of loss from operations, including fraud by employees or outside persons, employees’ execution of incorrect or unauthorized transactions, data processing and technology errors, or hacking and breaches of internal control systems. In particular, it is not always possible to prevent employee error or misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.
As a financial institution, we are inherently exposed to operational risk in the form of theft and other fraudulent activity by employees, customers, consumers and other third parties targeting us, our customers, our consumers or our data (including the data we hold on behalf of our customers and consumers). Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. With the advent and growth of our digital deposit platform and related services, the opportunity for, and our vulnerability to, such fraudulent activity is increased. Although we maintain policies and internal controls designed to identify and prevent such incidents, given the increasing sophistication of possible perpetrators, we may experience financial losses or reputational harm as a result of fraud.
Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee errors, tampering or manipulation of those systems will result in losses that are difficult to detect. Employee error or misconduct could also subject us to financial claims. If our internal control systems fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have an adverse effect on our business, financial condition and results of operations.
Negative publicity resulting from the realization of such risks, whether or not accurate, may damage our reputation, which could have an adverse effect on our business, financial condition and results of operations.
Our risk management framework may not be effective in mitigating risks and/or losses to us.
In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures, and systems designed to identify, monitor, and control our exposure to material risks, including credit, strategic, liquidity, interest rate, operational, compliance and reputational risks. Our risk management methods may prove to be ineffective due to their design, implementation or the degree to which we adhere to them, as a result of inadequate, inaccurate, or untimely information, changes in tactics employed by external bad actors or other factors.
If our risk management efforts are ineffective or fail to mitigate our exposure in all economic or market environments, including risks that we may fail to identify or anticipate, we could suffer losses, become subject to litigation, particularly from our customers, or incur regulatory sanctions or fines, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risk arising from failure or circumvention of our controls and procedures.
Our internal controls, including fraud detection controls and procedures, disclosure controls and procedures and corporate governance processes are based in part on certain assumptions and provide only reasonable, not absolute, assurance that their objectives are achieved. Failure, circumvention, or noncompliance with our controls and procedures or applicable regulations could have a material adverse effect on our reputation, business, financial condition and results of operations, including through litigation, regulatory fines, penalties or other sanctions. Furthermore, notwithstanding advances in technology and control systems, our operations ultimately rely on people, who may make errors or engage in violations or misconduct that our controls may not always prevent or detect. Human errors, malfeasance or other misconduct, even if promptly identified and remediated, could result in reputational harm or legal risk and have a material adverse effect on our business, financial condition and results of operations.
Our accounting estimates and risk management processes rely on analytical and forecasting techniques, models and judgment, which may inadequately measure risk.
Our accounting policies and methods are critical to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and methods to comply with GAAP and present our financial condition and results appropriately. In some cases, management must select among two or more alternative accounting policies or methods, any of which may be reasonable under the circumstances but which could result in materially different reported results.
Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our possible need to revise or, if in error, restate prior period financial statements, cause damage to our reputation and the price of our Class A common stock and adversely affect our business, financial condition and results of operations.
As noted above, our critical accounting policies require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include ACL and the realizability of the net operating loss portion of our deferred tax assets. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the ACL or sustain loan losses that are significantly higher than the reserve provided or significantly increase our accrued tax liability. Any of these could have a material adverse effect on our business, financial condition and results of operations.
We are subject to an extensive body of accounting rules and best practices. Periodic changes to such rules may change the treatment and recognition of critical financial line items.
The nature of our business makes us subject to an extensive body of accounting rules and best practices in the United States. From time to time, the governing bodies that oversee changes to accounting rules and reporting requirements may release new guidance for the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. These changes could adversely affect our capital, regulatory capital ratios, ability to make larger loans, earnings and performance metrics. Any such changes could have an adverse effect on our business, financial condition and results of operations.

We rely heavily on our senior management team, particularly John Delaney, and other key employees.
Our success depends largely on the continued service of certain members of our leadership team. In particular, we are highly dependent on the services of John Delaney, our Chief Executive Officer. Members of our leadership team, both individually and collectively, play an integral role in the development and growth of our company. We also rely on our leadership team in operating our business and identifying strategic initiatives.
While we have entered into employment agreements with certain of our senior officers and other key employees, such officers can terminate such agreements in accordance with their terms, and we cannot ensure that we will be able to retain the services of any members of our management team or other key employees. The unexpected loss of any of our key employees could have a material adverse effect on our business and operations.
Our future success also depends on our continuing ability to attract, develop, motivate and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The market for qualified individuals is highly competitive and as a result, we may not be able to attract and retain key employees, including qualified officers and candidates. Failure to attract and retain a qualified management team and qualified key employees could have an adverse effect on our business, financial condition and results of operations.
Managing reputational risk is important to attracting and maintaining clients, investors and employees, and damage to our reputation could have an adverse effect on us.
A key differentiating factor for our business is our strong reputation. Maintaining a positive reputation is critical to attracting and retaining our valued customers and consumers, investors and employees. Adverse perceptions of us could impair our ability to execute our strategy.
Maintaining and developing our brand is critical to building trust with our consumer and customer bases. Brand recognition may help reduce customer acquisition costs and support customer loyalty. Maintaining and developing our brand will depend largely on our ability to continue to provide high quality products and services at cost-effective and competitive prices, as well as after-sale consumer and customer service. While we intend to continue investing in our brand, no assurance can be given as to the success of these investments. If we fail to maintain and develop our brand, incur excessive expenses in this effort, or if our reputation is otherwise tainted, it could materially impact our ability to raise deposits from consumers nationwide, which is critical to our funding, and could also otherwise materially impact our business, financial condition and results of operations.
Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, regulatory investigations, supervision deficiencies, marketplace rumors and questionable or fraudulent activities of our clients. We have policies and procedures in place to promote ethical conduct and protect our reputation. However, these policies and procedures may not be fully effective and cannot protect against all threats to our reputation. Negative publicity regarding financial institutions, our business, employees, or clients, with or without merit, may result in the loss of clients, investors and employees, costly litigation, a decline in revenues, and/or increased governmental oversight.
If the public perception of financial institutions remains negative, then our reputation and business may be adversely affected by negative publicity or information regarding our business and personnel, whether or not accurate or true. For example, negative information about financial institutions has in the past been, and may in the future be, posted on social media or other Internet forums or published by news organizations and the speed and pervasiveness with which information can be disseminated through these channels, in particular social media, may magnify risks relating to negative publicity. “—Risks Related to Funding and Liquidity—Problems encountered by, or adverse news concerning, other financial institutions may adversely affect financial and capital markets generally as well as the Bank.”
Moreover, our customers, consumers, stockholders, employees, regulators, and other stakeholders have diverse expectations, demands, and perspectives on a range of topics, including sustainability-related topics, which are continuing to evolve and, in some cases, diverge. We may not be able to meet the diverse expectations and demands of all of our stakeholders, which could harm our reputation, reduce customer demand for our products and services, and subject us to legal and operational risks.
Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
We outsource some of our operational activities and accordingly depend on relationships with third-party providers for services, such as core systems support, informational website hosting, internet services, online account opening and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems, many of which also depend on third-party providers. The failure of these third-party systems, a cybersecurity incident involving any of our third-party service providers, which they have experienced in the past, deterioration in the quality of their service or performance or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could also experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing third-party service providers or addressing other issues with our third-party service providers could entail substantial delay, expense and disruption of service.
In addition, these third-party service providers may rely on subcontractors to provide services to us that face similar risks. Failures or security incidents or breaches by or of our third-party service providers or their subcontractors that result in an interruption in service, unauthorized access, misuse, loss or destruction of data or other similar occurrences that could interrupt our business, could in the future adversely affect our business. Through contractual provisions and third-party risk management processes, we take steps to require that our providers, and their subcontractors, protect our data and information, including personal data. However, due to the size and complexity of our technology infrastructure and services, the amount of data that we store and the number of consumers and customers, financial services platform clients, employees and third-party service providers with access to personal data, we, our third-party service providers and their subcontractors are potentially vulnerable to a variety of intentional and inadvertent cybersecurity breaches and other security-related incidents and threats, which could result in a material adverse effect on our business, financial condition and results of operations. Any contractual protections we may have from our third-party service providers may not be sufficient to adequately protect us against such consequences, and we may be unable to enforce any such contractual protections. As a result, if these third-party service providers experience service interruptions, are subject to cybersecurity incidents, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If such interruption were to continue for a significant period of time, such delay could have an adverse effect on our business, financial condition and results of operations. Even if we are able to replace third-party service providers, it may be at a higher cost to us to engage such third-party service providers on short notice, which could adversely affect our business, financial condition and results of operations.
In addition, we may, from time to time, decide to modify or terminate relationships with third-party service providers and to perform certain functions and/or services internally. There is no guarantee we will be able to perform these functions. Additionally, the migration of any such functions and/or services may introduce additional risks and could cause disruption to our business.
Certain aspects of the services we provide also rely and depend upon the ability of third parties with whom we do not contract directly to perform specified tasks or execute certain functions. As a result of these impacts, we might experience consumer or customer complaints, loss of revenue or other financial loss, or we may have to respond to regulatory inquiries related to such outages.
Furthermore, third-party service providers, and banking organizations’ relationships with those providers, are subject to demanding regulatory requirements and attention by bank regulators. Our regulators may hold us responsible for any perceived deficiencies in our oversight of our third-party service providers and in the performance of the parties with which we have these relationships. As a result, if our regulators assess that we have not exercised adequate oversight and control over our third-party service providers or that such providers have not performed adequately, we could be subject to administrative penalties, fines, or other forms of regulatory enforcement action as well as requirements for consumer remediation, any of which could have an adverse effect on our business, financial condition and results of operations.
If a service provider fails to either provide the services required or expected or meet applicable contractual or regulatory requirements such as service levels or compliance with applicable laws, the failure could negatively impact our business. Such a failure could also adversely affect the perception of the reliability of our networks and services and the quality of our brand, which could materially adversely affect our business and results of operations. Further, if there were deficiencies in the oversight and control of our third-party relationships, and if our regulators held us responsible for those deficiencies, it could have an adverse effect on our business, reputation and results of operations.
Our success is largely dependent upon our ability to successfully execute our business strategy.
There can be no assurance that we will be able to continue to grow and to remain profitable in future periods, or, if profitable, that our overall earnings will remain consistent with our prior results of operations, or increase in the future. A downturn in economic conditions, heightened competition from other financial services providers, interest rate volatility, an inability to retain or grow our core deposit base, regulatory and legislative considerations, and failure to attract and retain high-performing talent, among other factors, could limit our ability to grow assets, or increase profitability, as rapidly as we have in the past.
Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without materially increasing interest rate risk or compressing our net interest margin, maintaining adequate capital at all times, managing a growing number of consumer and customer relationships, scaling technology infrastructure, hiring and retaining qualified employees and successfully implementing our strategic initiatives. We must also successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient and timely manner and identify deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with expanding operations, including new branches.
Our growth strategy may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to effectively manage and grow our banking franchise, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth. We may not have, or may not be able to develop, the knowledge or relationships necessary to be successful in new markets.
Our failure to sustain our historical rate of growth, adequately manage the factors that have contributed to our growth or successfully enter new markets could have an adverse effect on our earnings and profitability and, therefore on our business, financial condition and results of operations.
Our expansion strategy includes, in part, targeting select acquisitions of parts or all of other financial institutions or financial services companies, which exposes us to acquisition risks.
While our current strategy is centered on organic growth, we may, from time to time, evaluate and pursue opportunities to expand our business through mergers, acquisitions, or other business combination activity.
The acquisition of other financial institutions, loan servicing or other lending operations and/or financial services companies involves a number of risks, including the risks that:
•we may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, including related to due diligence activities, financial modeling, and the negotiation of definitive agreements;
•our estimates and judgments used to evaluate credit, operations, management, compliance, risk management, and market risks relating to target businesses may not be accurate;

•any institutions or businesses we acquire may have distressed assets and there can be no assurance that we will be able to realize the value we predict from those assets or that we will make sufficient provisions or have sufficient capital for future losses;
•we may be required to take write-downs or write-offs, restructuring and impairment, or other charges related to any institutions or businesses we acquire that could have a significant negative effect on our financial condition and results of operations;
•there may be substantial lag-time between completing an acquisition and generating sufficient revenue, assets and/or deposits to support costs of the expansion, including the realization of tax benefits accruing from net operating losses generated by a company we acquire;
•our management’s attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from our existing business and we may not be able to successfully integrate such operations and personnel;
•we may not be able to obtain regulatory approval for an acquisition target on the timeline we expect or at all;
•regulatory approvals for an acquisition target may be conditioned on requirements that we divest assets, liabilities or business lines, or that we commit to take certain other actions, and may include conditions, terms or requirements that are not acceptable to us;
•we may be exposed or joined as a party to litigation initiated by customers or third parties of acquired entities;
•we may introduce new products and services we are not equipped to manage or that introduce new risks to our operations, or that otherwise result in adverse effects on our results of operations; or
•we may assume liabilities in connection with an acquisition, including both unrecorded liabilities that are not discovered at the time of the transaction and known potential liabilities that are not properly evaluated or quantified, and the repayment of such liabilities may have an adverse effect on our business, financial condition and results of operations.
If we seek to expand our business through mergers, acquisitions, or other business combinations, we cannot assure you that we will be able to identify and successfully consummate any such transactions, successfully integrate any acquired financial institutions or financial services companies into our operations or retain the customers or consumers of any acquired business. If any of these risks occur in connection with our expansion efforts, it may have a material adverse effect on our business, financial condition and results of operations.
System failures in, or cybersecurity breaches of, our network security or other information technology systems could subject us to increased operating costs as well as litigation, damage to our reputation and other potential losses.
Failures in, or breaches of, our information technology systems and network infrastructure, or those of our third-party vendors or other service providers, including as a result of cybersecurity attacks, could disrupt our business, result in the disclosure or misuse of confidential, proprietary or personal information, damage our reputation, subject us to legal or regulatory proceedings, increase our costs and cause losses. Our operations are dependent upon our ability to protect our information technology systems and network infrastructure against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any such damage or failure that causes a prolonged interruption in our operations could have an adverse effect on our business, financial condition and results of operations. In addition, our operations are dependent upon our ability to protect our information technology systems and network infrastructure, including our internet banking activities, against damage from physical break-ins, cybersecurity incidents and other disruptive problems. Cybersecurity incidents and other disruptions would jeopardize the security of information (including personal information) stored in and transmitted through our information technology systems and network infrastructure, which may result in significant liability to us and damage to our reputation, and may discourage current and potential customers and consumers from using our internet banking services, which could in turn have an adverse effect on our business, financial condition and results of operations. Our security measures, including firewalls and penetration testing, may not prevent or detect all future system failures or cybersecurity incidents.
In the normal course of business, we collect, process, and retain sensitive, confidential and personal information of our customers and consumers. Although we devote significant resources and management focus to maintaining the integrity of our information technology systems through information security and business continuity programs, our facilities and systems, and those of our third-party service providers, could be vulnerable to cybersecurity incidents, including internal or external security incidents denial of service attacks, malware, ransomware attacks, “phishing,” other forms of social engineering attempts, misplaced or lost data, programming or human errors and other similar events. We and our third-party service providers have experienced these types of events in the past and expect to continue to experience them in the future. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, regulatory enforcement action, damage to our reputation, loss of customers and consumers, loss of business or a loss of confidence in the security of our systems, products and services. Although the impact to date from these events has not had an adverse effect on us, we cannot be sure this will be the case in the future. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.
In addition to cybersecurity attacks or other security incidents involving the theft of sensitive, confidential and personal information, hackers recently have engaged in attacks against large financial institutions that are designed to disrupt key business services, such as customer- and consumer- facing websites. We are not able to anticipate or implement preventive measures that are effective against all possible cybersecurity attacks, especially given that the techniques used by hackers change frequently and such attacks can originate from a wide variety of sources. Our early detection and response mechanisms may be overpowered by sophisticated attacks and malware designed to avoid detection, which could in turn have an adverse effect on our business, financial condition and results of operations if such attacks are successful.
Technological advances, including the development and implementation of generative and agentic AI and other AIML technologies, may impact our business and our ability to successfully adopt and implement new technologies that our customers desire.
The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. As a digital financial services company and a primarily direct bank with a limited branch network, we significantly depend on technology to deliver our products and services and to otherwise conduct our business and operations. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy consumer demands. The recent technological advances in development and use of AIML present a number of risks and challenges to our business. The legal and regulatory environment relating to AIML is uncertain, rapidly evolving and includes regulation targeted specifically at AIML as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AIML. These evolving laws and regulations could require changes in our implementation of AIML and increase our compliance costs and the risk of non-compliance, including in relation to data privacy and security requirements. AIML models may be more susceptible to cybersecurity threats due to risks from using external, third-party data sources and given the volume of data they utilize, which, in turn, could make us more susceptible to cybersecurity threats.
The emergence of agentic and generative AI in particular presents unique risks and challenges that may adversely impact our business, including the production of output or taking of action that is incorrect. We or our third-party vendors or counterparties may develop or utilize such AIML in certain business processes, services, or products. Particularly agentic or generative AI models, may produce output or take action that is incorrect, that reflect biases included in the data on which they are trained, or that is otherwise harmful, which would likely degrade the effectiveness of such AI and could adversely impact us to the extent that we, our affiliates and our service providers or other third parties engaged by us rely on the work product of such AI. Use of AIML models may also infringe on the intellectual property rights of others or otherwise be affected by claims of infringement, misappropriation or other violations of intellectual property, including based on the use of large datasets used to train AI or the use of output generated by AI, in either case which contain or are substantially similar to material protected by intellectual property, including patents, copyrights, trademarks, or trade secrets. Furthermore, the use of personal or nonpublic information in connection with agentic or generative AI by the Company could result in a violation of certain laws, including data privacy laws and the data privacy and security requirements of the GLBA, exposing us to legal liability or regulatory penalties.
Furthermore, we may be exposed to risks to the extent we use AIML developed by third parties. We may be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models, and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.
Despite our focus on leveraging AIML as a catalyst for efficiency and accuracy, we may not be able to effectively implement new, technology-driven products and services, implement them as quickly as our competitors do, or be successful in marketing these products and services to our customers and consumers. In addition, the implementation of technological changes, upgrades to maintain current systems and the integration of new systems may also cause overly complex implementation, service interruptions, transaction processing errors, and system conversion delays, and may cause us to fail to comply with applicable laws or may otherwise result in an increase in our expenses, or otherwise distract management from our core banking and lending business. Failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could cause us to lose customers and consumers or have a material adverse effect on our business, financial condition and results of operations.
We expect that new technologies, including AIML, and business processes applicable to the financial services industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have a material adverse effect on our business, financial condition and results of operations. Further, given that the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes and optimize the opportunities deriving from our strategic initiatives could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to protect or enforce our intellectual property rights.
Certain of our product offerings and lines of business depend on certain registered and unregistered intellectual property rights and proprietary information. We use, and expect to continue to use, a combination of patent, copyright, trademark, service mark and trade secrets in our business. We rely on a combination of intellectual property laws and certain contractual provisions (such as confidentiality and nondisclosure agreements and intellectual property assignment agreements with employees, consultants and third parties with whom we have relationships), and technical measures (such as the password protection and encryption of our data and systems) to protect our brand, technology and intellectual property rights, including our and the Bank’s proprietary software. However, these laws and agreements afford only limited protection and may be insufficient to deter or prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Intellectual property rights or registrations granted to us may provide an inadequate competitive advantage or be too narrow to protect our products and services in the relevant jurisdictions. The protections may not be sufficient to prevent unauthorized use, misappropriation or disclosure of our intellectual property or technology, and may not prevent competitors from copying, infringing, or misappropriating our products and services.
We own numerous trademarks and service marks, including but not limited to our brand name, logo and slogan. While we have invested resources in establishing and promoting our intellectual property, including our trademarked brands, we may be unable to adequately obtain trademark protections in relevant jurisdictions, such that we may not be able to distinguish our products and services from those of our competitors. Further, we may not timely file or successfully register our trademarks. If the validity of these marks were challenged, certain of our brands or trademarks may be damaged or we may be required to face considerable expense defending or changing our marks. Further, we have chosen not to register any copyrights, and instead rely primarily on trade secret protection to protect our proprietary software, information and technology. Given that we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software under copyright laws may be limited. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our technologies, and use information that we regard as proprietary to create products and services that compete with ours.
Various events outside of our control may pose a threat to our intellectual property rights, and our related products and services. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property or proprietary rights and cannot be certain that others will not independently develop, design around, or otherwise acquire equivalent or superior technology or intellectual property rights to ours. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective in protecting our intellectual property rights. Any litigation brought to enforce or challenge our intellectual property or proprietary rights may be costly and ultimately result in the loss of such rights. Failure to obtain or maintain adequate protection of our intellectual property or other proprietary rights for any reason could have a material adverse effect on our businesses, results of operations and financial condition. Additionally, intellectual property laws may change and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights. If we are unable to adequately protect our intellectual property rights, our business and growth prospects could be materially and adversely affected.
We use open-source software in our business, which could negatively affect our ability to operate our business and subject us to litigation or other actions.
We use open source software (“OSS”) in our business. While we do not use OSS in connection with our AIML initiatives, we do anticipate continuing to use OSS in our business in the future. Certain OSS licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the OSS on unfavorable terms or at no cost, and we may be subject to such terms if we combine, link or otherwise integrate our proprietary software with OSS in certain ways. The terms of many OSS licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that some OSS licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. In such event, we could be required to make any open source code utilized in certain of our proprietary software available to third-parties, (including competitors), to seek licenses from third-parties on terms unfavorable to us, to re-engineer or to discontinue the offering of our products or services, or we could become subject to other consequences, any of which could adversely affect our business, financial condition, and results of operations.
We operate a flexible-first workforce model, which could subject us to increased business continuity and cybersecurity risks, as well as other operational challenges and risks that could significantly harm our business and operations.
Our workforce operates under a mix of in-person, hybrid and fully remote arrangements. We increased in-office collaboration for non-remote employees, requiring a specified number of in-office days per month that varies by business team. We expect many employees to continue to work partially or fully remotely. As a result, we are subject to the challenges and risks of having a remote workforce, as well as the challenges and risks from operating with a hybrid workforce. These risks include home internet availability affecting work continuity and efficiency. We may also be exposed to risks associated with the locations of remote employees, including compliance with local laws and regulations or exposure to compromised internet infrastructure. Allowing our employees to work remotely may create intellectual property-related risks if any employee creates intellectual property on our behalf while residing in a jurisdiction with unenforced or uncertain intellectual property laws. Further, if employees fail to inform us of changes in their work location, we may be exposed to additional compliance risks without our knowledge.

While we believe most of our operations can be performed and operated effectively remotely, there is no guarantee that our flexible-first workforce model will continue or that we will continue to be as effective while operating a flexible-first workforce model because our team is dispersed.
Operating our business with both remote and in-person workers, or workers who work in flexible locations and on flexible schedules, could have a negative impact on our corporate culture, decrease the ability of our workforce to collaborate and communicate effectively, decrease innovation and productivity, or negatively affect workforce morale. If we are unable to manage the cybersecurity and other risks of a flexible-first workforce model, and maintain our corporate culture and workforce morale, our business could be harmed or otherwise adversely impacted.
Risks Related to Credit and Interest Rate
We may not be able to measure and manage our credit risk adequately.
Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions.
Evaluating credit risk involves considering a wide range of information on historical results, balance sheet items, collateral, forward-looking performance, operational fundamentals and management teams. Final decisions on appropriate credit risk reflect both analytical rigor and judgment exercised within our governance framework, which we may not perform adequately. Our risk management practices, such as monitoring the concentration of our loans within specific markets or industries and our credit approval, review and administrative practices, may not adequately manage credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our ACL, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition and results of operations.
Our ACL may prove to be insufficient to cover actual credit losses.
Our future success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that we will experience credit losses. The risk of loss will vary with, among other things, general economic conditions, including the current economic environment and real estate market, the type of loan, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan.
Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to ensure repayment. As a result, we may experience significant credit losses, which could have a material adverse effect on our operating results. Under the CECL methodology which informs our ACL, a loan is considered to have a credit loss when the probability of default and loss given default result in the amount on the loan being less than the amount contractually required to be repaid. Accordingly, we maintain an ACL that represents judgments of expected losses and risks inherent in our loan portfolio, in an attempt to cover any credit losses that may occur. The ACL, which represents management’s estimate of expected lifetime credit losses on loans, held-to-maturity securities, and financing receivables, is determined using internal and industry historical loss experience, current conditions, and reasonable and supportable forecasts, with accrued interest receivable excluded from the measurement. The determination of the appropriate level of the ACL is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risk and future trends, all of which may change materially. Although we endeavor to maintain our ACL at a level adequate to absorb any current expected losses in the loan portfolio, these estimates of credit losses are necessarily subjective and their accuracy depends on the outcome of future events. As of March 31, 2026, the ACL was $55.3 million.
If our assumptions are wrong, or loss performance diverges from internal and industry historical data, our current ACL may not be sufficient to cover future credit losses, and we may need to make adjustments to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our ACL in the form of provisions for credit losses would materially decrease our net income.
In addition, the FDIC and the MOFR periodically review our ACL and may require us to increase our provision for credit losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our ACL or loan charge-offs as required by these regulators could have a material adverse effect on our business, financial condition and results of operations.
We are subject to interest rate risk.
Our profitability, like that of most financial institutions of our type, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings.
Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities and pricing of our assets and liabilities, our efforts may not be effective, which could have a material effect on our business, financial condition and results of operations. Specifically, changes in interest rates or interest rate volatility may:
•Affect the difference between the interest that we earn on assets and the interest that we pay on liabilities, which impacts our overall net interest income and profitability;
•Adversely affect the ability of borrowers to meet obligations under variable or adjustable-rate loans and other debt instruments (including due to an inability to refinance loans), which, in turn, affects our loss rates on those assets;
•Decrease the demand for interest-rate based products and services, including loans and deposits;
•Affect our ability to hedge various forms of market and interest rate risk and may decrease the profitability or protection or increase the risk or cost associated with such hedges;
•Increase the unrealized losses on our available-for-sale and held-to-maturity investment portfolios; and
•Affect loan prepayment speeds and result in the impairment of capitalized loan servicing assets, reduce the value of loans held for sale and increase the volatility of loan revenues, potentially adversely affecting our results of operations.
Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve which, through the FOMC, may raise or lower interest rates in response to economic conditions. The FOMC increased the federal funds target range through several hikes during 2022 and 2023 and has subsequently been decreasing (and most recently holding steady) the range. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could affect our ability to originate loans and obtain deposits, the fair value of our assets and liabilities and the average duration of our assets and liabilities. Any substantial, unexpected or prolonged change in market interest rates could have an adverse effect on our business, financial condition and results of operations. As of March 31, 2026, 79.1% of our earning assets and 78.4% of our interest-bearing liabilities were variable-rate, where our variable rate liabilities reprice at a slower rate than our variable rate assets. Our interest sensitivity profile was asset sensitive as of March 31, 2026.

Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline and in falling interest rate environments, loan repayment rates will increase. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality, and loan origination volume, impacting our business, financial condition, liquidity position and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity and Market Risk” for additional information around our interest rate sensitivity including simulated changes to our net interest income and Economic Value of Equity over a 12-month horizon based on +/- 100 basis point and 200 basis point changes in interest rates.
While we have experienced strong growth led by our digital deposit platform and related offerings, digital deposits are highly rate-sensitive, and elevated short-term interest rates have intensified, and may continue to intensify, deposit pricing competition. Further, customer deposits are subject to potentially dramatic fluctuations due to competitive pressures, interest rate changes, customer confidence, and other external factors. This could result in significant outflows within short periods and/or force significant pricing changes to retain or attract deposits. See “—Risks Related to Funding and Liquidity—We may not be able to develop and maintain a strong core deposit base or other low-cost funding sources” for additional discussions of these risks.
Our lender finance and fund finance lending strategies may expose us to increased credit risks.
We conduct a significant portion of our lending activities in our lender finance and fund finance businesses by offering a variety of customized asset-based products. Such asset-based products often involve bespoke structure and terms and depend on the performance of the underlying assets. The origination, structuring, and ongoing management of such products require robust operational processes and sophisticated risk models. Failures in systems, controls, or models could result in material losses. In addition, we rely on the structural features embedded in our asset-based lending to mitigate the credit risk associated with such products. We limit our lending to a percentage of the customer’s borrowing base assets that we believe can be readily liquidated in the event of financial distress of the borrower. If one or more of our customers negligently or fraudulently misrepresents the existence or value of borrowing base assets in connection with an asset-based loan, we may advance more funds than we otherwise would, which could reduce or eliminate the benefit of the structural protections of our lending products with respect to such advances. In such event we could be exposed to material additional losses with respect to such loans, which could have a material impact on our business, financial condition and results of operations.
Further, our loan portfolio is significantly concentrated in our lender finance and fund finance lending strategies and market, and regulatory or other factors negatively impacting these market spaces, or fraudulent activity, may have an outsized effect on our business, financial condition and results of operations as compared to similar impacts to our other lines of business.
Our healthcare finance lending strategy exposes us to operational complexity and changes in government payment rates that could adversely affect our results of operations.
Our healthcare finance lending strategy, which represents approximately 31% of our loan portfolio as of March 31, 2026, provides working capital and real estate bridge loans to providers of healthcare services throughout the United States, in service of supporting existing operations or financing acquisitions. The portfolio is heavily weighted toward the skilled nursing and seniors housing industries and also includes behavioral and other healthcare verticals. As such, our focus in this space increases concentration risk to sector-specific conditions and borrower operating performance. Borrowers may experience variability on occupancy, operating costs, access to capital and execution risk on acquisition or expansion plans. Further, the businesses in this sector are subject to extensive federal, state, and local regulation, including reimbursement rate changes, licensing requirements, and evolving standards of care. Changes in government reimbursement programs, such as Medicare and Medicaid, can materially impact the financial condition of our borrowers, increasing the risk of default on our loans. These contingencies can lead to borrower underperformance or stress, in which case our loans may require renegotiation or modification, restructuring or may result in default, which could increase our ACL and result in charge-offs, which may have a material effect on our business, financial condition and results of operations.
Concentrated exposures to certain asset classes may unfavorably impact our operations.
We have naturally developed concentrated exposures to those asset classes and industries in which we have specific knowledge or competency. Our loan portfolio consists of loans to borrowers on a national scale and across multiple lending strategies. Our healthcare finance lending strategy represents our most predominant lending strategy in our loan portfolio, representing approximately 31% of our loan portfolio as of March 31, 2026. As of March 31, 2026, no other lending strategy represented more than 20% of our loan portfolio. Additionally, due to the national operating footprint of our borrowers, we believe that we do not have a significant geographic concentration of credit exposure. We believe our extensive experience within these concentration areas, and our strategic relationships within such areas, allows us to better evaluate the associated risks and price credit accordingly. However, the presence of similar exposures concentrated in certain asset classes leaves us exposed to the risk of a focused downturn or increased competitive pressures within a concentration area. If any particular industry or market were to experience economic or financial difficulties, the overall timing and amount of collections on the Company’s loans to clients operating in those industries may differ from what is expected, which could have a material adverse impact on our business, financial condition or results of operations. Additionally, the failure to properly anticipate and address risks associated with these concentrated exposures could have a material adverse effect on our business, financial condition or results of operations.
Our underwriting practices may not protect us against losses in our loan portfolio.
In conducting business relating to our loan portfolio, we adhere to specific underwriting practices, including, but not limited to: analyzing a borrower’s credit history, financial statements, tax returns, and cash flow projections; valuing collateral based on reports of independent appraisers; and verifying liquid assets. Notwithstanding these practices, we have incurred losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and borrower behavior. In addition, our ability to assess the creditworthiness of our clients may be impaired if the models and approaches we use to select, manage, and underwrite our clients become less predictive of future behaviors, or in the case of borrower fraud. Finally, we may have higher credit risk, or experience higher credit losses, to the extent our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. Deterioration in the value of certain assets, such as CRE or trend declines in certain of our lending strategies, such as healthcare finance or our lender finance and fund finance practices, could result in significantly higher credit losses to our portfolio.
Our largest credit facilities make up a material percentage of our total loan portfolio and credit risks relating to these would have a disproportionate impact on our business, financial condition and results of operations.
As of March 31, 2026, our 25 largest credit facilities ranged from approximately $60.0 million to $85.0 million (including unfunded commitments) and totaled approximately $1.9 billion in total commitments (representing, in the aggregate, 24.7% of our total outstanding commitments as of March 31, 2026). Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this concentration of borrowers presents a risk that, if one or more of these relationships were to become delinquent or suffer default, we could be exposed to material losses. The ACL may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if these loans are adequately collateralized, an increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.
Repayment of our construction and development loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may not be sufficient to repay the loan in the event of default.
As of March 31, 2026, approximately 5.9% of the total dollar value of our loan portfolio, or $341.6 million, consisted of construction and development loans. We make our construction and development loans primarily based on the expected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property’s value at completion of construction and estimated cost (including interest) of construction. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. In addition, if we foreclose on a property during construction, we may face additional difficulty realizing the value of the collateral. When lending to builders, the cost of construction breakdown is provided by the builder, as well as supported by the appraisal. Although our underwriting criteria are designed to evaluate and minimize the risks of each construction loan, there can be no guarantee that these practices will safeguard against material delinquencies and losses to our operations.
We are dependent on the use of data and modeling both in our management decision-making generally and in meeting regulatory expectations in particular.
The use of statistical and quantitative models and other quantitatively-based analyses is central to our decision-making and regulatory compliance processes, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, the automated extension of credit based on defined criteria and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them.
Forecasting liquidity, capital, and interest rate risk requires modeling cash flows across assets and liabilities under multiple economic scenarios, incorporating assumptions around deposit and liability behavior, loan performance, funding costs, and balance sheet growth. Final decisions on appropriate capital, liquidity and interest rate reflect both analytical rigor and judgment exercised within our governance framework, which may not adequately measure risk and therefore inform core decisions about our business, financial condition, risk exposure and results of operations.
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, OREO and repossessed personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property, and in determining the value of real estate collateral, we rely on external appraisals and assessment of property values by our internal staff. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. In the case of non-real estate collateral, we rely on a variety of sources, including external estimates of value and judgments based on the experience and expertise of our internal staff. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property.
In addition, we rely on appraisals and other valuation techniques, such as third-party price opinions or internally developed pricing models, to establish the value of our OREO and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not accurately reflect the value of assets we acquire through foreclosure, and our ACL may not accurately reflect loan impairments. This could have a material adverse effect on our business, financial condition and results of operations.
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, including risks related to environmental laws and enforcement thereof, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Our loan portfolio is frequently secured by real property. In the ordinary course of our business, we may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business, financial condition and results of operations.
Since we engage in lending and originate loans secured by real estate, we may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability, and we may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. The amount that we, as a lender, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental clean-up liabilities, assessments, interest rates, real estate tax rates, operating expenses of the properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of real estate, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have a material adverse effect on our business, financial condition and results of operations.
Our real estate finance business is significantly dependent on prevailing market conditions, which could increase our credit losses and negatively affect our financial results.
We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, healthcare and other loans. In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure loans with real estate collateral, and as of March 31, 2026, approximately 46.8% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. Real property values may be affected by a variety of factors outside of our control and the control of our borrowers, including national, regional and local economic conditions, generally. Consequently, a decline in regional or local economic conditions where we have outstanding CRE loans may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are larger or more geographically diverse. Specifically, a decline in local or regional economic conditions may adversely affect the ability of borrowers to repay loans and the value of the collateral securing those loans with a nexus in those regions.
Further, the real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. As a result, declines in real property values could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. We may have to foreclose on real estate assets if borrowers default on their loans, in which case we are required to record the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of non-performing assets increases our risk profile and may affect the capital levels regulators believe are appropriate in light of the ensuing risk profile. Our failure to effectively mitigate these risks could have a material adverse effect on our business, financial condition and results of operations.

We engage in lending secured by the equity interests of the borrower and, in circumstances of default, we may take possession of the equity interests of the borrower, the value of which may be volatile or the possession of which may significantly impact our operations.
We engage in lending to borrowers where equity interests of the borrower or its affiliates are collateralized as part of the security interest securing the loan. In the event of a default by the borrower under such loans, we may seek to enforce, or a bankruptcy court may recognize via bankruptcy proceedings, our security interests, leading to us taking possession of the pledged equity. However, the value of such equity may be highly volatile and subject to significant fluctuations due to market conditions, the financial performance of the underlying entity, a lack of a liquid market for disposal of the equity or other factors beyond our control. There can be no assurance that the value of the equity at the time of any enforcement action that we may take will be sufficient to allow us to fully recover the remaining balance from such defaulting borrowers.
Furthermore, if we acquire equity interests in a borrower or its affiliates as a result of enforcement or bankruptcy actions, we may become subject to additional risks and obligations, including but not limited to exposure to the financial and operational risks of the underlying entity (particularly if we choose to continue to manage the ongoing operations of the business via our equity holdings), potential regulatory or legal restrictions on ownership, and additional challenges associated with managing or disposing of such equity interests. We may also be required to consolidate the financial results of the acquired entity into our or the Bank’s financial statements, which could materially impact our reported financial condition, regulatory capital ratios and related performance indicia.
The realization of these risks could materially impact our business, financial condition, actual operations and results of operations, and there can be no assurance that we will be able to effectively mitigate these risks, operate or integrate such newly-acquired enterprises successfully or realize the full pre-default value of the original loan.
We could recognize realized or unrealized losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
As of March 31, 2026, the book value of our investment securities portfolio was approximately $1.3 billion, and 60.4% of our investments were U.S. government or U.S. government agency securities. If agency mortgage backed securities are included, this ratio is 94.7%. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. Increases in interest rates could cause unrealized losses on investment securities which could result in accumulated other comprehensive losses. Additional factors beyond our control, include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and instability in the capital markets. Available-for-sale securities are carried at fair value and are assessed for impairment at each reporting date. If credit-related impairment exists, we would recognize an allowance related to that security. Held-to-maturity securities are subject to the CECL standard, and therefore we are required to estimate and recognize an allowance for expected credit losses at the time of purchase and update this estimate at each reporting date. Any of these factors, among others, could require us to record an ACL if it indicates credit-related impairment or risk, which could have an adverse effect on our business, financial condition, and results of operations. The process for determining whether an ACL is required involves complex, subjective judgments about the future financial performance and liquidity of the issuer, any collateral underlying the security, and our intent and ability to hold the security for a sufficient period of time to allow for any anticipated recovery in fair value, in order to assess the probability of receiving all contractual principal and interest payments on the security. Our failure to correctly and timely assess any impairments or losses with respect to our securities could have an adverse effect on our business, financial condition and results of operations.
Inflation has negatively impacted, and may continue to negatively impact our business and our profitability.
Prolonged periods of inflation have impacted, and may continue to impact our profitability by negatively impacting our non-interest expenses, including increasing expense related to talent acquisition and retention. Additionally, inflation has led to, and may continue to lead to, a decrease in consumer purchasing power and negatively affect the need or demand for our products and services. If significant inflation continues, our business could be negatively affected by, among other things, increased default rates leading to credit losses which could decrease our willingness to offer new credit extensions. These inflationary pressures could adversely affect our results of operations or financial condition.
Risks Related to Funding and Liquidity
We may not be able to develop and maintain a strong core deposit base or other low-cost funding sources.
We depend on checking, savings and money market deposit account balances and other forms of deposits as our primary source of funding for our lending activities, and we continue to seek and compete for consumer deposits to maintain this funding base. Our future growth will largely depend on our ability to retain and grow our deposit base. As of March 31, 2026, we had $7.1 billion in deposits and a loan to deposit ratio of 81.1%. As of the same date, using deposit account related information such as tax identification numbers, account vesting and account size, we estimated that $975.2 million of our deposits exceeded the insurance limits established by the FDIC.
The deposit markets are competitive, and therefore it may prove difficult to grow our core deposit base. A significant portion of our digital banking deposit account balance currently depends on our high-yield savings account product, and there is no guarantee that deposit account openings and the amount on deposit in those accounts will continue to grow. Further, the elevated level of short-term interest rates in recent years have resulted in, and are expected to continue to result in, more intense competition in deposit pricing and with respect to non-deposit financial products. We face competition from similar products offered by our competitors which may offer more attractive features, including a higher interest rate on deposits, which may impact the success of the product. Changes we make to the rates offered on our deposit products may affect our finances and liquidity. Although we maintain a high deposit consumer retention rate, consumer deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside of our control, such as increasing competitive pressures for deposits, changes in interest rates and returns on other investment classes, consumer perceptions of our financial health and general reputation, or a loss of confidence by customers and consumers in us or the banking sector generally, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current consumer deposits or attract additional deposits.
Furthermore, we may from time to time introduce new digital banking deposit products in an effort to diversify our funding sources and expand our services. In the event we are unable to sufficiently grow such digital products, we may be required to find alternative, higher-cost funding for our lending and other activities, or we might not be able to originate an acceptable or sustainable volume of loans. Relatedly, as the Bank continues to grow its core deposit base and seeks to reduce its exposure to high rate/high volatility accounts, it may experience a net deposit outflow, which could negatively impact our business, financial condition, and results of operations. Additionally, any such losses of funds could result in lower loan originations, which could have an adverse effect on our business, financial condition and results of operations.
Liquidity needs could adversely affect our business, financial condition and results of operations.
Liquidity is essential to our business, and we monitor our liquidity and manage our liquidity risk at the holding company and Bank level. We require sufficient liquidity to fund asset growth, meet customer loan requests, consumer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. Liquidity risk can increase due to a number of factors, which include, but are not limited to, an over-reliance on a particular source of funding, changes in the liquidity needs of our depositors, borrowers’ inability to make loan repayments, adverse regulatory actions against us, or a downturn in the markets in which our loans are concentrated. For example, the Bank could be subject to sudden withdrawals of deposits, including as a result of negative media coverage, which may be spread through social media, regarding us or the financial services industry generally. Online and mobile banking have made it easier for customers to withdraw their deposits or transfer funds to other accounts with short notice. This may make retaining deposits during periods of stress more difficult. In addition, depositors of certain types of deposits, such as uninsured, brokered or uncollateralized deposits, may be more likely to withdraw their deposits or do so more quickly.
Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner, and without adverse consequences. Our inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have an adverse effect on our business, financial condition and results of operations, and could result in the closure of the Bank.
The Bank’s primary funding sources are non-wholesale deposits, wholesale deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters, international instability and geopolitical conflicts. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments, and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include sales of securities and loans and unsecured federal funds lines of credit from correspondent banks, FHLB advances, as well as other sources of wholesale funding. While we believe that these sources are adequate for our current needs, there can be no assurance they will be sufficient, or available, to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. Any substantial, unexpected, and/or prolonged change in the level or cost of liquidity, including related to our regulatory status, could impair our ability to fund operations and meet our obligations as they become due and could have an adverse effect on our business, financial condition and results of operations. Although we have historically been able to replace maturing deposits and advances, we may not be able to replace such funds in the future if our financial condition or market conditions change. Current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations and to support our continued growth. The unavailability of sufficient funding could have an adverse effect on our business, financial condition and results of operations. Further, the expense of borrowing funds to meet liquidity needs may adversely affect our results of operations. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate, which could have a material adverse effect on our business, financial condition and results of operations.
Problems encountered by, or adverse news concerning, other financial institutions may adversely affect financial and capital markets generally as well as the Bank.
Financial services institutions may be interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. For example, public opinion of the financial services industry was negatively impacted following the 2023 closures of Silicon Valley Bank, Signature Bank, and First Republic Bank and generally resulted in decreases in the stock prices of financial services companies. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis or key funding providers (including unsecured federal funds lines of credit), any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition and results of operations.
We are subject to capital adequacy standards and, if we fail to meet these standards, or more stringent standards in the future, we will be subject to restrictions on our ability to make capital distributions and other restrictions.
We and the Bank are each required to comply with applicable capital adequacy standards established by the Federal Reserve and the FDIC, respectively. From time to time, the Federal Reserve and the FDIC change these capital adequacy standards. In particular, we and the Bank are subject to a simple measure of capital adequacy, the CBLR framework, for “qualifying community banking organization.” The CBLR framework was jointly issued by the federal banking agencies in 2019, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The CBLR framework is optional and is available to depository institutions and depository institution holding companies that have less than $10 billion in average total consolidated assets and meet other qualifying criteria. The CBLR framework removes the requirement for qualifying community banking organizations to calculate and report risk-based capital, instead requiring only that qualifying community banking organizations calculate and report a Tier 1 leverage ratio. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the capital ratio requirements to be considered “well capitalized” for purposes of the applicable “prompt corrective action” rules under the FDI Act. The CBLR rules also allow for a two-quarter grace period to correct a ratio that falls below the required amount, provided that the bank or bank holding company maintains a leverage ratio of greater than 8%. In April 2026, the federal banking agencies finalized changes to the CBLR framework, pursuant to which, effective July 1, 2026, qualifying community banking organizations that elect to use the CBLR framework will be required to maintain a leverage capital ratio of greater than 8% to be considered “well capitalized” with a four-quarter grace period to correct a ratio that falls below that amount, provided that the bank or bank holding company maintains a leverage ratio of greater than 7%. Under the current CBLR rule, a qualifying community banking organization can opt out of the CBLR framework and revert back to the risk-based framework without restriction. As of March 31, 2026, we and the Bank each were a “qualifying community banking organization” as defined by applicable regulations of the federal banking agencies and elected to measure our capital adequacy under the CBLR framework. But there is no guarantee that we and the Bank will continue to be a “qualifying community banking organization” or elect to measure our capital adequacy under the CBLR framework. As of March 31, 2026, the Company’s leverage ratio was below the 9% CBLR threshold and as a result, entered into the first quarter of the CBLR grace period. The Bank’s leverage ratio remains above the 9% threshold as of March 31, 2026. Furthermore, changes in capital rules are often precipitated by market events or economic conditions or events that expose perceived weaknesses or gaps in regulatory capital rules affecting banking organizations. For example, on March 19, 2026, the federal banking agencies issued a package of proposed rulemakings that would significantly amend the regulatory capital requirements applicable to most U.S. banks and bank holding companies. Because of the Company and the Bank is currently a “qualifying community banking organization” and has elected to measure its regulatory capital adequacy under the CBLR framework, these regulatory capital amendments, as currently proposed, would not apply to the Company or the Bank. However, if the Company or the Bank were to no longer measure its regulatory capital adequacy under the CBLR framework (whether by election or by a change to its eligibility status), the proposed regulatory capital amendments could, if finalized, impose additional costs on us.
The application of more stringent capital requirements for us could, among other things, result in lower returns on invested capital, require the raising of additional capital and result in additional regulatory actions if we were to be unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy and could limit our ability to make distributions, including paying dividends.
Banking institutions that fail to meet the effective minimum capital ratios including the capital conservation buffer will be subject to constraints on capital distributions, including dividends and share repurchases, and certain discretionary executive compensation. The severity of the constraints depends on the amount of the shortfall and the institution’s “eligible retained income” (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) the average net income over the preceding four quarters).
The Federal Reserve may require us to commit capital resources to support the Bank.
The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.

A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank may become more difficult and expensive relative to other corporate borrowings.
Our operations may require us to raise additional capital, which may result in dilution to our then-existing stockholders and may not be available when it is needed, or at all.
We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We can offer no assurance that our capital resources following this offering will be adequate to satisfy our capital requirements for the foreseeable future. Accordingly, we may need to raise additional capital by issuing securities. The issuance of additional equity capital could be dilutive to the interests of our then-existing stockholders, including investors in this offering.
Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, we may be unable to comply with regulatory capital requirements, which could cause our federal and state regulators to restrict our operations. Our inability to raise additional capital when needed could have a material adverse effect on our business, financial condition and results of operations.
Our liquidity is dependent on dividends from the Bank.
The Company is the parent company of, and a separate and distinct legal entity from, the Bank. Legal entity liquidity is an important consideration as there are legal, regulatory, contractual and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, which could result in adverse liquidity events at either Forbright and/or the Bank. Our principal source of funds to pay distributions on our Class A common stock and service our obligations, other than further issuances of securities, is dividends received from the Bank. Various federal and state laws and regulations limit the amount of dividends that our Bank may pay to us. Furthermore, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank, various business considerations and applicable law and regulation. As is generally the case for banking institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates and economic conditions in general. In the event our Bank is unable to pay dividends to us, we may not be able to service any debt we may incur, pay obligations or pay dividends on our stock. In addition to negatively affecting our business, a significant decrease in our liquidity could also reduce investor confidence in us, which could adversely affect our cash flow, business, financial condition or results of operations.
Our Bank’s FDIC deposit insurance premiums and assessments may increase.
Our Bank’s deposits are insured by the FDIC up to the maximum amount provided by the FDI Act subject to the Bank’s payment of deposit insurance premiums to the FDIC. Accordingly, our Bank is subject to insurance assessments based on our Bank’s average consolidated total assets less its average tangible equity. Our Bank’s regular assessments are determined by its CAMELS composite rating (a supervisory rating system developed to classify a bank’s overall condition by taking into account capital adequacy, assets, management capability, earnings, liquidity and sensitivity to market and interest rate risk), taking into account other factors and adjustments. In order to maintain a strong funding position and the reserve ratios of the DIF required by statute and FDIC estimates of projected requirements, the FDIC has the power to increase deposit insurance assessment rates and impose special assessments on all FDIC-insured financial institutions. Any future increases or special assessments could reduce our profitability and could have an adverse effect on our business, financial condition and results of operations.

We depend in part upon wholesale and brokered certificates of deposit to satisfy funding needs.
We rely, in part, on funds provided by wholesale deposits and brokered certificates of deposit to support the growth of our loan portfolio. Wholesale and brokered certificates of deposit are highly sensitive to changes in interest rates and, accordingly, can be a more volatile source of funding. We continue to face strong competition with regard to wholesale and brokered deposits, and pricing and product changes may adversely affect our ability to attract and retain cost-effective deposit balances. Use of wholesale and brokered deposits involves the risk that growth supported by such deposits would be halted, or our total assets could contract, if the rates offered by the Bank were less than those offered by other institutions seeking such deposits, or if the depositors were to perceive a decline in the Bank’s safety and soundness, or both. In addition, if we were unable to match the maturities of the interest rates we pay for wholesale and brokered certificates of deposit to the maturities of the loans we make using those funds, increases in the interest rates we pay for such funds could decrease our consolidated net interest income. Moreover, if the Bank ceases to be categorized as “well capitalized” under banking regulations, it will be prohibited from accepting, renewing or rolling over brokered deposits without the consent of the FDIC. Additionally, our regulators can adjust applicable capital requirements at any time and have authority to place limitations on our deposit businesses. An inability to attract or maintain deposits in the future could materially adversely affect our ability to fund our business.
Legal and Compliance Risks
Our growth may place significant demands on our operational, risk management and other resources.
The rapid growth of our balance sheet and in certain areas of our business in recent years has placed significant demands on our operational, risk management, sales and marketing, technology, compliance, and finance and accounting infrastructure, and has resulted in increased expenses, a trend that we expect to continue as our business grows. In addition, we are required to continuously develop and adapt our systems and infrastructure in response to the increasing sophistication of the financial services market, changing technologies, evolving fraud, privacy and information security landscape, and regulatory developments relating to our existing and projected business activities. Our future growth will depend on, among other things, our ability to maintain an operating platform and management system able to address such growth, our ability to grow and optimize deposit balances, and our ongoing ability to demonstrate to our regulators that our risk management and compliance practices are growing and evolving in a commensurate fashion, all of which has required, and we expect will continue to require, us to incur significant additional expenses, expand our workforce and commit additional time from senior management and operational resources. We may not be able to manage supporting and expanding our operations effectively, and any failure to do so would adversely affect our ability to increase the scale of our business, generate projected revenue and control expenses.
We are subject to extensive regulation and supervision, which could limit or restrict our activities and negatively impact our financial performance.
We operate in a highly regulated industry and are subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities that supervise us, including, at the Bank level, the MOFR and the FDIC and, at the holding company level, the Federal Reserve. Banking regulations are primarily intended to protect depositors’ funds, the DIF and the banking system as a whole, not stockholders. Our compliance with these regulations is costly and restricts certain of our activities and lines of business, our payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of banking offices. The cost of regulatory compliance is particularly burdensome on smaller institutions such as the Bank, which has a smaller earning asset base than our larger competitors to offset these compliance costs. If we are unsuccessful in managing our compliance costs or such costs continue to increase, it could have a material adverse effect on our business, financial condition and results of operations.
Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies or priorities, or supervisory guidance or expectations, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, as well as changes to the applicability of various laws to us as a result of changes to our size or risk profile, have and could continue to affect us in substantial and unpredictable ways. Such changes have subjected us to, and could continue to subject us to, additional costs and could limit the types of financial services and products we may offer, limit our ability to return capital to stockholders or conduct certain activities, or increase the ability of non-banks to offer competing financial services and products, among other things.
For example, on March 19, 2026, the federal banking agencies issued a package of proposed rulemakings that would significantly amend the regulatory capital requirements applicable to most U.S. banks and bank holding companies. Because each of the Company and the Bank is currently a “qualifying community banking organization” and has elected to measure its regulatory capital adequacy under the CBLR framework, these regulatory capital amendments, as currently proposed, would not apply to the Company or the Bank. However, if the Company or the Bank were to no longer measure its regulatory capital adequacy under the CBLR framework (whether by election or by a change to its eligibility status), the proposed regulatory capital amendments could, if finalized, impose additional costs on us.
Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter or registration as a broker-dealer and investment adviser, enforcement actions or sanctions by regulatory agencies, significant fines and civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing and have pursued aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not legally permitted to publicly disclose these actions without the approval of the applicable governmental authority. Litigation challenging actions or regulations by federal or state authorities could, depending on the outcome, significantly affect the regulatory and supervisory framework affecting our operations, and could in turn have a material adverse effect on our business, financial condition and results of operations.
In addition, new regulations or increased regulatory scrutiny often occur in response to negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, CRE loan composition and any concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations.
Our Alliance Partners business also provides investment advisory services to financial institution clients through its lending platform. In connection with such investment advisory services, Alliance Partners is a registered investment adviser subject to regulation and periodic examination by the SEC under the 1940 Act. The 1940 Act imposes numerous prohibitions and obligations on registered investment advisers, including anti-fraud provisions, fiduciary duties arising out of those provisions, restrictions on certain transactions involving affiliates and regulations designed to safeguard the assets of advisory clients, among others. Failure to comply with these requirements could invite SEC scrutiny or action with respect to Alliance Partners, which could adversely impact our business, financial condition and results of operations, as well as our reputation.
We currently hold state licenses and registrations in connection with the activities of our subsidiaries, Alliance Partners and Solar Servicing LLC. Changes in licensing and registration laws may result in increased disclosure requirements, increased fees, or may impose other conditions to licensing and registration that we or our personnel are unable to meet. We may be required to pay substantial penalties imposed by those regulators due to compliance errors, or we may lose our license or our ability to do business in the jurisdiction otherwise may be impaired. Fines and penalties incurred in one jurisdiction may cause investigations or other actions by regulators in other jurisdictions. We may not be able to obtain or maintain all currently required licenses and registrations. If we change or expand our business activities, we may be required to obtain additional licenses before we can engage in those activities. If we apply for a new license, a regulator may determine that we were required to do so at an earlier point in time, and as a result, may impose penalties or refuse to issue the license, which could require us to modify or limit our activities in the relevant state. Based on changes to our business, we may also forfeit certain of our licenses that are no longer required. Regulators may impose conditions, requirements or penalties in connection with the forfeiture of any of our licenses. States may also expand or otherwise modify their current regulations and if such states do so, we may not be able to comply with such updated regulations or maintain all requisite licenses and registrations in such states or our costs of compliance with and maintenance of such licenses or registrations may materially increase. In addition, the states that currently do not provide extensive regulation of our business may later choose to do so, and we may not be able to obtain or maintain all requisite licenses and registrations, which could require us to modify or limit our activities in the relevant state or states. The failure to satisfy those and other regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.
As a result of our expanding national presence, we operate a nationwide business and are required to comply with significantly more state laws and regulations.
As a result of the nationwide scope of our business and our expanding national presence, we have customers and consumers located across multiple states. Additionally, some of our employees and other personnel are geographically dispersed, which requires us to comply with additional state laws and regulations, including employment and tax laws and regulations. The complexity of, and cost to comply with, state laws applicable to our business has increased as a result of our increased national presence. If we are unable to successfully control such costs of compliance or if we fail to comply with applicable state laws and regulations, it could materially and adversely affect our results of operations and financial condition.
We may be subject to claims and litigation pertaining to our fiduciary responsibilities.
Some of the services we provide, such as our investment services, require us to act in a fiduciary capacity or similar role for our consumers and others. From time to time, third parties may make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability or our reputation could be harmed. Either of these results may adversely impact demand for our products and services or otherwise have a material adverse effect on our business, financial condition and results of operations.
Stockholders may be deemed to be acting in concert or otherwise in control of us, which could impose notice, approval and ongoing regulatory requirements and result in adverse regulatory consequences for such holders.
The Company is a bank holding company regulated by the Federal Reserve. Banking laws impose various regulatory requirements on parties that may seek to acquire a significant interest in the Company or the Bank. For example, the Change in Bank Control Act would generally require that any party file a formal notice with, and obtain non-objection of, the applicable federal banking agency prior to acquiring (directly or indirectly, whether alone or acting in concert with any other party) 10% or more of any class of voting securities of the Company or the Bank. Further approval requirements and significant ongoing regulatory consequences would apply to any company that (directly or indirectly, whether alone or as part of an association with another company) seeks to acquire “control” of Forbright or the Bank for purposes of the BHCA. The determination of whether a party “controls” a depository institution or its holding company for purposes of these laws is based on all of the facts and circumstances surrounding the investment. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.
Failure to effectively manage potential conflicts of interest could result in litigation and enforcement actions, as well as damage our reputation.
Alliance Partners provides investment advisory services to financial institution clients and, in that capacity, owes fiduciary duties to such clients. As a result, we may need to address potential conflicts of interest, including situations where we may be a creditor of an entity with which Alliance Partners also has an advisory relationship and where our services to a particular client conflict, or are perceived to conflict, with the interests of an Alliance Partners client. While we have instituted controls and procedures that are designed to identify and address conflicts of interest, appropriately identifying and dealing with conflicts of interest is complex and difficult. If we fail, or are perceived to fail, to properly identify, disclose, and address conflicts of interest, our reputation could suffer and clients may be less willing to engage in transactions with us. In addition, potential or perceived conflicts may give rise to litigation, government investigations or enforcement actions in the future, which could have an adverse effect on our business, financial condition and results of operations.
Federal and state regulators periodically examine our business and may require us to remediate adverse examination findings or may take enforcement action against us.
The Federal Reserve, the FDIC and the MOFR periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the Federal Reserve, the FDIC, or the MOFR were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations (such as information technology or trust operations) had become unsatisfactory, or that we were in violation of any law or regulation, or disagree with our judgments and interpretations regarding the application of regulatory requirements to us, they may take or require us to take a number of different remedial actions as they deem appropriate. These actions have in the past resulted in, and may in the future result in, us being required to remediate or otherwise address any such adverse examination findings, such as through inclusion in reports of examination of matters requiring board attention or amending and refiling publicly available reports. If we fail to address supervisory criticism or concerns in a timely and effective manner, it can result in our regulators taking increasingly elevated regulatory actions against us, which could, among other things, increase the costs of operating our businesses, reduce the demand for our products and services, impact our ability to meet or maintain current or future goals or targets or continue initiatives, and increase our legal, operational and reputational risks. For example, in connection with resolving certain regulatory consent orders issued by the FDIC and MOFR, we developed a funds management program and capital framework and enhanced our governance, compliance, controls and management infrastructure and capabilities in order to ensure compliance with all applicable regulations, which required, and will continue to require, substantial time, monetary and human resource commitments.
In addition, these agencies have the power to take formal and informal enforcement action against us to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict our growth, to assess civil money penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is imminent risk of loss to depositors, to terminate our deposit insurance and place our Bank into receivership or conservatorship. In some instances, we may not be permitted to publicly disclose these actions. Any regulatory enforcement action against us could have a material adverse effect on our business, financial condition and results of operations.
Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.
In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions, arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, in the future our regulators may impose consent orders, civil money penalties, matters requiring attention, or similar types of supervisory criticism. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current and/or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have an adverse effect on our business, financial condition and results of operations.
We are subject to numerous “fair and responsible banking” laws and other laws and regulations designed to protect consumers, and failure to comply with these laws could lead to a wide variety of sanctions.
The ECOA, the Fair Housing Act and other fair lending laws and regulations, including state laws and regulations, prohibit discriminatory lending practices by financial institutions. The Federal Trade Commission Act prohibits unfair or deceptive acts or practices, and the Dodd-Frank Act prohibits unfair, deceptive, or abusive acts or practices by financial institutions. The U.S. Department of Justice, federal and state banking agencies, and other federal and state agencies, including the CFPB, are responsible for enforcing these fair and responsible banking laws and regulations. Smaller banks, including the Bank, are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking agencies for compliance with federal consumer protection laws and regulations. Accordingly, CFPB rulemaking has the potential to have a significant impact on the operations of the Bank.
A challenge to an institution’s compliance with fair and responsible banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private litigation, including through class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.
We face a risk of non-compliance and enforcement actions with the BSA and other anti-money laundering and counter terrorist financing statutes and regulations.
The BSA, USA PATRIOT Act, AMLA and other laws and regulations require financial institutions, among others, to institute and maintain an effective anti-money laundering compliance program and to file reports such as suspicious activity reports and currency transaction reports. Our products and services are subject to an increasingly strict set of legal and regulatory requirements to help detect and prevent money laundering, terrorist financing and other illicit activities. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and the U.S. Treasury Department’s Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and IRS. If we violate these laws and regulations, or our policies, procedures and systems are deemed deficient, we could face severe consequences, including sanctions, fines, regulatory actions and reputational consequences. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
In recent years, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations. Moreover, our efforts to comply with such laws and regulations could result in increased costs related to our regulatory oversight, as we may be required to add additional compliance personnel or incur other significant compliance-related expenses. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition and results of operations.
Regulations relating to privacy, information security and data protection could increase our costs or affect or limit how we collect and use personal information. Any violation of these laws or another incident involving personal, confidential or sensitive information of individuals could damage our reputation and adversely affect our business.
Our business requires the collection and retention of large volumes of personal, confidential or sensitive information regarding our customers, consumers, employees and other third parties with whom we interact. As a result, we are subject to various privacy, information security and data protection laws and regulations, including, to the extent applicable, requirements concerning data breach notification, and we could be adversely impacted by these laws. For example, our business is subject to the GLBA which, among other things: (i) imposes certain obligations related to sharing nonpublic personal information about our customers and consumers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers and consumers about our information collection, sharing and security practices and afford customers and consumers the right to “opt out” of certain information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as maintain plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data breach notification laws and regulations with varying requirements for customers and consumer, regulator, and/or law enforcement notification in certain circumstances in the event of a security breach.
Moreover, the legal and regulatory environment surrounding data privacy and protection is constantly evolving, can be subject to significant change, and may be inconsistent between states within a country or between countries. Legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of customer, consumer or employee information, and some of our current or planned business activities. This could also pose complex compliance challenges, and increase our costs of compliance and business operations, require us to change our business practices and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal and state level, such as with regard to mobile applications. The impact of such laws and regulations is unclear as they continue to develop and are subject to amendments and evolving administrative and judicial interpretation. Any failure or perceived failure to comply with applicable laws and regulations could result in significant fines, penalties and legal liability.
Ensuring that our collection, use, transfer, storage and processing of personal information complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that customers, consumers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or sensitive information of our employees, customers, consumers or other third parties with whom we interact were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Compliance with current or future privacy, data protection and information security laws (including those regarding data breach notification) to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have an adverse effect on our business, financial condition or results of operations. Further, concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that such measures are inadequate, could cause us to lose customers and consumers or potential customers and consumers and thereby reduce our revenues. Accordingly, any actual or perceived failure to comply with applicable privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.
Adverse developments in U.S. tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.
We are subject to income taxation at the U.S. federal level and because of the scope of our operations, by certain states and municipalities. In determining our tax liability for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While we believe we are in compliance with current prevailing laws, one or more U.S. taxing authorities could seek to impose incremental, retroactive or new taxes on us. In addition, jurisdictions in which we operate are actively considering significant changes to current tax law. Any adverse developments in tax laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition and results of operations. Finally, changes in the scope of our operations, including expansion to new geographies, could increase the amount of taxes to which we are subject, and could increase our effective tax rate, which could similarly adversely affect our business, financial condition and results of operations.
We currently have no plans to pay dividends on our Class A common stock and our ability to pay dividends is subject to certain restrictions.
Holders of our Class A common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. Our board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. Also, as a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. The terms of our debt agreements currently limit our ability to pay dividends, and our ability to pay dividends in the future may also be restricted by the terms of any debt or preferred securities we may incur or issue. In addition, our primary asset is the Bank and any future payment of dividends will depend on our Bank’s ability to make distributions and payments to the Company as our principal source of funds to pay such dividends. There are numerous laws and banking regulations that restrict the Bank’s ability to pay dividends or make other capital distributions to the Company. Further, our banking regulators have the ability to restrict the Bank’s payment of dividends through supervisory action. As a consequence of these various limitations and restrictions, we may not be able to make the payment of dividends on our Class A common stock.
Political and regulatory changes or developments could adversely affect our business.
Our business depends on maintaining stable relationships with depositors and our valued customers, as well as consistent regulatory and political policies. For example, on August 7, 2025, President Trump signed Executive Order 14331 titled “Guaranteeing Fair Banking for All Americans,” which, among other things, required federal banking agencies to conduct reviews to identify, and take remedial actions against, financial institutions that have had any policies or practices that would encourage “politicized or unlawful” debanking based on the customer’s political or religious beliefs or disfavored lawful business activities. Certain federal banking agencies have announced actions to address these practices, including conducting supervisory reviews of banks’ activities, reviewing consumer complaints from government and third-party sources to identify potential instances of, and announcing actions to consider, debanking in applicable CRA examinations and licensing applications filed by banks. In January 2026, a high-profile lawsuit was filed alleging politically motivated account closures against a major U.S. bank and its CEO, underscoring the potential for claims in this area. Regulatory, legal or political policy changes, including changes in approach to enforcement actions, regulatory or administrative policy priorities or costly litigation could adversely affect our reputation, result in increased compliance costs, restrict our ability to manage risk, or otherwise adversely impact our consumer and customer bases, our business, financial position and results of operations.
Risks Related to an Investment in Our Class A Common Stock and this Offering
No public market exists for our Class A common stock, and an active market may not develop.
Prior to this offering there has been no public market for our Class A common stock. An active trading market for shares of our Class A common stock may never develop or may not be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of Class A common stock. The initial public offering price for our Class A common stock was determined by negotiations between us and the representatives of the underwriters in this offering. This price may not be indicative of the price at which our Class A common stock will trade at any given point after this offering. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital by selling our Class A common stock and may impair our ability to expand our business through acquisitions using our Class A common stock as consideration, should we elect to do so.

The dual class structure of our capital stock may limit your ability to influence corporate matters if shares of our non-voting Class B common stock are converted into shares of voting Class A common stock.
The dual class structure of our capital stock may limit your ability to influence corporate matters. Holders of our Class A common stock are entitled to one vote per share, while holders of our Class B common stock are not entitled to any votes. Nonetheless, each share of our Class B common stock may convert into an equal number of shares of our Class A common stock in specific circumstances and in compliance with the specific procedures provided in our Amended Certificate of Incorporation. See “Description of Capital Stock—Conversion of Class B Common Stock” for a summary of these conditions and procedures. Upon completion of this offering, investors in this offering will have approximately 27.3% of the voting power of our Class A common stock (or 30.2% if underwriters exercise their option to purchase additional shares of Class A common stock in full). If, immediately following this offering, all the shares of our Class B common stock were converted into Class A common stock, investors in this offering would have approximately 15.9% of the voting power of our Class A common stock (or 17.9% if underwriters exercise their option to purchase additional shares of Class A common stock in full). Consequently, if a holder of our Class B common stock following this offering converts its Class B common stock to Class A common stock, this will have the effect of increasing the relative voting power of the prior holder of our Class B common stock, and correspondingly decreasing the voting power of the holders of our Class A common stock, which may limit your ability to influence corporate matters.
Investors in this offering may experience immediate dilution.
The initial public offering price of our stock is higher than the net tangible book value per share of our Class A common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience dilution in net tangible book value per share in relation to the price that you paid for your shares. Based on the initial public offering price of $18.00 per share, investors will not suffer immediate dilution. As a result of this dilution, investors purchasing stock in this offering may receive less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.
Future sales of our Class A common stock in the public market could lower our stock price, and any increase in shares issued as part of our equity-based compensation plans or for other purposes may dilute your ownership in us. Our Amended Certificate of Incorporation authorizes us to issue up to 120,000,000 shares of our Class A common stock, 28,939,391 of which will be outstanding following the completion of this offering (or 30,124,391 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and 25,000,000 shares of Class B common stock, 20,748,177 of which will be outstanding following the completion of this offering. 33,396,775 (or 80%) of the shares of our Class A and Class B common stock outstanding immediately prior to completion of this offering, including the shares of Class A and Class B common stock owned by our executives, directors, and other current stockholders, will be restricted from immediate resale under the federal securities laws and the lock-up agreements between our executive officers, directors and certain other current stockholders and the underwriters which generally provide for a lock-up period of 180 days following this offering (unless the representatives of the underwriters waive such lock-up period), but may be sold in the near future. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our Class A common stock will be eligible for resale under Rule 144 of the Securities Act, subject to volume limitations and applicable holding period requirements. In addition, certain stockholders will have the ability to cause us to register the resale of their shares pursuant to a registration rights agreement. See “Shares Eligible for Future Sale” for a discussion of the shares of our Class A common stock that may be sold into the public market in the future.
We may issue shares of our Class A common stock, Class B common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our Class A common stock or Class B common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our Class A common stock, Class B common stock or other securities in connection with any such acquisitions and investments.
Further, from time to time, we explore and evaluate merger and acquisition opportunities as part of our ongoing business practices, and we may pursue mergers and acquisitions in the future. If we issue shares of our Class A common stock as consideration for any acquisition, it would dilute the ownership of existing holders of our Class A common stock and could result in a decline in the market price of our Class A common stock.
We also intend to file one or more registration statements on Form S-8 to register shares of our Class A common stock issued pursuant to one or more equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover shares of our Class A common stock.
We cannot predict the size of future issuances of our Class A common stock, or the effect, if any, that future issuances and sales of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares of our Class A common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A common stock and could impair our ability to raise capital through future sales of our securities.
Our stock price may be volatile, and you could lose part or all of your investment as a result.
Stock price volatility may negatively impact the price at which our Class A common stock may be sold and may also negatively impact the timing of any sale. Our stock price may fluctuate widely in response to a variety of factors including the risk factors described herein and, among other things:
•actual or anticipated variations in quarterly or annual operating results, financial conditions or credit quality;
•changes in business or economic conditions;
•changes in accounting standards, policies, guidance, interpretations or principles;
•changes in regulatory regimes governing other financing or investment verticals in which we are involved;
•the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
•changes in recommendations or research reports about us or the financial services industry in general published by securities analysts;
•the failure of securities analysts to cover, or to continue to cover, us after this offering;
•changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;
•news reports relating to trends, concerns and other issues in the financial services industry;
•reports related to the impact of natural or manmade disasters;
•perceptions in the marketplace regarding us and or our competitors;
•sudden increases in the demand for our Class A common stock, including as a result of any “short squeezes”;
•significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•additions or departures of key personnel;
•future sales or issuance of additional shares of Class A common stock or other equity securities;
•fluctuations in the stock price and operating results of our competitors;

•changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws or regulations;
•new technology used, or services offered, by competitors;
•additional investments from third parties;
•geopolitical conditions such as acts or threats of terrorism, pandemics or military conflicts;
•other economic, competitive, governmental, regulatory or technological factors affecting our operations, pricing, products and services;
•other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core businesses or the financial services industry; or
•other events or factors, including those discussed in “—Risks Related to our Operations.”
In particular, the realization of any of the risks described in this section could have an adverse effect on the market price of our Class A common stock and cause the value of your investment to decline. In addition, the stock market in general has experienced significant volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock over the short, medium or long term, regardless of our actual performance.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or change their recommendations regarding our Class A common stock, or if our operating results do not meet their expectations, the market price of our Class A common stock and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, or our operating results do not meet their expectations, either absolutely or relative to our competitors, the market price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we would lose visibility in the financial markets, which in turn could cause the market price of our Class A common stock or trading volume to decline. If we fail to meet the expectations of analysts for our operating results, the market price of our Class A common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause the market price of our Class A common stock and trading volume to decline.
The holders of our debt obligations and any preferred stock we may issue will have priority over the holders of our Class A common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.
In any liquidation, dissolution or winding up of the Company, our Class A common stock would rank below all claims of debt holders against us as well as any preferred stock that has been issued. As of March 31, 2026, we had outstanding an aggregate of $148.2 million of subordinated notes, net of debt issuance costs and an aggregate of $2.9 million of trust preferred securities, net of securities issuance costs. We could incur additional debt obligations or issue additional preferred stock in the future to raise additional capital. In such event, holders of our Class A common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to holders of our debt are satisfied and holders of indebtedness and senior equity securities, including preferred shares, if any, have received any payment or distribution due to them. In addition, we will be required to pay interest on the subordinated notes and dividends on our trust preferred securities before we will be able to pay any dividends on our Class A common stock.

Delaware law and the provisions of our Amended Certificate of Incorporation and Amended Bylaws may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.
Delaware corporate law and provisions of our Amended Certificate of Incorporation, and our Amended Bylaws could make it more difficult for a third-party to acquire us, even if doing so would be perceived to be beneficial by our stockholders. In addition to these provisions, banking laws impose notice, approval, and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the BHCA and the Change in Bank Control Act. These laws could delay or prevent an acquisition. Accordingly, prospective investors must comply with these requirements, if applicable, in connection with any purchase of shares of our Class A common stock. Among other things, our Amended Certificate of Incorporation and Amended Bylaws include provisions regarding:
•the ability of our board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•limitations on the liability of our directors, and the indemnification of our directors and officers;
•the ability of our board of directors to amend our Amended Bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our bylaws to facilitate an unsolicited takeover attempt;
•advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;
•certain transfer restrictions that restrict the ability of a person or entity or group thereof from accumulating an aggregate of 4.9% or more of the Company’s capital stock and the ability of persons, entities or groups now owning 4.9% or more of the Company’s capital stock from acquiring additional stock; and
•a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors.
Collectively, provisions of our Amended Certificate of Incorporation and Amended Bylaws and other statutory and regulatory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Class A common stock. Moreover, the combination of these provisions effectively inhibits certain business combinations, which, in turn, could adversely affect the market price of our Class A common stock.
Our Amended Certificate of Incorporation has an exclusive forum provision, which could limit a stockholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our Amended Certificate of Incorporation has an exclusive forum provision providing that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the state of Delaware or, in the event that the Court of Chancery of the state of Delaware does not have jurisdiction, any federal or state court of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any duty owed by any director, officer or other employee to us or to our stockholders, (iii) any action asserting a claim against us or any of our directors, officers, stockholders, employees or other agents arising pursuant to any provision of the DGCL or the Amended Certificate of Incorporation or the Amended Bylaws or (iv) any action asserting a claim against us or any of our directors, officers, stockholders, employees or other agents that is governed by the internal affairs doctrine.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our Amended Certificate of Incorporation will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, our Amended Certificate of Incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Our Amended Certificate of Incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our Class A common stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our Amended Certificate of Incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware.
An investment in our Class A common stock is not an insured deposit.
An investment in our Class A common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, the DIF, or by any other public or private entity. Investment in our Class A common stock is inherently risky for the reasons described herein and is subject to the same market forces that affect the price of Class A common stock in any company. As a result, if you acquire our Class A common stock, you could lose some or all of your investment.
Fulfilling our public company financial reporting and other regulatory obligations and transitioning to a public company will be expensive and time consuming and may strain our resources and divert management’s attention.
As a public company, we will be subject to the reporting requirements of the Exchange Act and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act and the related rules and regulations of the SEC, as well as the rules of the Nasdaq. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition which may at times differ from information in our other publicly available reports regarding our business and financial condition (including due to different regulatory requirements and standards applicable to the information required to be included in those other reports). The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Compliance with these requirements will place additional demands on our legal, accounting, finance, operations and investor relations staff and on our accounting, financial and information systems, and will increase our legal and accounting compliance costs as well as our compensation expense as we expect to hire additional legal, accounting, tax, finance and investor relations staff. As a public company we may need to enhance our investor relations and corporate communications functions and attract additional qualified board members. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. We expect to incur additional incremental ongoing and one-time expenses in connection with our transition to a public company. The actual amount of the incremental expenses we will incur may be higher, perhaps significantly, from our current estimates for a number of reasons, including, among others, additional costs we may incur that we have not currently anticipated.
In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until we are no longer an emerging growth company and no longer a non-accelerated filer. When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our accounting staff and our outside independent registered public accounting firm and testing of our internal control over financial reporting by our accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.
We have not been required to, and we have not performed, an evaluation of our internal control over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act, as of any balance sheet date reported in our financial statements. We have performed an evaluation of our internal control over financial reporting under the Federal Deposit Insurance Corporation Improvement Act of 1991, which is a different standard than under Section 404 of the Sarbanes-Oxley Act. Had we performed such an evaluation of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, may have been identified.
If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act and other public reporting and disclosure requirements, that will continue to apply to us as a bank holding company, we may be unable to accurately report our financial results, or report them within the time frames required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act or other public reporting and disclosure requirements, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities, as applicable. If material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, amendments or refiling of our regulatory financial statements, a decline in our stock price, or suspension or delisting of our Class A common stock from the Nasdaq and could have a material adverse effect on our business, results of operations and financial condition, along with impacts to investor confidence in our business. Even if we are able to report our financial statements accurately, consistently and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.
We will have broad discretion in allocating the net proceeds from this offering.
We intend to use the net proceeds from this offering for general corporate purposes. We will have significant flexibility in applying the net proceeds of this offering. Accordingly, investors will not have the opportunity to evaluate the economic, financial, and other relevant information that we may consider in the application of the net proceeds. In addition, we may not use the net proceeds from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds in securities until we can deploy these proceeds will provide lower yields than we generally earn on loans, which may have a material adverse effect on our profitability. Further, an investor may ultimately disagree with how we elect to utilize the net proceeds from this offering, but our management retains broad discretion on how it chooses to utilize the proceeds from this offering. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations.

We are an “emerging growth company” as defined in the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Class A common stock less attractive to investors and adversely affect the market price of our Class A common stock.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company we may take advantage of certain exemptions from various requirements generally applicable to public companies. These exemptions allow us, among other things, to present only two years of audited financial statements and discuss our results of operations for only two years in related Management’s Discussions and Analyses; not to provide an auditor attestation of our internal control over financial reporting; to take advantage of an extended transition period to comply with the new or revised accounting standards applicable to public companies; and not to seek a non-binding advisory vote on executive compensation or golden parachute arrangements.
We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (ii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iii) the last day of the fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.
We cannot predict whether investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile or decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains, and future oral and written statements by us and our management may contain, forward-looking statements. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Such forward-looking statements are based on various assumptions (some of which may be beyond our control) and are subject to risks and uncertainties, which change over time, and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to:
•economic conditions that impact the financial services industry and/or our business;
•our ability to manage our credit risk effectively and the potential deterioration of the business and economic conditions in our primary market areas;
•the composition of our loan portfolio;
•our ability to achieve organic loan and deposit growth and the composition of such growth;
•our ability to maintain our bank’s reputation;
•our ability to attract and retain skilled employees and manage changes in our management personnel;
•risks associated with unauthorized access, cyber-crime and other threats to data security;
•our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business;
•our ability to successfully develop and commercialize new or enhanced products and services;
•changes in the demand for our products and services;
•the sufficiency of our capital, including sources of capital and the extent to which we may be required to raise additional capital to meet our goals;
•the effectiveness of our risk management and internal disclosure controls and procedures;
•our access to sources of liquidity and capital to address our liquidity needs;
•the effects of the failure of any component of our business infrastructure provided by a third-party;
•any failure or interruption of our information and communications systems;
•the impact of, and changes in applicable laws, regulations and accounting standards and policies;
•the effects of geopolitical instability, including war, terrorist attacks, and man-made and natural disasters;
•our ability to keep pace with technological changes;
•the effects of problems encountered by other financial institutions; and
•the other risks and uncertainties described under “Risk Factors.”

All such factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for management to predict all such factors or to assess the impact of each such factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our Class A common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS
We expect to receive net proceeds from this offering of approximately $130.8 million (or approximately $150.8 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds that we receive from this offering for general corporate purposes.
At this time, we have not identified a specific use or uses for which we intend to employ the entirety of the net proceeds and, accordingly, we intend to invest any unused proceeds in a variety of capital preservation investments, including short-term, liquid investment-grade and interest-bearing instruments.
We reserve the right to use the net proceeds that we receive from this offering in any manner we consider to be appropriate, to the benefit of our business and operations. Although we do not currently contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses, by reason of existing business conditions, we may adjust the use of proceeds and apply them in our discretion. The actual use of the proceeds of this offering could differ from those outlined above as a result of several factors including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. Our management will have broad discretion in the application of the net proceeds accruing to us from this offering, and investors will be relying on the judgment of our management regarding the application of such proceeds.

DIVIDEND POLICY
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We do not intend to pay dividends on our Class A common stock or Class B common stock in the near term, or necessarily at all. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be at the sole discretion of our board of directors and will depend on many factors, including the financial condition, earnings and capital and liquidity requirements applicable to us and the Bank, regulatory constraints, and any other factors that our board of directors deems relevant in making such a determination.
In addition, the terms of our debt agreements currently limit our ability to pay dividends and future agreements governing our indebtedness may similarly limit our ability to pay dividends.
Under Delaware law, dividends to holders of our common stock may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
Our ability to pay dividends is subject to restrictions under applicable banking laws and regulations. See “Supervision and Regulation.”
Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our stockholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. See “Supervision and Regulation.”

CAPITALIZATION
The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2026:
•on an actual basis; and
•on an as adjusted basis after giving effect to: (i) the Retention Grants, (ii) the Conversion, and (iii) the sale by us of 7,900,000 shares of Class A common stock in this offering at the initial public offering price of $18.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if they had occurred on March 31, 2026.
The following table is derived from and should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Summary Historical Consolidated Financial Data and Other Information,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of March 31, 2026
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$866,136	$996,932
Liabilities:
Non-interest-bearing deposits	$473,153	$473,153
Interest-bearing deposits	6,665,055	6,665,055
Total deposits	7,138,208	7,138,208
Subordinated debt, net	151,092	151,092
Other liabilities	112,565	112,565
Total liabilities	7,401,865	7,401,865
Stockholders’ Equity:
Preferred stock, $0.001 par value per share, 5,000,000 shares authorized, no shares issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Class A common stock, $0.001 par value per share, 51,600,000 shares authorized, 19,605,006 issued and outstanding, actual; 120,000,000 shares authorized and 28,939,391 shares issued and outstanding as adjusted	20	29
Class B common stock, $0.001 par value per share, 51,600,000 shares authorized, 21,242,551 issued and outstanding, actual; 25,000,000 shares authorized and 20,748,177 shares issued and outstanding, as adjusted	21	21
Additional paid-in capital	493,074	623,861
Retained earnings	340,460	340,460
Accumulated other comprehensive income	(2,380)	(2,380)
Total stockholders’ equity	831,195	961,991
Total capitalization	$8,233,060	$8,363,856

DILUTION
Our net tangible book value as of March 31, 2026, was approximately $799.8 million, or approximately $19.14 per share. Our net tangible book value per share is determined by dividing our net tangible book value (tangible assets less total liabilities) by the total number of shares of common stock outstanding immediately prior to the closing of this offering, including shares of both our Class A common stock and Class B common stock. Our as adjusted net tangible book value per share of common stock represents our as adjusted net tangible book value, after giving further effect to our issuance and sale of Class A common stock in this offering, divided by the number of shares of common stock outstanding immediately after giving effect to the closing of this offering.
After giving effect to our sale of 7,900,000 shares of Class A common stock in this offering at the initial public offering price of $18.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2026, would have been approximately $930.6 million, or approximately $18.73 per share. This represents an immediate decrease in the net tangible book value of $0.41 per share to existing stockholders and an immediate dilution (i.e., the difference between this offering price and the as adjusted net tangible book value after this offering) to new investors participating in this offering of $(0.73) per share, which includes the number of shares of Class A common stock underlying the total number of shares of Class B common stock outstanding.
The following table illustrates the per share dilution to new investors participating in this offering:

Assumed initial public offering price per share		$18.00
Net tangible book value per share as of March 31, 2026	$19.14
Decrease per share attributable to new investors in this offering	$(0.41)
As adjusted net tangible book value per share		$18.73
Dilution per share to new investors in this offering(1)		$(0.73)
__________________
(1)Dilution is determined by subtracting as adjusted net tangible book value per share from the initial public offering price paid by a new investor.
The following table summarizes on an as adjusted basis as of March 31, 2026, the total number of shares of Class A common stock owned by our existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share, which includes the number of shares of Class A common stock underlying the total number of shares of Class B common stock outstanding, paid by our existing stockholders and to be paid by the new investors in this offering at the initial public offering price of $18.00 per share, calculated before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Our existing stockholders	41,787,568	84%	$368,624,994	72%	$8.82
New investors in this offering	7,900,000	16%	$142,200,000	28%	$18.00
Total	49,687,568	100%	$510,824,994	100%
If the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, our existing stockholders would own 82% of the total number of shares of our common stock outstanding and our new investors would own 18% of the total number of shares of our common stock outstanding (assuming that none of the shares of Class A common stock sold in this offering are purchased by our existing stockholders and including the number of shares of Class A common stock underlying our total number of shares of Class B common stock outstanding).
To the extent that we issue additional shares of Class A common stock in the future, including if options are exercised or new awards are issued under the 2026 Omnibus Incentive Plan (in each case with an exercise or purchase price that is less than the price per share of our Class A common stock paid by new investors in this offering), new investors in this offering will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND FINANCIAL CONDITION
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary Historical Consolidated Financial Data and Other Information” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may not be realized. Certain risks, uncertainties and other factors, including those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.
The following discussion presents management’s perspective on our historical results of operations and financial condition on a consolidated basis. Because we conduct all our material business and business operations through the Bank, and its subsidiaries, the discussion and analysis primarily focus on activities conducted at the Bank subsidiary level.
Overview
Forbright operates at the intersection of two powerful, structural forces reshaping the U.S. banking sector: the rapidly evolving needs of the $10 trillion national middle market and the broadly accelerating shift toward digital-first banking. Together, these trends have created a distinctive opportunity for the establishment and growth of a category-defining bank of the future, combining modern technology, differentiated lending and deposit products, and scaled fee-based businesses to serve dynamic middle-market companies and consumers.
Forbright offers a modern financial services platform spanning nationwide middle-market lending, digital consumer banking, strategic advisory and asset management services. We trace our history back to Congressional Bank, established in 2003, but our period of growth and modernization began in 2020 when John Delaney returned from public service to the private sector to lead a $369 million capital infusion in 2021 as well as the reimagining and rebranding of the Company to support our new growth strategy. A key to our success in building Forbright has been management’s differentiated ability to leverage its experience and relationships to attract and retain world-class talent aligned with our mission.
We believe our business model represents a significant evolution of the traditional commercial banking paradigm, which is often largely limited by geographic footprint and relies on non-interest-bearing deposit funding that has come under structural pressure as depositors have increasingly sought yield-bearing alternatives in the recent high interest-rate environment. We function as a precision-guided platform that is designed to deliver substantial value to customers across both the asset and liability sides of our balance sheet, while maximizing returns for our stockholders. From December 31, 2020 to December 31, 2025, consolidated assets have grown from $1.9 billion to $7.9 billion and net income has grown from $12.2 million to $87.9 million. As of March 31, 2026, consolidated assets were $8.2 billion and for the first quarter 2026 net income was $11.6 million.
During the periods presented, our business strategy focused on balance sheet growth, managing credit risk, expansion of lending activities on a national basis, diversifying our funding sources, and maintaining capital and liquidity levels that support these objectives.
Our discussion and analysis of results of operations and financial condition is intended to provide the reader with information that will assist in the understanding of our business, results of operations, financial condition, changes in key items in our financial statements from period to period, and the primary factors that we use to evaluate our business.
Primary Factors Used to Evaluate Results of Operations
The most significant performance indicators we use to evaluate our results of operations are return on average assets, return on average equity, net interest margin and efficiency ratio. These performance indicators rely on net income, net interest income, non-interest income, and non-interest expense, average assets, and average equity as primary inputs. We analyze these indicators against our historical performance, our budget targets and banking industry financial condition and performance levels.
Return on Average Assets
Return on average assets measures our efficiency in profiting from the assets on our balance sheet over a period of time. It is calculated by dividing the net income for the period by the average assets over the same period. We monitor return on average assets to assess the degree to which our assets produce meaningful earnings.
Return on Average Equity
Return on average equity measures our efficiency in profiting from the equity on our balance sheet over a period of time. It is calculated by dividing the net income for the period by average equity over the same period. Similar to return on average assets, we monitor return on average equity to assess the degree to which our equity produces meaningful earnings.
Return on Average Tangible Common Equity
Return on average tangible common equity measures our efficiency in profiting from the tangible equity on our balance sheet over a period of time. It is calculated by dividing (a) the net income for the period less intangible asset amortization on an after-tax basis, by (b) average tangible common equity over the same period. Similar to return on average assets and average equity, we monitor return on average equity to assess the degree to which our tangible equity produces meaningful earnings.
Net Interest Margin
Net interest margin measures the comparison of interest earned on assets to interest paid on liabilities. Using lower cost deposits and borrowings to generate interest income will improve our interest margin and our net income. The metric is measured by dividing net interest income for a period by average earning assets for the same period. We monitor net interest margin to assess the degree to which yield on our interest-earning assets exceeds the cost of the funding sources we utilize.
Efficiency Ratio
The efficiency ratio measures how efficiently we are using our resources to generate revenue. It is calculated by dividing non-interest expense into the sum of net interest income and non-interest income. As we generate more revenue by incurring the same amount of expense, our efficiency ratio will go down. We monitor the efficiency ratio to assess the level of expenses relative to our income.
Net Interest Income
Net interest income represents our primary source of income and equals the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. We own interest-earning assets including cash, loans, financing receivables, and investment securities. We own interest-bearing liabilities, including interest-bearing deposits, FHLB advances, and our subordinated debt issuances. Our net interest income is monitored and evaluated by comparing yields on interest-earning assets (primarily loans), the costs of interest-bearing liabilities (primarily deposits), the net interest spread, and net interest margin.
Changes in market interest rates and the interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, and both the amount and mix of interest-earning assets and interest-bearing liabilities we own will have the largest impact on our net interest income.
Similar to net interest margin, tracking net interest income provides insight into our ability to generate more income from our assets than our funding costs.

Non-interest Income
Non-interest income represents other income we earn in the course of business or ancillary to our business. Non-interest income primarily consists of servicing income, investment advisory fees, fee income on loans, gains or losses resulting from loan sales, and other miscellaneous income. Non-interest income is a meaningful metric because it provides us with an indication of our ability to generate revenue through revenue streams outside of interest income, which can provide steady revenue during volatile interest markets.
Servicing income is impacted by the balance of solar and small home improvement loans serviced. Investment advisory fee income is impacted by the balance of loans under management. Fee income on loans is related to fees charged to borrowers associated with managing our loan portfolio. Gains or losses on the sale of loans and fair value marks on loans carried under the fair value option, and loans held-for-sale are driven by both the volume of loan sales during the period, as well as market interest rates and the credit quality of loans sold. Loan program fee income is impacted by the volume of loans brokered by the business. Other miscellaneous income can represent trust administration, net fees on FHA/HUD originations, loan program fees, fees on deposit accounts, gains or losses on sales of other assets, income on the changes in value of bank owned insurance policies, and other non-recurring income.
Non-interest Expense
Non-interest expense primarily consists of compensation and benefits, information technology expense, professional fees, loan administration and servicing, advertising and marketing expense, FDIC premiums for deposit insurance coverage, and other expenses. Monitoring non-interest expense helps management identify the most meaningful costs associated with revenue generation and provides insight into areas where expense management efforts may be focused, if necessary.
Compensation and benefits is our largest component of non-interest expense and includes compensation, bonuses, employee benefits, and employer tax expenses related to our personnel. Information technology expense includes computer and software expenses and depreciation, and other related information technology expense. Professional fees include costs associated with legal, audit, tax, consulting and similar services. Advertising and marketing expense includes expenses for advertisements and marketing the business’s products and services. FDIC premium represents the cost of insuring customer deposits with the FDIC. Other expenses include costs associated with our occupancy expense, referral fees, deposit services, insurance, board compensation, intangible amortization, and other miscellaneous expenses.
Primary Factors Used to Evaluate Our Financial Condition
The most significant factors used to evaluate our financial condition are asset quality metrics, capital ratios, and liquidity measures.
Asset Quality
We monitor the quality of our assets using factors including the level and severity of deterioration in borrower cash flows and other items impacting ability to make loan payments. Assets are assessed and reported as delinquent, classified, criticized, non-performing, non-accrual, or a modified loan with a borrower experiencing financial difficulty. We also monitor credit concentrations by loan type and we may also monitor credit concentrations by industry and/or geography based on the characteristics of the individual loan portfolios. We use metrics such as non-accrual loans to total loans, non-performing assets to total assets, allowance for loan losses to total loans, net charge-offs to total average loans, and allowance for loan loss to non-performing loans to monitor trends in the quality of the loan portfolio. Management monitors asset quality to ensure that risk of loss, primarily in the loan portfolio, is mitigated as much as possible, or to the extent necessary management is aware of any near-term risk.
Capital
We use regulatory capital ratios to monitor the strength of our capital position. As of March 31, 2026 and December 31, 2025, each of the Company and the Bank was a “qualifying community banking organization” as defined by applicable regulations of the federal banking agencies and elected to measure its regulatory capital adequacy under the CBLR framework. Although under the CBLR framework, neither the Company nor the Bank are required to report regulatory capital ratios other than their respective leverage ratios (defined as the ratio of the organization’s Tier 1 capital to its average total consolidated assets) in applicable regulatory financial filings, we also monitor risk-based capital ratios such as the common equity Tier 1 ratio, Tier 1 capital ratio, and total capital ratio for the Company and the Bank to ensure we are continuing to maintain adequate capital levels to support our business operations. Additionally, we monitor the trends and volumes of problem assets and ACL, the level and quality of earnings, as well as our anticipated growth, for their potential impact on our capital position.
Liquidity
We manage and evaluate our liquidity using factors that include balance sheet growth, the level of cash and highly rated securities in our investment portfolio, the composition and maturity structure of our funding sources, and the availability of unused lines of credit. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Deposits primarily consist of individual balances through our national consumer digital deposit platform, and business account balances in our primary market. Other deposit funding sources include certificates of deposit issued through brokerage firms, sweep deposits, and reciprocal deposits placed through a third-party network. We maintain available lines of credit through the FHLB and the Federal Reserve Bank as well as federal funds borrowings with other banks. Additionally, our cash balances, investment securities, and loan principal and interest payments are available to fund liquidity needs.
General Factors Used to Evaluate Our Business
In addition to the primary factors we use to evaluate our results of operations and financial condition noted above, we also evaluate various broad economic conditions as general factors to evaluate our business.
Interest Rates
We monitor changes and expected changes in market interest rates because as they change they have an almost immediate impact on our net income, which is heavily impacted by changing interest rates due to our largely variable rate loan portfolio. Additionally, we need to monitor interest rates to make decisions on the rates we provide on our digital savings product to ensure it remains competitive so that we are able to maintain our deposit balances.
Economic Growth/Recession
The current and expected condition of the economy is a major factor in how we manage our business. While a healthy economy provides a favorable environment for businesses to borrow additional money to fund growth, as well as improves borrowers’ ability to repay existing loans, reducing risk in our portfolio, a weak or weakening economic environment could cause an abrupt tightening in businesses’ ability to open new credit making it more difficult to originate new loans and maintain a high credit quality in our loan portfolio. Depositors are also more capable of maintaining larger deposit balances in a healthier economic environment.
Regulatory Environment
The regulatory environment and changes in regulations could have a material impact on how we manage our business. Changes to the capital requirements could have an impact on the amount and type of loans that we can originate or the levels of capital that we are required to maintain.
Critical Accounting Estimates
We prepare our consolidated financial statements according to GAAP. Preparing these statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities on the balance sheet and the reported amounts of revenues and expenses during the reporting period on the statement of income. Our most significant critical accounting estimate relates to the ACL, which represents management’s estimate of expected lifetime credit losses on loans held for investment at amortized cost, held-to-maturity securities, and financing receivables held for investment at amortized cost, and is determined using historical loss experience, current conditions, and reasonable and supportable forecasts, with accrued interest receivable excluded from the measurement. We also apply significant judgment in assessing the realizability of the net operating loss portion of our deferred tax assets, which depends primarily on our ability to generate sufficient future taxable income and may be affected by changes in operating results, tax laws, or other assumptions.
See below in “—Results of Operations for the Years Ended December 31, 2025 and 2024—Income Taxes” and “—Results of Operations for the Three Months Ended March 31, 2026 and 2025—Income Taxes” for additional discussion regarding our critical accounting estimates as they relate to our deferred tax assets and in “—Financial Condition —ACL—Loans” and “Financial Condition—ACL—Investment Securities” for additional discussion regarding our critical accounting estimates as they relate to our ACL.
Our significant accounting policies and the effects of new accounting pronouncements are detailed in Note 1, “Significant Accounting Policies,” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus.
Financial and Business Highlights:
2025 Highlights
Highlights of our results of operations and financial condition for the year ended December 31, 2025 are as follows:
•Net income increased to $87.9 million for the year ended December 31, 2025, compared to $43.4 million for the year ended December 31, 2024.
•Net interest income was $263.0 million for the year ended December 31, 2025, compared to $229.6 million for the year ended December 31, 2024.
•Return on average total assets was 1.22% and return on average tangible common equity was 12.06% for the year ended December 31, 2025, compared to 0.65% and 6.76%, respectively, for the year ended December 31, 2024.
•Yield on earning assets was 7.38% for the year ended December 31, 2025, compared to 7.71% for the year ended December 31, 2024. Yield on interest-bearing liabilities decreased to 4.19% for the year ended December 31, 2025, compared to 4.83% for the year ended December 31, 2024.
•Total assets increased to $7.9 billion as of December 31, 2025, compared to $7.3 billion as of December 31, 2024, and total loans increased to $5.6 billion as of December 31, 2025, compared to $4.3 billion as of December 31, 2024.
•In connection with a borrower's satisfaction of a previously non-performing loan, the Company acquired certain assets from the borrower, which primarily consisted of loan servicing rights and deferred tax assets. As a result of this transaction, we recognized $11.7 million in unamortized deferred loan fees as non-interest income, as well $135.3 million in deferred tax assets and a $65.6 million deferred credit liability.
•Cash balances plus investment securities available-for-sale totaled $1.9 billion as of December 31, 2025, compared to $2.7 billion as of December 31, 2024.
•Total deposits increased to $6.8 billion as of December 31, 2025, compared to $5.6 billion as of December 31, 2024.
•$24.0 million of subordinated debt was repaid during the year ended December 31, 2025.

Q1 2026 Highlights
Highlights of our results of operations and financial condition for three months ended March 31, 2026 are as follows:
•Net income increased to $11.6 million for the three months ended March 31, 2026, compared to $11.1 million for the three months ended March 31, 2025.
•Net interest income was $59.6 million for the three months ended March 31, 2026, compared to $61.1 million for the three months ended March 31, 2025.
•Return on average total assets was 0.59% and return on average tangible common equity was 5.95% for the three months ended March 31, 2026, compared to 0.67% and 6.47%, respectively, for the three months ended March 31, 2025.
•Yield on earning assets was 6.44% for the three months ended March 31, 2026, compared to 7.48% for the three months ended March 31, 2025. Yield on interest-bearing liabilities decreased to 3.89% for the three months ended March 31, 2026, compared to 4.27% for the three months ended March 31, 2025.
•Total assets increased to $8.2 billion as of March 31, 2026, compared to $7.9 billion as of December 31, 2025, and total loans increased to $5.8 billion as of March 31, 2026, compared to $5.6 billion as of December 31, 2025.
•Cash balances plus investment securities available-for-sale totaled $2.1 billion as of March 31, 2026, compared to $1.9 billion as of December 31, 2025.
•Total deposits increased to $7.1 billion as of March 31, 2026, compared to $6.8 billion as of December 31, 2025.
•As of March 31, 2026, the Company’s and Bank’s Tier 1 leverage ratio was 8.92% and 10.19%, respectively, compared to 9.79% and 11.11%, respectively, as of December 31, 2025.
•As of March 31, 2026, the Company’s and Bank’s Common Equity Tier 1 ratio was 11.47% and 13.11%, respectively, compared to 12.72% and 14.37%, respectively, as of December 31, 2025.

Results of Operations for the Years Ended December 31, 2025 and 2024
Average Balance Sheets
The following table shows the average outstanding balance of each major category of asset, liability and stockholders’ equity, along with the associated interest income or expense and the yield on average earning-asset or rate on interest-bearing liability. The associated yield or cost is calculated by dividing the interest income or interest expense by the corresponding daily average balance over the same period.

	Year Ended December 31, 2025			Year Ended December 31, 2024
(dollars in thousands)	Average balance	Interest income/expense	Average yields earned/rates paid	Average balance	Interest income/expense	Average yields earned/rates paid
Assets:
Total loans held for investment	$4,571,214	$384,944	8.42%	$3,683,140	$332,852	9.04%
Total loans held-for-sale	349,304	38,034	10.89%	340,278	38,592	11.34%
Total loans	4,920,518	422,978	8.60%	4,023,418	371,444	9.23%
Total investment securities	1,361,317	61,723	4.53%	1,405,086	71,493	5.09%
Interest-bearing deposits with banks	662,905	28,601	4.31%	1,020,070	54,953	5.39%
Other earnings assets	57,252	3,338	5.83%	54,861	3,265	5.95%
Total interest-earning assets	7,001,992	516,640	7.38%	6,503,435	501,155	7.71%
ACL	(46,572)			(54,975)
Other assets	247,437			200,287
Total assets	$7,202,857			$6,648,747
Liabilities and stockholders’ equity
Interest-bearing demand deposits	$295,772	$10,909	3.69%	$525,478	$19,628	3.74%
Money market deposits	924,371	36,208	3.92%	915,122	38,942	4.26%
Savings deposits	2,945,069	121,669	4.13%	875,777	42,857	4.89%
Time deposits	1,690,619	74,617	4.41%	3,075,729	158,352	5.15%
Total interest-bearing deposits	5,855,831	243,403	4.16%	5,392,106	259,779	4.82%
Subordinated debt, net	162,597	8,822	5.43%	174,319	9,029	5.18%
Other borrowings	30,922	1,399	4.52%	51,656	2,791	5.40%
Total interest-bearing liabilities	6,049,350	253,624	4.19%	5,618,081	271,599	4.83%
Non-interest-bearing demand deposits	287,741			271,796
Other liabilities	95,890			68,587
Total liabilities	6,432,981			5,958,464
Stockholders’ equity	769,876			690,283
Total liabilities and stockholders’ equity	$7,202,857			$6,648,747

Net interest income and spread		$263,016	3.19%		$229,556	2.88%
Net interest margin			3.76%			3.53%
Net interest margin for the year ended December 31, 2025 was 3.76%, an increase of 23 basis points compared with 3.53% for the year ended December 31, 2024, primarily related to a positive change in asset mix to increase loans and decrease cash deposits with banks and investment securities, a $13.4 million recognition of the acceleration of amortization of deferred fees on loans, as well as a decrease of 66 basis points in yields on interest-

bearing deposit balances. The 66 basis point decrease in the cost of interest-bearing deposits was driven primarily by a 94 basis point decline in the average Fed Funds rate, with the relative decline reflecting competitive positioning of digital growth savings deposits, timing of fixed rate time deposits maturities, as well as maturing balances of fixed rate institutional sweep deposits in 2025 that were originated during periods of lower interest rates.
Average loans increased for the year ended December 31, 2025, primarily due to originations net of sales, paydowns, and pay-offs in healthcare finance, real estate finance, fund finance, and lender finance. Average deposits increased during the year ended December 31, 2025, primarily related to an increase in growth savings deposits, partially offset by reductions in the level of time deposits related to our efforts to increase digital savings deposit balances.
Return on average total assets was 1.22% for the year ended December 31, 2025, compared to 0.65% for the year ended December 31, 2024. The increase was primarily due to an increase in non-interest income, primarily related to net gains on loans sales and extinguishments, an increase in net interest income, and the recognition of amortization of the deferred credit’s impact on income tax expense, offset partially by an increase in average total assets.
Return on average stockholders’ equity was 11.42% for the year ended December 31, 2025, compared to 6.28% for the year ended December 31, 2024. The increase was primarily due to an increase in non-interest income, primarily related to the recognition of net gains on loan sales and extinguishments, an increase in net interest income, and the recognition of amortization of the deferred credit’s impact on income tax expense, offset partially by an increase in average stockholders’ equity.
Return on average tangible common equity was 12.06% for the year ended December 31, 2025, compared to 6.76% for the year ended December 31, 2024. The increase was due to the factors described above for return on average assets and return on average stockholders’ equity.
Rate Volume Analysis
The following table presents the effects of changes in the average balances of interest-earning assets and interest-bearing liabilities and the corresponding yields and rates on net interest income during the period indicated.

	Year Ended December 31, 2025 compared to 2024
	Change due to:
(in thousands)	Volume	Yield/rate	Total change
Interest-earning assets:
Loans held for investment	$80,257	$(28,165)	$52,092
Loans held-for-sale	1,024	(1,582)	(558)
Investment securities	(2,227)	(7,543)	(9,770)
Interest-bearing deposits with banks	(19,241)	(7,111)	(26,352)
Other earning assets	142	(69)	73
Total interest-earnings assets	$59,955	$(44,470)	$15,485
Interest-bearing liabilities:
Interest-bearing demand deposits	$(8,580)	$(139)	$(8,719)
Money market deposits	394	(3,128)	(2,734)
Savings deposits	101,262	(22,450)	78,812
Time deposits	(71,311)	(12,424)	(83,735)
Total deposits	21,765	(38,141)	(16,376)
Subordinated debt, net	(607)	400	(207)
Other borrowings	(1,120)	(272)	(1,392)
Total interest-bearing liabilities	$20,038	$(38,013)	$(17,975)
Increase/(decrease) in net interest income	$39,917	$(6,457)	$33,460

Net Interest Income
The following table discloses the components of net interest income for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,
			Change
(dollars in thousands)	2025	2024	$	%
Interest income:
Loans held for investment	$384,944	$332,852	$52,092	15.7%
Loans held-for-sale	38,034	38,592	(558)	(1.4)%
Deposits with banks	28,601	54,953	(26,352)	(48.0)%
Interest on investment securities	61,723	71,493	(9,770)	(13.7)%
Interest and dividends on other earning assets	3,338	3,265	73	2.2%
Total interest income	516,640	501,155	15,485	3.1%
Interest expense:
Deposits	243,403	259,779	(16,376)	(6.3)%
Subordinated debt, net	8,822	9,029	(207)	(2.3)%
Other borrowings	1,399	2,791	(1,392)	(49.9)%
Total interest expense	253,624	271,599	(17,975)	(6.6)%
Net interest income	$263,016	$229,556	$33,460	14.6%
Net interest income for the year ended December 31, 2025, was $263.0 million compared with $229.6 million for the year ended December 31, 2024, an increase of $33.5 million, or 14.6%, primarily related to an increase in loan balances of $1.3 billion, a $13.4 million recognition of the acceleration of amortization of deferred fees related to loan sales or restructurings, and a decrease of 66 basis points in yields on interest-bearing deposit balances. Those increases were partially offset by lower balances of cash deposits with banks and investment securities, and an overall decrease in yields on earning assets.
Interest Income
Interest income for the year ended December 31, 2025, was $516.6 million compared to $501.2 million for the year ended December 31, 2024, an increase of $15.5 million, or 3.1%, primarily related to a net increase in loan balances and acceleration of amortization of deferred fees related to loan sales and restructurings, offset by a decrease in balances of investment securities and interest-bearing cash balances, and a decrease in yields on interest-earning assets.
Interest Expense
Interest expense for the year ended December 31, 2025, was $253.6 million compared to $271.6 million for the year ended December 31, 2024, a decrease of $18.0 million, or 6.6%, primarily related to a decrease in rates charged on deposit balances and a decrease in time deposit balances, offset by an increase in growth savings balances.
Provision for (recovery of) Credit Losses
The ACL represents an amount which we believe is adequate to absorb the lifetime expected credit losses that may be sustained on assets carried at amortized cost as of the balance sheet date. The provision for credit losses represents the amount of expense charged to current earnings from an increase in the ACL. Conversely, a recovery of credit loss is recorded to earnings when the ACL is reduced. Our provisions for, or recoveries of, credit losses arising from within the loan, unfunded loan commitments, investment securities, and financing receivables portfolios were as follows:

	For the Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Provision for/(recovery of) credit losses:
Provision for credit losses on loans	$23,493	$1,348	$22,145	1642.8%
Recovery of credit losses on investment securities	(51)	(565)	514	(91.0)%
Provision for/(recovery of) credit losses on financing receivables	34	(1)	35	N/M
Provision for/(recovery of) credit losses on unfunded commitments	535	(2,470)	3,005	N/M
Total provision for/(recovery of) credit losses	$24,011	$(1,688)	$25,699	N/M
__________________
N/M - not meaningful
The provision for credit losses was $24.0 million for the year ended December 31, 2025, compared to a recovery of credit losses of $1.7 million for the year ended December 31, 2024. The provision for credit losses in 2025 reflects an increase of $10.7 million in the ACL – Loans, primarily due to loan growth and $12.8 million in net charge-offs; $11.2 million from forward flow loans within consumer and commercial and industrial and $1.6 million from corporate finance loans within commercial and industrial. The provision for credit losses in 2024 reflects a decrease of $32.5 million in the ACL – Loans and net charge-offs of $33.8 million; $16.4 million from forward flow loans within consumer and commercial and industrial, $9.7 million from legacy in-market loans primarily within commercial real estate, and $7.7 million from healthcare finance and corporate finance loans within commercial real estate and commercial & industrial. The decrease in the allowance for credit losses in 2024 includes a $9.3 million recovery of credit losses associated with the reclassification of forward flow loan portfolios to held-for-sale as well as other factors, including a reduction in the composition of consumer loans in the loan portfolio, improvement in portfolio credit quality, lower individually-assessed reserves, and an improved economic outlook. The provision for credit losses in 2024 includes $2.5 million of recovery of credit losses on unfunded commitments which was driven by lower loss expectations on unfunded commitments.
See below in “—Financial Condition—ACL—Loans” and “—Financial Condition—ACL—Investment Securities” for additional discussion regarding our ACL.
Non-interest Income
The following table presents non-interest income for the years ended December 31, 2025 and 2024 and the change between periods, by major component:

	For the Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Investment advisory fees	$16,190	$19,385	$(3,195)	(16.5)%
Fee income on loans	8,367	9,031	(664)	(7.4)%
Gains/(losses) on sales of loans and investment securities, net	12,579	(11,563)	24,142	N/M
Unrealized gains on loans and financing receivables, net	6,574	3,012	3,562	118.3%
Charge-offs on loans carried at fair value	—	(3,330)	3,330	(100.0)%
Other non-interest income	27,066	6,578	20,488	311.5%
Total non-interest income	$70,776	$23,113	$47,663	206.2%
__________________
N/M - not meaningful

Total non-interest income was $70.8 million for the year ended December 31, 2025, an increase of $47.7 million, or 206.2%, compared with the year ended December 31, 2024, primarily due to the recognition of net gains on loan sales during 2025, compared to net losses during 2024, as well as an increase in net fees on FHA/HUD originations and solar loan servicing and administration fees related to the solar servicing business acquired during the third quarter of 2025.
Investment advisory fees were $16.2 million for the year ended December 31, 2025, a decrease of $3.2 million, or 16.5%, compared to the year ended December 31, 2024. This decrease is primarily due to advisory loan pay-offs exceeding new distributions to advisory clients during 2024 and 2025, which resulted in a net reduction in total fee-generating assets held by advisory clients. In addition, the advisory fee rates charged on loans distributed in 2025 and 2026 were generally lower than the advisory fee rates charged on loans distributed in earlier years, as the advisory fee amounts scale based on the interest rates of the loans being distributed and there were generally lower interest rates on the loans being distributed in 2025 and 2026.
Fee income on loans was $8.4 million for the year ended December 31, 2025, a decrease of $0.7 million, or 7.4%, compared to the year ended December 31, 2024, primarily due to a reduction in non-recurring income related to the management of portfolio loans.
Gains/(losses) on sales of loans and investment securities, net increased $24.1 million compared to the year ended December 31, 2024, primarily due to $11.7 million related to the recognition of unamortized deferred fees upon the full satisfaction of a loan, that was previously on non-accrual status, in exchange for certain of the borrower’s assets during 2025, and a $9.2 million loss on the sale of forward flow loan portfolios and a $2.4 million loss related to a loan extinguishment in exchange for equity during 2024.
Unrealized gains on loans and financing receivables, net increased $3.6 million, or 118.3%, compared to the year ended December 31, 2024, primarily due to the reversal of unrealized losses associated with loan sales and restructurings.
There were no charge-offs on loans carried at fair value for the year ended December 31, 2025, compared to $3.3 million of charge-offs for the year ended December 31, 2024. The portfolio that incurred the charge-offs during 2024 was subsequently sold.
Other non-interest income was $27.1 million for the year ended December 31, 2025, an increase of $20.5 million, or 311.5%, compared to the year ended December 31, 2024, primarily due to solar loan servicing and administration fees related to the solar servicing business acquired during the third quarter of 2025, net fees earned on FHA/HUD originations, and a loss on OREO during 2024.
Non-interest Expense
The following table presents non-interest expense for years ended December 31, 2025 and 2024 and the change between periods, by major component:

	For the Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Compensation and benefits	$127,112	$110,356	$16,756	15.2%
Information technology	26,918	22,267	4,651	20.9%
Professional fees	15,891	20,809	(4,918)	(23.6)%
Loan administration and servicing	8,495	6,153	2,342	38.1%
Advertising and marketing	6,244	9,913	(3,669)	(37.0)%
FDIC insurance	5,032	9,967	(4,935)	(49.5)%
Other non-interest expense	18,932	20,525	(1,593)	(7.8)%
Total non-interest expense	$208,624	$199,990	$8,634	4.3%

Total non-interest expense was $208.6 million for the year ended December 31, 2025, an increase of $8.6 million, or 4.3%, compared with the year ended December 31, 2024, primarily due to an increase in compensation and benefits and information technology expenses, partially offset by a decrease in professional fees.
Compensation and benefits expenses were $127.1 million for the year ended December 31, 2025, an increase of $16.8 million, or 15.2%, compared to $110.4 million for 2024, primarily due to an increase in the annual incentive bonus and an increase in full-time equivalent employees from 519 to 556.
Information technology expenses were $26.9 million and $22.3 million for the years ended December 31, 2025 and 2024, respectively. The increase of $4.7 million, or 20.9%, was primarily due to software costs associated with banking platforms and an increase in amortization of internally developed software, primarily related to our digital deposit platform, and the addition of software costs related to the solar servicing acquisition.
Professional fees were $15.9 million and $20.8 million for the years ended December 31, 2025 and 2024, respectively. The decrease of $4.9 million, or 23.6%, was primarily due to higher consulting costs incurred during 2024 related to implementation of the digital deposit platform. The decrease in consulting expense was partially offset by an increase in legal fees during 2025 related to the solar servicing acquisition and subsequent legal fees associated with its related administration, which are largely reimbursed by counterparties to the loans and recognized in other non-interest income.
Loan administration and servicing expenses were $8.5 million and $6.2 million for the years ended December 31, 2025 and 2024, respectively. The increase of $2.3 million, or 38.1%, was due to sub-servicer fees following the solar servicing acquisition.
Advertising and marketing expenses were $6.2 million and $9.9 million for the years ended December 31, 2025 and 2024, respectively. The decrease of $3.7 million, or 37.0%, primarily due to a reduction in advertising of the growth savings product offered on the digital deposit platform.
FDIC insurance expenses were $5.0 million and $10.0 million for the years ended December 31, 2025 and 2024, respectively. The decrease of $4.9 million, or 49.5%, was primarily due to a decrease in the assessment rate at the beginning of 2025.
Other non-interest expense, which consists of occupancy expense, referral fees, travel and meals, dues and subscriptions, directors’ compensation, and other miscellaneous expenses, were $18.9 million and $20.5 million for the years ended December 31, 2025 and 2024, respectively. The decrease of $1.6 million, or 7.8%, was primarily due to decreases in travel and meals expenses, director compensation, and occupancy expense.
Efficiency Ratio
The efficiency ratio for the year ended December 31, 2025 improved to 62.50% compared to 79.15% for the year ended December 31, 2024, primarily related to an increase in interest on loans, net gains recognized on loan sales, and a decrease in interest expense on deposits, offset in part by an increase in non-interest expense.
Income Taxes
For the year ended December 31, 2025, income tax expense and the effective tax rate were $13.2 million and 13.1%, respectively, compared to $11.0 million and 20.2%, respectively, for the year ended December 31, 2024. The increase in income tax expense for the year ended December 31, 2025, was primarily due to a $46.8 million increase in pretax income, offset largely by a benefit of $11.2 million from accretion of the deferred credit associated with the solar servicing acquisition, which is released in proportion to the use of deferred tax assets obtained through the acquisition of the solar servicing business that closed in the third quarter of 2025.
Excluding the benefit of the deferred credit accretion, income tax expense and the effective tax rate for the year ended December 31, 2025 were $24.4 million and 24.2%, respectively, compared to $11.0 million and 20.2%, respectively, for the year ended December 31, 2024. For the year ended December 31, 2025, income tax expense increased primarily due to a reduction in research and development tax credits.

We have recorded gross deferred tax assets primarily related to federal and state net operating loss carryforwards. In accordance with ASC 740 - Income Taxes, we assess the realizability of these deferred tax assets each reporting period by evaluating all available positive and negative evidence to determine whether it is more likely than not that some or all of the deferred tax assets will be realized.
Our realizability analysis relies on several critical assumptions and management judgments:
•Profitable Earnings History: Positive three years of cumulative pre-tax income and an established loan portfolio.
•Future Taxable Income Projections: Realizability is based on using a weighted forecast based on our historical results and near-term outlook.
•Federal Utilization Limits: We assume that federal net operating losses generated after 2017 are subject to an 80% limitation against annual taxable income, as required by current tax law.
•No Ownership Change: Our projections assume no "ownership change" as defined by Section 382 of the Code occurs with respect to the Company, which would significantly limit the annual utilization of our net operating loss carryforwards.
Based on this weighted evidence, management concluded that it is more likely than not that the net operating loss carryforwards, net of valuation allowances, recorded as of December 31, 2025 will be realized. As of December 31, 2025, we maintain a valuation allowance only for the portion of state net operating loss carryforwards likely to expire unused due to shorter carryforward periods. We will continue to monitor these assumptions going forward; any significant decline in actual results versus our projections may require an increase to the valuation allowance.
The amount of net operating loss carryforwards reflected on the balance sheet as of December 31, 2025, which are related to the acquisition of the solar servicing business, remain subject to change upon completion of acquisition accounting, which is expected to occur prior to the end of the third quarter of 2026 when the final tax return of the acquired entity is completed.

Results of Operations for the Three Months Ended March 31, 2026 and 2025
Average Balance Sheets
The following table shows the average outstanding balance of each major category of asset, liability and stockholders’ equity, along with the associated interest income or expense and the yield on average earning-asset or rate on interest-bearing liability. The associated yield or cost is calculated by dividing the interest income or interest expense by the corresponding daily average balance over the same period.

	Three Months Ended March 31, 2026			Three Months Ended March 31, 2025
(dollars in thousands)	Average balance	Interest income/expense	Average yields earned/rates paid	Average balance	Interest income/expense	Average yields earned/rates paid
Assets:
Total loans held for investment	$5,214,460	$93,164	7.25%	$4,053,601	$86,158	8.62%
Total loans held-for-sale	401,269	8,194	8.28%	316,438	9,438	12.10%
Total loans	5,615,729	101,358	7.32%	4,370,039	95,596	8.87%
Total investment securities	1,291,428	14,099	4.43%	1,451,219	16,999	4.75%
Interest-bearing deposits with banks	836,173	7,582	3.68%	674,233	7,329	4.41%
Other earnings assets	55,017	716	5.28%	58,610	972	6.73%
Total interest-earning assets	7,798,347	123,755	6.44%	6,554,101	120,896	7.48%
ACL	(52,686)			(40,461)
Other assets	276,876			243,626
Total assets	$8,022,537			$6,757,266
Liabilities and stockholders’ equity
Interest-bearing demand deposits	$280,987	$2,433	3.51%	$283,727	$2,420	3.46%
Money market deposits	1,322,061	12,189	3.74%	864,737	7,369	3.46%
Savings deposits	3,538,759	33,108	3.79%	2,398,505	25,111	4.25%
Time deposits	1,398,063	14,565	4.23%	1,893,898	21,586	4.62%
Total interest-bearing deposits	6,539,870	62,295	3.86%	5,440,867	56,486	4.21%
Subordinated debt, net	151,034	1,902	5.11%	174,573	2,501	5.81%
Other borrowings	—	—	—%	71,119	849	4.84%
Total interest-bearing liabilities	6,690,904	64,197	3.89%	5,686,559	59,836	4.27%
Non-interest-bearing demand deposits	372,965			239,776
Other liabilities	119,506			84,762
Total liabilities	7,183,375			6,011,097
Stockholders’ equity	839,162			746,169
Total liabilities and stockholders’ equity	$8,022,537			$6,757,266

Net interest income and spread		$59,558	2.55%		$61,060	3.21%
Net interest margin			3.10%			3.78%
Net interest margin for the three months ended March 31, 2026 was 3.10%, a decrease of 68 basis points compared with 3.78% for the three months ended March 31, 2025, primarily related to a 155 basis point decrease in yield on loan balances, offset by a 35 basis point decrease in rate on interest-bearing deposit balances. The 155 basis point decrease in loan yields was primarily driven by a 67 basis point decrease in average SOFR, lower average spreads, reflecting changes in market pricing and a mix shift in the loan portfolio towards lower yielding categories, and higher relative levels of amortization of deferred fees during the three months ended March 31, 2025, which included $2.1 million for restructured loans. The 35 basis point decrease in the cost of interest-bearing deposits was primarily driven by a 75 basis point decline in the average Fed Funds rate, with the relative decline reflecting competitive positioning of digital growth savings deposits, timing of fixed rate time deposits maturities, as well as maturing balances of fixed institutional sweep deposits during 2025 that were originated during periods of lower interest rates.
Average loans increased for the three months ended March 31, 2026, primarily due to originations net of sales, paydowns, and pay-offs in healthcare finance, lender finance, and real estate finance. Average deposits increased during the three months ended March 31, 2026, primarily related to an increase in growth savings deposits and money market deposits, partially offset by reductions in the level of time deposits related to our efforts to increase the proportion of funding from variable rate sources.
Return on average total assets was 0.59% for the three months ended March 31, 2026, compared to 0.67% for the three months ended March 31, 2025. The decrease was primarily due to an increase in average total assets, increase in non-interest expense, and lower net interest income, offset partially by a decrease in the provision for credit losses, the impact of amortization of the deferred credit on income tax expense, and an increase in non-interest income, primarily related to servicing income.
Return on average stockholders’ equity was 5.62% for the three months ended March 31, 2026, compared to 6.05% for the three months ended March 31, 2025. The decrease was primarily due to an increase in average stockholders’ equity, increase in non-interest expense, and lower net interest income, offset partially by a decrease in the provision for credit losses, the impact of amortization of the deferred credit on income tax expense, and an increase in non-interest income, primarily related to servicing income.
Return on average tangible common equity was 5.95% for the three months ended March 31, 2026, compared to 6.47% for the three months ended March 31, 2025. The decrease was primarily due to an increase in average stockholders’ equity, increase in non-interest expense, and lower net interest income, offset partially by a decrease in the provision for credit losses, the impact of amortization of the deferred credit on income tax expense, and an increase in non-interest income, primarily related to servicing income.

Rate Volume Analysis
The following table presents the effects of changes in the average balances of interest-earning assets and interest-bearing liabilities and the corresponding yields and rates on net interest income during the period indicated.

	Three Months Ended March 31, 2026 compared to 2025
	Change due to:
(in thousands)	Volume	Yield/rate	Total change
Interest-earning assets:
Loans held for investment	$24,673	$(17,667)	$7,006
Loans held-for-sale	2,530	(3,774)	(1,244)
Investment securities	(1,872)	(1,028)	(2,900)
Interest-bearing deposits with banks	1,760	(1,507)	253
Other earning assets	(60)	(196)	(256)
Total interest-earnings assets	$27,031	$(24,172)	$2,859
Interest-bearing liabilities:
Interest-bearing demand deposits	$(23)	$36	$13
Money market deposits	3,897	923	4,820
Savings deposits	11,938	(3,941)	7,997
Time deposits	(5,651)	(1,370)	(7,021)
Total deposits	10,161	(4,352)	5,809
Subordinated debt, net	(337)	(262)	(599)
Other borrowings	(849)	—	(849)
Total interest-bearing liabilities	$8,975	$(4,614)	$4,361
Increase/(decrease) in net interest income	$18,056	$(19,558)	$(1,502)
Net Interest Income
The following table discloses the components of net interest income for the three months ended March 31, 2026 and 2025:

	For the Three Months Ended March 31,
			Change
(dollars in thousands)	2026	2025	$	%
Interest income:
Loans held for investment	$93,164	$86,158	$7,006	8.1%
Loans held-for-sale	8,194	9,438	(1,244)	(13.2)%
Deposits with banks	7,582	7,329	253	3.5%
Interest on investment securities	14,099	16,999	(2,900)	(17.1)%
Interest and dividends on other earning assets	716	972	(256)	(26.3)%
Total interest income	123,755	120,896	2,859	2.4%
Interest expense:
Deposits	62,295	56,486	5,809	10.3%
Subordinated debt, net	1,902	2,501	(599)	(24.0)%
Other borrowings	—	849	(849)	(100.0)%
Total interest expense	64,197	59,836	4,361	7.3%
Net interest income	$59,558	$61,060	$(1,502)	(2.5)%

Net interest income for the three months ended March 31, 2026 was $59.6 million compared with $61.1 million for the three months ended March 31, 2025, a decrease of $1.5 million, or 2.5%, primarily related to a decrease in yield on loan balances of 155 basis points. Those impacts were partially offset by an increase in average loan balances of $1.2 billion and a decrease of 35 basis points in rates on interest-bearing deposits.
Interest Income
Interest income for the three months ended March 31, 2026 was $123.8 million compared to $120.9 million for the three months ended March 31, 2025, an increase of $2.9 million, or 2.4%, primarily related to a net increase in loan balances offset by a decrease of 155 basis points in yields on loan balances.
Interest Expense
Interest expense for the three months ended March 31, 2026 was $64.2 million compared to $59.8 million for the three months ended March 31, 2025, an increase of $4.4 million, or 7.3%, primarily related to an increase in savings and money market deposit balances, offset by a decrease in rates charged on deposit balances and a decrease in time deposit balances.
Provision for Credit Losses
The ACL represents an amount which we believe is adequate to absorb the lifetime expected credit losses that may be sustained on assets carried at amortized cost as of the balance sheet date. The provision for credit losses represents the amount of expense charged to current earnings from an increase in the ACL. Conversely, a recovery of credit loss is recorded to earnings when the ACL is reduced. Our provisions for, or recoveries of, credit losses arising from the loan, unfunded loan commitments, investment securities, and financing receivables portfolios were as follows:

	For the Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Provision for credit losses:
Provision for credit losses on loans	$3,884	$8,481	$(4,597)	(54.2)%
Recovery of credit losses on financing receivables	(15)	—	(15)	N/M
Recovery of credit losses on unfunded commitments	(396)	(22)	(374)	1,700.0%
Total provision for credit losses	$3,473	$8,459	$(4,986)	(58.9)%
__________________
N/M - not meaningful
The provision for credit losses of $3.5 million for the three months ended March 31, 2026 reflects a decrease of $0.2 million in the ACL – Loans, attributable to mix shift within the loan portfolio, $4.1 million in net charge-offs; $3.1 million from forward flow loans within consumer and commercial and industrial and $0.9 million from corporate finance loans within commercial and industrial, and $0.4 million of reduction to the ACL-Unfunded due to lower loss expectations on unfunded commitments. The provision for credit losses of $8.5 million for the three months ended March 31, 2025 reflects an increase of $4.6 million in the ACL – Loans, primarily due to loan growth and economic uncertainty related to the potential impact of tariffs, and $3.9 million of net charge-offs related primarily to $3.8 million of net charge-offs from forward flow loans within commercial and industrial and consumer.
See below in “—Financial Condition —ACL—Loans” and “—Financial Condition —ACL—Investment Securities” for additional discussion regarding our ACL.

Non-interest Income
The following table presents non-interest income for the three months ended March 31, 2026 and 2025 and the change between periods, by major component:

	For the Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Servicing income	$7,087	$—	$7,087	N/M
Investment advisory fees	3,193	4,316	(1,123)	(26.0)%
Fee income on loans	2,003	1,441	562	39.0%
(Losses)/gains on sales of loans and investment securities, net	(34)	1,826	(1,860)	N/M
Unrealized (losses)/gains on loans and financing receivables, net	(1,335)	1,863	(3,198)	N/M
Other non-interest income	4,670	4,609	61	1.3%
Total non-interest income	$15,584	$14,055	$1,529	10.9%
__________________
N/M - not meaningful
Total non-interest income was $15.6 million for the three months ended March 31, 2026, an increase of $1.5 million, or 10.9%, compared with the three months ended March 31, 2025, primarily due to solar loan servicing and administration fees related to the solar servicing business acquired during the third quarter of 2025, the recognition of net losses on loan sales during 2026, compared to net gains during 2025, the recognition of unrealized losses on loan fair value marks, compared to net gains during 2025, and a decrease in net fees on FHA/HUD originations in 2026 compared to 2025.
Servicing income was $7.1 million for the three months ended March 31, 2026, related to the solar servicing business acquired during the third quarter of 2025.
Investment advisory fees were $3.2 million for the three months ended March 31, 2026, a decrease of $1.1 million, or 26.0%, compared to the three months ended March 31, 2025. This decrease was primarily due to advisory loan pay-offs exceeding new distributions to advisory clients during 2025, which resulted in a net reduction in total fee-generating assets held by advisory clients during the three months ended March 31, 2026. In addition, the advisory fee rates charged on loans distributed in 2025 were generally lower than the advisory fee rates charged on loans distributed in earlier years, as the advisory fee amounts scale based on the interest rates of the loans being distributed and there were generally lower interest rates on the loans being distributed in 2025.
Fee income on loans was $2.0 million for the three months ended March 31, 2026, an increase of $0.6 million, or 39.0%, compared to the three months ended March 31, 2025, primarily due to an increase in unused line of credit fees.
(Losses)/gains on sales of loans and investment securities, net for the three months ended, March 31, 2026 decreased $1.9 million compared to the three months ended March 31, 2025, primarily due to gains related to the sale of U.S. Treasury investment securities during the first quarter 2025 and losses on corporate finance loan sales during the first quarter 2026.
Unrealized (losses)/gains on loans and financing receivables, net were a net loss of $1.3 million for the three months ended March 31, 2026, compared to a net gain of $1.9 million for the three months ended March 31, 2025, primarily due to a decline in fair values caused by changes in the prices of individual loans in the held-for-sale loan portfolio.
Other non-interest income was $4.7 million for the three months ended March 31, 2026, an increase of $0.1 million, or 1.3%, compared to the three months ended March 31, 2025, primarily due to solar loan administration fees related to the solar servicing business acquired during the third quarter of 2025, offset by a decrease in FHA/HUD originations, and write-downs on OREO values during 2026.

Non-interest Expense
The following table presents non-interest expense for three months ended March 31, 2026 and 2025 and the change between periods, by major component:

	For the Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Compensation and benefits	$31,642	$30,102	$1,540	5.1%
Information technology	7,540	6,011	1,529	25.4%
Professional fees	7,823	3,742	4,081	109.1%
Loan administration and servicing	4,125	1,667	2,458	147.5%
Advertising and marketing	2,304	3,319	(1,015)	(30.6)%
FDIC insurance	902	2,662	(1,760)	(66.1)%
Other non-interest expense	4,121	4,157	(36)	(0.9)%
Total non-interest expense	$58,457	$51,660	$6,797	13.2%
Total non-interest expense was $58.5 million for the three months ended March 31, 2026, an increase of $6.8 million, or 13.2%, compared with the three months ended March 31, 2025, primarily due to an increase in professional fees, loan administration and servicing expense, compensation and benefits, and information technology expense, partially offset by a decrease in FDIC insurance and advertising and marketing expense.
Compensation and benefits expenses were $31.6 million for the three months ended March 31, 2026, an increase of $1.5 million, or 5.1%, compared to $30.1 million for the three months ended March 31, 2025, primarily due to an increase in full-time equivalent employees from approximately 525 to approximately 545, primarily driven by the solar servicing acquisition.
Information technology expenses were $7.5 million and $6.0 million for the three months ended March 31, 2026 and 2025, respectively. The increase of $1.5 million, or 25.4%, was primarily due to the addition of software costs related to the solar servicing acquisition and an increase in information technology services and processing fees.
Professional fees were $7.8 million and $3.7 million for the three months ended March 31, 2026 and 2025, respectively. The increase of $4.1 million, or 109.1%, was primarily due to $2.0 million for solar servicing legal fees associated with its related administration, which are largely reimbursed by counterparties to the loans and recognized in other non-interest income, and $2.2 million related to estimated initial public offering costs.
Loan administration and servicing expenses were $4.1 million and $1.7 million for the three months ended March 31, 2026 and 2025, respectively. The increase of $2.5 million, or 147.5%, was due to sub-servicer fees following the solar servicing acquisition.
Advertising and marketing expenses were $2.3 million and $3.3 million for the three months ended March 31, 2026 and 2025, respectively. The decrease of $1.0 million, or 30.6%, primarily due to a reduction in advertising of the growth savings product offered on the digital deposit platform.
FDIC insurance expenses were $0.9 million and $2.7 million for the three months ended March 31, 2026 and 2025, respectively. The decrease of $1.8 million, or 66.1%, was primarily due to a decrease in the assessment rate in the beginning of the second quarter of 2025.
Other non-interest expense, which consists of occupancy expense, referral fees, travel and meals, dues and subscriptions, directors’ compensation, and other miscellaneous expenses, remained relatively flat at $4.1 million for the three months ended March 31, 2026 compared to $4.2 million for the three months ended March 31, 2025.

Efficiency Ratio
The efficiency ratio for the three months ended March 31, 2026 increased to 77.80% compared to 68.77% for the three months ended March 31, 2025, primarily related to an increase in non-interest expense and relatively flat total revenue.
Income Taxes
For the three months ended March 31, 2026, income tax expense and the effective tax rate were $1.6 million and 12.0%, respectively, compared to $3.9 million and 25.8%, respectively, for the three months ended March 31, 2025. The decrease in income tax expense for the three months ended March 31, 2026 was due primarily due to a benefit of $1.7 million from accretion of the deferred credit associated with the solar servicing acquisition, which is released in proportion to the use of deferred tax assets obtained through the acquisition of the solar servicing business that closed in the third quarter of 2025.
Excluding the benefit of the deferred credit accretion, income tax expense and the effective tax rate for the three months ended March 31, 2026 were $3.3 million and 24.9%, respectively, compared to $3.9 million and 25.8%, respectively, for the three months ended March 31, 2025. Although pretax income increased for three months ended March 31, 2026, income tax expense decreased due to the lower effective tax rate in the period, which is primarily due to a lower state effective rate resulting from the impact of the tax deduction for interest on U.S. Treasury investment securities and excess tax benefits related to restricted stock awards vesting during the quarter.
During the three months ended March 31, 2026, the deferred credit balance decreased by $4.0 million, comprised of a decrease of $1.7 million related to accretion, which was recognized in income tax expense, and a decrease of $2.3 million related to purchase accounting adjustments. The ending balance of the deferred credit as of March 31, 2026 was $50.3 million.
We have recorded gross deferred tax assets primarily related to federal and state net operating loss carryforwards. In accordance with ASC 740 - Income Taxes, we assess the realizability of these deferred tax assets each reporting period by evaluating all available positive and negative evidence to determine whether it is more likely than not that some or all of the deferred tax assets will be realized.
Based on this weighted evidence, management concluded that it is more likely than not that the net operating loss carryforwards, net of valuation allowances, recorded as of March 31, 2026 will be realized. As of March 31, 2026, we maintain a valuation allowance only for the portion of state net operating loss carryforwards likely to expire unused due to shorter carryforward periods. We will continue to monitor these assumptions going forward; any significant decline in actual results versus our projections may require an increase to the valuation allowance.
The amount of net operating loss carryforwards reflected on the balance sheet as of March 31, 2026, which are related to the acquisition of the solar servicing business, remain subject to change upon completion of acquisition accounting, which is expected to occur prior to the end of the third quarter of 2026 when the final tax return of the acquired entity is completed.
See above in “Results of Operations for the Years Ended December 31, 2025 and 2024—Income Taxes” for additional discussion regarding our deferred tax assets.
Financial Condition
Loan Portfolio
We manage our exposure to credit losses by evaluating credit risk in the following loan categories. Descriptions of the loan categories, which provide detail on the levels at which we develop and document our systematic methodology to determine the allowance for credit losses, are:
•Commercial Real Estate - CRE loans are primarily secured by various types of real estate including healthcare facilities, hospitality, office, retail, warehouse, industrial, multi-family properties, residential real estate (for commercial purposes), and other CRE properties, and are made to owners of such properties.

The category also includes loans for the construction of those property types. Within this category, loans are further bifurcated between loans secured by owner-occupied properties and investment (non-owner-occupied) properties. As of March 31, 2026, 54% of CRE loans were owner-occupied and 46% were non-owner-occupied. The repayment of loans secured by owner-occupied properties is dependent on cash flow from the successful operation of the business which owns the property. The repayment of loans secured by investment properties is dependent upon the operation (net operating income) or sale of the property. Both property types may be subject to adverse conditions in the CRE market or in the general economy. Loans secured by healthcare facilities are primarily owner-occupied properties and loans secured by other property types are primarily non-owner-occupied properties. Loans secured by healthcare facilities represent our largest concentration and represented approximately 60% of CRE loans and approximately 28% of our total loan portfolio as of March 31, 2026. No single CRE loan category secured by any other property type represented greater than 12% of CRE loans and 6% of our total loan portfolio as of March 31, 2026.
•Commercial and Industrial - Within this category, there is further distinction among lender finance loans, fund finance loans, healthcare asset-based loans, and corporate loans (which are typically cash flow loans). The market area for these loans is national with geographic diversification. The loan category also includes asset-secured energy project loans and small business loans and commercial solar loans purchased through fintech platforms. Of primary concern in commercial lending is the borrower’s creditworthiness and ability to successfully generate cash flow from their business to service the debt. No single commercial and industrial loan collateral type, industry, or infrastructure project type represented greater than 20% of commercial and industrial loans and 10% of our total loan portfolio as of March 31, 2026.
•Consumer - These loans consist primarily of loans made to individuals for personal, solar, family, and residential real estate purposes (including closed end mortgages and home equity lines of credit), with the majority of the portfolio comprised of loans purchased through fintech lender platforms. The vast majority of our consumer loans were purchased or originated before 2024 and a significant portion of the portfolio was sold during 2024. Outside of loans purchased under forward flow purchase agreements, the remaining consumer and residential real estate purpose loans represents less than 1% of the total loan portfolio as of March 31, 2026 and December 31, 2025. We no longer originate residential real estate loans to consumers.
Our loan portfolio consists primarily of commercial loans to small and medium-sized, privately owned businesses in a variety of industries and markets including on a national scale and across multiple lending strategies. As of March 31, 2026 and December 31, 2025, the single largest industry concentration in the Company’s loan portfolio was healthcare. We do not believe that it is reasonably possible that loss events could occur in the near term to cause any concentrations to result in a severe impact to our results of operations or liquidity. We do not have any concentrations involving loan product terms, loans with negative amortization schedules, significant payment increases, or high loan-to-value ratios. Additionally, due to the national operating footprint of our borrowers, we believe that we do not have a significant geographic concentration of credit exposure.
Our healthcare finance loan portfolio represented approximately 31% of our total loan portfolio as of March 31, 2026. Approximately 90% of the portfolio is classified as commercial real estate and approximately 10% of the portfolio is classified as commercial and industrial. This portfolio is diversified through a broad range of facility types, such as skilled nursing, assisted living, memory care, and behavioral health, where none of the facility types represented greater than 17% of total loans as of March 31, 2026.
Our lender finance loan portfolio represented approximately 19% of our total loan portfolio as of March 31, 2026. The portfolio is entirely classified as commercial and industrial. This portfolio is diversified across different collateral types, such as consumer finance, small business, and real estate, where none of the collateral types represented greater than 8% of total loans as of March 31, 2026.
Our real estate finance loan portfolio represented approximately 19% of our total loan portfolio as of March 31, 2026. Approximately 99% of the portfolio is classified as commercial real estate and approximately 1% of the portfolio is classified as commercial and industrial. This portfolio is diversified across different collateral types, such as hospitality, multifamily, and office, where none of the collateral types represented greater than 6% of our total loan portfolio as of March 31, 2026.
Our fund finance loan portfolio represented approximately 14% of our total loan portfolio as of March 31, 2026. The portfolio is entirely classified as commercial and industrial. This portfolio is diversified across different collateral types, such as specialty finance (primarily consisting of asset based and/or real estate backed collateral), private credit, and private equity where none of the collateral types represented greater than 10% of total loans as of March 31, 2026. As of March 31, 2026, we had six loans to private credit funds and business development corporations that are collateralized by loans. Our private credit loan portfolio had total commitments and outstanding balances of $218 million and $187 million, respectively, and a weighted average effective advance rate of 61.2% on eligible collateral as of March 31, 2026. The majority of the loan collateral within this private credit portfolio is leveraged lending and other forms of enterprise value lending.
Our corporate finance loan portfolio represented approximately 12% of our total loan portfolio as of March 31, 2026. Approximately 100% of the portfolio is classified as commercial and industrial. This portfolio is diversified across different industries, such as manufacturing, business services, and healthcare as well as infrastructure projects, where none of the industry or the infrastructure project types represented greater than 2% of total loans as of March 31, 2026.
Total loans were $5.8 billion as of March 31, 2026, an increase of $182.1 million, or approximately 3.2%, compared with $5.6 billion as of December 31, 2025. Total loans were $5.6 billion as of December 31, 2025, an increase of $1.3 billion, or approximately 31%, compared with $4.3 billion as of December 31, 2024. Loans as of March 31, 2026, December 31, 2025, and December 31, 2024, included $407.6 million, $379.7 million, and $316.5 million of loans held-for-sale, respectively. As of March 31, 2026, December 31, 2025, and December 31, 2024, total loans were 81.1%, 82.7%, and 77.0% of deposits, respectively, and 70.3%, 71.1%, and 59.1% of total assets, respectively.
The following table presents loans held for investment at amortized cost, by loan type, as of March 31, 2026 and December 31, 2025:

	March 31, 2026		December 31, 2025		Change
(dollars in thousands)	Amount	% of total loans	Amount	% of total loans	$	%
Commercial Real Estate	$2,679,872	49.9%	$2,528,996	48.4%	$150,876	6.0%
Commercial and Industrial	2,485,418	46.2%	2,475,549	47.4%	9,869	0.4%
Consumer	211,247	3.9%	217,689	4.2%	(6,442)	(3.0)%
Total loans held for investment at amortized cost	$5,376,537	100.0%	$5,222,234	100.0%	$154,303	3.0%
As of March 31, 2026, total loans held for investment at amortized cost were $5.4 billion, an increase of $154.3 million, or 3.0%, compared to $5.2 billion as of December 31, 2025, primarily due to a $150.9 million increase in CRE loans, with net loan originations in healthcare finance and real estate finance. Commercial and Industrial loans also increased by $9.9 million, with net loan originations in lender finance and corporate finance, offset by net paydowns and pay-offs in healthcare finance.

The following table presents loans held for investment at amortized cost, by loan type, as of December 31, 2025 and 2024:

	December 31,
	2025		2024		Change
(dollars in thousands)	Amount	% of total loans	Amount	% of total loans	$	%
Commercial Real Estate	$2,528,996	48.4%	$1,730,883	43.7%	$798,113	46.1%
Commercial and Industrial	2,475,549	47.4%	1,986,457	50.1%	489,092	24.6%
Consumer	217,689	4.2%	246,633	6.2%	(28,944)	(11.7)%
Total loans held for investment at amortized cost	$5,222,234	100.0%	$3,963,973	100.0%	$1,258,261	31.7%
As of December 31, 2025, total loans held for investment at amortized cost were $5.2 billion, an increase of $1.3 billion, or 31.7%, compared to $4.0 billion as of December 31, 2024, primarily due to a $798.1 million increase in CRE loans, with net loan originations in healthcare finance and real estate finance. Commercial and Industrial loans also increased by $489.1 million, with net loan originations in fund finance and lender finance. Loan growth during 2025 was driven by a strategic focus on deploying excess levels of liquidity.
The contractual maturity ranges of total loans held for investment in our loan portfolio and the amount of such loans with fixed interest rates and floating rates in each maturity range as of March 31, 2026 and December 31, 2025, are summarized in the following tables. Contractual maturities are based on contractual amounts outstanding and do not include deferred fees and costs or purchase discounts.

	March 31, 2026
	One Year	Through	Through	Through	After
(in thousands)	or Less	Five Years	Ten Years	Fifteen Years	Fifteen Years	Total
Variable rate loans:
Commercial Real Estate	$629,168	$1,926,797	$6,064	$—	$—	$2,562,029
Commercial and Industrial	467,487	1,914,907	17,568	189	—	2,400,151
Consumer	—	150	3,572	3,198	13,146	20,066
Total variable rate loans	$1,096,655	$3,841,854	$27,204	$3,387	$13,146	$4,982,246
Fixed rate loans:
Commercial Real Estate	$61,597	$45,157	$149	$—	$—	$106,903
Commercial and Industrial	7,739	71,242	23,023	1,600	15,508	119,112
Consumer	8	960	3,335	18,685	200,604	223,592
Total fixed rate loans	$69,344	$117,359	$26,507	$20,285	$216,112	$449,607
Total loans held for investment	$1,165,999	$3,959,213	$53,711	$23,672	$229,258	$5,431,853

	December 31, 2025
	One Year	Through	Through	Through	After
(in thousands)	or Less	Five Years	Ten Years	Fifteen Years	Fifteen Years	Total
Variable rate loans:
Commercial Real Estate	$651,129	$1,751,862	$8,537	$—	$—	$2,411,528
Commercial and Industrial	448,331	1,919,264	2,986	—	—	2,370,581
Consumer	—	455	1,273	4,732	14,339	20,799
Total variable rate loans	$1,099,460	$3,671,581	$12,796	$4,732	$14,339	$4,802,908
Fixed rate loans:
Commercial Real Estate	$94,191	$32,451	$1,453	$—	$—	$128,095
Commercial and Industrial	1,860	73,381	25,867	1,692	12,772	115,572
Consumer	3	692	3,104	13,224	213,313	230,336
Total fixed rate loans	$96,054	$106,524	$30,424	$14,916	$226,085	$474,003
Total loans held for investment	$1,195,514	$3,778,105	$43,220	$19,648	$240,424	$5,276,911
ACL - Loans
We estimate an ACL - Loans for our loan portfolio held for investment at amortized cost which represents management’s expected credit losses over the expected contractual life of its loans. The estimate is based on both quantitative and qualitative components; each of which is subject to uncertainty.
The quantitative component, including the ACL on individually assessed loans, considers historical and recent loss performance, current portfolio composition, portfolio- and/or loan-specific asset quality data, and actual and forecasted economic conditions. The quantitative estimate is subject to inherent uncertainty given potential differences between actual economic conditions and projected economic conditions including United States macroeconomic indicators like the unemployment rate, home prices, and CRE prices. Variances between actual and projected economic indicators during the reasonable and supportable period could create differences between the ACL and actual credit losses incurred over the life of the loans. The economic environment during the reasonable and supportable period is scenario-weighted and utilizes scenario forecasts from a provider of macroeconomic scenario forecasts that are commonly used within the industry. Additionally, beyond the reasonable and supportable period, economic conditions and credit losses could vary from long-term historical averages. In addition to differences between forecasted economic conditions and actual economic conditions, the quantitative estimate assumes historical loss performance and credit quality metrics inform future expected credit losses. While historical correlations are a helpful starting point for modeling future expected losses, historically observed correlations can change and idiosyncratic events for borrowers can lead to credit losses that were not properly captured by the quantitative modeling.
The qualitative component of the ACL attempts to address the inherent uncertainty in the quantitative modeling and considers quantitative data where possible. The qualitative considerations align with the Interagency Policy Statement on ACL and consider input from an internal management committee. While an experienced and highly-informed committee provides input on qualitative factors, qualitative factors are inherently judgmental and subject to uncertainty.
The quantitative estimate component is sensitive to portfolio composition, changes in the forecasted economic variables, historical loss data, credit quality metrics including risk ratings, and changes in the contractual lives of loans. Qualitative estimates are sensitive to perceived risk in the economy not fully captured in the economic scenarios as well as factors deemed to potentially cause future loss performance to differ from historically observed performance that is not fully captured in the quantitative model.
The quantitative and qualitative components are subject to frequent independent review and challenge. While management estimates the ACL on its loan portfolio based on available information, the ACL may be inadequate to cover future losses given the uncertainty in the quantitative and qualitative components.

The following table provides detail activity in the ACL - Loans held for investment carried at amortized cost as of and for the three months ended March 31, 2026 and 2025 and as of and for the years ended December 31, 2025 and 2024. Allocation of a portion of the ACL - Loans to one category of loans does not preclude its availability to absorb losses in other categories:

	As of and for the Three Months Ended		As of and for the Years Ended
(dollars in thousands)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024
Average loans held for investment outstanding, at amortized cost	$5,209,705	$4,046,508	$4,569,708	$3,665,462
Total loans held for investment outstanding, at amortized cost at end of period	$5,376,537	$4,138,042	$5,222,234	$3,963,973

ACL - Loans:
Beginning of period	$52,986	$42,294	$42,294	$74,745
Provision for credit losses on loans	3,867	8,413	23,344	10,896
Provision for/(recovery of) credit losses on loan transfers from/to loans held-for-sale	17	68	148	(9,548)
Loan charge-offs:
Commercial Real Estate	—	—	—	(16,495)
Commercial and Industrial	(2,830)	(3,107)	(7,374)	(7,359)
Consumer	(2,057)	(1,326)	(8,040)	(12,378)
Total charge-offs	(4,887)	(4,433)	(15,414)	(36,232)
Loan recoveries:
Commercial Real Estate	—	—	—	200
Commercial and Industrial	542	210	1,205	359
Consumer	269	316	1,409	1,874
Total recoveries	811	526	2,614	2,433
Net charge-offs	(4,076)	(3,907)	(12,800)	(33,799)
End of period	$52,794	$46,868	$52,986	$42,294

Ratio of ACL - Loans to total loans at amortized cost at period end	0.98%	1.13%	1.01%	1.07%
Ratio of net charge-offs to average total loans at amortized cost	(0.32)%	(0.39)%	(0.28)%	(0.92)%
We maintain an ACL - Loans that represents management’s best estimate of the loan losses in our loan portfolio.
As of March 31, 2026, the ACL - Loans totaled $52.8 million, or 0.98% of total loans held for investment at amortized cost. As of March 31, 2025, the ACL - Loans totaled $46.9 million, or 1.13% of total loans held for investment at amortized cost. The decrease in the allowance for March 31, 2026 compared to December 31, 2025 was primarily due to reductions in loan balances of high loss forward flow loans with higher ACL – Loans to loans held for investment at amortized cost ratios, partially offset by growth in portfolios with lower ACL – Loans to loans held for investment at amortized cost ratios. As of December 31, 2025, the ACL - Loans totaled $53.0 million, or 1.01% of total loans held for investment at amortized cost. As of December 31, 2024, the allowance totaled $42.3 million or 1.07% of total loans held for investment at amortized cost. The increase in the allowance for December 31, 2025 compared to December 31, 2024 was primarily due to an increase in loans held for investment at amortized cost, and an increase in collectively and individually assessed reserves.
The ACL - Loans as a percentage of total loans held for investment at amortized cost decreased by 3 basis points to 0.98% as of March 31, 2026, compared to 1.01% as of December 31, 2025. The decrease from December 31, 2025 to March 31, 2026, was primarily due to continued run-off in loan balances of high loss forward flow loans and an increase in loan balance with lower ACL – Loans to loans held for investment at amortized cost ratios. The ACL - Loans to total loans held for investment at amortized cost decreased by 6 basis points to 1.01% as of December 31, 2025, compared to 1.07% as of December 31, 2024. The decrease from December 31, 2024 to December 31, 2025, was primarily due to continued run-off in loan balances of high loss forward flow loans offset by an overall increase in loan balances. Economic forecast assumptions reflected in the ACL – Loans estimate were largely consistent as of March 31, 2026, December 31, 2025, and December 31, 2024.
The following tables present activity in the ACL - Loans by loan category, for the three months ended March 31, 2026 and 2025 and for the years ended December 31, 2025 and 2024. Allocation of a portion of the ACL - Loans to one category of loans does not preclude its availability to absorb losses in other categories.

	For the Three Months Ended March 31, 2026
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Total loans outstanding at end of period, at amortized cost	$2,679,872	$2,485,418	$211,247	$5,376,537

ACL - Loans:
Beginning of period	$18,639	$26,023	$8,324	$52,986
Provision for credit losses on loans	927	1,783	1,157	3,867
Provision for credit losses on loan transfers from loans held-for-sale	—	17	—	17
Loan charge-offs	—	(2,830)	(2,057)	(4,887)
Loan recoveries	—	542	269	811
Net charge-offs	—	(2,288)	(1,788)	(4,076)
End of period	$19,566	$25,535	$7,693	$52,794

ACL - Loans to loan type ratio	0.73%	1.03%	3.64%	0.98%

	For the Three Months Ended March 31, 2025
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Total loans outstanding at end of period, at amortized cost	$1,762,635	$2,134,258	$241,149	$4,138,042

ACL - Loans:
Beginning of period	$12,078	$19,380	$10,836	$42,294
Provision for credit losses on loans	1,679	6,064	670	8,413
Provision for credit losses on loan transfers from loans held-for-sale	62	6	—	68
Loan charge-offs	—	(3,107)	(1,326)	(4,433)
Loan recoveries	—	210	316	526
Net charge-offs	—	(2,897)	(1,010)	(3,907)
End of period	$13,819	$22,553	$10,496	$46,868

ACL - Loans to loan type ratio	0.78%	1.06%	4.35%	1.13%

	For the Year Ended December 31, 2025
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Total loans outstanding at end of period, at amortized cost	$2,528,996	$2,475,549	$217,689	$5,222,234

ACL - Loans:
Beginning of period	$12,078	$19,380	$10,836	$42,294
Provision for credit losses on loans	6,418	12,807	4,119	23,344
Provision for credit losses on loan transfers from loans held-for-sale	144	4	—	148
Loan charge-offs	—	(7,374)	(8,040)	(15,414)
Loan recoveries	—	1,205	1,409	2,614
Net charge-offs	—	(6,169)	(6,631)	(12,800)
End of period	$18,640	$26,022	$8,324	$52,986

ACL - Loans to loan type ratio	0.74%	1.05%	3.82%	1.01%

	For the Year Ended December 31, 2024
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Total loans outstanding at end of period, at amortized cost	$1,730,883	$1,986,457	$246,633	$3,963,973

ACL - Loans:
Beginning of period	$23,203	$26,460	$25,082	$74,745
Provision for credit losses on loans	5,228	78	5,590	10,896
Provision for credit losses on loan transfers to loans held-for-sale	(58)	(158)	(9,332)	(9,548)
Loan charge-offs	(16,495)	(7,359)	(12,378)	(36,232)
Loan recoveries	200	359	1,874	2,433
Net charge-offs	(16,295)	(7,000)	(10,504)	(33,799)
End of period	$12,078	$19,380	$10,836	$42,294

ACL - Loans to loan type ratio	0.70%	0.98%	4.39%	1.07%

The following table shows the allocation of the ACL - Loans by loan type as of March 31, 2026 and 2025 and December 31, 2025 and 2024.

	March 31,				December 31,
	2026		2025		2025		2024
(dollars in thousands)	Amount	% of Total ACL - Loans	Amount	% of Total ACL - Loans	Amount	% of Total ACL - Loans	Amount	% of Total ACL - Loans
Balance of ACL - Loans:
Commercial Real Estate	$19,566	37.0%	$13,819	29.5%	$18,640	35.2%	$12,078	28.6%
Commercial and Industrial	25,535	48.4%	22,553	48.1%	26,022	49.1%	19,380	45.8%
Consumer	7,693	14.6%	10,496	22.4%	8,324	15.7%	10,836	25.6%
Total ACL - Loans	$52,794	100.0%	$46,868	100.0%	$52,986	100.0%	$42,294	100.0%
The total ACL - Loans disclosed in the table above is available to absorb losses from any loan category. We believe that the ACL - Loans as of March 31, 2026 and December 31, 2025, is adequate to cover estimated losses in the loan portfolio as of such date. There can be no assurance, however, that our loan portfolio will not sustain losses in future periods, which could be substantial in relation to the size of the allowance as of March 31, 2026 or December 31, 2025.
Non-performing Assets
Non-performing assets consist of non-performing loans, non-performing financing receivables, and OREO.
Assets acquired through, or in lieu of, loan foreclosure are held for sale as OREO and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to OREO is charged to the ACL - Loans. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less estimated costs to sell. Costs of improvements are capitalized, whereas costs related to holding OREO and subsequent write-downs to the value are expensed. Any gains and losses realized at the time of disposal are reflected in income.
Non-performing assets consisted of the following as of March 31, 2026, December 31, 2025, and December 31, 2024:

	March 31,	December 31,
(dollars in thousands)	2026	2025	2024
Non-accrual loans:
Commercial Real Estate	$66,804	$60,360	$44,694
Commercial and Industrial	15,984	11,798	16,439
Consumer	1,670	1,857	1,122
Total non-accrual loans	84,458	74,015	62,255
Non-performing financing receivables	—	—	—
Other real estate owned	7,109	8,729	25,476
Total non-performing assets	$91,567	$82,744	$87,731

Total non-accrual loans as a percentage of total loans	1.46%	1.32%	1.45%
Total non-performing financing receivables as a percentage of total financing receivables	—%	—%	—%
Total non-performing assets as a percentage of total assets	1.11%	1.05%	1.21%

Total non-performing assets were $91.6 million as of March 31, 2026, an increase of 10.7% compared to $82.7 million as of December 31, 2025. The increase was primarily due to an increase in non-accrual loans. Non-accrual loans increased by $10.4 million, or 14.1%, for March 31, 2026, compared to December 31, 2025, primarily due to one real estate finance and six corporate finance loans placed on non-accrual, offset partially by a payoff of one loan and charge-off of one loan in our corporate finance loan portfolio. OREO assets decreased by $1.6 million, or 18.6%, for March 31, 2026, compared to December 31, 2025, due to write-downs of OREO property fair values.
Total non-performing assets were $82.7 million as of December 31, 2025, a decrease of 5.7% compared to $87.7 million as of December 31, 2024. The decrease was primarily due to sales of OREO, offset partially by an increase in non-accrual loans. Non-accrual loans increased by $11.8 million, or 18.9%, for December 31, 2025, compared to December 31, 2024, primarily due to two real estate finance and five corporate finance loans placed on non-accrual, offset partially by one loan in our healthcare finance loan portfolio being placed back on accrual status and a payoff of one loan in our real estate finance loan portfolio. OREO assets decreased by $16.7 million, or 65.7%, for December 31, 2025, compared to December 31, 2024, primarily due to sales of three existing OREO assets, offset slightly by the addition of one new OREO asset.
During the three months ended March 31, 2026, there were no transfers or sales of OREO. As of March 31, 2026, there remained three OREO properties, with an aggregate value of $7.1 million.
During the year ended December 31, 2025, we transferred one real estate finance loan to OREO, with a value at the time of transfer of $1.7 million. Also during 2025, we sold three OREO properties with a carrying value of $18.7 million for proceeds of $19.1 million, resulting in a gain of $0.4 million, which was recognized in other non-interest income. As of December 31, 2025, there remained three OREO properties, with an aggregate value of $8.7 million.
During 2024, we transferred five real estate finance loans held for investment at amortized cost to OREO assets. There were no sales of OREO during 2024. As of December 31, 2024, there were five OREO properties with an aggregate value of $25.5 million.
OREO is recognized in Other assets on the Consolidated Balance Sheets.
Non-performing Loans
A loan for which the accrual of interest has been discontinued is designated as a non-accrual loan. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on non-accrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are restored to accrual status when loans are once again current with regards to payment status, become well-secured, and management believes full collectability of future principal and interest is probable.
A loan is evaluated for individual impairment when we determine that it no longer exhibits similar risk characteristics inline with the rest of the related loan category. Individually evaluated loans include loans on non-accrual status. Depending on a particular loan’s circumstances, we measure impairment of a loan based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

The following tables present non-performing loans held for investment at amortized cost, by loan category, as of the dates indicated:

	As of March 31, 2026
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Non-accruing	$66,804	$4,112	$1,670	$72,586
Accruing loans 90 days or more past due	—	1,762	—	1,762
Total non-performing loans held for investment at amortized cost	$66,804	$5,874	$1,670	$74,348

Total loans held for investment at amortized cost	$2,679,872	$2,485,418	$211,247	$5,376,537

Non-accrual loans to total loans held for investment at amortized cost ratio	2.49%	0.17%	0.79%	1.35%
ACL - Loans to non-accrual loans held for investment at amortized cost ratio	29.29%	620.99%	460.66%	72.73%
Non-performing loans to total loans held for investment at amortized cost ratio	2.49%	0.24%	0.79%	1.38%

	As of December 31, 2025
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Non-accruing	$60,361	$5,484	$1,857	$67,702
Accruing loans 90 days or more past due	—	—	—	—
Total non-performing loans held for investment at amortized cost	$60,361	$5,484	$1,857	$67,702

Total loans held for investment at amortized cost	$2,528,996	$2,475,549	$217,689	$5,222,234

Non-accrual loans to total loans held for investment at amortized cost ratio	2.39%	0.22%	0.85%	1.30%
ACL - Loans to non-accrual loans held for investment at amortized cost ratio	30.88%	474.51%	448.25%	78.26%
Non-performing loans to total loans held for investment at amortized cost ratio	2.39%	0.22%	0.85%	1.30%

	As of December 31, 2024
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Non-accruing	$44,694	$12,789	$1,122	$58,605
Accruing loans 90 days or more past due	—	—	—	—
Total non-performing loans held for investment at amortized cost	$44,694	$12,789	$1,122	$58,605

Total loans held for investment at amortized cost	$1,730,883	$1,986,457	$246,633	$3,963,973

Non-accrual loans to total loans held for investment at amortized cost ratio	2.58%	0.64%	0.45%	1.48%
ACL - Loans to non-accrual loans ratio	27.02%	151.54%	965.78%	72.17%
Non-performing loans to total loans held for investment at amortized cost ratio	2.58%	0.64%	0.45%	1.48%

Total non-performing loans held for investment at amortized cost were $74.3 million as of March 31, 2026, an increase of 9.8% compared to $67.7 million as of December 31, 2025. The increase was due to an increase in non-accrual loans, primarily related to one real estate finance loan and five corporate finance loans being placed on non-accrual status, during the three months ended March 31, 2026. The increase in non-performing loans held for investment at amortized cost was partially offset by the payoff of one loan and the charge-off of one loan in our corporate finance loan portfolio.
Total non-performing held for investment loans at amortized cost were $67.7 million as of December 31, 2025, an increase of 15.5% compared to $58.6 million as of December 31, 2024. The increase was due to an increase in non-accrual loans, primarily related to two real estate finance loans and four corporate finance loans being placed on non-accrual status, during 2025. The increase in non-performing held for investment loans at amortized cost was partially offset by one loan in our healthcare finance loan portfolio being placed back onto accrual status, and two corporate finance loans on non-accrual being paid off.
Modifications to Borrowers Experiencing Financial Difficulty
There were no loans that were both modified and experiencing financial difficulty during the three months ended March 31, 2026. The following tables present by class and by type of modification, the recorded investment and financial effect of modification as of December 31, 2025, and December 31, 2024, in our loans that were both modified and experiencing financial difficulty during the years ended December 31, 2025 and 2024:

	December 31, 2025
(dollars in thousands)	Term Extension	Total	Modification to Loan Class Ratio	Weighted-Average Term Extension
Commercial and Industrial	$292	$292	0.01%	12.0 months
Total	$292	$292

	December 31, 2024
(dollars in thousands)	Term Extension	Total	Modification to Loan Class Ratio	Weighted-Average Term Extension
Commercial and Industrial	$1,971	$1,971	0.10%	19.2 months
Total	$1,971	$1,971
As of March 31, 2026, December 31, 2025, and December 31, 2024, there were no unfunded loan commitments on modifications for borrowers experiencing financial difficulty.
See Note 5, “Credit Quality” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus for more information on loan modifications to borrowers experiencing financial difficulty.
Asset Quality Trends
Management monitors trends in delinquencies, non-performing assets, and criticized loans to identify areas of potential credit deterioration or improvement. While overall credit quality remains consistent with management’s expectations, certain loan segments may be more sensitive to changes in interest rates, borrower cash flows, or economic conditions. Management continues to closely monitor these segments and adjust credit oversight and risk management practices as appropriate.
Asset quality metrics during the year ended December 31, 2025 reflect the performance of our loan portfolio and broader economic conditions. We experienced general improvements in asset quality metrics during 2025, due to lower criticized and classified loans, non-accrual loans decreasing as a percentage of total assets, a significant reduction in OREO, and increased total assets and capital. Asset quality metrics during the three months ended March 31, 2026, were generally consistent with metrics during the year ended December 31, 2025. Non-performing assets grew at approximately the same rate as total assets, leading non-performing assets to remain relatively flat on a percentage of total loans basis despite an increase on a dollar basis.

Credit Quality
We use several credit quality indicators to manage credit risk in an ongoing manner. The risk rating system is central to the overall credit risk management discipline and the important first step in effectively monitoring the credit quality of the portfolio. Credit risk ratings are applied individually to those classes of assets that have significant or unique credit characteristics that benefit from a case-by-case evaluation. Groups of assets that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk rated and monitored collectively. These are typically assets to individuals in the classes which comprise the consumer and solar portfolio categories.
During the year ended December 31, 2025, credit metric trends improved primarily due to criticized and classified loans decreasing, both overall and relative to total loans, and an increase in non-accrual loans lower than the growth in total loans, causing a decrease as a percentage of total loans. On an overall basis, credit metric trends during the three months ended March 31, 2026 were primarily the same as during the year ended December 31, 2025. Delinquencies were lower on both dollar and percentages bases. Non-accrual loans increased, driven by several large loans being placed on non-accrual during the three months ended March 31, 2026. Criticized loans grew from a low level as of December 31, 2025. The weighted average risk rating of the portfolio improved as loan growth, with new loans originating at acceptable risk ratings, more than offset the impact of loan downgrades during the three months ended March 31, 2026.
The following are the definitions of our credit quality indicators:
•Acceptable Risk (or better) - Assets in all classes that comprise the commercial and consumer portfolio categories that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the asset agreement. Management believes that there is a low likelihood of loss related to those assets that are considered Acceptable Risk or better.
•Higher Risk - Assets in this category may demonstrate weaker credit fundamentals with an above-average chance of resulting in a default combined with a lower risk of loss to create an overall risk, profile which requires appropriate monitoring but do not present potential weaknesses or a warrant a lower rating.
•Special Mention - Assets in this category exhibit potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may, at some future date, result in deterioration of the repayment prospects for the asset. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. While potentially weak, the asset is currently marginally acceptable, and no loss of principal or interest is envisioned.
•Substandard - A substandard asset is inadequately protected by the current sound worth and paying capacity of the borrower or the collateral pledged, if any. Assets classified in this category must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Loss potential, which exists in the aggregate amount of Substandard assets, does not have to exist in individual assets classified as Substandard.
•Doubtful - Assets in this category have all the weaknesses inherent in one classified as Substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined.
We periodically review and, if necessary, update the credit quality indicator assigned to each of the loans on a case-by-case basis.

The following tables summarize our held for investment at amortized cost loan portfolio by credit quality indicator as of March 31, 2026, December 31, 2025, and December 31, 2024:

	March 31, 2026
(in thousands)	Acceptable Risk	Higher Risk	Special Mention	Substandard	Doubtful	Total
Commercial Real Estate	$2,224,020	$334,670	$—	$121,182	$—	$2,679,872
Commercial and Industrial	2,392,221	37,164	38,349	14,682	3,002	2,485,418
Consumer	201,718	7,859	—	1,670	—	211,247
Total loans held for investment at amortized cost	$4,817,959	$379,693	$38,349	$137,534	$3,002	$5,376,537

	December 31, 2025
(in thousands)	Acceptable Risk	Higher Risk	Special Mention	Substandard	Doubtful	Total
Commercial Real Estate	$2,075,215	$386,499	$—	$67,282	$—	$2,528,996
Commercial and Industrial	2,399,907	55,114	1	17,987	2,540	2,475,549
Consumer	210,504	5,328	—	1,857	—	217,689
Total loans held for investment at amortized cost	$4,685,626	$446,941	$1	$87,126	$2,540	$5,222,234

	December 31, 2024
(in thousands)	Acceptable Risk	Higher Risk	Special Mention	Substandard	Doubtful	Total
Commercial Real Estate	$1,162,350	$413,517	$103,162	$51,854	$—	$1,730,883
Commercial and Industrial	1,809,606	109,226	2,326	63,147	2,152	1,986,457
Consumer	239,980	5,531	—	1,122	—	246,633
Total loans held for investment at amortized cost	$3,211,936	$528,274	$105,488	$116,123	$2,152	$3,963,973
The change in allocation between credit quality indicators in our held for investment at amortized cost loan portfolio as of March 31, 2026, compared to December 31, 2025, was primarily due to two lender finance loans being downgraded to special mention, and one healthcare finance loan and one real estate finance loan being downgraded to substandard during the three months ended March 31, 2026.
The change in allocation between credit quality indicators in our held for investment at amortized cost loan portfolio as of December 31, 2025, compared to December 31, 2024, was broadly due to loan payoffs in the higher risk, special mention, and substandard categories during the year, and to a lesser extent upgrades in credit quality indicator, offset partially by downgrades.
A loan is considered delinquent when principal or interest payments are 30 days or more past due. Typically, the accrual of interest on loans is discontinued when principal or interest payments are 90 days or more past due, or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. See Note 5, “Credit Quality,” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus for more information on our past due loan aging schedule.
Investment Securities
We use our investment securities portfolio to manage interest rate risk and as a source of income and liquidity for cash requirements. As of March 31, 2026, the carrying amount of investment securities totaled $1.3 billion, a decrease of $19.3 million, or 1.5%, compared with $1.3 billion as of December 31, 2025. As of December 31, 2025, the carrying amount of investment securities totaled $1.3 billion, a decrease of $220.3 million, or 14.5%, compared with $1.5 billion as of December 31, 2024. As of March 31, 2026, December 31, 2025, and December 31, 2024, investment securities represented 15.6%, 16.5%, and 21.0% of total assets, respectively.

At the date of purchase, we are required to classify investment securities into one of two categories: held-to-maturity or available-for-sale. We primarily acquire investment securities as available-for-sale, however, we may elect certain investment securities that are acquired as held-to-maturity based on our strategy given the particular investment security acquired and current market conditions and expectation.
The following table summarizes the carrying value by classification of securities as of the dates shown:

	As of
	March 31, 2026		December 31, 2025		Change
(dollars in thousands)	Amount(1)	% of total securities	Amount(1)	% of total securities	$	%
Available-for-sale securities:
U.S. Treasury and government agencies	$776,453	60.4%	$958,347	73.4%	$(181,894)	(19.0)%
Residential agency mortgage-backed	264,101	20.6%	139,077	10.7%	125,024	89.9%
Commercial agency mortgage-backed	176,221	13.7%	136,070	10.4%	40,151	29.5%
Municipal bonds	8,498	0.7%	8,635	0.7%	(137)	(1.6)%
Other	10,326	0.8%	12,758	1.0%	(2,432)	(19.1)%
Total investment securities available-for-sale	$1,235,599	96.2%	$1,254,887	96.2%	$(19,288)	(1.5)%

Held-to-maturity securities:
Municipal bonds	$31,200	2.4%	$31,200	2.4%	$—	—%
Other	17,744	1.4%	17,744	1.4%	—	—%
Total investment securities held-to-maturity	$48,944	3.8%	$48,944	3.8%	$—	—%
Total investment securities	$1,284,543	100.0%	$1,303,831	100.0%	$(19,288)	(1.5)%
__________________
(1)Available-for-sale investment securities are reported at fair value and held-to-maturity investment securities are reported at amortized cost.
Total available-for-sale investment securities decreased $19.3 million, or 1.5%, from $1.3 billion as of December 31, 2025 to $1.2 billion as of March 31, 2026, primarily due to a decline of $181.9 million of U.S. Treasury and government agencies securities, partially offset by an increase in residential and commercial agency mortgage-backed securities of $165.2 million.
Held-to-maturity investment securities were $48.9 million as of both December 31, 2025 and March 31, 2026.

The following table summarizes the carrying value by classification of securities as of the dates shown:

	As of
	December 31, 2025		December 31, 2024		Change
(dollars in thousands)	Amount(1)	% of total securities	Amount(1)	% of total securities	$	%
Available-for-sale securities:
U.S. Treasury and government agencies	$958,347	73.4%	$1,390,681	91.2%	$(432,334)	(31.1)%
Residential agency mortgage-backed	139,077	10.7%	16,171	1.1%	122,906	760.0%
Commercial agency mortgage-backed	136,070	10.4%	36,577	2.4%	99,493	272.0%
Municipal bonds	8,635	0.7%	8,292	0.5%	343	4.1%
Other	12,758	1.0%	19,747	1.3%	(6,989)	(35.4)%
Total investment securities available-for-sale	$1,254,887	96.2%	$1,471,468	96.5%	$(216,581)	(14.7)%

Held-to-maturity securities:
Municipal bonds	$31,200	2.4%	$31,690	2.1%	$(490)	(1.5)%
Other	17,744	1.4%	20,996	1.4%	(3,252)	(15.5)%
Total investment securities held-to-maturity	$48,944	3.8%	$52,686	3.5%	$(3,742)	(7.1)%
Total investment securities	$1,303,831	100.0%	$1,524,154	100.0%	$(220,323)	(14.5)%
__________________
(1)Available-for-sale investment securities are reported at fair value and held-to-maturity investment securities are reported at amortized cost.
Total available-for-sale investment securities decreased $216.6 million, or 14.7%, from $1.5 billion as of December 31, 2024 to $1.3 billion as of December 31, 2025, primarily due to a decline of $432.3 million of U.S. Treasury and government agencies securities, partially offset by an increase in residential and commercial agency mortgage-backed securities of $222.4 million.
Held-to-maturity investment securities decreased $3.7 million, or 7.1%, from $52.7 million as of December 31, 2024 to $48.9 million as of December 31, 2025, due to expected paydowns.

The following table summarizes the amortized cost and their weighted average yields as of March 31, 2026, by contractual maturities. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

	March 31, 2026
	Available-for-sale		Held-to-maturity
(dollars in thousands)	Amortized Cost	Yield	Amortized Cost	Yield
U.S. Treasury and government agencies:
One year or less	$518,645	4.10%	$—	—%
One to five years	256,220	4.04%	—	—%
Five to ten years	—	—%	—	—%
After ten years	—	—%	—	—%
	$774,865	4.08%	$—	—%
Residential agency mortgage-backed:
One year or less	$—	—%	$—	—%
One to five years	89	1.58%	—	—%
Five to ten years	—	—%	—	—%
After ten years	265,955	4.47%	—	—%
	$266,044	4.47%	$—	—%
Commercial agency mortgage-backed:
One year or less	$—	—%	$—	—%
One to five years	18,799	4.76%	—	—%
Five to ten years	13,379	4.72%	—	—%
After ten years	145,285	5.04%	—	—%
	$177,463	4.98%	$—	—%
Municipal bonds:
One year or less	$—	—%	$—	—%
One to five years	3,075	3.24%	31,200	9.00%
Five to ten years	—	—%	—	—%
After ten years	6,408	2.92%	—	—%
	$9,483	3.03%	$31,200	9.00%
Other:
One year or less	$—	—%	$—	—%
One to five years	—	—%	—	—%
Five to ten years	5,000	3.87%	—	—%
After ten years	5,958	6.05%	17,744	5.62%
	$10,958	5.06%	$17,744	5.62%
Total investment securities	$1,238,813	4.29%	$48,944	7.77%

The following table summarizes the amortized cost and their weighted average yields as of December 31, 2025, by contractual maturities. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

	December 31, 2025
	Available-for-sale		Held-to-maturity
(dollars in thousands)	Amortized Cost	Yield	Amortized Cost	Yield
U.S. Treasury and government agencies:
One year or less	$520,293	4.16%	$—	—%
One to five years	433,688	4.02%	—	—%
Five to ten years	—	—%	—	—%
After ten years	—	—%	—	—%
	$953,981	4.10%	$—	—%
Residential agency mortgage-backed:
One year or less	$—	—%	$—	—%
One to five years	109	1.61%	—	—%
Five to ten years	—	—%	—	—%
After ten years	138,153	4.75%	—	—%
	$138,262	4.75%	$—	—%
Commercial agency mortgage-backed:
One year or less	$—	—%	$—	—%
One to five years	18,794	4.77%	—	—%
Five to ten years	13,396	4.73%	—	—%
After ten years	103,398	5.18%	—	—%
	$135,588	5.08%	$—	—%
Municipal bonds:
One year or less	$—	—%	$—	—%
One to five years	2,081	4.07%	31,200	9.00%
Five to ten years	994	1.50%	—	—%
After ten years	6,410	2.92%	—	—%
	$9,485	3.03%	$31,200	9.00%
Other:
One year or less	$—	—%	$—	—%
One to five years	—	—%	—	—%
Five to ten years	5,000	3.87%	—	—%
After ten years	8,496	6.40%	17,744	5.62%
	$13,496	5.46%	$17,744	5.62%
Total investment securities	$1,250,812	4.28%	$48,944	7.77%
ACL - Investment Securities
For investment securities other than CPACE exposures, which are included in Other in the table above, the ACL - investment securities is subject to uncertainty primarily due to the assumed relationship between historical loss observations and future loss expectations. Historical obligor and credit rating loss history may differ more in the future than in the past and credit ratings of obligors may change over time.
CPACE exposures are subject to an ACL - investment securities, however, we have never experienced a credit loss on these investment securities. As such, a qualitative ACL - investment securities is estimated based on perceived potential risk in the asset class which is generally lower than our loan portfolio. Uncertainty with the estimate exists given the lack of observable loss data in our investment portfolio for these assets and in the industry.
See Note 1, “Significant Accounting Policies,” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus for further discussion of CPACE exposures.
The following table presents an analysis of the ACL on held-to-maturity investment securities as of and for the three months ended March 31, 2026 and 2025 and as of and for the years ended December 31, 2025 and 2024:

	As of and for the Three Months Ended		As of and for the Years Ended
(dollars in thousands)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024
Held-to-maturity:
Average held-to-maturity investment securities outstanding	$48,944	$52,689	$52,376	$53,136
Total held-to-maturity investment securities outstanding at end of period	$48,944	$52,689	$48,944	$52,686

ACL - investment securities:
Balance at beginning of period	$110	$161	$161	$210
Recovery of credit losses on investment securities	—	—	(51)	(49)
Balance at end of period	$110	$161	$110	$161

Ratio of allowance to total held-to-maturity investment securities at period end	0.22%	0.31%	0.22%	0.31%
Ratio of net charge-offs to average held-to-maturity investment securities	—%	—%	—%	—%
As of March 31, 2026 and December 31, 2025, the ACL - held-to-maturity investment securities totaled $0.1 million, or 0.22% of held-to-maturity investment securities.
As of December 31, 2025, the ACL - held-to-maturity investment securities totaled $0.1 million, or 0.22% of held-to-maturity investment securities, a decrease of 9 basis points compared to the allowance totaled $0.2 million or 0.31% of held-to-maturity investment securities as of December 31, 2024. The decrease from December 31, 2024 to December 31, 2025, in the ACL - held-to-maturity investment securities was due to a lower remaining lifetime probability of default, as well as a decrease in outstanding balance.
The following table presents the allocation of the ACL on held-to-maturity investment securities by investment type:

	March 31, 2026		March 31, 2025		December 31, 2025		December 31, 2024
(dollars in thousands)	Amount	% of Total ACL - Investment Securities	Amount	% of Total ACL - Investment Securities	Amount	% of Total ACL - Investment Securities	Amount	% of Total ACL - Investment Securities
Municipal bonds	$66	60.0%	$109	67.7%	$66	60.0%	$109	67.7%
Other	44	40.0%	52	32.3%	44	40.0%	52	32.3%
Total	$110	100.0%	$161	100.0%	$110	100.0%	$161	100.0%
Financing Receivables
Our financing receivables are comprised of CPACE-funded projects, which were categorized as financing receivables, based on the contract structure requirements of the municipality where the project is located. At the time of financing, CPACE financing receivables are classified as either held for investment at amortized cost or held-for-sale at lower of cost or fair value.
As of March 31, 2026, the carrying amount of financing receivables totaled $37.2 million, a decrease of $5.7 million, or 13.3%, compared with $42.9 million as of December 31, 2025. As of December 31, 2025, the carrying amount of financing receivables totaled $42.9 million, a decrease of $0.3 million, or 0.8%, compared with $43.2 million as of December 31, 2024. As of March 31, 2026, December 31, 2025, and December 31, 2024 financing receivables represented 0.5%, 0.5%, and 0.6% of total assets, respectively.
The following tables summarize our investment in financing receivables as of and for the three months ended March 31, 2026 and 2025 and as of and for the years ended December 31, 2025 and 2024:

	As of and for the Three Months Ended		As of and for the Years Ended
(dollars in thousands)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024
Held for investment:
Average financing receivables held for investment outstanding	$41,820	$29,406	$33,364	$29,579
Total financing receivables held for investment outstanding at end of period	$37,177	$29,407	$42,902	$29,406

ACL - financing receivables held for investment:
Balance at beginning of period	$108	$74	$74	$75
Recovery of credit losses on financing receivables	(15)	—	—	(1)
Provision for credit losses - transfer of financing receivables from held-for-sale	—	—	34	—
Balance at end of period	$93	$74	$108	$74

Ratio of allowance to total financing receivables held for investment at period end	0.25%	0.25%	0.25%	0.25%
Ratio of net charge-offs to average financing receivables held for investment	—%	—%	—%	—%
CPACE exposures are subject to an ACL - financing receivables, however, we have never experienced a credit loss on these assets. As such, a qualitative ACL - financing receivables is estimated based on perceived potential risk in the asset class which is generally lower than our loan portfolio. Uncertainty with the estimate exists given the lack of observable loss data in our investment portfolio for these assets and in the industry.

	As of and for the Three Months Ended		As of and for the Years Ended
(in thousands)	March 31, 2026	March 31, 2025	December 31, 2025	December 31, 2024
Held-for-sale:
Average financing receivables held-for-sale outstanding	$—	$13,746	$9,557	$13,275
Total financing receivables held-for-sale outstanding at end of period	$—	$13,602	$—	$13,835
All of our financing receivables held-for-sale were transferred to financing receivables held for investment during the third quarter of 2025 due to a change in strategy related to our financing receivables portfolio. As of March 31, 2026 and December 31, 2025, all of our financing receivables had contractual maturity dates of greater than ten years with a weighted-average yield of 6.06% and 6.42%, respectively. As of March 31, 2026, December 31, 2025, and December 31, 2024, no financing receivables were on non-accrual status or deemed non-performing assets.

See Note 1, “Significant Accounting Policies,” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus for further discussion of CPACE exposures.
Deposits
Our lending and investing activities are primarily funded by deposits. We offer a variety of deposit accounts having a wide range of interest rates and terms including demand, savings, money market and time accounts. We rely primarily on competitive pricing policies and customer service to attract and retain these deposits. We primarily source our deposits through our digital deposit platform underpinned by a modern core banking system that leverages advanced technology to provide a robust, scalable, and API-driven architecture that supports efficient operations and differentiated customer experience. We believe that digital deposits serve as our growth engine, providing scalable access to a vast national market beyond the reach of a legacy branch network and aligning with our lending capacity as consumer preferences shift to digital.
Deposits represent our primary source of funding and are an important component of our financial condition. Changes in deposit balances and mix are influenced by customer behavior, pricing strategies, interest rate movements, and competitive conditions. During periods of rising interest rates, customers may shift balances from non-interest-bearing deposits to interest-bearing or time deposit products, which can increase funding costs. We evaluate the stability, cost, and composition of deposits in managing liquidity and interest rate risk. Future deposit trends may affect our funding mix and could increase reliance on wholesale funding sources if deposit growth does not keep pace with asset growth.
The following table summarizes our deposit balances as of March 31, 2026 and December 31, 2025:

	March 31, 2026		December 31, 2025		Change
(dollars in thousands)	Balance	% of total	Balance	% of total	$	%
Non-interest-bearing deposits	$473,153	6.6%	$372,444	5.5%	$100,709	27.0%
Interest-bearing deposits:
Demand	287,356	4.0%	275,259	4.1%	12,097	4.4%
Money market	1,424,548	20.0%	1,206,544	17.8%	218,004	18.1%
Savings	3,607,617	50.6%	3,500,532	51.6%	107,085	3.1%
Time deposits	1,345,534	18.8%	1,423,136	21.0%	(77,602)	(5.5)%
Total interest-bearing deposits	6,665,055	93.4%	6,405,471	94.5%	259,584	4.1%
Total deposits	$7,138,208	100.0%	$6,777,915	100.0%	$360,293	5.3%
Total deposits as of March 31, 2026 were $7.1 billion, an increase of $360.3 million, or 5.3%, compared with $6.8 billion as of December 31, 2025, primarily due to higher deposits in money market accounts, savings accounts, and non-interest-bearing deposit accounts, partially offset by a decrease in time deposits.
Brokered time deposits, included in time deposits in the table above, increased slightly to $686.7 million as of March 31, 2026 from $686.5 million as of December 31, 2025. Institutional sweep deposits, included in each of savings and money market in the table above, increased to $1.4 billion as of March 31, 2026, compared to $1.1 billion as of December 31, 2025 due primarily to the addition of new relationships and the expansion of one existing relationship. All brokered time deposits and institutional sweep deposits are fully FDIC insured.
Non-interest-bearing deposits as of March 31, 2026, were $473.2 million, an increase of $100.7 million, or 27.0%, compared with $372.4 million as of December 31, 2025. Interest-bearing deposits were $6.7 billion as of March 31, 2026, an increase of $259.6 million, or 4.1%, compared with $6.4 billion as of December 31, 2025.
As of March 31, 2026, the estimated aggregate amount of uninsured deposits (deposits in amounts greater than $250,000 per depositor, per account ownership category, which is the maximum amount for federal deposit insurance) was $975.2 million, which is 13.6% of total Bank deposits.

The following table summarizes our deposit balances as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024		Change
(dollars in thousands)	Balance	% of total	Balance	% of total	$	%
Non-interest-bearing deposits	$372,444	5.5%	$258,242	4.6%	$114,202	44.2%
Interest-bearing deposits:
Demand	275,259	4.1%	269,320	4.8%	5,939	2.2%
Money market	1,206,544	17.8%	895,605	16.1%	310,939	34.7%
Savings	3,500,532	51.6%	2,342,327	42.2%	1,158,205	49.4%
Time deposits	1,423,136	21.0%	1,799,838	32.3%	(376,702)	(20.9)%
Total interest-bearing deposits	6,405,471	94.5%	5,307,090	95.4%	1,098,381	20.7%
Total deposits	$6,777,915	100.0%	$5,565,332	100.0%	$1,212,583	21.8%
Total deposits as of December 31, 2025 were $6.8 billion, an increase of $1.2 billion, or 21.8%, compared with $5.6 billion as of December 31, 2024, primarily due to higher deposits in the digital banking growth savings product, as well as an increase in money market deposit account balances, brokered certificates of deposit, and business checking accounts.
Brokered time deposits, included in time deposits in the table above, increased to $686.5 million as of December 31, 2025 from $514.3 million as of December 31, 2024, due to new deposit issuance. Institutional sweep deposits, included in each of savings and money market in the table above, increased to $1.1 billion as of December 31, 2025, compared to $813.7 million as of December 31, 2024 due primarily to the addition of new relationships. All brokered time deposits and institutional sweep deposits are fully FDIC insured.
Non-interest-bearing deposits as of December 31, 2025, were $372.4 million, an increase of $114.2 million, or 44.2%, compared with $258.2 million as of December 31, 2024. Interest-bearing deposits were $6.4 billion as of December 31, 2025, an increase of $1.1 billion, or 20.7%, compared with $5.3 billion as of December 31, 2024.
As of December 31, 2025, the estimated aggregate amount of uninsured deposits (deposits in amounts greater than $250,000 per depositor, per account ownership category, which is the maximum amount for federal deposit insurance) was $887.9 million, which is 13.1% of total Bank deposits.
The following table sets forth the amount of time deposits that are $250,000 or greater, by time remaining until maturity:

(in thousands)	March 31, 2026	December 31, 2025
Three months or less	$62,908	$78,227
Over three months through six months	21,622	62,567
Over six months through twelve months	63,056	34,917
Over twelve months	3,309	4,533
Total time deposits	$150,895	$180,244

The daily average balances and weighted average rates paid on deposits for each of the three months ended March 31, 2026 and 2025 are presented below:

	March 31, 2026			March 31, 2025
(dollars in thousands)	Average Balance	Interest Expense	Average Rate	Average Balance	Interest Expense	Average Rate
Non-interest-bearing deposits	$372,965	$—	—%	$239,776	$—	—%
Interest-bearing deposits:
Demand	280,987	2,433	3.51%	283,727	2,420	3.46%
Money market	1,322,061	12,189	3.74%	864,737	7,369	3.46%
Savings	3,538,759	33,108	3.79%	2,398,505	25,111	4.25%
Time deposits	1,398,063	14,565	4.23%	1,893,898	21,586	4.62%
Total interest-bearing deposits	6,539,870	62,295	3.86%	5,440,867	56,486	4.21%
Total deposits	$6,912,835	$62,295	3.65%	$5,680,643	$56,486	4.03%
The ratio of average non-interest-bearing deposits to average total deposits for the three months ended March 31, 2026 and 2025 was 5.4%, and 4.2%, respectively.
The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 2025 and 2024 are presented below:

	December 31, 2025			December 31, 2024
(dollars in thousands)	Average Balance	Interest Expense	Average Rate	Average Balance	Interest Expense	Average Rate
Non-interest-bearing deposits	$287,741	$—	—%	$271,796	$—	—%
Interest-bearing deposits:
Demand	295,772	10,909	3.69%	525,478	19,628	3.74%
Money market	924,371	36,208	3.92%	915,122	38,942	4.26%
Savings	2,945,069	121,669	4.13%	875,777	42,857	4.89%
Time deposits	1,690,619	74,617	4.41%	3,075,729	158,352	5.15%
Total interest-bearing deposits	5,855,831	243,403	4.16%	5,392,106	259,779	4.82%
Total deposits	$6,143,572	$243,403	3.96%	$5,663,902	$259,779	4.59%
The ratio of average non-interest-bearing deposits to average total deposits for the years ended December 31, 2025 and 2024 was 4.7%, and 4.8%, respectively.
Borrowed Funds
Subordinated Debt
In 2016, we issued $17.0 million of Fixed Rate Subordinated Notes (“2016 Fixed Rate Notes”). The 2016 Fixed Rate Notes are unsecured, mature on December 30, 2026 and pay interest of 7.0% semi-annually, in arrears. We redeemed the 2016 Fixed Rate Notes at par in 2025.
In 2016, we issued $7.0 million of Fixed to Floating Rate Subordinated Notes (“2016 Fixed to Floating Notes”). The 2016 Fixed to Floating Notes are unsecured, mature on December 30, 2026, and paid an initial interest of 6.5% semi-annually, in arrears. Beginning on December 30, 2021, the 2016 Fixed to Floating Notes interest rate reset quarterly to an interest rate per annum equal to the three-month LIBOR plus 469.5 basis points, paid quarterly in arrears. If the three-month LIBOR was less than zero, the three-month LIBOR was deemed to be zero. Due to the cessation of LIBOR on June 30, 2023, the 2016 Fixed to Floating Notes interest rate resets quarterly to an interest rate per annum equal to the three-month SOFR plus 495.7 basis points, paid quarterly in arrears. If the three-month SOFR is less than zero, the three-month SOFR shall be deemed to be zero. The SOFR-based interest rate became effective on October 1, 2023. We redeemed the 2016 Fixed to Floating Notes at par in 2025.

In 2019, we issued $25.0 million of Fixed to Floating Rate Subordinated Notes (“2019 Notes”). The 2019 Notes are unsecured, mature on December 1, 2029, and paid an initial interest of 5.75% semi-annually, in arrears. Beginning on December 1, 2024, the 2019 Notes interest rate resets quarterly to an interest rate per annum equal to the three-month SOFR plus 439 basis points, paid quarterly in arrears. If the three-month SOFR is less than zero, the three-month SOFR shall be deemed to be zero. We may redeem the 2019 Notes at par.
In 2021, we issued $125.0 million of Fixed to Floating Rate Subordinated Notes (“2021 Notes”). The 2021 Notes are unsecured, mature on January 1, 2032 and pay an initial interest of 4.0% semi-annually through January 1, 2027, in arrears. Beginning on January 1, 2027, through the earlier of maturity date or the early redemption date, the interest rate will adjust quarterly equal to the three-month term SOFR plus 289 basis points, paid quarterly in arrears. The 2021 Notes are non-callable for the first five years; we have the option to redeem the 2021 Notes at par value, after five years from the date of issuance. The 2021 Notes are classified as Green Bonds in alignment with the International Capital Markets Association’s Green Bond Principles (2021).
We also have $3.0 million of other subordinated debt that has a 30-year term (matures on April 7, 2033), has no principal amortization and is guaranteed by us. As of March 31, 2026, December 31, 2025 and December 31, 2024, the other subordinated debt paid interest at the rate of SOFR plus 3.3%, which resets on a quarterly basis.
Our subordinated debt requires us to comply with specific covenants related to capitalization adequacy, regulatory enforcement actions, non-performing asset metrics, changes in key executive positions, and material changes in ownership. Additionally, in the event of default, our subordinated debt contains certain restrictions and limitations on dividend payments and our ability to repurchase our common stock. We were in compliance with all relevant covenants as of March 31, 2026 and December 31, 2025.
The following table provides information on subordinated debt as of March 31, 2026, December 31, 2025 and December 31, 2024:

(dollars in thousands)	March 31, 2026	December 31, 2025	December 31, 2024
2016 Fixed Rate Notes, 7.00%	$—	$—	$17,000
2016 Fixed to Floating Notes, 9.56%	—	—	7,000
2019 Notes, due in 2029 (1)	25,000	25,000	25,000
2021 Notes, due in 2032, 4.00%	125,000	125,000	125,000
Other subordinated debt, due in 2033 (2)	3,000	3,000	3,000
Less: debt issuance costs and discounts	(1,908)	(1,997)	(2,474)
Total subordinated debt	$151,092	$151,003	$174,526
__________________
(1)Borrowings bore interest at an effective rate of 8.06%, 8.18% and 8.89% as of March 31, 2026, December 31, 2025, and December 31, 2024, respectively.
(2)Borrowings bore interest at an effective rate of 7.23%, 7.47% and 8.22% as of March 31, 2026, December 31, 2025, and December 31, 2024, respectively.
We use subordinated debt as a supplemental source of funding to support balance sheet growth, liquidity management, and funding diversification. We evaluate the use of wholesale funding sources based on cost, maturity structure, and overall liquidity needs. Increased reliance on borrowings may result in higher interest expense and could impact net interest margin, particularly in a rising interest rate environment. Management seeks to balance the use of wholesale funding with deposit growth and other liquidity sources to maintain an appropriate funding profile.
Other Borrowed Funds
On January 1, 2019, we entered into an Advances and Security Agreement with the FHLB of Atlanta (the “Advances and Security Agreement”), of which we are a member. Under the Advances and Security Agreement, borrowings from the FHLB must be secured with eligible collateral approved by the FHLB. As of March 31, 2026 and December 31, 2025, there was $5.8 million and $5.9 million, respectively, of stated potential borrowing capacity available based on $8.8 million of loans pledged as collateral under the Advances and Security Agreement. There were no borrowings outstanding under the Advances and Security Agreement as of March 31, 2026 or December 31, 2025.
As of December 31, 2024, there was $920.4 million of stated potential borrowing capacity available based on $960.0 million of loans and investment securities pledged as collateral under the Advances and Security Agreement. As of December 31, 2024, there was approximately $700.0 million of borrowings outstanding under the Advances and Security Agreement at a floating interest rate of 4.44%.
We may also borrow funds through the Federal Reserve Bank’s discount window. These borrowings were secured by qualifying loans and investment securities with a balance of $3.9 billion, $3.9 billion, and $2.5 billion as of March 31, 2026, December 31, 2025, and December 31, 2024, respectively. As of March 31, 2026, December 31, 2025, and December 31, 2024, we had approximately $3.5 billion, $3.5 billion, and $1.8 billion, respectively, in borrowing capacity available under these arrangement with no outstanding balance as of March 31, 2026, December 31, 2025, or December 31, 2024 .
We maintain unsecured Fed Funds facilities with three other financial institutions in the aggregate amount of $90.0 million. As of March 31, 2026, December 31, 2025, and December 31, 2024, there were no borrowings outstanding under these facilities. We periodically borrow on the Fed Funds facilities in order to test the borrowing availability.

Liquidity and Capital Resources
Liquidity
Liquidity involves our ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the business on an ongoing basis and manage unexpected events. Our largest sources of liquidity include deposits, payments and maturities of outstanding loans, sales of loans, and maturities or sales of available-for-sale securities. We believe these sources will be sufficient to meet our liquidity needs over the next twelve months; however, our long-term liquidity position is dependent on our ability to sustain deposit growth and our ability to continue to source digital deposits as our balance sheet continues to grow. While scheduled loan payments and maturing available-for-sale securities are relatively predictable sources of liquidity, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. We generally hold excess funds as reserve deposits with the Federal Reserve Bank. We use cash generated through online deposits, our largest funding source, business customer deposits, and wholesale funds, to offset the cash utilized in lending and investing activities. Our short-term interest-earning available-for-sale securities are used to provide liquidity for lending and other operational requirements. During the three months ended March 31, 2026 and 2025 and the years ended December 31, 2025 and 2024, our liquidity needs have primarily been met through strong deposit growth, and from loan principal paydowns and interest payments received. Management expects deposits to remain a primary source of liquidity, however, future deposit growth may be affected by changes in interest rates, competitive pressures, or shifts in customer preferences, which could increase our reliance on wholesale funding sources in the future.

The following table illustrates, during the periods presented, the mix of our funding sources and the average assets in which those funds are invested. Average assets totaled $8.0 billion for the three months ended March 31, 2026, compared to $6.8 billion for the three months ended March 31, 2025 and $7.2 billion for the year ended December 31, 2025 compared to $6.6 billion for the year ended December 31, 2024.

	Three Months Ended		Year Ended
	March 31,		December 31,
(dollars in thousands)	2026	2025	2025	2024
Sources of funds:
Deposits:
Non-interest-bearing	$372,965	$239,776	$287,741	$271,796
Interest-bearing	6,539,870	5,440,867	5,855,831	5,392,106
Subordinated debt, net	151,034	174,573	162,597	174,319
Other borrowings	—	71,119	30,922	51,656
Other liabilities	119,506	84,762	95,890	68,587
Stockholders’ equity	839,162	746,169	769,876	690,283
Total sources of funds	$8,022,537	$6,757,266	$7,202,857	$6,648,747

Uses of funds:
Total loans	$5,615,729	$4,370,039	$4,920,518	$4,023,418
ACL	(52,686)	(40,461)	(46,572)	(54,975)
Total investment securities	1,291,428	1,451,219	1,361,317	1,405,086
Interest-bearing deposits with banks	836,173	674,233	662,905	1,020,070
Other earning assets	55,017	58,610	57,252	54,861
Other assets	276,876	243,626	247,437	200,287
Total uses of funds	$8,022,537	$6,757,266	$7,202,857	$6,648,747

Average non-interest-bearing deposits to average deposits	5.40%	4.22%	4.68%	4.80%
Average loans to average deposits	81.24%	76.93%	80.09%	71.04%
Our largest source of funds is deposits, and our largest use of funds is loans. Our average deposits were $6.9 billion, an increase of 21.7%, for the three months ended March 31, 2026 compared with the three months ended March 31, 2025. Our average loans were $5.6 billion, an increase of 28.5% for the three months ended March 31, 2026 compared with the three months ended March 31, 2025. Our average deposits were $6.1 billion or an increase of 8.5% for the year ended December 31, 2025 compared with the year ended December 31, 2024. Our average loans were $4.9 billion, or an increase of 22.3% for the year ended December 31, 2025 compared with the year ended December 31, 2024. The increase in loans was larger compared to the increase in deposits which was funded primarily with the use of cash balances of interest-bearing deposits with banks. We hold excess funds in cash with the Federal Reserve Bank until the funds are needed to fund loan growth.
We had a maximum borrowing capacity of $5.8 million and $5.9 million as of March 31, 2026 and December 31, 2025, respectively, through the Advances and Securities Agreement, with no borrowings outstanding as of either date. To borrow through the Advances and Securities Agreement, we are required to pledge sufficient qualifying collateral to the FHLB. As of both March 31, 2026 and December 31, 2025, we pledged eligible 1-4 family first mortgages with a book value of $5.8 million and eligible home equity loans with a book value of $3.0 million to secure borrowings from the FHLB. The total collateral value assigned by the FHLB for these pledged investments and loans was $5.8 million and $5.9 million as of March 31, 2026 and December 31, 2025, respectively.

We also have a maximum borrowing capacity of $3.5 billion through the Federal Reserve Bank’s discount window, and no borrowings outstanding as of both March 31, 2026 and December 31, 2025. To borrow under the Federal Reserve Bank’s discount window, we are required to pledge sufficient collateral consisting of qualifying loans and investment securities to the Federal Reserve Bank. As of March 31, 2026, we pledged CRE loans with a book value of $1.7 billion, commercial and industrial loans with a book value of $1.9 billion, construction loans with a book value of $182.9 million, and multi-family loans with a book value of $88.5 million to facilitate future transactions. As of December 31, 2025, we pledged CRE loans with a book value of $1.7 billion, commercial and industrial loans with a book value of $2.0 billion, construction loans with a book value of $184.0 million, and multi-family loans with a book value of $75.8 million to facilitate future transactions. The total collateral value assigned by the Federal Reserve Bank for these pledged loans was $3.5 billion as of both March 31, 2026 and December 31, 2025.
Our Fed Funds facilities with three other financial institutions have $90.0 million borrowing capacity as of both March 31, 2026 and December 31, 2025, and there were no borrowings outstanding under these facilities. Borrowing under these facilities are not secured by collateral.
Additionally, we may sell investment securities available-for-sale from our portfolio as a source of liquidity, if necessary. As of March 31, 2026 and December 31, 2025, we had investment securities available-for-sale with a fair value of $1.2 billion and $1.3 billion, respectively. Of these balances there are investment securities maturing within the next twelve months with a fair value of $519.6 million and $521.6 million as of March 31, 2026 and December 31, 2025, respectively. As of March 31, 2026, December 31, 2025 and December 31, 2024, a large portion of our portfolio was invested in U.S. Treasury securities. Our securities portfolio had a weighted average life of 3.3 years and 2.5 years as of March 31, 2026 and December 31, 2025, respectively.
As of March 31, 2026 and December 31, 2025, we had outstanding $1.1 billion and $787.0 million, respectively, in commitments to extend credit and $7.2 million and $20.2 million, respectively, in commitments associated with outstanding standby letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements. A significant portion of our outstanding commitments could be drawn upon in periods of economic stress, which could require us to obtain additional funding from deposits or wholesale funding sources.
As of March 31, 2026 and December 31, 2025, we had no identified capital expenditure commitments that we currently expect to have a material impact on liquidity; however, future loan growth, changes in funding costs, or adverse economic conditions could increase our cash requirements.
Off-balance Sheet Arrangements
In the normal course of business, we will enter into various transactions, which, in accordance with GAAP, are not included in our Consolidated Balance Sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the Consolidated Balance Sheets.
Commitments associated with letters of credit and commitments to extend credit may expire unused, therefore, the amounts shown do not necessarily reflect the actual future cash funding requirements. A summary of financial instruments with off-balance sheet credit risk as of March 31, 2026, December 31, 2025 and December 31, 2024 are as follows:

(in thousands)	March 31, 2026	December 31, 2025	December 31, 2024
Commercial real estate development and construction	$221,707	$179,439	$155,701
Residential real estate development and construction	—	682	2,380
Lines of credit, primarily business lines	863,360	606,921	569,143
Standby letters of credit	7,179	20,195	29,956
Total commitments to extend credit and available lines of credit	$1,092,246	$807,237	$757,180
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by management, upon extension of credit, is based on management’s credit evaluation of the customer.
Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third-party. In the event of nonperformance by the customer, we have rights to the underlying collateral, which can include CRE, physical plant and property, inventory, receivables, cash and marketable securities. The credit risk to us in issuing letters of credit is essentially the same as that involved in extending loan facilities to our customers.
Capital Resources
Capital management consists of providing equity to support our current and future operations. The federal bank regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum qualifying regulatory capital relative to the amount and types of assets they hold. As a bank holding company and an FDIC-insured state non-member bank, the Company and the Bank (respectively) are subject to regulatory capital requirements.
Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about qualifying capital components, risk weighting (where applicable) and other factors. Management believes that current capital levels, plus the proceeds from this offering are sufficient to support anticipated growth, absorb potential losses, and comply with regulatory requirements. Future capital needs will depend on earnings performance, asset growth, credit quality trends, and regulatory developments.
In 2019, the federal banking agencies jointly issued a final rule to provide a simple measure of capital adequacy, the CBLR framework, for qualifying community banking organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The CBLR framework is optional and is available to depository institutions and depository institution holding companies that have less than $10 billion in average total consolidated assets and meet other qualifying criteria.
The CBLR framework removes the requirement for qualifying community banking organizations to calculate and report risk-based capital, instead requiring only that qualifying community banking organizations calculate and report a Tier 1 leverage ratio. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% (or 8% following July 1, 2026, as described below) will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the capital ratio requirements to be considered “well capitalized” for purposes of the applicable “prompt corrective action” rules under the FDI Act. The CBLR rules allow for a two-quarter grace period (or four-quarter grace period following July 1, 2026, as described below) to correct a ratio that falls below the required amount, provided that the bank or bank holding company maintains a leverage ratio of greater than 8% (or 7% following July 1, 2026). As of March 31, 2026, the Company's leverage ratio was below the 9% threshold and as a result, entered into the first quarter of the CBLR grace period. The Bank’s leverage ratio remains above the 9% threshold as of March 31, 2026.
In April 2026, the federal banking agencies jointly finalized changes to the CBLR framework that will, effective July 1, 2026, lower the minimum Tier 1 leverage ratio requirement for qualifying community banking organizations from greater than 9% to greater than 8%, and revise the “grace period” for a bank that elects to use the CBLR framework but temporarily fails to meet all of the qualifying criteria, including the leverage ratio requirement, to provide that the community bank will have a four-quarter grace period (up from the two-quarter grace period under the CBLR rules prior to such amendments) to return to compliance, provided the community bank maintains a leverage ratio greater than 7% (down from a 8% grace-period requirement under the CBLR rules prior to such amendments).
Under the current CBLR rules, a qualifying community banking organization can opt out of the CBLR framework and revert back to the risk-based framework without restriction. As of March 31, 2026 and December 31, 2025, each of the Company and Bank was a qualifying community banking organization as defined by applicable regulations of the federal banking agencies and elected to measure capital adequacy under the CBLR framework. Management regularly evaluates whether continued use of the CBLR framework remains appropriate based on asset growth, balance sheet composition, and strategic objectives.
Total stockholders’ equity increased to $831.2 million as of March 31, 2026, compared to $822.4 million as of December 31, 2025, and $722.0 million as of December 31, 2024, an increase of $8.8 million and $100.5 million, or 1.1% and 13.9%, respectively. The increase from December 31, 2025 to March 31, 2026 was primarily due to net comprehensive income for the quarter, and to a lesser extent stock-based compensation. The increase from December 31, 2024 to December 31, 2025 was primarily due to net comprehensive income for the year, and to a lesser extent stock-based compensation.
The following table presents as of March 31, 2026, December 31, 2025 and December 31, 2024, the Company’s and the Bank’s actual and required capital amounts and leverage ratios. The table also includes the actual amounts and risk-weighted ratios which we are opting to disclose as of March 31, 2026, December 31, 2025 and December 31, 2024:

	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions (CBLR Framework)
(dollars in thousands)	Amount	Ratio	Amount	Ratio
As of March 31, 2026:
Required under CBLR framework:
Tier 1 leverage ratio:
Company	$702,893	8.92%	$709,386	9.00%
Bank	$805,006	10.19%	$711,015	9.00%
Optional under CBLR framework:
Total capital to risk-weighted assets ratio:
Company	$899,369	14.68%	N/A	N/A
Bank	$860,274	14.01%	N/A	N/A
Tier 1 capital to risk-weighted assets ratio:
Company	$702,893	11.47%	N/A	N/A
Bank	$805,006	13.11%	N/A	N/A

	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions (CBLR Framework)
(dollars in thousands)	Amount	Ratio	Amount	Ratio
Common Equity Tier 1 to risk weighted-assets ratio:
Company	$702,893	11.47%	N/A	N/A
Bank	$805,006	13.11%	N/A	N/A

As of December 31, 2025:
Required under CBLR framework:
Tier 1 leverage ratio:
Company	$748,650	9.79%	$688,367	9.00%
Bank	$848,960	11.11%	$687,907	9.00%
Optional under CBLR framework:
Total capital to risk-weighted assets ratio:
Company	$934,965	15.89%	N/A	N/A
Bank	$894,305	15.14%	N/A	N/A
Tier 1 capital to risk-weighted assets ratio:
Company	$748,650	12.72%	N/A	N/A
Bank	$848,960	14.37%	N/A	N/A
Common Equity Tier 1 to risk weighted-assets ratio:
Company	$748,650	12.72%	N/A	N/A
Bank	$848,960	14.37%	N/A	N/A

As of December 31, 2024:
Required under CBLR framework:
Tier 1 leverage ratio:
Company	$706,501	10.56%	$602,390	9.00%
Bank	$796,830	11.92%	$601,511	9.00%
Optional under CBLR framework:
Total capital to risk-weighted assets ratio:
Company	$879,305	17.52%	N/A	N/A
Bank	$820,217	16.38%	N/A	N/A
Tier 1 capital to risk-weighted assets ratio:
Company	$706,501	14.08%	N/A	N/A
Bank	$796,830	15.91%	N/A	N/A
Common Equity Tier 1 to risk weighted-assets ratio:
Company	$706,501	14.08%	N/A	N/A
Bank	$796,830	15.91%	N/A	N/A
The Company’s and the Bank’s regulatory capital ratios declined by approximately 90-125 basis points, depending on the ratio, from December 31, 2025 to March 31, 2026. Approximately 20-35 basis points of the decline was due to relative changes in capital and asset levels in connection with our business operations. The remaining approximately 70-90 basis points of the decline was due to our decision to not reduce the tax carry-forward deduction in regulatory capital by the amount of a deferred credit liability established in connection with the solar servicing business acquisition completed during the third quarter of 2025. We made this decision in April 2026 based on a revised interpretation of the regulatory capital instructions subsequent to the completion of the audit of our consolidated financial statements for the period ended December 31, 2025, and the change was applied to our March 31, 2026 regulatory reporting and will be applied on a prospective basis. If we had applied this interpretation as of December 31, 2025, our Tier 1 leverage ratio, Total capital to risk-weighted assets ratio, Tier 1 capital to risk-weighted assets ratio and Common Equity Tier 1 to risk-weighted asset ratio as of such date would have been 9.08%, 14.97%, 11.80%, and 11.80% for the Company, and 10.40%, 14.22%, 13.45% and 13.45% for Forbright Bank, respectively. You should consider the capital ratios that reflect the above interpretation before making an investment decision with respect to the shares of our Class A common stock offered hereby.
Interest Rate Sensitivity and Market Risk
Interest Rate Sensitivity
As a financial institution, the primary component of our market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on our assets and liabilities, and the market value of assets and liabilities. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. Our objective in managing interest rate risk is to maintain a balance between optimizing net interest income and limiting volatility in earnings and capital across a range of interest rate environments. We seek to manage interest rate risk in a manner consistent with our overall risk appetite, liquidity needs, and capital objectives.
We manage our exposure to interest rates by structuring the balance sheet in the ordinary course of business. Though we have not historically entered into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk, we may enter into such instruments in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.
While the Company and Bank boards of directors are ultimately responsible for ensuring interest rate risk is managed in a safe and sound manner, and for monitoring the Company’s financial position and performance, the Company and Bank boards of directors have delegated oversight of interest rate risk to their respective Risk Committees. The day-to-day management of interest rate risk has been delegated to the Bank’s Management Asset Liability Committee, which is composed of senior management and operates under policies approved by the Company and Bank boards of directors. The Management Asset Liability Committee meets regularly to review interest rate risk metrics, balance sheet composition, model results and compliance with internal risk limits. In determining appropriate interest rate risk positions, the Management Asset Liability Committee considers, among other factors:
•Current and projected interest rate environments
•Loan and deposit growth assumptions
•Deposit pricing behavior and competitive dynamics
•Prepayment speeds and loan repricing characteristics
•Liquidity and capital levels
•Stress and sensitivity analysis results
The Management Asset Liability Committee formulates strategies based on appropriate levels of interest rate risk which are primarily measured based on measuring the impact of changes in interest rates on net interest income and Economic Value of Equity.

At least quarterly, we measure our interest rate risk position using net interest income and Economic Value of Equity sensitivities. Net interest income sensitivity is based on an earnings simulation that compares net interest income under non-baseline interest rate scenarios to the baseline net interest income earnings simulation and is measured as a percentage variance to baseline net interest income. Economic Value of Equity is a net present value (“economic value”) simulation that compares the economic value of assets and liabilities—economic value of equity results by subtracting economic value of liabilities from economic value of assets—under various non-baseline interest rate scenarios to the baseline Economic Value of Equity and is measured as a percentage variance to baseline Economic Value of Equity. Net interest income sensitivity is generally considered a short-term measure of interest rate risk as it is based on earnings sensitivity over a defined period of time whereas Economic Value of Equity is a long-term measure of interest rate risk as it is a net present value which considers the present value of all future cash flows on assets and liabilities through their lives.
The Management Asset Liability Committee manages interest rate risk in accordance with the Interest Rate Risk Policy which is a board-approved policy that is reviewed at least annually. The Interest Rate Risk Policy establishes thresholds for managing and reporting interest rate risk, including limits for net interest income and Economic Value of Equity sensitivity for interest rate changes of different magnitude, direction, or speed.
Modeling of net interest income and Economic Value of Equity uses both actual instrument-level data as well as assumptions. These assumptions include deposit decays, deposit betas, deposit floors, prepayment speeds, new volume pricing, and discount rates. These assumptions are based on historical observations, relevant third-party data, and management judgment. Most assumptions vary by interest rate scenario based on historical observations, relevant third-party data, and management judgment. Given the use of assumptions and management judgment, the net interest income and Economic Value of Equity models and processes are subject to independent review by both internal and external parties.
The Interest Rate Risk Policy requires net interest income simulations to be conducted using both a static balance sheet and a strategy balance sheet. Under a static balance sheet, balance sheet categories are kept flat across the horizon except for cash and retained earnings which are dynamic based on cash flows and earnings in the scenario. Under a strategy balance sheet, management projects dynamic balances based on its forecasted path of the balance sheet which may involve some balance sheet categories increasing and some categories decreasing. The net interest income sensitivity table below uses a static balance sheet. Interest rates in the baseline are kept constant with their values at the balance sheet date and for the non-baseline scenarios, all interest rates are shocked immediately up or down by the amounts show in the table. Resulting twelve-month net interest income in each of the shock scenarios is then compared to the baseline twelve-month net interest income to establish net interest income sensitivity. Market interest rates do not go below zero in any of the shocks.
For Economic Value of Equity simulations, existing assets and liabilities run off over their modeled lives without inclusion of any new volume. The cash flows on assets and liabilities are discounted to present value to generate net present values of cash flows from assets and liabilities for the baseline scenario. Interest rates are then shocked up and down according to the Economic Value of Equity sensitivity table below and cash flows on assets and liabilities are discounted to present value to generate net present value of cash flows from assets and liabilities for each of the shock scenarios. The resulting Economic Value of Equity in each shock scenario is then compared to the baseline Economic Value of Equity to establish sensitivities.
The following table summarizes the simulated change in net interest income over a 12-month horizon as of December 31, 2025:

Change in interest rates:	+ 200bp	+ 100bp	- 100bp	- 200bp
March 31, 2026	7%	4%	(3)%	(2)%
December 31, 2025	8%	4%	(4)%	(9)%
December 31, 2024	13%	6%	(7)%	(13)%
The table above indicates for the periods presented that our static balance sheet net interest income is asset-sensitive which means that we benefit from rising rates as assets reprice faster than liabilities. This is primarily due to the variable rate nature of the loan portfolio and a relatively short investment portfolio duration as well as the impact of funding from non-interest-bearing sources and deposit betas that do not move to the same degree as market rates. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies. We were less asset-sensitive as of March 31, 2026, compared to December 31, 2025, given increased duration in the investment portfolio, a more variable rate funding mix, and the impact of contractual loan floors. We were less asset-sensitive as of December 31, 2025, compared to December 31, 2024, which is attributable to more duration in the investment securities portfolio and a more variable rate funding mix.
The following table summarizes the simulated change in Economic Value of Equity over a 12-month horizon as of December 31, 2025:

Change in interest rates:	+ 200bp	+ 100bp	- 100bp	- 200bp
March 31, 2026	(3)%	(1)%	(1)%	(1)%
December 31, 2025	(2)%	(1)%	(1)%	(1)%
December 31, 2024	1%	1%	(1)%	(2)%
The table indicates that our Economic Value of Equity for the periods presented is not materially impacted by changes in interest rates, which is primarily due to the short and matched duration of our assets and liabilities. Economic Value of Equity for 2024 is computed at the Bank level, while 2025 and March 31, 2026 are computed at the Company level.
Qualitative and Quantitative Disclosures About Market Risk
As discussed above, the primary component of our market risk is interest rate volatility and inflationary pressures. We do not have material exposure to foreign currency exchange risk, commodity price risk, or equity price risk. For information regarding the market risk of the Company’s financial instruments, see “—Interest Rate Sensitivity and Market Risk.”
Controls and Procedures
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting, and testing our internal control over financial reporting.
We have not performed an evaluation of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ending December 31, 2027. For as long as we are an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting. When we lose our status as an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting.

BUSINESS
Forbright operates at the intersection of two powerful, structural forces reshaping the U.S. banking sector: the rapidly evolving needs of the $10 trillion national middle market and the broadly accelerating shift toward digital‑first banking. Together, these trends have created a distinctive opportunity for the establishment and growth of a category-defining bank of the future, combining modern technology, differentiated lending and deposit products, and scaled fee-based businesses to serve dynamic middle-market companies and consumers.
Forbright offers a modern financial services platform spanning nationwide middle-market lending, digital consumer banking, strategic advisory and asset management services. We trace our history back to Congressional Bank, established in 2003, but our period of growth and modernization began in 2020 when John Delaney returned from public service to the private sector to lead a $369 million capital infusion in 2021 as well as the reimagining and rebranding of the Company to support our new growth strategy. A key to our success in building Forbright has been management’s differentiated ability to leverage its experience and relationships to attract and retain world-class talent aligned with our mission.
We believe our business model represents a significant evolution of the traditional commercial banking paradigm, which is often largely limited by geographic footprint and relies on non-interest-bearing deposit funding that has come under structural pressure as depositors have increasingly sought yield-bearing alternatives in the recent high interest-rate environment. We function as a precision-guided platform that is designed to deliver substantial value to customers across both the asset and liability sides of our balance sheet, while maximizing returns for our stockholders. From December 31, 2020 to December 31, 2025, consolidated assets have grown from $1.9 billion to $7.9 billion and net income has grown from $12.2 million to $87.9 million. As of March 31, 2026, consolidated assets were $8.2 billion and for the first quarter 2026 net income was $11.6 million.
We believe the industry backdrop and trends impacting banking are favorable for our purpose-built business model.
The middle market represents approximately one-third of private sector GDP and employs approximately 48 million people, according to NCMM. Despite its scale, the sector is inherently fragmented within an increasingly nationalized economy. It encompasses nearly 200,000 companies, approximately 99.9% of which employ fewer than 500 employees, according to NCMM and research from the SBA as of 2025. In 2025, 85% of middle-market companies reported year-over-year growth, according to NCMM. Across the country, no single industry represents more than 20% of the total middle market, further highlighting both the national and fragmented nature of this sector of the U.S. economy, according to NCMM. Consequently, traditional community and regional banks, long anchored to their home geographies and relationship‑driven lending models, are increasingly unable to match the scale, speed and sector specialization demanded by middle-market borrowers. This has led to a steady migration of lending volume toward nationally-scaled lenders and alternative capital providers that now capture 70% of the leveraged loan market, according to FWIA.
Concurrently, digital banking has profoundly reshaped the U.S. banking landscape by shifting consumer behavior, enhancing technological integration and reducing friction in moving deposits between banks. Deposits held by direct banks increased from less than 1% in 2000 to approximately 10% as of December 31, 2025, according to the FFIEC and the Federal Reserve. Despite this, as of October 2025, approximately 76% of American consumers prefer managing their bank accounts digitally and 54% opt for mobile banking as their primary choice, according to the ABA. Consequently, traditional banks have been compelled to adopt deposit strategies that can affect their overall cost of deposits and competitive positioning. We expect the increasing impact of new technologies will reduce the friction of money movement, allowing consumers to seek higher deposit yields. This dynamic could exert pressure on non-interest bearing and other low-cost deposits, and threaten legacy bank models historically reliant upon this form of funding.
To address these trends, we have intentionally designed our strategy and built our platform to create a virtuous cycle that we expect will lead to strong growth and returns.
This cycle begins with attracting and retaining a loyal, digitally-engaged consumer base by offering a competitive value proposition for deposits and related services. We launched our digital deposit platform in May

2024, and as of March 31, 2026, we had $3.9 billion of digital deposits consisting of both high-yield savings balances and digital time deposits. Digital deposit capabilities provide us access to vast funding markets, eliminate geographic constraints and fuel our middle-market lending growth with minimal additional overhead. In turn, our middle-market lending strategy generates strong, risk‑adjusted returns and drives meaningful fee income, which enables us to offer competitive deposit rates.
For context, we believe the amount of deposits gathered by our digital deposit platform from its launch in May 2024 through March 31, 2026, would be equivalent to the amount of deposits that approximately 200 physical bank branches, employing approximately 1,200 full-time employees, would be projected to gather during the first 24 months following opening, based on analysis conducted by the Federal Reserve and the ABA Banking Journal, which found that, on average, a newly opened retail branch holds approximately $20 million in deposits after 24 months and employs six full-time employees. Looking forward, we expect our digital deposit platform will provide us with significant flexibility to raise deposits on an as-needed basis to support future growth.
The nimble and precise “as-needed” nature of the funding generated from our deposits, of which 86.4% were FDIC‑insured as of March 31, 2026, reflects a platform intentionally built to scale with the needs of our expertly managed suite of middle-market lending go‑to‑market strategies. Our entrenched lending relationships also enable us to source loans for other financial institutions, including through a proprietary network of over 400 community banks via our Alliance Partners business, and to provide credit and asset management services to businesses and customers, generating highly attractive recurring fee-income.
Our broader financial services platform is underpinned by modern banking systems that leverage technology to provide a robust, scalable and API-driven architecture that aims to support efficient operations and a differentiated customer experience. Significant back-office automation drives efficiency and operating leverage, enabling a lower marginal cost-to-serve of approximately 15 basis points of digital deposits for fiscal year 2025. Unlike a traditional commercial bank, we are not burdened by legacy technology systems or the operating expense and geographic constraints typically associated with a branch-based deposit and lending model. We also believe we distinguish ourselves from emerging "neobanks," which are often characterized by high customer acquisition costs and uncertain paths to sustainable profitability.
We believe we have synthesized the inherent funding advantages of a regulated bank with the innovation, agility, and technological capabilities commonly found in fintech companies. This fusion is further strengthened by a disciplined risk management culture, active balance sheet optimization and integrated fee-based businesses. The result is a digitally-native, high-growth institution delivering attractive risk-adjusted returns that we believe is uniquely positioned to lead the next generation of banking.
Leadership and History
We are led by our founder, Chairman and Chief Executive Officer, John Delaney. Mr. Delaney possesses a distinguished track record, founding, leading and ultimately selling two publicly traded financial services companies. In 1993, Mr. Delaney founded and later took public HealthCare Financial Partners, Inc., which provided loans to small- to mid-sized healthcare service companies. In 2000, he founded and later took public CapitalSource Inc., which provided loans to a wide range of middle-market businesses. In the aggregate, Mr. Delaney’s companies created thousands of jobs and made over $50 billion of loans to over 5,000 predominantly middle-market companies. In addition, Mr. Delaney represented the state of Maryland in the United States House of Representatives from 2013 until 2019. The combination of Mr. Delaney’s financial acumen, historical success in the industry and leadership capabilities lends considerable experience to identifying differentiated market opportunities and attracting, hiring and retaining a team that can successfully execute against an evolving opportunity set.
Mr. Delaney’s involvement with Forbright began with an investment in 2011 in Congressional, and following his service in the U.S. House of Representatives, Mr. Delaney returned from public service to the private sector in 2020, where he leveraged his decades of financial services experience and leadership capabilities to assemble and lead a talented and like-minded team to drive the Bank’s strategic direction and growth, beginning his service as Executive Chairman of the Bank in 2020 (then still under the Congressional banner). As of December 31, 2020, Congressional Bank had $1.9 billion in consolidated assets.

In 2021, Mr. Delaney led a $369 million infusion of equity capital from a consortium of prominent institutional investors, including Centerbridge Partners, Gallatin Point Capital and Bayview Asset Management, fueling significant growth in products and services as well as continuous platform efficiency enhancements. This ultimately provided the foundation for our strategic rebranding as Forbright, Inc. in 2022, a pivotal moment in the Company’s history and growth led by Mr. Delaney as Chairman and Chief Executive Officer.
Strategic Pillars
Our strategic framework is built upon three interconnected pillars, each designed to provide a distinct competitive advantage and drive sustainable growth. These pillars synthesize the best attributes of traditional banking, fintech, and sophisticated asset management.
•Balance Sheet Strength. As a regulated, FDIC-insured institution, Forbright Bank benefits from the inherent trust, robust regulatory framework and strong capital and liquidity position that are hallmarks of a traditional bank. This foundation provides stability, enabling us to attract and retain deposits and confidently deploy capital in our lending activities. From December 31, 2020 to March 31, 2026, we have grown our deposits from $1.4 billion to $7.1 billion. Regulatory oversight ensures sound practices and protects our depositors, reinforcing confidence in our financial stability.
•Fintech Culture of Innovation. The foundation of our tech-forward approach is a fully cloud-native digital financial services platform. This architecture improves our teams’ ability to innovate faster, acquire new customers more efficiently and automate operations to minimize costs. This includes an integration layer that enables plug and play of advanced solutions and data capabilities that provide visibility into the business. This drives effective actions (for example, trigger-based customer communications and integrated fraud‑prevention tools), and a third generation core with real-time processing. For our customers, this provides onboarding with rapid decisioning, personalization of services and ultimately enables us to respond quickly to evolving market demands and customer needs. These capabilities enabled us to scale to $3.9 billion of digital deposits and approximately 95,000 accounts by March 31, 2026, after launching our proprietary digital deposit platform in May 2024.
•Conservative Credit Discipline and Systematic Sourcing Strategies. Our lending, credit and portfolio management approach encompasses specialized underwriting expertise and focused middle-market origination channels, maintaining rigorous credit integrity and an execution-oriented mindset typically found in leading alternative asset managers. We believe this discipline creates ample opportunities, delivers a superior borrower experience and a meticulous evaluation of credit risk, proactive portfolio construction and active management of our lending assets, leading to superior risk-adjusted returns and robust asset quality. Our commercial loan yield and net-charge off ratio were 8.8% and 0.04%, respectively, for fiscal year 2025 and 7.4% and 0.08%, respectively, for first quarter 2026.
Market Opportunity
The $10 Trillion Middle Market
The middle market represents one of the largest, fastest‑growing, and most economically consequential segments of the American economy, with compelling long-term fundamentals. Encompassing nearly 200,000 businesses across industries, ownership structures, and geographies, the middle market collectively generates approximately one-third of private sector GDP.
Despite its importance, middle-market companies remain challenging to serve efficiently and at scale. Middle-market company financing needs are often bespoke, transaction structures vary widely, and company information is frequently non‑standardized. In a national economy undergoing rapid technological transformation, forecasting performance and credit risk for middle-market companies has required increased end-market expertise and specialization. Unlike consumer or small‑business lending, this segment does not lend itself to standardized, volume‑driven sourcing strategies. As a result, efficient access to this highly attractive segment has long been constrained, despite the segment’s demonstrated resilience through market cycles.

Industry dynamics have further widened this structural gap. Historically, regional banks have typically been limited by geography, legacy branch‑based business models, and generalist underwriting approaches that do not translate well to specialized middle-market credit. Non‑bank private lenders often possess sector expertise but rely on episodic fundraising and potentially higher‑cost capital. Large national-scale banks have sophistication and reach but tend to prioritize larger borrowers with capital markets and cross‑sell potential. Taken together, these structural challenges leave a substantial portion of the middle market underserved.
We deliberately built Forbright to overcome these inefficiencies and moats. Forbright operates nationally and organizes around industry-focused credit verticals, which enables us to gain sourcing advantages, underwriting precision, and enhanced pricing power. Our expertise‑driven origination model integrates targeted outreach, deep vertical networks, and disciplined credit evaluation rather than relying on geographic footprint. Our capabilities and approach create a scalable, repeatable method for accessing a large, resilient and structurally underpenetrated market.
Structural Shift Toward Digital‑First Banking
The U.S. deposit and transaction banking landscape is undergoing a fundamental transformation and there is a significant and durable runway for digital growth. For example, while 76% of consumers prefer digital banking, digital‑first platforms account for only 10% of total U.S. deposits.
Institutions operating with fragmented technology stacks and higher cost structures face increasing difficulty delivering the competitive rates, personalization, and rapid innovation modern customers expect. Conversely, digital banking models benefit from lower acquisition costs, higher customer retention, and reduced reliance on physical infrastructure. Given competitive funding rates, we also believe these digital banking funding models, including ours, to be largely insulated from emerging risks of tokenization or stablecoin disintermediation.
By eliminating the operational drag of a branch‑based system and building a proprietary digital deposit platform, we have reduced traditional barriers to scale, created a flexible product architecture, and positioned ourselves to dynamically respond to evolving customer preferences. This structural shift aligns directly with our strategic strengths, particularly as digital funding becomes an increasingly critical input to bank competitiveness.
Business Model
Our business model is intentionally designed to capitalize on the evolving needs of the $10 trillion national middle market and the accelerating shift towards digital banking, while delivering value to our depositors, borrowers and other stakeholders.
Over the last several years we have built the operational foundation to achieve the size and scale of a super-regional bank with national origination capabilities, sector‑specialized origination and credit teams, and a fully integrated digital platform. Our model centers on a virtuous cycle: a superior deposit value proposition to attract loyal, digitally-engaged customers whose deposits fund our scalable middle-market lending platform while generating valuable fee income that further enhances returns on capital.
We operate with a centralized approach to portfolio construction. Management actively allocates capital across middle-market strategies based on relative risk-adjusted returns, credit cycle positioning, and liquidity considerations. This dynamic capital management enables us to pursue what we believe to be the most attractive opportunity sets and moderate exposure if returns compress or risk increases.
Go-to-Market Approach: National Middle-Market Lending Strategy
Our go-to-market lending strategy is focused on expanding our market share in middle-market segments that have substantial addressable markets and strong growth profiles. Our deep sector knowledge and extensive relationships built over decades of financial services experience provide a distinct competitive advantage. We believe our purpose-built team is able to successfully identify, originate and manage high-quality credit opportunities, thereby building a robust and diversified portfolio that generates strong returns.
Our loan portfolio has grown approximately 260% from $1.6 billion as of December 31, 2020, to $5.8 billion as of March 31, 2026. During fiscal year 2025 and first quarter 2026, we originated $3.7 billion and $1.0 billion of new loan commitments, including new and upsized commitments.
The following chart on the left shows the growth in our loan portfolio from December 31, 2024 to March 31, 2026:
We provide financial solutions that are national in scope and built around specialized frontline capabilities supported by centralized risk oversight. This structure enables consistent sector specialization at the point of origination while ensuring uniform credit standards and enterprise‑level portfolio discipline. Across our portfolio, we maintain a focus on shorter‑duration, floating‑rate assets with higher balance‑sheet velocity and meaningful fee income opportunities at both entry and exit. We currently operate the following go-to-market lending strategies:
Healthcare Finance
Our healthcare finance strategy provides working‑capital and real‑estate loans to skilled nursing, seniors housing and behavioral health facilities. We generate both lending returns through net interest income and significant fee revenue, including via FHA/HUD origination. The growth trajectory and stability of U.S. healthcare services, combined with providers’ perpetual capital needs, create a durable, through‑the-cycle lending opportunity. For fiscal year 2025 and first quarter 2026, we originated $1.0 billion and $274 million of loans in our healthcare finance loan portfolio, respectively, and this strategy represented approximately 31% of our loan portfolio for each period. Loan balances in this strategy increased by 49% in fiscal year 2025 compared to fiscal year 2024.

Lender Finance
Our lender finance strategy serves financial services companies, providing bespoke senior‑secured, asset‑based loans to non‑bank lenders across a broad range of asset classes and industries. Our ability to underwrite across diverse collateral classes and structure complex structurally senior credit facilities differentiates the platform in an environment where many banks have narrowed focus and the importance of domain experience and risk management has increased. For fiscal year 2025 and first quarter 2026, we originated $746 million and $246 million of loans in our lender finance loan portfolio, and this strategy represented approximately 19% of our loan portfolio for each period. Loan balances in this strategy increased by 63% in fiscal year 2025 compared to fiscal year 2024.
Fund Finance
Our Fund Finance strategy provides customized asset-based lending products to credit funds and alternative asset managers backed by diversified loan portfolios and assets. The market is highly fragmented and requires deep expertise, presenting a strong opportunity for our well-positioned platform and capabilities. This strategy works in concert with, rather than positioning us as competitors to, private capital providers. In some instances, their products substitute for ours; in others, we collaborate to deliver comprehensive solutions that serve our customers’ evolving needs. For fiscal year 2025 and first quarter 2026, we originated $553 million and $315 million of loans in our fund finance loan portfolio, respectively, and this strategy represented approximately 14% of our loan portfolio for each period. Loan balances in this strategy increased by 15% in fiscal year 2025 compared to fiscal year 2024.
Real Estate Finance
Our national real estate finance lending strategy focuses on bank‑eligible first‑lien CRE bridge loans for acquisitions, recapitalizations, restructurings, and construction. Market dislocations and widespread de‑risking among credit providers have created uniquely attractive opportunities for disciplined lenders with controlled CRE exposure. For fiscal year 2025 and first quarter 2026, we originated $575 million and $81 million of loans in our real estate finance loan portfolio, respectively, and this strategy represented approximately 18% and 19% of our loan portfolio as of December 31, 2025 and March 31, 2026, respectively. Loan balances in this strategy increased by 38% in fiscal year 2025 compared to fiscal year 2024.
Corporate Finance
Our Corporate Finance strategy provides customized senior-secured, first‑lien credit solutions to strong, cash‑flowing middle-market companies, often in partnership with private equity sponsors. In addition to generating lending returns via net interest income, we also earn meaningful fee revenue by distributing loans via the BancAlliance network, enhancing capital efficiency while maintaining and enhancing borrower relevance. BancAlliance, in the ordinary course of business enters into a master participation agreement with each of its members to provide for the sale, administration and servicing of loans that members buy participations in from BancAlliance. The terms of the master participation agreement are customary for this type of arrangement and include terms relating to how the loans will be serviced, the purchase price of the participation, the fees paid to BancAlliance and how lender decisions with respect to the loans will be made. In addition, we provide first-lien financing for asset-secured energy projects with strong cash flows. For fiscal year 2025 and first quarter 2026, we originated $760 million and $131 million of loans in our corporate finance loan portfolio, respectively, and this strategy represented approximately 12% of our loan portfolio for each period. Loan balances in this strategy were flat in fiscal year 2025 compared to fiscal year 2024.
As of December 31, 2025 and March 31, 2026, no go-to-market lending strategy represents more than 31% of the total loan portfolio.
Scalable Digital Deposit Platform
We have carefully evolved our funding model. Historically reliant on traditional community bank deposits, we expanded into institutional sweep deposits early in our growth phase for scalable liquidity to fund our lending activities. The liquidity stresses seen across the industry in early 2023 prompted a reassessment, leading to a deliberate reduction in wholesale sweep reliance and temporary use of higher‑cost time deposits to preserve liquidity.
In May 2024, we launched our digital deposit platform, introducing a competitive high‑yield savings deposit product. The launch of our digital deposit platform has significantly reduced our reliance on other forms of wholesale funding as they have been replaced by stable and granular digital consumer deposits. More recently, we have also introduced a digital time deposit product, and have ambitions to continue to expand the product suite over time. We supplement our digital deposit platform with deposits from our legacy community bank markets in Maryland, Virginia and the District of Columbia, as well as deposits from our commercial lending customers and wholesale funds, though our shift to digital deposits has decreased our reliance on such deposits - our wholesale funding ratio has decreased from 71% of total assets in December 31, 2022 to 25% as of March 31, 2026.
The following charts show the growth in our deposits from December 31, 2024 to March 31, 2026 and highlight our deliberate shift in funding model:
We believe that our digital deposit platform allows us to provide flexible, precise, and accessible funding solutions, which in turn leads to strong growth uninhibited by the mores of legacy deposit platforms. For context, we believe the amount of deposits gathered by our digital deposit platform from its launch in May 2024 through March 31, 2026, would be equivalent to the amount of deposits that approximately 200 physical bank branches, employing approximately 1,200 full-time employees, would be projected to gather during the first 24 months following opening, based on analysis conducted by the Federal Reserve and the ABA Banking Journal, which found that, on average, a newly opened retail branch holds approximately $20 million in deposits after 24 months and employs six full-time employees. Looking forward, we expect our digital deposit platform will provide us with significant flexibility to raise deposits on an as-needed basis to support future growth.
Our cloud-native, API-driven, and data-powered technology infrastructure is the foundation of our digital deposit platform and is built for where we believe the industry is heading. Our digital deposit platform has led to superior results in key benchmarks, including customer acquisition and onboarding performance, fraud detection, and customer experience. Using a combination of advanced real-time attribution with visibility into performance, simplified customer onboarding, trigger-based customer engagement, automated decisioning, and strong user experience capabilities we have achieved the following results:
•Convert more customers: We have automated application approval decision-making rates consistently above 80%. Additionally, 81% of our approved digital deposit accounts are funded within seven days of account opening. As of March 31, 2025, 32% of deposit customers were under the age of 35 and for the three months ended March 31, 2026, the average balance per open CIF across all deposit customers was approximately $47,000 deposits per open CIF. The combination of our automated application approval decisioning and higher pull-through rates leads to lower customer acquisition costs to us, represented by 51 basis points of new deposits for fiscal year 2025.
•Strong Fraud Prevention Capabilities: Our purpose-built fraud loss prevention solutions and operations have resulted in immaterial booked fraud losses, totaling less than $100,000 from platform launch through December 31, 2025 (less than 0.08 basis points on total transaction volume), and we believe this is well below industry targets for deposit products of 0.41 basis points on total transaction volume, according to a 2024 study we participated in as part of the MBCA.
•Deeper customer engagement and retention: For the year ended December 31, 2025, we had an NPS of 63 (+22 above the financial industry’s average NPS, according to Qualtrics), and as of March 31, 2026, we had an Apple App store rating of 4.8 stars. Additionally, within eight months following the launch of our digital deposit platform in May 2024, we achieved 112% growth in customer deposit balances.
By focusing development on integration and data layers, we have significant visibility and control over our ecosystem with the flexibility to bring best-in-class partners to enhance our digital deposit platform. This allows us to manage fixed costs while retaining a high degree of control over the platform.
While we have experienced strong growth led by our digital deposit platform and related offerings, digital deposits are highly rate-sensitive, and elevated short-term interest rates have intensified deposit pricing competition. Further, customer deposits are subject to potentially dramatic fluctuations due to competitive pressures, interest rate changes, customer confidence, and other external factors. This could result in significant outflows within short periods or force significant pricing changes to retain or attract deposits. See “Risk Factors—Risks Related to Funding and Liquidity—We may not be able to develop and maintain a strong core deposit base or other low-cost funding sources.”
High‑Margin, Capital-Light Fee Businesses
Our fee‑based businesses are intentionally constructed to complement and enhance our core lending capabilities. These capital‑light businesses generate recurring revenue by monetizing our specialized underwriting, structuring, distribution and servicing expertise across the credit lifecycle. They leverage the same foundational assets as our lending strategies—sector expertise, centralized credit discipline, and scalable technology infrastructure.
Our fee-based businesses strategically cultivate proprietary partner networks, including BancAlliance, a broad network of U.S. based community banking partners that is managed by our Bank’s wholly-owned subsidiary Alliance Partners. This network provides us with a unique distribution channel and revenue diversification, enhancing our return on equity. We invest in the network by providing differentiated value-added services such as educational and training programs as well as peer-to-peer networking opportunities, resulting in deep, sticky relationships. Alliance Partners helps the community banks in BancAlliance meet their asset and return objectives by utilizing our full-service lending platform with a disciplined approach to originating, screening, underwriting, managing and servicing loans.
The following charts show the growth in our non-interest income and core non-interest income composition from December 31, 2024 to March 31, 2026, and highlight our non-interest income and core non-interest income composition for fiscal year 2025:

For first quarter 2026, our core non-interest income as a percentage of adjusted total revenue was 23.2%, an increase of approximately 630 basis points from fiscal year 2025. The following is a brief description of our fee-based businesses.
Alliance Partners – Distributed Credit Origination & Asset Management
Through Alliance Partners, we source, distribute, and advise on middle‑market loans on behalf of BancAlliance, which, on a combined basis, represents approximately $2 trillion in aggregate total assets as of December 31, 2025. We generate gain-on-sale and advisory fees by providing access to high‑quality credit opportunities that these institutions could not otherwise originate. The partnership enables us to use distributed balance‑sheet capacity to support larger commitments, creating a scaled, mutually beneficial credit ecosystem.
FHA/HUD Lending
We originate loans eligible for refinancing into government‑guaranteed HUD products, reducing long-term balance sheet exposure while generating fees throughout the credit lifecycle. This reduces long‑term balance‑sheet exposure while generating fees throughout the credit lifecycle. The FHA/HUD franchise focuses on healthcare and multifamily real estate and benefits from deep specialization and decades of industry experience.
Solar Services
The Solar Services business provides sourcing, servicing and asset‑administration capabilities for residential solar loan portfolios owned by financial institutions and banks. We earn recurring fees through payment management, compliance, borrower engagement, and asset‑performance monitoring without assuming fixed‑rate credit exposure.
Loan & Deposit Fee Income
We also earn additional non-interest income from traditional banking services, such as loan fees and deposit fees.
Financial Metrics & Performance
Since our capital infusion in 2021, we have grown consolidated assets from $1.9 billion as of December 31, 2020, to $8.2 billion as of March 31, 2026, primarily driven by strategic deployment of capital through our middle-market lending strategies. In order to support this growth, we have grown deposits from $1.4 billion as of December 31, 2020 to $7.1 billion as of March 31, 2026. Our deposit strategies provide nimble, scalable funding that can fuel loan origination and balance-sheet expansion across all economic cycles. Notably, launched only in May 2024, deposits from our proprietary digital deposit platform were $3.9 billion as of March 31, 2026, and represent 55% of total deposit balances.

Additionally, we have demonstrated significant growth in both revenue and net income.
•Net interest income increased 14.6% from $230 million in fiscal year 2024 to $263 million in fiscal year 2025, primarily due to loan growth and reduced funding costs, offset in part by lower yields on interest earning assets.
•Non-interest income represented 21.2% of total revenue for fiscal year 2025, as compared to 9.1% for fiscal year 2024, due in part to (a) increased contribution levels from the addition of our more recent fee businesses, including FHA/HUD Lending and Solar Services, and (b) income earned from loan sales and restructurings.
•Total revenue increased 32.1% from $253 million in fiscal year 2024 to $334 million in fiscal year 2025.
•Operating expenses increased in line with business growth, rising from $200 million to $209 million from fiscal year 2024 to 2025, while non-interest expense as a percent of average assets decreased from 301 basis points to 290 basis points for fiscal year 2024 and 2025.
•The effective tax rate decreased from 20.2% in fiscal year 2024 to 13.1% in fiscal year 2025, due primarily to accretion of the deferred credit associated with the solar servicing acquisition into income tax expense.
•Net income increased from $43 million for fiscal year 2024 to $88 million for fiscal year 2025.
We have continued that growth trajectory in the first quarter 2026 with select items impacting results.
•Deposit balances increased by $360 million from December 31, 2025 to March 31, 2026 and loan balances increased $182 million in the same period driven largely by $1.0 billion of new and upsized commitments originated in the first quarter 2026
•Net interest income decreased 2.5% from $61.1 million in the first quarter 2025 to $59.6 million in the first quarter 2026, with $18.1 million of volume related growth offset by $19.6 million of yield/rate decline.
•Non-interest income increased 10.9% from $14.1 million in the first quarter 2025 to $15.6 million in the first quarter 2026, with core non-interest income increasing $7.3 million and non-core non-interest income decreasing $5.8 million.
•Total revenue was flat at $75.1 million in the first quarter 2025 and the first quarter 2026.
•Provision for credit losses decreased 58.9% from $8.5 million in the first quarter 2025 to $3.5 million in the first quarter 2026, with the first quarter 2025 higher due to economic uncertainty adjustments related to the potential impact of tariffs.
•Operating expenses increased due to a full quarter of solar servicing operations and expenses associated with the initial public offering, rising from $51.7 million to $58.5 million from the first quarter 2025 to the first quarter 2026. Non-interest expense as a percent of average assets decreased from 310 basis points to 296 basis points for the first quarter 2025 and 2026.
•The effective tax rate decreased from 25.8% in the first quarter 2025 to 12.0% in the first quarter 2026, due primarily to accretion of the deferred credit associated with the solar servicing acquisition into income tax expense.
•Net income increased from $11.1 million for the first quarter 2025 to $11.6 million for the first quarter 2026.
See “Managements Discussion and Analysis of Results of Operations and Financial Condition for the Years Ended December 31, 2025 and 2024” and “Managements Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2026 and 2025” for additional discussion of financial results.

Our Competitive Strengths and Advantages
We possess a unique combination of competitive strengths that position us to capitalize on our substantial market opportunities and drive outsized growth and risk-adjusted returns.
People and Culture: We have a highly experienced management team, led by our founder John Delaney, who has been able to attract and retain world-class talent with deep industry expertise. In aggregate, our leadership group has on average 27 years of financial services experience and has created a nimble, entrepreneurial culture that creates a platform for our high-performing teams to thrive.
Business Model: We purpose-built Forbright to uniquely capitalize on structural forces reshaping the U.S. banking sector, while creating a virtuous cycle that we believe improves customer outcomes and delivers durable competitive advantages. We combine the vast, stable funding aspects of a digital bank with a high-growth, high risk-adjusted return middle-market lending franchise and high-margin fee income businesses.
Innovation Mindset: Our innovative, entrepreneurial culture is at the core of our identity. We invest for the future and create differentiated go-to-market strategies, enabling us to seize on market opportunities. Our advanced proprietary technology infrastructure underpins our entire business, enabling us to efficiently scale our operations while providing a differentiated customer experience. We also created a proprietary network of community banks, BancAlliance, for which we source, structure, distribute and manage loans. This drives fee income while supporting larger commitments and maintaining borrower relationships that would otherwise require a more sizable balance sheet.
Taken together, our strengths drive our ability to generate significant growth and returns and allow us to effectively compete against a range of financial institutions.
Primary Competitors & Our Differentiation
We compete in a number of areas, including deposit banking, lending and loan administration and servicing. These industries are highly competitive, and the Bank faces strong direct competition for loans and deposits. Our competitors include traditional regional and money center banks (e.g., BMO, CIBC, First Citizens, Truist, Ally, KeyBank, Axos, Pinnacle, Flagstar, Cross River, Webster, Texas Capital, East West, Live Oak), hybrid/digital banks (e.g., Sofi, LendingClub, Marcus), private credit funds (e.g., Blue Owl Capital, Ares Management), fintech companies (e.g., Chime, Dave and Revolut) and other non-bank lenders (e.g., Atlas SP, Encina Capital Partners, Oxford Finance).
Rapid technological changes and continued consolidation within the financial services industry will likely change the nature and intensity of competition (including with respect to our middle-market lending franchise and digital deposit platform), but also will create opportunities for us to demonstrate and leverage our competitive advantages.
We believe our advantage lies within strong relationships and personalized services, our commitment to technological innovation and brand recognition for our nationally-based lending strategies. We intend to continue to strengthen our product offerings to address the evolving financial landscape and broaden our services through thoughtful evolution of our middle-market lending strategies and the continued expansion of our digital deposit platform.
Highly Attractive National Middle-Market Lending Franchise
Competitors across middle-market lending range from national commercial banks to alternative and private credit asset managers. We believe our deep sector expertise allows us to identify risks and opportunities that generalist commercial competitors miss, resulting in above average credit outcomes and a disproportionate ability to structure solutions that solve problems specific to our middle-market clients.
We believe our industry knowledge makes us experts at assessing collateral value across market cycles in our targeted sectors, leading to a well-diversified loan portfolio at attractive loan to values both portfolio wide and for each credit exposure.
Alternative and private credit is not well suited for the type of collateral intensive strategies that define our middle-market lending approach. We believe that the management fees generated by private credit vehicles do not support the sourcing, due diligence and portfolio management needed for collateral-based lending and that our loan structures are generally more conservative than alternative and private credit competitors. We believe the combination of these factors allow us to lend at tighter spreads than alternative and private credit, providing us a competitive advantage while still maintaining attractive risk-adjusted returns.

Our ability to provide flexible, fast, and sophisticated capital solutions allows us to directly originate loans at premium yields compared to traditional banks that have been long anchored to geographically-bounded, standardized lending models.
In our target markets, we are not just a lender; we are a strategic partner. This role creates self-sustaining and cost-efficient deal flow and high borrower retention.
Scalable Digital Deposit Platform
We compete with both digital and traditional banks for funding and have transformed deposit gathering from a cost center into a competitive advantage. By building and managing our digital deposit platform, we seek to liberate ourselves from the typical bureaucratic limitations and reduce our reliance on the legacy technology commonly utilized by many of our competitors. Our cloud-native technology infrastructure is purposefully designed for flexibility and speed with few administrative constraints, which we believe enables us to launch new products and features more efficiently and expeditiously than those associated with traditional development timelines, as we did with our digital high yield savings product offering.
Our technology infrastructure is intended to provide us with the freedom and flexibility to innovate with fewer constraints. Our digital deposit platform’s bespoke integration layer enables us to plug and play third-party applications with limited friction. Further, our data platform is designed to provide visibility into key aspects of our business, allowing us to utilize tools that proactively detect anomalies and mitigate potentially negative customer impact.
For example, our integration and data layers help facilitate efficient customer acquisition for new products and features and have contributed to compelling customer acquisition costs, which were 51 basis points of new deposits for fiscal year 2025. Additionally, our back-office automation drives efficiency and operating leverage with a marginal cost-to-serve of approximately 15 basis points of average digital deposits for fiscal year 2025. Our digital deposit platform is designed to integrate cutting-edge marketing technology tools with a sophisticated data infrastructure to attract, convert and retain consumers and small businesses, offering savings tools and a smooth interface. We believe that this agility has contributed to high customer satisfaction and advanced operational and fraud resiliency. We anticipate that these capabilities will enable us to attract and retain deposit balances at costs below those of our competitors.
Unlike traditional banks, our digital deposit platform is designed to scale without the geographic constraints of a physical footprint, providing us with a significant source of liquidity and abundant funding for our high-growth, high risk-adjusted return middle-market lending franchise.
High‑Margin, Capital-Light Fee Businesses
Our fee businesses enhance our balance sheet and risk management capabilities, providing the flexibility to retain assets on our balance sheet or process them to third parties, which allows us to more effectively compete with larger competitors. Further, our fee businesses leverage our credit and sourcing infrastructure, including from services related to a differentiated and proprietary network of community banks, BancAlliance, that allows us to drive fee income while supporting larger loan commitments and maintaining borrower relationships that would otherwise require a more sizable balance sheet. This network provides us with a unique distribution channel and revenue diversification, enhancing our return on equity. We invest in the network by providing differentiated value-added services such as educational and training programs as well peer-to-peer networking opportunities, resulting in deep, sticky relationships. Our wholly-owned subsidiary, Alliance Partners, helps the community banks in BancAlliance meet their asset and return objectives by utilizing our full-service lending platform with a disciplined approach to originating, screening, underwriting, managing and servicing loans.
Asset Management: We advise third-party capital, including from BancAlliance, which generates management fees. Our strategic advantage versus other asset managers is in our ability to source loans with attractive risk-adjusted returns and leverage our credit and risk infrastructure to provide differentiated value to the community banks in our unique distribution channel, BancAlliance.
Loan Advisory and Servicing: We utilize our origination, credit and portfolio management expertise, licensure and technological stack to provide services to borrowers such as FHA/HUD processed loans and master servicing capabilities to asset owners and investors.
Other Fee Income: We also generate fees from traditional banking services, including loan fees, deposit fees and other recurring revenue streams embedded in our lending and servicing operations.
These fee businesses further enhance balance sheet and risk management, providing the flexibility to retain assets on our balance sheet or process them to third parties, which allows us to more effectively compete with larger competitors.
Growth Strategy
We have purpose-built our business model to capitalize on the secular tailwinds behind the rapidly evolving middle market and the migration towards digital-first banking. Since 2021, we have been meaningfully investing in our franchise, including developing an advanced technology architecture, bringing in highly talented senior bankers and establishing a robust, scalable infrastructure. These investments have contributed to an approximately 620% increase in net income, from $12.2 million in fiscal year 2020 to $87.9 million in fiscal year 2025, and positioned the Company to accelerate growth and drive meaningful operating leverage, which will lead to continued profitability enhancements.
New Digital Deposit Products
We have experienced considerable growth within our digital deposit platform since launching in May 2024, as exemplified by growing this funding source to $3.9 billion across approximately 95,000 accounts as of March 31, 2026. We continue to prioritize deepening our relationships with existing customers. In addition, we are replicating our high-yield savings strategy with other products, such as launching our online certificate deposits strategy in April 2025, and we intend to offer digital checking products in the first quarter of 2027, to continue to diversify and expand our funding base. We will continue to refine our deposit strategy as the digital marketplace evolves, supported by the design and capabilities of our technology-enabled platform.
Scaling Existing Strategies
We have a successful track record of hiring and retaining talent, having added 35 commercial lenders and portfolio managers since 2021, all of whom are seasoned professionals. The management team has generally known and worked with these business leaders at prior institutions. These lenders have deep relationships and generally are able to bring their clients’ business to Forbright over time, driving attractive loan growth as they integrate with our platform.
Our middle-market focus offers abundant opportunities for growth as evidenced by our loan balances increasing $1.3 billion, or 31%, during fiscal year 2025, and $1.3 billion in first quarter 2026, a 30% increase compared to first quarter 2025. Our trusted lending expertise and targeted focus reinforces our successful ability to win new lending opportunities.
Extend Lending Expertise
We also have the ability to grow our lending franchise into complementary middle-market strategies. For example, in first quarter 2026, we began hiring personnel in connection with establishing our asset finance lending strategy, which will originate business-dependent equipment finance loans through primarily fixed-rate loans across a range of industries and geographies. We will continue to consider targeted expansion with new middle-market lending initiatives within our expertise, and as specialists in middle-market lending, we expect to identify and launch new strategies to deepen our market penetration.
Selective Pursuit of Strategic Investments and Acquisitions
While we are primarily focused on organic growth, our leadership team has a track-record of pursuing investments and acquisitions with complementary and accretive strategic value. Access to the public capital markets will enhance our positioning as an acquirer in mergers and acquisitions and expand our target universe.
Risk Management and Credit Discipline
Risk management is at the center of everything we do, and is embedded into the governance structure of our organization. Risk management spans asset-liability management, enterprise risk management, interest rate risk management and credit risk management and enables us to manage our balance sheet prudently through varied business cycles and market environments.
Due to our effective asset-liability management, we focus on optimizing the balance sheet to ensure adequate liquidity and profitability through careful strategic planning of our funding sources, investment securities portfolio and loan origination to maintain a stable financial position consistent with applicable regulatory requirements, as well as the various underwriting and investment policies and loss-mitigation strategies established by the Company’s and the Bank’s boards of directors. Combined with our interest rate risk management, which monitors our exposure movements in interest rates, our active balance sheet management strategy aims to protect the durability of revenue and earnings.
Lastly, our centralized credit risk management philosophy allows us to maintain rigorous credit standards across our organization, governing risk and mitigating losses across our loan portfolio. Our credit approval process is centralized and governed by a committee structure with significant input from highly experienced leaders. As a starting place in our process, the underwriting teams clearly define the loan purpose, repayment sources, and alignment with the borrower’s needs and evaluate management quality, financial performance and collateral. They concurrently analyze historical and projected financials, stress test projections and assess primary/secondary repayment sources while reviewing collateral type, value, and lien position and assess guarantees and guarantor strength if applicable. Each product type within our strategies has defined risk parameters (e.g., maximum loan size, advance rates, coverage ratios) and the underwriting team must measure and document compliance with these criteria.

Any deviations from policy are identified as exceptions and are tracked and reported. Underwriting prepares a comprehensive credit memo summarizing analysis, risks, and recommendations and submits for committee review and approval. On the monitoring side, we require regular financial reporting and collateral verification and actively monitor credits for covenant compliance and update risk ratings as needed. Each strategy, with the exception of corporate finance, has a dedicated portfolio management team that is separate from the underwriting group.
Portfolio management teams utilize proprietary models to regularly review both large and underperforming credits, ensuring we are proactive in monitoring performance and addressing stress as early as possible. By separating our underwriting and portfolio management teams we promote an ownership mentality in both groups; this instills a credit-first culture that helps mitigate risk. Our focus on risk management has resulted in strong credit results in our core lending strategies:
Balance Sheet Strategy
As a regulated, FDIC-insured institution, Forbright Bank benefits from the inherent trust, robust regulatory framework and balance sheet durability that are hallmarks of a traditional bank. We attract a loyal, digitally-engaged customer base by offering a superior value proposition on deposits and related services resulting in a high level of insured deposits, which in turn funds a highly profitable, expertly managed suite of national lending strategies and fee-generating businesses. No individual lending strategy comprises more than 31% of our granular loan portfolio as of March 31, 2026. Additionally, our CRE concentration ratio is well below regulatory guidelines. We also maintain a margin of safety as it relates to our regulatory capital levels. This foundation provides stability, enabling us to attract and retain deposits and confidently deploy capital in our lending strategies and support our well-defined, high-growth business strategy.
Allowance for Credit Losses Framework
Our allowance for credit losses is determined through a combination of individual loan impairment analysis and pooled loss estimation, overseen by the allowance for credit loss committee, chaired by the Chief Accounting Officer with membership including senior financial executives, with regular review, approval, and reporting to ensure the reserve is adequate to cover expected credit losses. The allowance is estimated in accordance with GAAP.
Artificial Intelligence and Machine Learning
Embracing new technologies to improve our business processes is central to our operations and client service offerings, and as such, we are increasingly adopting and integrating AIML tools into our business to support analytics, automation, workflows, decision processes and business activities. While the application of AIML in our business processes remains at a preliminary stage, all of our employees have access to AIML tools, and we currently leverage AIML to help acquire customers at scale, retain and grow customer relationships through personalized interactions, make faster, more precise credit decisions and reduce human errors and employee hours.
AIML Use in Digital Deposits
We believe that our digital deposit platform enables us to be more adaptable to AIML than traditional banks, and we have a track record of successfully adding innovative capabilities to support the continued improvement of our business.

We currently use AIML tools to better personalize customer interactions and scale operational agility. For example, we use large language models to process and report on our semantic text datasets (customer segmentation, call center transcripts and others). We believe that leveraging AIML tools to summarize large data into actionable insights, such as bespoke customer sentiment scores and trend tracking, allows us to better predict churn rate, analyze deposit opportunities, and suggest appropriate customer responses. Our proprietary chat-style AI agent, which integrates into our data layer, monitors peer bank pricing strategies and performs real-time tracking, is designed to enable us to run analytics and access trend data without any technical skills, thus increasing data-driven decision making without the need for additional resources. We also use AI-driven marketing tools to analyze landing pages, support creation of ad assets and extensions, and identify relevant search queries to strengthen our marketing funnel.
AIML Use in Middle-Market Lending
We use, and are developing new ways of using, AIML tools in our lending business to augment underwriting, portfolio management, and origination efforts while preserving credit discipline and the role of experienced credit professionals. Our proprietary AI-enabled credit platform is designed to centralize loan agreements, credit memoranda, and amendments, which we believe facilitates more consistent analysis and faster decision-making. We leverage AI-tools to support the preparation of credit documentation, data validation, and dashboarding. These tools are designed to improve efficiency, consistency, and insight across the credit lifecycle without requiring additional human approval or oversight.
Operations and Governance
We deploy AIML tools across our operations teams to automate routine workflows (such as invoice processing), expedite software development through code-assist chatbots with context into existing applications, and enhance accuracy of meeting documentation. We believe these capabilities support scalable growth and improve accuracy.
We maintain an internal governance framework for AIML usage that emphasizes data security, regulatory compliance, model oversight, and responsible deployment. Our approach includes centralized governance, transparency and explainability standards, and employee training programs designed to promote appropriate and effective use of AIML tools. We deploy AIML in cases where we believe it creates or will create meaningful operational or economic benefit and avoid pursuing trends or undifferentiated adoption without strategic justification.
We believe our AIML strategy supports our ability to operate a national digital deposit platform efficiently, scale our national middle-market lending business without diluting credit standards, and allocate capital dynamically across market cycles. While AIML tools continue to evolve, we expect disciplined deployment, strategic investment, and strong governance to remain central to our approach as an enduring institution that delivers durable growth and superior returns on capital.
Human Capital
Culture
We are a dynamic, fast-paced and collaborative organization that has an exciting growth trajectory, a meaningful mission, and has embedded responsible practices into our daily interactions. We offer our team members a culture of collaboration, inclusion, flexibility, recognition and community engagement. We look to hire individuals that are passionate about our mission, and who are motivated, customer and results-oriented, innovative, adaptable and thoughtful.
We consider our team members to be the most valuable assets we have, and we strive to cultivate a professional ecosystem where the collective strength of our team members’ unique characteristics, life experiences, knowledge, skills, inventiveness, innovation, self‑expression, capabilities and talent is acknowledged and rewarded and contributes meaningfully to both our reputation and business success. Our meaningful business mission and embedded responsible banking practices are an enticing part of our employee experience and recruitment efforts. We strive to actively listen and respond to our employees, as exemplified by our Employee Engagement and Satisfaction surveys every eighteen months.
It is our policy to provide equal employment opportunities to all qualified individuals and to administer all aspects and conditions of pre-employment and employment without regard to protected characteristics. We are committed to a work environment in which all individuals are treated with respect and dignity and to promoting a workplace free of discrimination, harassment, and retaliation. The Bank partners with a variety of organizations to attract a broad range of candidates, including partnering with colleges, KIPP DC, and Urban Alliance to build diverse future talent pipelines.
We are guided by eight core principles: Excellence, People, Innovation, Sound Practices, Distinct Value, Clients & Customers, Stockholders, & Communities & Environment. These principles unite our team, guide our decisions, and define our purpose: to build an institution that is strong, forward-looking and committed to excellence and providence.

Excellence

Excellence is not a goal, but a standard, reflected in the precision of our work and the quality of our decisions. Excellence is ***a discipline that compounds over time and creates lasting value***; it must be measured and managed.

Distinct Value

We focus our energy where we add value. We avoid the commoditized and the ordinary, choosing to ***compete through insight, specialization, technology, and service***. By concentrating on areas where expertise matters and relationships endure, we create differentiation that is tenable and lasting.

# People

Our people are our greatest strength. We foster ***a culture of respect, inclusion, and ambition***, where everyone matters. We celebrate collaboration and teamwork and prize loyalty - to one another, the company, our mission, and values.

# Clients and Customers

We exist to advance our clients and customers’ success by helping them grow. We listen deeply, think creatively, and ***deliver solutions that solve problems, drive impact, and add value***. Every client and customer relationship is built on partnership, performance, and purpose.

Innovation

We invest boldly in new ideas and technology, harnessing innovation not for its own sake but to make banking and lending better, faster, and smarter for our clients and customers, while driving ***greater efficiency for our teams and profitability for our shareholders***.

Sound Practices

Our foundation rests on ***prudence, care, integrity, and discipline***. We manage credit and business risk with rigor and fundamentals-based judgment, act with transparency, and uphold the highest standards of corporate governance and regulatory compliance to ensure growth and enduring financial strength.

Communities and the Environment

We believe prosperity and responsibility go hand in hand. We invest in inclusive opportunities and environmental stewardship. Our goal is simple: ***To do our part to build a brighter, more sustainable future*** for the communities we serve and the world we share.

Employees
As of March 31, 2026, we had approximately 545 full-time employees. None of our employees are covered by a collective bargaining agreement, and we consider relations with our employees to be strong and constructive, and we have not experienced interruptions of operations due to labor disagreements.

Compensation and Benefits
We strive to attract and retain strong talent by providing a variety of benefits and services as well as cultivating an inclusive, safe and healthy workplace. We provide a competitive compensation and benefits program to help meet the needs of all our employees, recognizing their varying needs. In addition to salaries, these programs include bonus opportunities, a 401(k) plan with an employer matching contribution, healthcare and insurance benefits–including medical with a health savings account option, dental, vision, company-paid and voluntary life and AD&D, short- and long-term disability, an employee assistance program, and flexible spending accounts. We also provide generous leave benefits – including paid time off, parental leave, bereavement leave, and volunteer leave and offer remote or hybrid work schedules for most positions.
Learning and Development
We invest in the growth and development of our employees by providing a multi-dimensional approach to learning that empowers, intellectually grows, and professionally develops our colleagues. In particular, we facilitate the educational and professional development of our employees through support to attend conferences and obtain licenses and certifications while employed by us. We also facilitate internal educational opportunities such as our bi-monthly Brunch and Learns that range in topics from financial wellness to nutrition to presentations by department heads on recent accomplishments and upcoming goals.
Properties and Facilities
Our corporate headquarters is located at 4445 Willard Avenue, Suite 1000, Chevy Chase, Maryland. While we maintain a largely, and increasingly, digital presence, we maintain two brick-and-mortar bank branches located in Potomac, Maryland and North Bethesda, Maryland, and two deposit office locations in Chevy Chase, Maryland; and Mclean, Virginia.
The following table sets forth information regarding our corporate headquarters and our full-service banking offices:

Office	Address	Year Opened	Square Footage	Owned or Leased
Corporate Headquarters	4445 Willard Avenue, Suite 1000 Chevy Chase, Maryland 20815	2020	37,551	Leased*
North Bethesda	11560 Old Georgetown Road, North Bethesda, Maryland 20852	2026	4,286	Leased
Potomac	7963 Tuckerman Lane Potomac, Maryland 20854	2003	1,500	Leased
__________________
*On April 30, 2026, Fletch LLC, a wholly-owned subsidiary of Forbright Bank, completed the purchase of our corporate headquarters. We will continue to lease our headquarters from Fletch LLC.
Legal Proceedings
From time to time, we are party to various litigation matters incidental to the conduct of our business. We do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or results of operations.

SUPERVISION AND REGULATION
The Company and the Bank are subject to extensive regulation under federal and state law. The costs of compliance with the regulatory regime and supervisory framework applicable to the Company and the Bank are significant. The level of regulation and oversight over financial services activities, including the regulatory enforcement environment applicable to banks and bank holding companies, has increased in the past and may increase in the future. The following is a brief summary of certain statutes, rules and regulations that affect or will affect the Company and the Bank, including the products and services that we may offer and the manner in which we may offer them, the risks that we may take, the ways in which we may operate, and the corporate and financial actions that we may take.
Various governmental agencies oversee our business activities and therefore supervise and periodically examine us. These agencies generally have broad authority and discretion in restricting and otherwise affecting our businesses and operations and may take formal or informal supervisory, enforcement, and other actions against us when, in the applicable agency’s or organization’s judgment, our businesses or operations fail to comply with applicable law, comport with safe and sound practices, or meet supervisory expectations. The framework under which the Company and the Bank, and certain of their subsidiaries, are supervised and examined is complex, and includes federal and state laws, regulations, policy statements, guidance and other interpretative materials that define the obligations and requirements for financial institutions. This summary contains what management believes to be the material information related to the supervision and regulation of the Company and the Bank and their respective subsidiaries, but is not intended to be an exhaustive description of the statutes or regulations applicable to their respective businesses or of the impact of such laws and regulations on the Company.
Banking laws and regulations are intended primarily for the protection of depositors and other customers, the Deposit Insurance Fund, and the stability of the U.S. banking system as a whole, rather than for the protection of stockholders. We cannot predict whether or in what form any proposed statute or regulation will be adopted or the extent to which our business may be affected by a statute or regulation, or the enforcement or interpretation of any statute or regulation.
The discussion is qualified in its entirety by reference to applicable laws and regulations. Regulations of banks and their holding companies is subject to frequent and ongoing revision, through legislative changes, regulatory revisions, and the evolving supervisory objectives of federal and state banking agency examiners and supervisory staff. It is not possible to predict the content or timing of changes to the laws and regulations that may impact the business of the Company. Changes in such laws and regulations may have a material effect on our business and prospects.
General Regulatory and Supervisory Considerations
The Company is a bank holding company within the meaning of the BHCA and is registered as such with the Federal Reserve. As a bank holding company, the Company is subject to the regulation, supervision, examination and reporting requirements of the Federal Reserve. The Bank, a Maryland state-chartered non-member commercial bank that is not a member of the Federal Reserve, is subject to the regulation, supervision, examination, and reporting requirements of the MOFR and the FDIC.
Examinations by our regulators consider compliance with applicable laws, regulations, and supervisory policies of the respective agency. In addition, examinations consider regulatory capital adequacy, asset quality, risk management effectiveness, the ability and performance of management and the board of directors, the effectiveness of internal controls, earnings, liquidity, sensitivity to market interest rates, investments and various other factors. Following examinations by banking agencies, the Company and the Bank receive supervisory findings and ultimately are assigned supervisory ratings. Examination reports, supervisory ratings, and other actions under this supervisory framework, which are considered confidential supervisory information, can impact the conduct, growth, and profitability of the Company’s consolidated operations, possibly to a significant degree. Adverse supervisory findings can affect the Company’s strategic plan and activities, restrict growth, and increase costs, whether through required corrective actions or the imposition of penalties or fines.

The U.S. financial services industry is undergoing major regulatory changes affecting areas like capital, leverage, funding, liquidity, tax, monetary policy, and the permissibility of new activities. Considering the ongoing changes in the U.S. political, tax, and regulatory landscape, further significant reforms are expected. Their impact on our activities and revenues could result in increased compliance costs, fines, loss of revenue, additional restrictions on activities, constraints on our ability to enter into new businesses and other negative impacts. While the full extent of risks from pending or future U.S. financial services legislation and regulation is unknown, they could be substantial, and we could be materially and adversely affected by them.
Federal Bank Holding Company Regulation and Structure
The BHCA and the Federal Reserve’s applicable regulations thereunder require every bank holding company to obtain the prior approval of the Federal Reserve before, among other things:
•it may acquire direct or indirect ownership or control of any voting securities of any other bank holding company if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of any class of voting securities of the other bank holding company;
•it may acquire direct or indirect ownership or control of any voting securities of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of any class of voting securities of the bank;
•it may take any other action that causes a bank to become a “subsidiary” of the bank holding company, within the meaning of the BHCA;
•it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or
•it may merge or consolidate with any other bank holding company, including a merger through the purchase of assets and assumptions of liabilities.
The BHCA further provides that the Federal Reserve may not approve any such transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served clearly outweighs the anti-competitive effects. In reviewing applications seeking approval of such merger and acquisition transactions, the Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved, the convenience and needs of the communities to be served, the effectiveness of the parties in combatting money laundering activities, and whether the transaction would result in greater or more concentrated risks to the stability of the United States banking or financial system. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under the CRA, both of which are discussed in more detail elsewhere in this prospectus.
Subject to various exceptions, the BHCA and the Change in Bank Control Act of 1978, together with related regulations, require a company or other person to obtain regulatory approval or non-objection prior to acquiring “control” of a bank holding company or bank. Under either statute, a person has control of a bank holding company or bank if the person owns or controls 25% or more of any class of voting securities of the bank holding company or bank. Further, under Federal Reserve regulations, a company owning less than 25% of any class of a bank holding company’s voting securities may be deemed to control a bank holding company under the BHCA based on established tiered presumptions that consider the full facts and circumstances of the relationship between a company and the subject bank holding company. Factors impacting a control determination include director and board committee representation, business relationships between the two companies, senior management interlocks, contractual limits on operational or policy decisions of the bank holding company, and total equity ownership. Different presumptions of control apply as a company’s ownership of a class of voting securities in the bank holding company increases from 0% to 5%, to 10%, and to 15%. The regulations provide a procedure for challenging rebuttable presumptions of control.

Under the BHCA, a company with control over a bank or bank holding company generally must register as a bank holding company. The BHCA generally prohibits a bank holding company from engaging in, or acquiring control of a company engaged in, activities other than banking, managing or controlling banks or other permissible subsidiaries, and those activities that the Federal Reserve has determined to be closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.
Under the BHCA, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. The election must be accompanied by a certification that the company and each of the company’s insured depository institution subsidiaries is “well capitalized” and “well managed.” Additionally, for the financial holding company election to become effective, the CRA rating of each of the company’s subsidiary banks must be “Satisfactory” or better as of the bank’s most recent examination. A financial holding company generally must continue to satisfy these standards to avoid limitations on engaging in expanded financial activities. The Company has not elected to be treated as a financial holding company.
The Company is required to act as a source of financial and managerial strength for the Bank and to commit resources to support the Bank. Under the Federal Reserve’s “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to provide financial assistance to any insured depository institution that it controls in the event of the financial distress of the insured depository institution. This support may be required at times when the Company might otherwise determine not to provide it or when doing so is not otherwise in our interest or in the interests of our stockholders or creditors. The Federal Reserve also has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company. The Federal Reserve may require these and other actions in support of controlled banks even if such actions are not in the best interest of the bank holding company or its stockholders.
In addition, any capital loans made by the Company to the Bank will be subordinate in right of payment to deposits and various other obligations of the Bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.
Change in Bank Control Act
The acquisition of 10% or more of a bank holding company’s outstanding common stock may, in certain circumstances, require non-objection of the Federal Reserve under the Change in Bank Control Act of 1978. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act that generally requires persons who at any time intend to acquire control of an FDIC-insured, state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to, and obtain the non-objection of, the FDIC. Under applicable regulations of both the Federal Reserve and FDIC, control for purposes of the Change in Bank Control Act is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either:
•the covered institution (i.e., the bank or bank holding company, as applicable) has registered securities under Section 12 of the Exchange Act; or
•no other person owns, controls, or holds the power to vote a greater percentage of that class of voting securities immediately after the transaction.
The Change in Bank Control Act regulations of both the Federal Reserve and FDIC provide a procedure for challenging rebuttable presumptions of control.

Bank Merger Act
Section 18(c) of the FDI Act, or the Bank Merger Act, generally requires the prior written approval of the FDIC before any insured bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another FDIC-insured institution if the resulting institution is to be a state non-member bank. The Bank Merger Act further requires the prior written approval of the FDIC before any FDIC-insured bank may (i) merge or consolidate with, (ii) assume deposit liabilities (or similar liabilities) of, or (iii) in consideration of the assumption of deposit liabilities of the FDIC-insured bank, transfer assets to, any non-FDIC-insured institution.
The Bank Merger Act prohibits the FDIC from approving any such proposed merger or deposit assumption transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger or deposit assumption transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger or deposit assumption transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the FDIC finds that the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.
In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches, and the risk to the stability of the United States banking or financial system.
State Law
The Bank is subject to extensive supervision and regulation by the MOFR. The MOFR oversees state laws that set specific requirements for bank capital and that regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The MOFR supervises and performs periodic examinations of state-chartered banks to assure compliance with state banking statutes and regulations, and such banks are required to make regular reports to the MOFR describing in detail their resources, assets, liabilities and financial condition. Among other things, the MOFR regulates mergers and consolidations of state-chartered banks, capital requirements for banks, payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.
The MOFR has extensive enforcement authority over Maryland banks. Such authority includes the ability to issue cease and desist orders and to seek civil money penalties, temporary restraining orders, temporary or permanent injunctions, declaratory judgments, orders preventing access to assets, rescission and restitution in various circumstances, including for a violation of the bank’s charter or of applicable laws, regulations, rules, and orders; unsafe and unsound operations; or as a result of an impairment of the bank’s capital.
The Bank is also subject to numerous other state and federal statutes and regulations that affect its business, activities and operations and is supervised and examined by the FDIC. As discussed above, the FDIC and the MOFR regularly examine the operations of the Bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches, the commencement of new activities or expansionary activity and similar corporate actions.
Payment of Dividends and Other Restrictions on Distributions
The Company is a legal entity separate and distinct from the Bank, and it depends in part upon dividends received from its direct and indirect subsidiaries, including the Bank, to fund its activities, including its ability to make capital distributions, such as paying dividends or repurchasing shares. Under federal and state law there are various legal and regulatory limitations on the extent to which the Bank can declare and pay dividends or otherwise supply funds to the Company.
Under Maryland law, Maryland state-chartered banks, such as the Bank, may only pay cash dividends from undivided profits or, with the prior approval of the MOFR, their surplus in excess of 100% of required capital stock. In addition, if the Bank’s surplus fund were to be less than the amount of its capital stock, the Bank would be prohibited under Maryland law from paying any cash dividends that exceed 90% of its net earnings.
The FDIC also has authority to prohibit a state non-member bank, such as the Bank, from engaging in what, in the opinion of the FDIC, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of a bank, be deemed to constitute an unsafe or unsound practice in conducting its business. Additionally, insured depository institutions such as the Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is defined under applicable law).
The Company’s ability to declare and pay dividends is similarly limited by federal banking law and Federal Reserve regulations and policy. The Federal Reserve has authority to prohibit bank holding companies from making capital distributions if the Federal Reserve determines that such distributions would constitute an unsafe or unsound practice. According to guidance from the Federal Reserve, a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs and overall current and prospective financial condition. The Federal Reserve supervisory guidance also indicates that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends.
In addition, the Company’s ability to make capital distributions, including paying dividends and repurchasing shares, is subject to the Federal Reserve’s automatic restrictions on capital distributions under its capital rules. The Bank’s risk-based capital and leverage ratio requirements are discussed below under “—Capital Adequacy and Risk-Based Capital Requirements.”
Generally, certain non-exempted bank holding companies are required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove of such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve. This prior notice requirement does not apply to any bank holding company that meets certain “well-capitalized” and “well-managed” standards and is not the subject of any unresolved supervisory issues. In addition, this prior notice requirement does not apply to bank holding companies that are otherwise subject to the Federal Reserve’s capital plan rule, which contains its own set of requirements regarding capital distributions. Pursuant to regulatory guidance, bank holding companies are also expected to consult with the Federal Reserve prior to proposed repurchases of common stock or other regulatory capital instruments, notwithstanding whether any formal prior written notice is required under applicable regulations.
Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company’s bank subsidiaries are classified as undercapitalized.
Capital Adequacy and Risk-Based Capital Requirements
The Company must comply with the Federal Reserve’s established capital adequacy standards for bank holding companies, and the Bank is required to comply with the capital adequacy standards established by the FDIC for state non-member banks. Subject to certain exceptions, including for qualifying community banking organizations (as described below), these generally applicable capital adequacy standards include risk-based capital requirements, the calculation of which involves a process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against the bank’s or bank holding company’s regulatory capital base. The regulatory capital components for banks and bank holding companies are (i) common equity Tier 1 capital, (ii) additional Tier 1 capital, and (iii) Tier 2 capital.
Under the generally applicable capital requirements of the Federal Reserve and the FDIC, bank holding companies and state non-member banks are required to maintain a minimum common equity Tier 1 capital ratio of at least 4.5%, a Tier 1 risk-weighted capital ratio of at least 6%, a total risk-based capital ratio of at least 8%, and a Tier 1 leverage ratio of at least 4%. In addition, subject to certain exceptions, banking organizations are required to maintain a common equity Tier 1 “capital conservation buffer” of 2.5% of risk-weighted assets, which is in addition to the other minimum risk-based capital standards, in order to avoid limits on capital distributions (such as dividends and equity repurchases) and certain discretionary bonus payments. The capital conservation buffer is designed to absorb losses during periods of economic stress and is comprised entirely of common equity Tier 1 capital.
Failure to meet minimum capital requirements could result in certain mandatory and discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. These actions could include restrictions on the Company or the Bank’s ability to pay dividends or otherwise distribute capital or to receive regulatory approval for acquisitions, enforcement remedies, including issuance of a capital directive, and certain other restrictions on its business, such as the denial of approval to acquire or establish additional banks or non-bank businesses or the opening of new facilities. In the case of the Company, such actions could also include requiring the Company to commit capital to the Bank in abnormal operating conditions which would otherwise be available to the Company’s creditors and stockholders. In the case of the Bank, such actions could also include the termination of deposit insurance by the FDIC, or a prohibition on accepting brokered deposits. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.
Effective January 1, 2020, the federal banking agencies established an optional, simplified measure of capital adequacy for qualifying community banking organizations in lieu of the generally applicable capital rules, consistent with Section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. A qualifying community banking organization is defined as having less than $10 billion in total consolidated assets, off-balance sheet exposures of 25% or less of total consolidated assets, and trading assets and liabilities of 5% or less of total consolidated assets. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% (or 8% following July 1, 2026, as described above) are considered to have satisfied the risk-based and leverage capital requirements in the generally applicable capital adequacy rules. In addition, these institutions are considered to have met the well-capitalized ratio requirements for purposes of the prompt corrective action framework of the FDI Act, which is described below. The Company and the Bank have opted into the CBLR framework, and, therefore, neither the Company nor the Bank are currently subject to the risk-based and leverage capital requirements in the generally applicable capital adequacy rules.
The FDI Act requires the federal regulatory agencies to take “prompt corrective action” if a depository institution does not meet minimum capital requirements. The prompt corrective action regulations of the FDIC are applicable to the Bank, but not the Company. The FDI Act establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. Under current regulations, an FDIC-insured bank will be:
•“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 8% or greater, a common equity Tier 1 capital ratio of 6.5% or greater, and a leverage ratio of 5% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;
•“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a common equity Tier 1 capital ratio of 4.5% or greater, and a leverage ratio of 4% or greater and is not “well capitalized”;

•“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 6%, a common equity Tier 1 capital ratio of less than 4.5%, or a leverage ratio of less than 4%;
•“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 4%, a common equity Tier 1 capital ratio of less than 3%, or a leverage ratio of less than 3%; and
•“critically undercapitalized” if the bank has a ratio of tangible equity to total assets that is equal to or less than 2%.
An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters.
As noted above, an institution that has opted in to the CBLR framework is considered to have met the well-capitalized ratio requirements if the institution maintains a leverage ratio of greater than 9%. An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of March 31, 2026, the Bank has opted in to the CBLR framework and was well capitalized under the above capital thresholds.
Various regulatory consequences apply if an FDIC-insured bank is less than “well capitalized.” Such regulatory consequences generally increase in severity as a bank’s capital condition weakens. For instance, an insured bank that is “adequately capitalized” (but not “well capitalized”) generally may not accept brokered deposits without obtaining a waiver from the FDIC, while an insured bank that is “undercapitalized” may not accept any brokered deposits.
Additionally, the FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized”; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”
“Significantly undercapitalized” insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and the cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.
Acquisitions
The Company must comply with numerous laws related to acquisition activity should it elect to pursue a strategic acquisition or combination or other equity investment. Under the BHCA, the Company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares of, or acquire substantially all of the assets of, or otherwise acquire control of, any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. Further, the Bank Merger Act requires approval from the FDIC prior to the Bank, among other things, merging with or assuming the deposits of another bank. Current federal law generally authorizes interstate acquisitions of banks and bank holding companies without geographic limitation when the acquirer satisfies certain conditions, such as being well capitalized and well managed. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date, and subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years, and to certain deposit market-share limitations.
Branching
With appropriate regulatory approvals, Maryland state-chartered commercial banks are authorized to establish branches both in Maryland and in other states. As a result of the Dodd-Frank Act, federal law generally allows de novo interstate branching and branching through mergers. A bank that establishes a branch in another state may conduct any activity at that branch office that is permitted by the law of that state to the extent that the activity is permitted either for a state-bank chartered by that state or for a branch in the state of an out-of-state national bank.
FDIC Insurance Assessments
The FDIC insures the deposits of the Bank up to prescribed limits for each depositor, and the Bank’s deposits are subject to the deposit insurance premium assessments of the Deposit Insurance Fund, or DIF. The assessment paid by each DIF member institution is calculated by multiplying an institution’s assessment rate by its assessment base. An institution’s assessment base and assessment rate are determined each quarter. Since April 2011, the FDIC has defined a bank’s assessment base as its average consolidated total assets minus its average tangible equity.
The method for determining a bank’s risk-based assessment rate differs for small banks and large banks. Small banks, such as ours, are assigned an individual rate based on a formula using financial data and CAMELS ratings. A bank’s CAMELS ratings are assigned by its state and federal banking regulators based on such regulators’ periodic evaluation and rating of six essential components of an institution’s financial condition and operations. These component factors address the adequacy of capital (C), the quality of assets (A), the capability of management (M), the quality and level of earnings (E), the adequacy of liquidity (L), and sensitivity to market risk (S). For established small banks (those insured for five or more years), initial base assessment rates currently range from five to 32 basis points, with the initial assessment rates subject to adjustments that could increase or decrease the total base assessment rates. Possible adjustment to the initial assessment rates include: (1) a decrease of up to five basis points for long-term unsecured debt, including senior unsecured debt and subordinated debt; and (2) an increase for holding long-term unsecured or subordinated debt issued by other insured depository institutions known as the Depository Institution Debt Adjustment, or the DIDA.
The FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.
Depositor Preference
The FDI Act provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If we invest in or acquire an insured depository institution that fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors with respect to any extensions of credit they have made to such insured depository institution.
Community Reinvestment Act
The CRA requires that, in connection with examinations of insured depository institutions within their respective jurisdictions, the federal banking agencies must evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. A bank’s CRA performance is also considered in evaluating applications seeking approval for mergers, acquisitions, and new offices or facilities, and a CRA rating of less than “Satisfactory” may adversely affect the ability of a bank or its parent company to engage in such transactions. The FDIC’s evaluation of the Bank’s record of performance under the CRA is publicly available. The Bank received a “Needs to Improve” rating in its most recent CRA examination.

In October 2023, the FDIC, the Federal Reserve, and the OCC issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect on January 1, 2026, and revised data reporting requirements taking effect on January 1, 2027. The final rule is currently enjoined while a federal court considers a lawsuit challenging the rule, and in July 2025, the agencies issued a joint notice of proposed rulemaking to rescind the final rule and replace it with regulations substantively identical to those in effect on March 29, 2024.
Consumer Protection Laws
The Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the ECOA, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Act, the Dodd-Frank Act’s prohibition on unfair, deceptive, or abusive acts or practices, and state law counterparts. These laws, among other things, require disclosures of the cost of credit and the terms of deposit accounts, prohibit discrimination in credit transactions, regulate the use of credit report information, restrict the Bank’s ability to raise interest rates and subject the Bank to substantial regulatory oversight. Violations of these laws may expose us to liability from potential lawsuits brought by affected customers. Federal and state bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce these consumer financial protection laws, in which case we may be subject to regulatory sanctions, civil money penalties and customer rescission rights.
Federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.
Dodd-Frank Act
Following the Great Recession of 2007–2009, the financial services industry experienced broad regulatory reform and a restructuring of the entire financial regulatory system. The Dodd-Frank Act was signed into law in 2010 and implemented many new changes in the way financial and banking operations are regulated in the United States, including through mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies, and imposing numerous other provisions intended to strengthen the financial services sector. The Dodd-Frank Act also provided for the creation of the Consumer Financial Protection Bureau, or the CFPB, which has supervisory and examination authority over banking organizations with greater than $10 billion in total assets as well as various non-bank providers with respect to certain federal consumer protection laws and regulations. The CFPB also is authorized to issue regulations designed to prevent unfair, deceptive and abusive practices and ensure that consumers have access to markets for consumer financial products and services and that such markets are fair, transparent and competitive. Given that the Bank has assets of less than $10 billion, it and its affiliates are not currently subject to the CFPB’s direct supervisory authority.
Under provisions of the Dodd-Frank Act referred to as the “Volcker Rule,” certain limitations are placed on the ability of insured depository institutions and their affiliates to engage in sponsoring, investing in and transacting with certain investment funds, including hedge funds and private equity funds. The Volcker Rule also places restrictions on proprietary trading, which could impact certain hedging activities. Subsequent statutory and regulatory amendments to the Volcker Rule have exempted insured depository institutions if it has, and if every company that controls it has, total consolidated assets of $10 billion or less and total trading assets and trading liabilities, on a consolidated basis, that are 5% or less of total consolidated assets. Under these standards, the Company and the Bank are currently exempt from the Volcker Rule.

State Loan Servicing Regulations
The Company, through Solar Servicing LLC, a subsidiary of the Bank, is engaged in loan servicing business in over 30 states, with each state having its own regulations and certain states requiring licenses and registrations. The Company is currently licensed or registered in connection with its loan servicing business in several states and may be required to seek additional licenses. The Company’s ability to service loans in any particular state is subject to that state’s laws, regulations, and licensing and registration requirements, which may differ from the laws, regulations and licensing and registration requirements of other states. The number and complexity of these laws, and vagaries in their interpretations, present compliance and litigation risks from inadvertent error and omissions which we may not be able to eliminate from our operations or activities. If the Company seeks any additional licenses, a state may impose fines, restrict activity in that state, or seek other relief for activity conducted prior to the issuance of a license. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class-action lawsuits, with respect to our compliance with applicable laws and regulations.
Additional Legislative and Regulatory Matters
The BSA, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, require each financial institution: (i) to establish an effective anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign banks that do not have a physical presence in any country. The USA PATRIOT Act also requires the Secretary of the Treasury to prescribe by regulation minimum standards that financial institutions must follow to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA PATRIOT Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.
OFAC administers and enforces economic and trade sanctions against targeted foreign countries and persons, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons that are the target of sanctions, including the List of Specially Designated Nationals and Blocked Persons. Financial institutions are responsible for, among other things, blocking accounts of and transactions with sanctioned persons and countries, prohibiting unlicensed trade and financial transactions with them, and reporting blocked and rejected transactions after their occurrence. If the Company or the Bank finds a name or other information on any transaction, account or wire transfer that is on an OFAC list or that otherwise indicates that the transaction involves a target of sanctions, the Company or the Bank generally must freeze or block such account or transaction, file a suspicious activity report and notify the appropriate authorities.
Banking regulators examine banks for compliance with the BSA, USA PATRIOT Act and economic sanctions regulations administered by OFAC, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.
The Sarbanes-Oxley Act mandated for public companies a variety of reforms intended to address corporate and accounting fraud and provided for the establishment of the Public Company Accounting Oversight Board, or the PCAOB, which enforces auditing, quality control and independence standards for firms that audit SEC-reporting companies. Sarbanes-Oxley Act imposes higher standards for auditor independence and restricts the provision of consulting services by auditing firms to companies they audit and requires that certain audit partners be rotated periodically. It also requires chief executive officers and chief financial officers, or their equivalents, to certify the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement and increases the oversight and authority of audit committees of publicly traded companies. As a public company, we will be subject to the periodic reporting requirements of the Exchange Act.

Fiscal and Monetary Policy
Banking is a business that depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, the earnings and growth of the Company and the Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve and the reserve requirements on deposits.
Current and future legislation and the policies established by federal and state regulatory authorities will affect the future operations of the Company and the Bank. Banking legislation and regulations may limit the Company and the Bank’s growth and the return to their investors by restricting certain of their activities.
In addition, capital requirements could be changed and have the effect of restricting the activities of the Company and the Bank or requiring additional capital to be maintained. We cannot predict with certainty what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the business of the Company or the Bank.
Federal Home Loan Bank Membership
The Bank is a member of the FHLB of Atlanta, which is one of 11 regional FHLBs subject to supervision and regulation by the Federal Housing Finance Agency. As a member of the FHLB of Atlanta, the Bank is required to acquire and hold shares of capital stock in the FHLB of Atlanta. The essential mission of the FHLBs is to provide liquidity to their members to support housing finance and community development. Each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system and makes advances to members in accordance with policies and procedures established by the Board of Directors of the FHLB and subject to the oversight of the Federal Housing Finance Agency. All advances from an FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.
Real Estate Lending Evaluations
The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans.
Commercial Real Estate Concentrations
The Company’s lending operations may be subject to enhanced scrutiny by federal banking regulators based on its concentration of commercial real estate loans. The federal banking regulators have issued final guidance to remind financial institutions of the risk posed by CRE lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:
•total reported loans for construction, land development and other land, or C&D, represent 100% or more of the institution’s total capital; or
•total CRE loans (excluding loans secured by owner-occupied properties) represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s CRE loan portfolio has increased by 50% or more during the prior 36 months.

As of March 31, 2026, the Company’s C&D concentration as a percentage of total capital totaled 39.8%, and the Bank’s CRE concentration, net of owner-occupied loans, as a percentage of total capital totaled 139.8%. The foregoing concentrations are within the approved concentration guidelines established by the Company’s and the Bank’s boards of directors in our credit policy. As of March 31, 2026, balances among our CRE loan portfolio have increased by 39.6% over the preceding 36 months.
Brokered Deposits
The Federal Deposit Insurance Act restricts the use of brokered deposits by certain depository institutions. A well-capitalized insured depository institution may solicit and accept, renew or roll over any brokered deposit without restriction. An adequately capitalized insured depository institution may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC. The FDIC may grant a waiver upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. The rates that an adequately capitalized institution with a waiver may pay on brokered deposits may not exceed certain limits. An undercapitalized insured depository institution may not accept, renew or roll over any brokered deposit. As of March 31, 2026, the Bank is considered to be a well-capitalized insured depository institution and had total brokered deposits of $1.1 billion.
Transactions with Affiliates and Loans to Insiders
Sections 23A and 23B of the Federal Reserve Act, which the FDI Act makes applicable to a state non-member bank like the Bank in the same manner and to the same extent as if it were a member bank, establish parameters for an insured bank to conduct “covered transactions” with its affiliates, with the objective of limiting risk to the insured bank. Generally, Sections 23A and 23B (i) limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the bank’s capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of the bank’s capital stock and surplus, and (ii) require that all “covered transactions” and certain other affiliates transactions be on terms substantially the same, or at least as favorable, to the bank or its subsidiary as those that would be provided to a non-affiliate. The term “covered transaction” includes the making of loans to the affiliate, purchase of assets from the affiliate, issuance of a guarantee on behalf of the affiliate and several other types of transactions.
The Federal Reserve’s Regulation O, which the FDI Act and FDIC regulations similarly make applicable to a state non-member bank like the Bank in the same manner and to the same extent as if it were a member bank, imposes restrictions and procedural requirements in connection with the extension of credit by an insured depository institution to directors, executive officers, principal stockholders (including the Company) and their related interests. In addition, purchases and sales of assets between an insured depository institution and its executive officers, directors, and principal stockholders may also be limited under federal laws.
Sarbanes-Oxley Act generally prohibits loans by public companies to their executive officers and directors. However, there is a specific exception for loans by a financial institution to its executive officers and directors that are made in compliance with federal banking laws.
Limitations on Incentive Compensation
In October 2009, the Federal Reserve issued proposed guidance designed to help ensure that incentive compensation policies at banking organizations do not encourage excessive risk-taking or undermine the safety and soundness of the organization. In June 2010, the Federal Reserve issued the incentive compensation guidance in final form and was joined in by the FDIC and the OCC. The final guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide employees incentives that appropriately balance risk and reward and, thus, do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.
Section 956 of the Dodd-Frank Act requires the appropriate federal regulators (defined as the FDIC, the OCC, the Federal Reserve, the Federal Housing Finance Agency, the National Credit Union Administration, and the SEC) to jointly prescribe regulations or guidelines with respect to incentive-based compensation practices at certain financial institutions, which would include financial institutions like the Bank with more than $1 billion in assets. Proposals to implement Section 956 of the Dodd-Frank Act have been proposed in the past by the required federal regulators, but not adopted in final form. Whether or when all the required agencies will finalize rulemaking under Section 956 is uncertain, and we are unable to determine whether any proposal would materially impact our business or incentive compensation arrangements.
Privacy and Data Security
Our business requires the collection and retention of large volumes of customer data, including personal information in various information systems that we maintain and in those maintained by third-party service providers. We also maintain important internal company data such as personal information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and security of personal information of consumers, prospective, current and former customers, employees and contractors, and other individuals. For example, our business is subject to the GLBA, which requires that we disclose certain information to consumers regarding our privacy and security practices with respective to personal information. The GLBA imposes additional requirements, including (i) restrictions on when and to which entities financial institutions may disclose personal information about their customers, (ii) limitations on how such personal information may be used, and (iii) additional requirements regarding information security and data protection. We are also subject to the FCRA, which imposes requirements on our use of consumer reports. The FCRA limits access to credit reports to specific, permissible purposes (e.g., credit, employment, insurance) and mandates that consumers have the right to access, dispute, and correct their information.
In addition to federal privacy and data security laws and regulations, numerous state laws and regulations govern the privacy and security of personal information, and state legislatures have been actively considering and enacting new legislation. For example, certain states have enacted financial privacy laws and regulations that resemble the GLBA’s privacy requirements. For example, the California Consumer Privacy Act (as amended by the California Privacy Rights Act) requires that companies disclose their privacy policies to consumers who reside in California, and, in some circumstances, allow such consumers to prevent disclosure of certain personal information to a nonaffiliated third-party. To the extent applicable, these laws and regulations may impose additional and/or different requirements than federal law, may present implementation challenges, could be an enforcement priority for the state regulators, and could generate increased lawsuits by consumers and other individuals.
We are also subject to laws and regulations governing how we respond to data breaches, cybersecurity incidents, and similar matters. At the federal level, the Interagency Guidance on Response Programs for Unauthorized Access to Customer Information and Customer Notice requires that financial institutions implement risk-based programs to detect, assess, and contain security breaches and notify customers and regulators when unauthorized access to sensitive customer information occurs.
The U.S. federal bank regulatory agencies have also established computer-security incident notification requirements for banking organizations and bank service providers. Under the Computer-Security Incident Notification Final Rule, a bank holding company, such as the Company, and an FDIC-supervised depository institution, such as the Bank, are required to notify the Federal Reserve or FDIC, respectively, as soon as possible and no later than 36 hours after a determination that a computer-security incident that rises to the level of a notification incident has occurred. A notification incident may include a major computer system failure, a cyber-related interruption (such as a distributed denial of service or ransomware attack) or another type of significant operational interruption.

The SEC has also adopted rules requiring public companies to disclose (i) material cybersecurity incidents that they experience on a Current Report on Form 8-K within four business days of determining that a material cybersecurity incident has occurred and (ii) information regarding their cybersecurity risk management, strategy, and governance on an annual basis.
In addition to our obligation to address federal standards related to data breaches, cybersecurity incidents, and similar matters, all 50 states, the District of Columbia, and U.S. territories have enacted breach notification laws. State breach notification laws present additional or different notification requirements than those arising under federal law, and breaches affecting residents in multiple states often require compliance with multiple, differing state statutes. Evaluating and addressing our obligations under these laws adds complexity to our incident response process, and the nature of these laws may present compliance challenges.
The application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in light of new and rapidly evolving data-driven technologies and significant increases in computing power. These laws and regulations are constantly evolving, remain a focus of regulators, and will continue to have a significant impact on our business and operations. Violations of these laws and regulations can give rise to enforcement actions by governmental agencies and to private lawsuits for damages and other forms of relief.
Investment Adviser Regulation
Alliance Partners provides investment advisory services to FDIC-insured depositary institutions (or affiliates or holding companies of such institutions) and is registered as an investment adviser with the SEC. The 1940 Act, together with the SEC’s regulations and interpretations thereunder, impose substantive and material restrictions and requirements on the operations of registered investment advisers. The SEC is authorized to institute proceedings and impose sanctions for violations of the 1940 Act, ranging from fines and censures to termination of an adviser’s registration. An investment adviser has a fiduciary duty to its clients. Registered investment advisers are subject to many requirements that cover, among other things: requirements and limitations on recommendations to clients, trading for proprietary, personal and client accounts and allocations of investment opportunities; disclosure of information about the adviser’s business to clients; maintenance of written policies and procedures including in relation to the handling of material non-public information; maintenance of extensive books and records; restrictions on the types of fees that may be charged, restrictions on transactions with affiliated entities; custody of client assets; client privacy; and marketing of investment advisory services. Compliance with the regulations and requirements under the 1940 Act may entail a substantial amount of costs and expenses on an annual basis. The SEC has authority to inspect any investment adviser and typically inspects a registered adviser periodically to determine whether the adviser is conducting its activities (i) in accordance with applicable laws, (ii) in a manner that is consistent with disclosures made to clients, and (iii) with adequate systems and procedures to ensure compliance. As required by the 1940 Act, investment advisory agreements may not be assigned without the client’s consent. The regulatory environment for investment advisers is subject to continual change, the nature of which we cannot predict. New laws or regulations, or changes in the interpretation or enforcement of existing laws or regulations, applicable to registered investment advisers and their clients may adversely affect our business. Our ability to function in this environment will depend on our ability to constantly monitor and promptly react to legislative and regulatory changes. Compliance with any new laws or regulations could be more difficult and expensive and affect the manner in which we conduct business.
Evolving Legislation and Regulatory Action
Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although the enactment of proposed legislation could impact the regulatory structure under which the Company and the Bank operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to business strategy and limit the ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material adverse effect on the business, financial condition, and results of operations of the Company and the Bank. See “Risk Factors—Legal and Compliance Risks—We are subject to extensive regulation and supervision, which could limit or restrict our activities and negatively impact our financial performance.”

MANAGEMENT
Set forth below are the names, ages and positions of our directors and executive officers as of the date hereof.

Name	Age	Position
Executive Officers
John K. Delaney	63	Chief Executive Officer and Chairman of the Board
Donald F. Cole	55	President and Chief Operating Officer
Lisa M. Cuba	44	Executive Vice President, Chief Risk Officer
Kenneth F. Elias	53	Executive Vice President
Michael A. Housley	54	Executive Vice President, Chief Accounting Officer
Aaron J. Juda	45	Executive Vice President, Chief Strategy Officer
Leanne Ladd	44	Executive Vice President
Christopher S. Lynch	65	Executive Vice President, Chief Financial Officer
Kori L. Ogrosky	57	Executive Vice President, Chief Legal Officer and Corporate Secretary
James H. Peterson	63	Executive Vice President
Non-Employee Directors
Clifford V. Brokaw IV	58	Director
Nancy K. Eberhardt	72	Director
Jason M. Fish	68	Director
Cynthia A. Flanders	72	Director
Eric B. Hoffman	39	Director
Christopher T. Jones	66	Director
Donald L. Kohn	83	Director
Lewis A. Sachs	62	Director
Steven M. Shafran	66	Director
Derek Z. Walker	34	Director
Executive Officers
John K. Delaney founded Forbright Bank (formerly known as Congressional Bank) and Forbright, Inc. (formerly known as Congressional Bancshares, Inc.). Following his initial investment in Congressional Bancshares, Inc. in 2011, Mr. Delaney assumed senior leadership roles, serving as Chairman and Chief Executive Officer of Forbright, Inc. since 2021 and Executive Chairman of the Bank since 2020. Prior to assuming his senior leadership roles at Forbright, Mr. Delaney served as a member of the U.S. House of Representatives and previously founded and led two New York Stock Exchange-listed companies; HealthCare Financial Partners, Inc. and CapitalSource Inc., which provided loans to mid-sized businesses. Mr. Delaney currently serves on multiple nonprofit and for-profit boards and in advisory roles. Mr. Delaney earned a B.A. degree from Columbia University and J.D. degree from Georgetown Law Center. Named by Fortune Magazine as one of the World’s 50 Greatest Leaders in 2017, we believe Mr. Delaney’s perspective and experience he brings as Forbright’s founder and as our Chief Executive Officer makes him qualified to serve on our board.
Donald F. Cole has served as the President and Chief Operating Officer of Forbright, Inc. and President and Chief Executive Officer of Forbright Bank since 2018. From 2012 to 2018, Mr. Cole served as Chief Financial Officer of Alliance Partners LLC, a wholly-owned subsidiary of Forbright Bank since 2018. From 2009 to 2011, Mr. Cole served as Chief Financial Officer of CapitalSource. From 2003 to 2009, Mr. Cole served in various senior management positions at CapitalSource including Chief Operations Officer, Chief Accounting Officer, and Chief Information Officer. Mr. Cole received his B.S. degree and M.B.A. from the State University of New York at Buffalo and his J.D. degree from the University of Virginia.
Lisa M. Cuba has served as Executive Vice President, Chief Risk Officer of Forbright, Inc. and Forbright Bank since 2022. Prior to joining Forbright, Ms. Cuba served in various roles at Atlantic Union Bank (or its predecessors) from 2002 to 2022, including tenure as Senior Vice President, Director of Enterprise Risk Management, where she led the development and implementation of the bank’s enterprise-wide risk management framework, oversaw the identification and assessment of key operational, credit, and market risks, and advised senior leadership and the board on risk appetite and mitigation strategies. Ms. Cuba holds an M.B.A. from the University of South Carolina and a B.B.A. from the College of William & Mary.
Kenneth F. Elias has served as the Executive Vice President of Forbright, Inc. since 2024 and the Chief Lending Officer of Forbright Bank since 2023. Mr. Elias has also served as the Chairman of the Bank’s Officers Loan Committee since 2023 and has been a member of the Officers Loan Committee since 2011. Mr. Elias previously founded and ran various national lending business units at Forbright Bank, including the cash flow and leveraged finance division, lender finance, fund finance and specialty real estate businesses. Prior to joining the Bank in 2011, Mr. Elias served various roles in leveraged finance, private equity and accounting and has origination and underwriting, portfolio management and workout experience. Mr. Elias received his B.S. degree in Accounting from the University of Delaware and his M.B.A. from the Smith School of Business at the University of Maryland.
Michael A. Housley has served as Executive Vice President, Chief Accounting Officer of Forbright, Inc. and Forbright Bank since 2018. In these roles, Mr. Housley has overseen Forbright’s Specialty Lending Loan Servicing Department, which services some of our primary loan portfolios and lending strategies. Mr. Housley also serves as the Chief Financial Officer of Alliance Partners and previously served as its Chief Compliance Officer until 2025. Mr. Housley’s past experience includes serving as a Director of Accounting Policy for Fannie Mae and leading the SEC Financial Reporting team of CapitalSource. Mr. Housley holds a B.S. from the University of Tennessee and holds an active Certified Public Accountant license from the state of Virginia with prior experience in the assurance practice of KPMG.
Aaron J. Juda has served as Executive Vice President, Chief Strategy Officer of Forbright, Inc. and Forbright Bank since 2021 and President, Consumer Banking of Forbright Bank since 2023. Previously, Mr. Juda served as EVP, Chief Financial Officer of Forbright, Inc. from October 2022 until July 2023. Prior to joining Forbright, Mr. Juda served as Business Development Officer of Alliance Partners from 2016 to 2021, prior to which he served as a Vice President in the Financial Institutions Group at Barclays Investment Bank and, prior to that, was a consultant in Accenture’s Strategy group. Mr. Juda holds a B.B.A. from the University of Pittsburgh and an M.B.A. from the NYU Stern School of Business.
Leanne Ladd has served as Executive Vice President of Forbright, Inc. and Executive Vice President, Chief Administrative Officer of Forbright Bank since 2021. Ms. Ladd has served in multiple roles since joining Forbright in 2018, including Vice President, Director of Systems Operations / Program Management of Forbright Bank and Senior Vice President, Director of Operations of Forbright Bank. Prior to joining Forbright, Ms. Ladd held multiple roles at Pacific Western Bank encompassing system operations and project management, ultimately leading the bank’s application development team. Ms. Ladd has also previously served in various legal and operations roles for CapitalSource. Ms. Ladd holds a B.A. from Brigham Young University.
Christopher S. Lynch has served as Executive Vice President, Chief Financial Officer of Forbright, Inc. and Forbright Bank since 2023. Prior to joining Forbright, Mr. Lynch served as Senior Vice President and Executive Vice President, Finance, at Pacific Western Bank from 2014 to 2023, managing the bank’s financial planning, tax and corporate insurance functions. Mr. Lynch’s other past experience includes executive roles including Senior Vice President, Finance at CapitalSource and Chief Financial Officer at Walker & Dunlop. Earlier in his career, Mr. Lynch worked in investment banking at Merrill Lynch and in finance positions at Marriott International. Mr. Lynch holds a B.S. from Cornell University and an M.B.A. from the Wharton School at the University of Pennsylvania.
Kori L. Ogrosky has served as Executive Vice President, Chief Legal Officer and Corporate Secretary of Forbright, Inc. and Forbright Bank since 2022. From 2021 to 2022, Ms. Ogrosky served as Executive Vice President, Senior Counsel, National Lending and Corporate Strategy of both Forbright, Inc. and Forbright Bank, providing strategic advisory services to executive management, primarily related to mergers and acquisitions. Prior to joining Forbright in 2021, Ms. Ogrosky served as Executive Vice President, General Counsel and Corporate Secretary for PacWest Bancorp from 2014 to 2021, prior to which she served in various legal roles at CapitalSource Inc., including tenure as Senior Vice President and General Counsel. In these roles, Ms. Ogrosky supervised and managed the legal affairs of large financial services enterprises, provided counsel to management and the boards of directors and managed regulatory compliance. Ms. Ogrosky also currently serves on the board of directors of the

Maryland Bankers Association. Ms. Ogrosky holds a B.A. from Emory University and a J.D. from George Washington University.
James H. Peterson has served as Executive Vice President of Forbright, Inc. and Executive Vice President, Chief Credit Officer of Forbright Bank since 2014. Mr. Peterson previously served as Senior Vice President and Chief Operating Officer of Forbright Bank from 2013 to 2018. Prior to joining Forbright, Mr. Peterson worked at CapitalSource for 11 years, most recently as Senior Vice President and Director of Credit & Credit Policy, and also worked at Bank of America in various commercial lending roles over 17 years. Mr. Peterson holds a B.A. from the College of William & Mary.
Non-Employee Directors
Clifford V. Brokaw IV has served as a member of the boards of directors of Forbright, Inc. and Forbright Bank since 2021. Since 2019, Mr. Brokaw has served as a Managing Director at Bayview Asset Management, LLC, where he leads the firm’s efforts to source, structure and manage private equity and special situations investments across the financial services sector. From 2015 to 2019, Mr. Brokaw served as the Global Co-Head of Asset Management in the Financial Institutions Group at Citibank. From 2007 to 2015, Mr. Brokaw served as a Managing Director at Corsair Capital, LLC, where he served on the investment committee. From 2012 to 2015, Mr. Brokaw served on the board of directors of United Community Banks, Inc. Mr. Brokaw also previously served as a Managing Director within the Financial Institutions Group at Goldman Sachs and worked in mergers and acquisitions at J.P. Morgan Chase & Co. Mr. Brokaw earned a B.A. degree and a J.D. degree from the University of Virginia. Mr. Brokaw was selected to serve on our board of directors because of his extensive background and leadership in the financial institutions sector.
Nancy K. Eberhardt has served as a member of the boards of directors of Forbright, Inc. since 2023 and Forbright Bank since 2003. Ms. Eberhardt is the owner and has served as the Chief Executive Officer of Pathwise Partners LLC since 2003. Ms. Eberhardt is also a certified Executive Coach and a leadership development and strategic consultant. Ms. Eberhardt also served as the Chairman of Internet Inc., owner of one of the first regional ATM networks. Prior to Pathwise Partners, Ms. Eberhardt served as a Regional Bank President and led the customer product development division of Central Fidelity Banks, Inc., which was acquired by Wachovia Corporation, which is now Wells Fargo & Company. Ms. Eberhardt earned a B.A. degree from Virginia Wesleyan University, an M.S. degree from Old Dominion University and an Executive Certificate in Leadership Coaching from Georgetown University. Ms. Eberhardt was selected to serve on our board of directors because of her experience in banking and product expertise.
Jason M. Fish has served as a member of the boards of directors of Forbright, Inc. and Forbright Bank since 2011. Mr. Fish has served as President of Sebastes Capital, LLC, his family investment office, since its formation in 2013. Mr. Fish has also served on the executive advisory board of Victory Park Capital Advisors, LLC, a private capital manager, since 2014 and has served as a member of the Advisory Council of the Princeton Institute for International and Regional Studies since 2012. From 2014 to 2019, Mr. Fish served as Senior Advisor to and the Chair of the board of directors of Generate Capital, PBC, a sustainable infrastructure platform. Prior to 2016, Mr. Fish co-founded Alliance Partners LLC, a wholly owned subsidiary of Forbright Bank that serves as the asset manager for BancAlliance, and served as a member of its board of directors and as its Chief Investment Officer. Mr. Fish co-founded CapitalSource, Inc., a commercial lending firm, and served as the President, the Chief Investment Officer and the Vice Chairman of the board of directors from 2000 to 2007. Mr. Fish earned a B.A. degree from Princeton University. Mr. Fish was selected to serve on our board of directors because of his extensive background and leadership in the financial institutions sector, as well as his experience with Alliance Partners LLC and CapitalSource, Inc.
Cynthia A. Flanders has served as a member of the Board of Directors of Forbright, Inc. and Forbright Bank since 2013. Ms. Flanders is the founder and has served as the Chief Executive Officer of Skipjack Partners LLC since 2009, which provides executive, leadership and career coaching services to individuals and corporations. Ms. Flanders has also served as a senior advisor for Verit Advisors LLC, an independent investment bank and advisory firm, since 2013. Ms. Flanders also has served on the board of directors of Argan, Inc. (NYSE: AGX) since 2009, where she is the Chair of its Nominating and Governance Committee and a member of its Compensation Committee.

Ms. Flanders also served as the interim Chief Financial Officer in 2015 while a search for a permanent CFO was found. From 1975 to 2009, Ms. Flanders served in various leadership positions at Bank of America Corporation and its predecessor organizations. Ms. Flanders earned a B.S. degree and an M.B.A. degree from the University of Maryland, Robert H. Smith School of Business. Ms. Flanders was selected to serve on our board of directors because of her significant banking expertise, as well as her long-time service on the board of a public company.
Eric B. Hoffman has served as a member of the boards of directors of Forbright, Inc. and Forbright Bank since 2021. Mr. Hoffman has worked at Centerbridge Partners, LP, a private investment firm, since 2010, and currently serves as a Senior Managing Director, as Co-Head of the Centerbridge Keystone Fund and on various investment committees across the firm. Prior to this, Mr. Hoffman served as an Analyst at The Blackstone Group. Mr. Hoffman currently serves on the boards of directors of various companies, including Fairstone Bank of Canada, First National Bank of America and Martello Re Limited, a life and annuity reinsurance company. Mr. Hoffman earned a B.S. degree from the Wharton School at the University of Pennsylvania. Mr. Hoffman was selected to serve on our board of directors because of his extensive financing and accounting experience, as well as his service on the boards of directors of financial institutions.
Christopher T. Jones has served as a member of the boards of directors of Forbright, Inc. since 2006 and Forbright Bank since 2003. Mr. Jones has served as the President of BMC Property Group, a Maryland-based real estate investment company, since 1981. Mr. Jones is also an early-stage investor and a member of the Urban Land Institute, the International Council of Shopping Centers. Mr. Jones earned a B.A. degree from the University of Pennsylvania. Mr. Jones was selected to serve on our board of directors because of his extensive background and expertise in real estate investment.
Donald L. Kohn has served as a member of the boards of directors of Forbright, Inc. since 2021 and Forbright Bank since 2023. Mr. Kohn has served as the Robert V. Roosa Chair in International Economics since 2017 and a Senior Fellow in the Economic Studies program since 2010 at the Brookings Institution. Mr. Kohn also lectures for the Washington Speakers Bureau and has provided monetary policy consulting to institutions including T. Rowe Price Group, Inc. From 2011 to 2021, Mr. Kohn served as an external member of the Financial Policy Committee at the Bank of England, the central bank of the United Kingdom. Mr. Kohn served in the Federal Reserve system for 40 years, having served as a Member and then the Vice Chair of the Board of Governors from 2002 until 2010. Mr. Kohn earned a B.A. degree from the College of Wooster and a Ph.D. degree from the University of Michigan. Mr. Kohn was selected to serve on our board of directors because of his extensive experience in economics, monetary policies and financial regulations at both the governmental and academic levels.
Lewis A. Sachs has served as a member of the board of directors of Forbright, Inc. since 2023. Mr. Sachs is Co-Founder and has served as Managing Partner of Gallatin Point Capital LLC, a private investment firm, since 2016. Prior to Gallatin Point Capital LLC, Mr. Sachs was a Co-Founder, Chairman and Chief Executive Officer of Alliance Partners LLC. During the global financial crisis, Mr. Sachs served in the Obama administration at the U.S. Treasury Department as Counselor to the Secretary of the U.S. Treasury Department and the Head of the Financial Crisis Response Team. Prior to this, Mr. Sachs served as a Partner and Chairman of the Investment Committee at Mariner Investment Group, as the Chief Executive Officer of Cornerstone Asset Management, LLC, and as Vice Chairman of Perseus, LLC, a merchant bank and private equity fund management firm. During the Clinton administration, Mr. Sachs served as Assistant Secretary of the Treasury for Financial Markets. Mr. Sachs currently serves on the board of directors of Trusted Resource Underwriters Exchange, a reciprocal property insurer. Mr. Sachs earned a B.A. degree from Denison University. Mr. Sachs was selected to serve on our board of directors because of his significant private sector expertise in finance and his governmental expertise in economic and financial policy and regulation, as well as his experience with Alliance Partners LLC.
Steven M. Shafran has served as a member of the boards of directors of Forbright, Inc. since 2021 and Forbright Bank since 2023. Mr. Shafran has served as a Senior Advisor at Centerbridge Partners, LP (“Centerbridge”) since 2018. From 2011 to 2018, Mr. Shafran served as Chairman and then as a member of the board of directors of Georgia-based Hamilton State Bancshares, Inc. until it was sold to Ameris Bancorp in 2018. From 2009 to 2011, Mr. Shafran was a professor at Georgetown University’s McDonough School of Business, where he taught courses on the banking system and financial crises. From January 2008 until June of 2009, Mr. Shafran was a Senior Advisor to U.S. Treasury Secretaries Henry Paulson and Timothy Geithner, advising the U.S.

Treasury Department on its responses during the global financial crisis. Mr. Shafran currently serves on the board of directors of two of Centerbridge’s portfolio companies: as Executive Chairman of Cascade Financial Holdings since 2018 and as the director of Fairstone Bank of Canada since 2025. Mr. Shafran earned a B.A. degree from the University of California, Berkeley and an M.B.A. degree from the Harvard Business School. Mr. Shafran was selected to serve on our board of directors because of his leadership and board of directors’ experience in the financial services sector and his governmental and academic leadership in monetary policy and financial regulations.
Derek Z. Walker has served as a member of the boards of directors of Forbright, Inc. since 2023 and Forbright Bank since 2021. Mr. Walker has served as a Managing Director on the investment team at Gallatin Point Capital LLC since 2019. From 2015 to 2017, Mr. Walker served as an Associate at Thomas H. Lee Partners, LP, a private equity firm, focusing on investments in financial services businesses. From 2013 to 2015, Mr. Walker worked in the Financial Institutions Group in the Investment Banking Division at J.P. Morgan Chase & Co. Mr. Walker earned a B.A. degree from Yale University and an M.B.A. degree from Stanford Graduate School of Business. Mr. Walker was selected to serve on our board of directors because of his expertise and leadership in the financial services sector.
Board of Directors
In connection with this offering, we will amend and restate our certificate of incorporation and bylaws. Our Amended Certificate of Incorporation will provide that the number of directors of our board shall be established from time to time by our board. Immediately after this offering, our board of directors will initially be composed of 11 directors. John Delaney will continue to serve as Chairman of our board of directors.
Our Amended Certificate of Incorporation will continue to provide that our board of directors be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
•the Class I directors are John Delaney, Nancy Eberhardt, and Jason Fish, and their terms will expire at the annual meeting of stockholders to be held in 2028;
•the Class II directors are Clifford Brokaw, Cynthia Flanders, Lewis Sachs, and Steven Shafran, and their terms will expire at the annual meeting of stockholders to be held in 2029; and
•the Class III directors are Eric Hoffman, Christopher Jones, Donald Kohn, and Derek Walker, and their terms will expire at the annual meeting of stockholders to be held in 2027.
At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each director in the class will be elected to serve from the time of election and qualification until the third annual meeting following their election and until a successor is duly elected and qualified, in accordance with our Amended Certificate of Incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.
Upon the completion of this offering, we will enter into Investor Rights Agreements with certain of our existing stockholders that will provide, among other things. certain director nomination rights. See “Description of Capital Stock—Investor Rights Agreements.”
The classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Organizational Documents and the Investor Rights Agreements.”
Director Independence
Our board of directors has determined that all of our directors except Mr. Delaney are “independent directors” as defined under the listing requirements of the Nasdaq, along with the rules of the SEC. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section entitled “Certain Relationships and Related Party Transactions” to arrive at subjective and objective determinations of independence as informed by the listing requirements of the Nasdaq and the rules of the SEC.
There are no family relationships among any of our directors or executive officers.
Lead Independent Director
Our board of directors has adopted Corporate Governance Guidelines, to be effective prior to the completion of this offering of securities, that provide that if the chairman of our board of directors is not an independent director, our independent directors shall designate a lead independent director. Our independent directors has designated Nancy Eberhardt to serve as our lead independent director. As lead independent director, Ms. Eberhardt will have the following duties and responsibilities:
•serving as a liaison between senior management and the independent directors;
•facilitating discussion and open dialogue among the independent directors during board meetings, executive sessions and outside of board meetings;
•presiding at executive sessions and calling meetings of the independent directors;
•working with the chairman to develop and approve board meeting agendas, materials and schedules, including to ensure that there is sufficient time for discussion of all agenda items; and
•ensuring availability for consultation and direct communication with our stockholders, if requested and in coordination with senior management.
Committees of the Board of Directors
Our board of directors has established standing committees to assist the discharge of its responsibilities. These committees include, among others, the audit committee, the compensation committee, the nominating and corporate governance committee and the risk committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents. The following table summarizes the expected membership of each of the committees of the board of directors upon completion of this offering:

Committee	Members
Audit Committee	Steven M. Shafran (Chair) Clifford V. Brokaw IV Cynthia A. Flanders Donald L. Kohn
Nominating and Corporate Governance Committee	Jason M. Fish (Chair) Nancy K. Eberhardt Eric B. Hoffman Lewis A. Sachs Derek Z. Walker
Compensation Committee	Derek Z. Walker (Chair) Jason M. Fish Eric B. Hoffman Christopher T. Jones Steven M. Shafran
Risk Committee	Cynthia A. Flanders (Chair) Clifford V. Brokaw IV Nancy K. Eberhardt Eric B. Hoffman Christopher T. Jones Donald L. Kohn
Audit Committee. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and risk assessment and risk management. Among other things, upon completion of this offering, the audit committee will:
•annually review the audit committee charter and the committee’s performance;
•appoint, evaluate and determine the compensation of our independent auditors;
•review and approve the scope of the annual audit, the audit fee, the financial statements, significant accounting policy changes, material weaknesses identified by outside auditors or the internal audit function and risk management issues;
•prepare the audit committee report for inclusion in our proxy statement for our annual meeting;
•review disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information;
•assist the board of directors in monitoring our compliance with applicable legal and regulatory requirements;
•oversee investigations into complaints concerning financial matters, if any; and
•review other risks that may have a significant impact on our financial statements.
Our audit committee consists of Steven Shafran, Clifford Brokaw, Cynthia Flanders, and Donald Kohn, with Steven Shafran serving as chair. Rule 10A-3 under the Exchange Act and the rules of the Nasdaq require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has determined that Steven Shafran, Clifford Brokaw, Cynthia Flanders and Donald Kohn each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the rules of the Nasdaq. Each member of our audit committee also meets the financial literacy requirements of the Nasdaq.
In addition, our board of directors has determined that each of Steven Shafran, Clifford Brokaw IV and Cynthia Flanders qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which will be available on our principal corporate website at www.forbrightbank.com concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Compensation Committee. The compensation committee is responsible for discharging the board’s responsibilities relating to compensation of our executive officers and directors. Among other things, upon completion of this offering, the compensation committee will:
•evaluate human resources and compensation strategies;
•review and approve objectives relevant to executive officer compensation;
•evaluate performance and determine the compensation of the Chief Executive Officer in accordance with those objectives;
•approve any changes to non-equity-based benefit plans involving a material financial commitment;
•recommend to the board of directors compensation for directors;
•prepare the compensation committee report required by SEC rules to be included in our annual report; and
•evaluate performance in relation to the compensation committee charter.
Our compensation committee consists of Derek Walker, Jason Fish, Eric Hoffman, Christopher Jones and Steven Shafran, with Derek Walker serving as chair. Our board has determined that Derek Walker, Jason Fish, Eric Hoffman, Christopher Jones and Steven Shafran each meet the definition of “independent director” for purposes of serving on the compensation committee under the rules of the Nasdaq. All members of our compensation committee are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act.
The compensation committee has adopted a written charter that among other things, specifies the scope of its rights and responsibilities. Before completion of this offering, the charter will be available on our website at www.forbrightbank.com.
Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is responsible for, among other things:
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•evaluating the overall effectiveness of our board of directors and its committees; and
•reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines.
Our nominating and corporate governance committee consists of Jason Fish, Nancy Eberhardt, Eric Hoffman, Lewis Sachs and Derek Walker, with Jason Fish serving as chair. Our board has determined that Jason Fish, Nancy Eberhardt, Eric Hoffman, Lewis Sachs and Derek Walker each meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the rules of the Nasdaq. Our board of directors adopted a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.forbrightbank.com substantially concurrently with the completion of this offering.

Risk Committee. The risk committee is responsible for overseeing our enterprise-risk management policies, commensurate with our capital structure, risk profile, complexity, size and other risk-related factors. Among other things, the risk committee will:
•monitor our overall risk profile and review risk management policies;
•monitor our process to identify, assess and manage risks that could prevent us from achieving our business objectives;
•oversee actions relating to interest rate risk and liquidity risks;
•oversee actions relating to the activities of our enterprise risk management oversight groups; and
•facilitate communication among management, the board of directors and our enterprise risk management oversight groups.
The risk committee has adopted a written charter that specifies among other things, the scope of its rights and responsibilities. Our risk committee consists of Cynthia Flanders, Clifford Brokaw, Nancy Eberhardt, Eric Hoffman, Christopher Jones, and Donald Kohn, with Cynthia Flanders serving as chair.
Compensation Committee Interlocks and Insider Participation
Upon completion of this offering, none of the members of our compensation committee will be or will have been one of our officers or employees. In addition, none of our executive officers serves or has served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.
Code of Business Conduct and Ethics
Our board of directors has adopted a Code of Business Conduct and Ethics, to be effective prior to the completion of this offering of securities, that applies to all employees and each of our directors and officers, including our principal executive officer and principal financial officer. The purpose of the Code of Business Conduct and Ethics will be to promote, among other things, honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof. Our Code of Business Conduct and Ethics, upon the completion of this offering, will be available on our website at www.forbrightbank.com. We expect that any amendments to our Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by Nasdaq rules.
Risk Management and Oversight
Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.
The risk committee reviews, and assesses the effectiveness of, our enterprise risk management program, which is designed to assist our board of directors, management, and our business lines in identifying and monitoring major risks to mitigate potential losses or adverse impacts to the Company’s position. The risk committee also reviews the strategies, policies, procedures, reports, models and systems established by management to identify, assess, measure, and manage the major risks facing us. The audit committee is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting) and, through its oversight of our internal audit function, assessing the overall effectiveness of our risk management framework.

The compensation committee has primary responsibility for risks and exposures associated with our human resources, compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our compensation committee reviews and approves all human resources and talent-related components of our risk metrics. Further, the compensation committee, in conjunction with our President and Chief Risk Officer and other members of our senior management as appropriate, is responsible for overseeing whether our incentive compensation arrangements are consistent with our compensation philosophy and applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees.
The nominating and corporate governance committee oversees risks associated with the independence of our board of directors and potential conflicts of interest.
Our senior management is responsible for implementing and reporting to our board of directors regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.
The role of our board of directors in our risk oversight is consistent with our leadership structure, with our senior management having responsibility for identifying, assessing, measuring and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

EXECUTIVE AND DIRECTOR COMPENSATION
This section will set forth the compensation of our named executive officers (“NEOs”) prior to our initial public offering. Our NEOs for fiscal year 2025, which consist of our Chairman and Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2025, are as follows:
•John K. Delaney, Chief Executive Officer
•Donald F. Cole, President and Chief Operating Officer
•Kenneth F. Elias, Executive Vice President
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an emerging growth company, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
Summary Compensation Table for 2025
The following table sets forth information concerning the compensation paid to our NEOs during fiscal year 2025.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
John K. Delaney
Chief Executive Officer	2025	600,000	1,218,000	639,766	3,564	2,461,330
Donald F. Cole
President and Chief Operating Officer	2025	587,000	792,000	561,209	16,322	1,956,531
Kenneth F. Elias
Executive Vice President	2025	450,000	850,000	561,209	15,242	1,876,451
__________________
(1)Amounts shown in this column represent the salary earned by the NEOs in 2025.
(2)Amounts shown in this column represent the performance-based cash bonus earned by the named executive officer with respect to fiscal year 2025 performance. For more information relating to these bonuses, see the section titled “Overview of Our 2025 Executive Compensation Program—Elements of Compensation—Annual Bonus.” The amount shown for Mr. Elias also includes a one-time bonus in the amount of $250,000.
(3)Amounts shown in this column represent the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of restricted stock awards granted to each NEO under the Amended and Restated Forbright, Inc. 2014 Stock Incentive Plan (f/k/a the Congressional Bancshares, Inc. 2014 Stock Incentive Plan), as amended and restated from time to time (the “2014 Equity Plan”) in 2025. For additional information regarding assumptions used to calculate the value of such stock awards, please refer to Note 14 to our consolidated financial statements in this Registration Statement.
(4)The amounts in this column represent the following:

Named Executive Officer	Company-Paid Premiums for Group Life Insurance ($)	Company Matching Contributions under 401(k) Plan ($)
John K. Delaney	3,564	—
Donald F. Cole	2,322	14,000
Kenneth F. Elias	1,242	14,000

Overview of Our 2025 Executive Compensation Program
Elements of Compensation
Our NEOs were provided with the following primary elements of compensation in 2025:
Base Salary
Base salary represents the fixed portion of each NEO’s compensation and is intended to provide compensation for expected day-to-day performance. Our NEOs received aggregate salaries for 2025 in the amounts reported in the Summary Compensation Table.
Annual Bonus
Each of our NEOs is entitled to receive an annual incentive bonus under our Executive Incentive Plan, based on achievement of performance goals established by our board of directors, and subject to the discretion of our board of directors. In 2025, our NEOs earned cash bonuses under the Executive Incentive Plan for 2025, in the amounts reported in the Bonus column of the Summary Compensation Table, which were paid in March 2026.
In May 2026, the Company adopted the Forbright, Inc. 2026 Executive Incentive Plan (the “EIP”), effective for fiscal year 2026 following this offering, in which our NEOs and certain other senior executives are eligible to participate. Under the EIP, each participant is assigned a target bonus opportunity expressed as a percentage of such participant’s base salary. Payout of annual cash incentive awards are determined based on a combination of (i) quantitative measures, (ii) qualitative measures and (iii) individual performance. Bonuses under the EIP are expected to be paid following the compensation committee’s certification of performance results, and, unless otherwise provided in an individual agreement, a participant must remain employed with the Company through the bonus payment date to be eligible to receive a bonus. All 2026 EIP payouts will be made and delivered entirely in cash.
Equity-based compensation
A portion of the annual incentive bonus under our Executive Incentive Plan is paid in the form of restricted stock awards under the 2014 Equity Plan. In 2025, our NEOs received restricted stock awards under the 2014 Equity Plan with respect to each NEO’s annual incentive bonus for fiscal year 2024. The restricted stock awards granted in 2025 had a grant date fair value reported in the Stock Awards column of the Summary Compensation Table and vest in equal annual installments over five years. Each NEO also received a restricted stock award under the 2014 Equity Plan in 2026 with respect to each NEO’s annual incentive bonus for fiscal year 2025. The number of restricted stock awards granted in 2026 to each NEO is reflected in the table below:

Name	Number of Restricted Stock Awards Granted in 2026
John K. Delaney	18,000
Donald F. Cole	17,610
Kenneth F. Elias	13,500
Retirement and Other Employee Benefits
Each of our NEOs is eligible to participate in our qualified defined contribution retirement plan (i.e., our 401(k) Plan), a multiple employer plan. Under the terms of the 401(k) Plan, the Company makes a matching contribution of 100% up to 4% of employee compensation contributed. Our NEOs are also eligible to participate in the health and welfare benefit plans that are generally available to our full-time employees, subject to the satisfaction of certain eligibility requirements.

Employment Agreements with our NEOs
Prior to the completion of this offering, we entered into amended employment agreements with Mr. Delaney and Mr. Cole. The terms of their respective employment agreements are summarized below. The following summary of the agreements with Mr. Delaney and Mr. Cole does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of such agreements attached to this prospectus.
Employment Agreement with John K. Delaney
We expect to enter into, prior to the consummation of this offering, a Second Amended and Restated Employment Agreement with Mr. Delaney (the “Delaney Employment Agreement”), which amends and restates Mr. Delaney’s original employment agreement (effective as of February 12, 2021 and as amended through June 27, 2024). The Delaney Employment Agreement provides an initial three-year term that automatically renews for successive one-year periods unless either party provides prior written notice of non-renewal (with a non-renewal by the Company treated as a termination without cause and a non-renewal by Mr. Delaney treated as a resignation without good reason). Pursuant to the Delaney Employment Agreement, Mr. Delaney will receive an annual base salary of $700,000 (which may be increased but not decreased), will be eligible to participate in the EIP or other annual bonus plan with a target annual bonus of at least 150% of his base salary, and will be eligible to receive an annual long-term incentive award with a target grant date fair value of at least $2,000,000 under the 2026 Omnibus Incentive Plan (as defined below). Mr. Delaney will also be provided with a full-time executive assistant and is also entitled to participate in our employee benefit arrangements and to receive reimbursement for reasonable and necessary business expenses.
The Delaney Employment Agreement provides that, in the event of a termination of Mr. Delaney’s employment by the Company without cause or a resignation by Mr. Delaney for good reason (each as defined in the Delaney Employment Agreement) outside of the 24-month period immediately following the consummation of a change in control (as defined in the Delaney Employment Agreement) (the “Change in Control Period”), Mr. Delaney will be entitled, subject to his execution and non-revocation of a general release of claims, to: (i) a cash severance payment equal to 1.5 times the sum of his base salary and the average annual incentive bonus paid to him for the two years prior to the year of termination, payable in equal installments during the 18-month period following such termination, (ii) an annual cash bonus equal to his target annual bonus for the year of termination, and (iii) Company-paid COBRA premiums for up to 18 months (or equivalent monthly cash payments). If such termination without cause or resignation for good reason occurs during the Change in Control Period, then Mr. Delaney will instead be entitled, subject to the release requirement, to: (i) a lump sum cash payment equal to 2.0 times the sum of his base salary and target annual bonus, payable at the time of such termination, (ii) an annual cash bonus equal to his target annual bonus for the year of termination, and (iii) Company-paid COBRA premiums for up to 18 months (or equivalent monthly cash payments). In addition, upon a termination of Mr. Delaney’s employment by the Company without cause, by reason of Mr. Delaney’s death or disability or by Mr. Delaney for good reason, (i) any equity awards (x) granted prior to this offering and (y) granted after this offering and more than one year prior to the termination will fully vest, and all applicable exercisability restrictions will lapse, (ii) any equity awards granted after this offering but within one year prior to the termination will vest on a pro-rata basis, and (iii) any performance-based equity awards granted after this offering will be treated and determined under the applicable award agreement. The Delaney Employment Agreement also contains standard restrictive covenants, including confidentiality and 18-month post-termination non-competition and non-solicitation obligations.
Employment Agreement with Donald F. Cole
We expect to enter into, prior to the consummation of this offering, an Amended and Restated Employment Agreement with Mr. Cole (the “Cole Employment Agreement”), which amends and restates Mr. Cole’s original employment agreement (effective as of February 12, 2021 and as amended through June 27, 2024). The Cole Employment Agreement provides an initial three-year term that automatically renews for successive one-year periods unless either party provides prior written notice of non-renewal (with a non-renewal by the Company treated as a termination without cause and a non-renewal by Mr. Cole treated as a resignation without good reason). Pursuant to the Cole Employment Agreement, Mr. Cole will receive an annual base salary of $600,000 (which may be increased but not decreased), will be eligible to participate in the EIP or other annual bonus plan with a target annual bonus of 100% of his base salary, and will be eligible to receive an annual long-term incentive award with a target grant date fair value equal to 100% of his base salary under the 2026 Omnibus Incentive Plan. Mr. Cole is also entitled to participate in our employee benefit arrangements and to receive reimbursement for reasonable and necessary business expenses.
The Cole Employment Agreement provides that, in the event of a termination of Mr. Cole’s employment by the Company without cause or a resignation by Mr. Cole for good reason (each as defined in the Cole Employment Agreement) outside of the Change in Control Period, Mr. Cole will be entitled, subject to his execution and non-revocation of a general release of claims, to: (i) a cash severance payment equal to 3.0 times his base salary in effect on the date of termination, payable in equal installments during the 18-month period following such termination (ii) an annual cash bonus equal to his target annual bonus for the year of termination, and (iii) Company-paid COBRA premiums for up to 18 months (or equivalent monthly cash payments). If such termination without cause or resignation for good reason occurs during the Change in Control Period, then Mr. Cole will instead be entitled, subject to the release requirement, to: (i) a lump sum cash payment equal to 2.0 times the sum of his base salary and target annual bonus, payable at the time of such termination, (ii) an annual cash bonus equal to his target annual bonus for the year of termination, and (iii) Company-paid COBRA premiums for up to 18 months (or equivalent monthly cash payments). In addition, upon a termination of Mr. Cole’s employment by the Company without cause, by reason of Mr. Cole’s death or disability or by Mr. Cole for good reason, (i) any equity awards (x) granted prior to this offering and (y) granted after this offering and more than one year prior to the termination will fully vest, and all applicable exercisability restrictions will lapse, (ii) any equity awards granted after this offering but within one year prior to the termination will vest on a pro-rata basis, and (iii) any performance-based equity awards granted after this offering will be treated and determined under the applicable award agreement. The Cole Employment Agreement also contains standard restrictive covenants, including confidentiality and 18-month post-termination non-competition and non-solicitation obligations.
Amended and Restated Forbright, Inc. 2014 Stock Incentive Plan
We currently sponsor the 2014 Equity Plan. The purposes of the 2014 Equity Plan are (i) assisting the Company and its affiliates in the recruitment and retention of persons with ability and initiative, (ii) providing an incentive to such persons to contribute to the growth and success of the Company’s businesses by affording such persons equity participation in the Company, and (iii) associating the interests of such persons with those of the Company and its affiliates and stockholders.
Summary of Plan Terms
The aggregate number of shares that may be issued pursuant to awards granted under the 2014 Equity Plan will not exceed 12,500,000.
The 2014 Equity Plan is administered by the compensation committee of our board of directors (and certain authorized officers with respect to certain matters relating to the 2014 Equity Plan), as delegated by the board of directors in accordance with the 2014 Equity Plan. The administrator may interpret and make determinations with respect to the 2014 Equity Plan or any award granted thereunder. The 2014 Equity Plan permits the administrator, among other things, to designate grantees, to determine the number of shares to be covered by awards, to determine the terms and conditions of any award, to determine whether and under what circumstances, option may be settled in cash, shares or other property, to amend, cancel or accelerate the vesting of or lapse of restrictions on an outstanding award, to reduce the exercise price of any option and to make all other determinations necessary or advisable for the administration of the 2014 Equity Plan.
We may issue stock options, restricted stock awards and stock appreciation rights (“SARs”) under the 2014 Equity Plan. The exercise price of all options granted under the 2014 Equity Plan is not less than 100% of the fair market value of a share on the date of grant. The maximum term of all stock options granted under the 2014 Equity Plan will not exceed ten years. Each stock option will vest and become exercisable at such time and subject to such terms and conditions as determined by the administrator in the applicable individual option agreement.
Restricted stock awards may be granted under the 2014 Equity Plan. The administrator will determine the purchase price, vesting schedule and other terms and conditions applicable to the grant of restricted stock awards.

We may also grant SARs under the 2014 Equity Plan. Each SAR will vest and become exercisable at such time and subject to such terms and conditions as determined by the administrator in the applicable individual award agreement.
If the Company is merged or consolidated with another entity or sells or otherwise disposes of substantially all of its assets to another entity while awards remain outstanding under the 2014 Equity Plan, unless continued, assumed or substituted with appropriate adjustment made, all outstanding awards which have not been continued, assumed or for which a substituted award has not been granted will, be vested and exercisable immediately prior to such merger, consolidation or sale.
The Company or an affiliate will have the right, before any award is settled, to deduct or withhold from any payment owed to a participant any amount that is necessary in order to satisfy any withholding requirement.
The 2014 Equity Plan became effective on June 25, 2014, which is the date that the board of directors adopted the 2014 Equity Plan, and was amended and restated on March 27, 2026. The 2014 Equity Plan will terminate on March 27, 2036, and no awards will be granted after that date.
Upon the adoption of the 2026 Omnibus Incentive Plan, as described below, no additional awards will be granted under the 2014 Equity Plan.
Forbright, Inc. 2026 Omnibus Incentive Plan
Introduction
Our board of directors and stockholders approved the Forbright, Inc. 2026 Omnibus Incentive Plan (the “2026 Omnibus Incentive Plan”) which will be effective prior to the completion of this offering. The purpose of the 2026 Omnibus Incentive Plan will be to provide additional incentives to selected officers, employees, non-employee directors, independent contractors and consultants of the Company or its affiliates.
While we intend to issue stock-based awards in the future to employees as a recruiting and retention tool, we have not established specific parameters regarding future grants to our employees or other service providers. The board of directors or a committee or subcommittee that the board of directors may appoint to administer the 2026 Omnibus Incentive Plan, will determine the specific criteria surrounding other equity issuances under the 2026 Omnibus Incentive Plan. The following description summarizes the terms of the 2026 Omnibus Incentive Plan.
Summary of Plan Terms
Share Reserve. As of the completion of this offering, the number of shares of our Class A common stock reserved and available for issuance under the 2026 Omnibus Incentive Plan will be equal to 8% of the total number of outstanding shares of our common stock on a fully diluted basis as of immediately following the completion of this offering (without giving effect to any exercise by the underwriters of their option to purchase additional shares in this offering) resulting in 5,268,702 shares of Class A common stock, based on 7,900,000 shares of Class A common stock offered by us. The maximum number of shares of our Class A common stock reserved for issuance under the 2026 Omnibus Incentive Plan will be subject to an annual increase on the first day of each fiscal year during the term of the 2026 Omnibus Incentive Plan, equal to the lesser of (x) 5% of the aggregate number of shares of our common stock issued and outstanding on December 31 of the immediately preceding fiscal year and (y) such smaller number of shares of our common stock as is determined by the administrator.
Shares of our Class A common stock subject to an award under the 2026 Omnibus Incentive Plan that remain unissued upon the cancellation, termination or expiration of the award will again become available for grant under the 2026 Omnibus Incentive Plan. In addition, shares of our Class A common stock that are exchanged by a participant or withheld by us as full or partial payment in connection with any award under the 2026 Omnibus Incentive Plan, as well as any shares of our Class A common stock exchanged by a participant or withheld by us to satisfy the tax withholding obligations related to any award, will again be available for subsequent awards under the 2026 Omnibus Incentive Plan. Furthermore, to the extent an award is paid or settled in cash, the number of shares of our common stock previously subject to the award will again be available for grants pursuant to the 2026 Omnibus

Incentive Plan, and to the extent that an award can only be settled in cash, such award will not be counted against the total number of shares of our Class A common stock available for grant under the 2026 Omnibus Incentive Plan.
No participant who is a non-employee director of the Company will, in respect of service as a non-employee director, be granted awards during any calendar year that, when aggregated with such non-employee director’s cash fees with respect to such calendar year, exceed $750,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards), excluding compensation as approved by the board of directors in extraordinary circumstances (including but not limited to compensation paid to a non-employee director who was appointed to serve as an interim officer of the Company or its affiliate, or for the non-employee director’s service as a consultant or former employee of the Company or its affiliate). The administrator may make exceptions to increase such limit to $1,000,000 for an individual non-employee director in the non-employee director’s first year of service or in any year during which the non-employee director serves in a position of board leadership (e.g., as the non-executive chair or lead independent director of the board of directors), as the administrator may determine in its sole discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation involving such non-employee director.
Administration. The administrator may interpret the 2026 Omnibus Incentive Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2026 Omnibus Incentive Plan. The 2026 Omnibus Incentive Plan permits the administrator to: (i) select the officers, employees, non-employee directors, independent contractors and consultants who will receive awards; (ii) determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of our Class A common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award; and (iii) amend the terms and conditions of outstanding awards.
Awards. The 2026 Omnibus Incentive Plan will provide for the issuance of options, SARs, restricted stock, restricted stock units (“RSUs”), stock bonuses, other stock-based awards and cash awards.
•RSUs and Restricted Stock. RSUs, performance-based RSUs (“PSUs”) and restricted stock may be granted under the 2026 Omnibus Incentive Plan. The administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs, PSUs and restricted stock. If the restrictions, performance objectives or other conditions determined by the administrator are not satisfied, the RSUs, PSUs and restricted stock will be forfeited. Subject to the provisions of the 2026 Omnibus Incentive Plan and the applicable individual award agreement, the administrator may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service, or a participant’s death or disability. The rights of RSU, PSU and restricted stockholders upon a termination of employment or service will be set forth in individual award agreements.
Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted stock. Any dividends declared during the restricted period with respect to such restricted stock will, to the extent set forth in the applicable award agreement, be payable either currently, at the time (and to the extent) that the underlying shares of restricted stock vest, or in the form of additional shares of restricted stock that are subject to the same vesting and other terms and conditions as the underlying shares of restricted stock. During the restricted period, participants with RSUs and PSUs will generally not have any rights of a stockholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights either currently, at the time (and to the extent) that the shares of our Class A common stock related to such awards are delivered to the participant, or in the form of additional awards that are subject to the same vesting and other terms and conditions as the original awards.
•Options. We may issue stock options under the 2026 Omnibus Incentive Plan. Options granted under the 2026 Omnibus Incentive Plan may be in the form of non-qualified options or “incentive stock options” within the meaning of Section 422 of the Code, as set forth in the applicable individual option award agreement. The exercise price of all options granted under the 2026 Omnibus Incentive Plan will be determined by the administrator, but in no event may the exercise price be less than 100% of the fair market value of the related shares of our Class A common stock on the date of grant. The maximum term of all stock options granted under the 2026 Omnibus Incentive Plan will be determined by the administrator but may not exceed ten years. Each stock option will vest and become exercisable (including in the event of the participant’s termination of employment or service) at such time and subject to such terms and conditions as determined by the administrator in the applicable individual option agreement.
•SARs. SARs may be granted under the 2026 Omnibus Incentive Plan either alone or in conjunction with all or part of any option granted under the 2026 Omnibus Incentive Plan. A free-standing SAR granted under the 2026 Omnibus Incentive Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our Class A common stock over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of an option under the 2026 Omnibus Incentive Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our Class A common stock over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related shares of our Class A common stock on the date of grant. The maximum term of all SARs granted under the 2026 Omnibus Incentive Plan will be determined by the administrator but may not exceed ten years. The administrator may determine to settle the exercise of a SAR in shares of our Class A common stock, cash, or any combination thereof.
Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service) at such time and subject to such terms and conditions as determined by the administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.
•Other Stock-Based Awards. Other stock-based awards, valued in whole or in part by reference to, or otherwise based on, shares of our Class A common stock (including dividend equivalents) may be granted under the 2026 Omnibus Incentive Plan. The administrator will determine the terms and conditions of such other stock-based awards, including the number of shares of our Class A common stock to be granted pursuant to such other stock-based awards, the manner in which such other stock-based awards will be settled (e.g., in shares of our Class A common stock or cash or other property), and the conditions to the vesting and payment of such other stock-based awards (including the achievement of performance objectives).
Bonuses payable in fully vested shares of our Class A common stock and awards that are payable solely in cash may also be granted under the 2026 Omnibus Incentive Plan.
Equitable Adjustments. In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, corporate transaction or event, special or extraordinary dividend or other extraordinary distribution (whether in the form of shares of our Class A common stock, cash or other property), stock split, reverse stock split, subdivision or consolidation, combination, exchange of shares, or other change in corporate structure affecting the shares of our Class A common stock, an equitable substitution or proportionate adjustment shall be made, at the sole discretion of the administrator, in (i) the aggregate number of shares of our Class A common stock reserved for issuance under the 2026 Omnibus Incentive Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the 2026 Omnibus Incentive Plan, (iii) the kind, number and purchase price of shares of our Class A common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs, PSUs, stock bonuses and other stock-based awards granted under the 2026 Omnibus Incentive Plan, or (iv) the performance goals and periods applicable to award granted under the 2026 Omnibus Incentive Plan. Equitable substitutions or adjustments other than those listed above may also be made as determined by the administrator.

Change in Control. In the event that a “change in control” (as defined below) occurs, each award will be treated as determined by the administrator without requiring the consent of the participant to such treatment and without any obligation to treat all awards in the same manner. Such treatment may include one or more of the following: (i) the continuation of the awards by us, with any appropriate equitable substitutions or adjustments as determined by the administrator, (ii) the assumption of the awards, or the substitution of substantially equivalent awards, by the successor or acquiring entity in the change in control, with any appropriate equitable substitutions or adjustments as determined by the administrator, and/or (iii) the cancellation of the awards in exchange for a payment in cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of our Class A common stock, cash or other property covered by such awards over the aggregate exercise price or base price, if any, of such awards (provided that, in the discretion of the administrator, such payment may be made in installments and may be deferred until the date or dates when the original awards would have otherwise become exercisable or vested), but if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of the shares of our Class A common stock, cash or other property covered by such award, the administrator may cancel the award without the payment of any consideration to the participant.
If a change in control occurs and any award is not assumed, substituted or canceled in connection with the change in control as described above, then: (i) any unvested or exercisable portion of any award carrying a right to exercise will become fully vested and exercisable effective as of immediately prior to the consummation of the change in control and will be terminated if such award is not exercised prior to the consummation of the change in control and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any awards will lapse and such awards will be deemed fully vested and will be settled in full effective immediately prior to the consummation of the change in control. Except as provided in the applicable award agreement, any performance conditions imposed with respect to the awards shall be deemed to be achieved at the greater of target and actual performance levels as of the date of the change in control.
For purposes of any outstanding awards under the 2026 Omnibus Incentive Plan, a “change in control” means (i) any person becoming the beneficial owner of securities representing more than 50% of the combined voting power of our then outstanding securities, (ii) the directors serving on the board of directors as of the effective date of the 2026 Omnibus Incentive Plan, or directors whose appointment by the board of directors was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the effective date or whose appointment was previously so approved cease to constitute a majority of the number of directors then serving on the board of directors, (iii) a merger or consolidation of the Company, other than (1) a merger or consolidation which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent at least 50% of the combined voting power of the securities of the Company and individuals who comprise the board of directors immediately prior to the merger or consolidation constituting at least a majority of the board of directors of the surviving entity, or (2) a merger or consolidation effected to implement a recapitalization of the Company or a similar transaction, or (iv) a liquidation or dissolution of the Company or a consummated agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.
Withholding Taxes. With respect to any award granted under the 2026 Omnibus Incentive Plan, each participant will be required to make arrangements satisfactory to the administrator regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions, as determined by the Company. We have the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of our Class A common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of our Class A common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy our withholding obligation with respect to any award, including, with the approval of the administrator, by allowing the participant to engage in broker-assisted cashless exercise or settlement procedures (including sales in open market transactions) to generate an amount of net proceeds (after deducting commissions) not exceeding the applicable taxes to be withheld.
Amendment and Termination. The 2026 Omnibus Incentive Plan provides the administrator with the authority to amend, alter or terminate the 2026 Omnibus Incentive Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent, except as deemed necessary or advisable by the administrator for the purpose of complying with any applicable law, government regulation or stock exchange listing requirement. The administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law.
The 2026 Omnibus Incentive Plan will terminate on the tenth anniversary of the effective date of the 2026 Omnibus Incentive Plan (although awards granted before that time will remain outstanding in accordance with their terms).
Forbright, Inc. Employee Stock Purchase Plan
Introduction
Our board of directors and stockholders approved the Forbright, Inc. Employee Stock Purchase Plan (the “ESPP”) prior to the completion of this offering, which will be effective on the date immediately preceding the date on which the registration statement on Form S-1 of this offering is declared effective by the SEC. The purpose of the ESPP is to facilitate our employees’ participation in the ownership of the company by providing our employees with an opportunity to purchase shares of our Class A common stock. To accomplish this purpose, the ESPP permits our employees to contribute between 1% and 15% of their compensation to purchase shares of our Class A common stock at a discounted purchase price. The following description summarizes the terms of the ESPP.
Summary of Plan Terms
Share Reserve. As of the completion of this offering, the number of shares of our Class A common stock reserved and available for purchase under the ESPP will be equal to 1.5% of the total number of outstanding shares of our Class A common stock on a fully diluted basis as of immediately following the completion of this offering (without giving effect to any exercise by the underwriters of their option to purchase additional shares in this offering) resulting in 987,881 shares of Class A common stock, based on 7,900,000 shares of Class A common stock offered by us. The maximum number of shares of our Class A common stock reserved for issuance under the ESPP will be subject to an annual increase on the first day of each fiscal year during the term of the ESPP, equal to the lesser of (x) 1% of the aggregate number of shares of our common stock issued and outstanding on December 31 of the immediately preceding fiscal year and (y) such smaller number of shares of our common stock as is determined by the administrator. In no event will the maximum number of shares of our Class A common stock available for issuance under the ESPP exceed 11.5% of the total number of outstanding shares of our Class A common stock on a fully diluted basis as of immediately following the completion of this offering.
Administration. The board of directors or a committee or subcommittee that the board of directors may appoint to administer the ESPP, will administer the ESPP and will have full and exclusive authority to construe, interpret and apply the terms of the ESPP, determine eligibility to participate under the ESPP, and adjudicate and resolve disputes under the ESPP.
Eligibility. Employees who are employed on the first day of any offering period will generally be eligible to participate in the ESPP, except that no employee will be eligible to participate in the ESPP if, (i) they have been a regular employee of the company for less than two years prior to the offering period, (ii) they are customarily employed for 20 hours or less per week, (iii) they are customarily employed not more than five months in any calendar year, (iv) they are a “highly compensated employee” of the company within the meaning of Section 414(q) of the Code, or (v) immediately after the grant of an option to purchase shares under the ESPP, that employee would own 5% or more of the total combined voting power or value of all classes of our Class A common stock.
Participation. In order to participate in the ESPP, an employee who is eligible at the beginning of an offering period will authorize payroll deductions between 1% and 15% of compensation on an after-tax basis for each payroll date during the offering period. A participant may not make any separate cash payment into the participant’s account, but may alter the amount of the participant’s payroll deductions during an offering period and may withdraw from participation. No participant may accrue options to purchase shares of our Class A common stock at a rate that exceeds $25,000 in fair market value of our Class A common stock (determined as of the first day of the offering period during which such rights are granted) for each year in which such rights are outstanding at any time.
Offerings and Offering Periods. The ESPP may be implemented after the completion of this offering by one or more offering periods established in the discretion of the administrator. Each offering will commence at such time and be of such duration not to exceed 27 months, as determined by the administrator prior to the start of the applicable offering period, with purchases being made on the last trading day of each offering period. On the last day of an offering period, also referred to as the exercise date, a participant’s accumulated payroll deductions will be used to purchase shares of our Class A common stock. The maximum number of full shares subject to the option (but, in any event, not in excess of 10,000 shares of our Class A common stock in any offering period) will be purchased for the participant at the applicable purchase price with the accumulated payroll deductions in the participant’s account. The applicable purchase price will be established by the administrator in advance of the applicable offering period, provided that such amount may not be less than the lesser of either (i) 85% of the fair market value of a share of our Class A common stock on the first day of the offering period or (ii) 85% of the fair market value of a share of our Class A common stock on the exercise date. Participants will not be entitled to any dividends or voting rights with respect to options to purchase shares of our Class A common stock under the ESPP. Shares of our Class A common stock received upon exercise of an option will be entitled to receive dividends on the same basis as other outstanding shares of our Class A common stock.
Withdrawal or Termination of Employment. A participant may withdraw all, but not less than all, of the payroll deductions and other contributions credited to the participant’s account for the applicable offering period by delivery of notice prior to the exercise date for such offering period. If a participant’s employment is terminated for any reason on or before the exercise date, the participant will be deemed to have elected to withdraw from the ESPP, and the accumulated payroll deductions held in the participant’s account will be returned to the participant.
Adjustments Upon Changes in Capitalization, Dissolution, Merger or Asset Sale. In the event of a dividend or distribution, stock split, reverse stock split, spin-off or other similar transaction, or other change in corporate structure affecting shares of our Class A common stock or their value, the number of shares of our Class A common stock reserved for issuance under the ESPP, the purchase price per share, and the maximum number of shares that may be purchased on an exercise date will be equitably adjusted to reflect changes in our Class A common stock effected without consideration being paid to us. In the event of a proposed sale of all or substantially all of our assets or a merger of us with or into another corporation, the administrator may determine in its discretion to shorten the offering period then in progress and set as the new exercise date the date immediately prior to the date of any transaction or event described above and provide for necessary procedures to effectuate such actions. If no new exercise date is set under the ESPP, participant contributions in respect of an open offering period will be refunded to participants.
Amendment or Termination. The administrator may at any time or for any reason amend or terminate the ESPP. Except as necessary to comply with applicable laws or regulations, no such amendment or termination may adversely affect an option previously granted without the consent of such participant. The ESPP will continue in effect until terminated pursuant to the terms of the ESPP.
Without stockholder consent and without regard to whether any participant rights may be considered to have been adversely affected, the administrator will have the authority to change the offering periods or exercise date, change the maximum number of shares of our Class A common stock purchasable per participant on any exercise date, limit the frequency and/or number of changes in the amount withheld during offering periods, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in our processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of our Class A common stock for each participant properly correspond with amounts withheld from the participant’s compensation, and establish such other limitations or procedures as administrator determines.

Retention Program
In connection with this offering, the Company adopted an employee retention program (the “Retention Program”) pursuant to which certain employees, including our NEOs, received retention awards consisting of cash awards and restricted stock awards. Under the Retention Program, each NEO received a cash retention award (the “Cash Award”), and a one-time award of shares of restricted stock (the “Restricted Stock Award”) granted under the 2014 Equity Plan, subject to the terms and conditions set forth in a restricted stock award agreement. The Cash Awards and Restricted Stock Awards granted to each NEO will vest in three equal installments on the first, second, and third anniversaries of April 29, 2026, subject to the NEO’s continued employment or service with the Company or one of its affiliates through the applicable vesting date, except as otherwise provided in the NEO’s applicable severance or employment arrangements or the applicable restricted stock award agreement.
The following table sets forth the Cash Awards and Restricted Stock Awards granted to each of the Company’s NEOs under the Retention Program:

Named Executive Officer	Cash Awards Granted in 2026 under the Retention Program ($)	Number of Restricted Stock Awards Granted in 2026 under the Retention Program
John K. Delaney	812,500	121,875
Donald F. Cole	725,000	108,749
Kenneth F. Elias	500,000	75,000
Clawback Policy
Our board of directors has adopted, to be effective prior to the completion of this offering of securities the Forbright, Inc. Executive Compensation Clawback Policy, which is compliant with listing rules as required by the Dodd-Frank Act.

Outstanding Equity Awards at Fiscal Year-End
The following table shows all outstanding equity awards held by each of our NEOs as of December 31, 2025.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Stock Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Stock Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John K. Delaney	4/15/2021	1,060,000	265,000		12.63	4/15/2031
	4/15/2021	1,312,000	328,000		16.70	4/15/2031
	4/15/2021			420,000	12.63	4/15/2031
	4/15/2021			420,000	12.63	4/15/2031
	3/13/2025						38,195	768,865
Donald F. Cole	4/15/2021	208,000	52,000		12.63	4/15/2031
	4/15/2021	260,000	65,000		16.70	4/15/2031
	4/15/2021			88,600	12.63	4/15/2031
	4/15/2021			88,600	12.63	4/15/2031
	3/13/2025						33,505	674,456
Kennth F. Elias	7/1/2021	80,000	20,000		12.63	7/1/2031
	7/1/2021	120,000	30,000		16.70	7/1/2031
	7/1/2021			30,000	12.63	7/1/2031
	7/1/2021			30,000	12.63	7/1/2031
	2/16/2022	15,600	10,400		16.70	2/16/2032
	2/16/2022			7,000	13.50	2/16/2032
	2/16/2022			7,000	13.50	2/16/2032
	3/13/2025						33,505	674,456
___________________
(1)Amounts shown in these columns represent option awards issued under our 2014 Equity Plan. These option awards are subject to time-based vesting conditions and expire ten years from the date of grant. Twenty percent (20%) of the original number of shares subject to each option award vests on each of the first five anniversaries of the grant date or, in the case of those option awards granted on July, 1, 2021, on each of the first five anniversaries of April 15, 2021, generally subject to the grantee’s continued employment or service through the applicable vesting date.
(2)Amounts shown in this column represent option awards issued under our 2014 Equity Plan. These option awards are subject to both time-based vesting conditions and performance-based vesting conditions and expire ten years from the date of grant. Twenty percent (20%) of the original number of shares subject to each option award vests on each of the first five anniversaries of the grant date, subject to the grantee’s continued employment or service through the applicable vesting date. Once vested, the options only become exercisable following the achievement of specified stock price targets at the earlier of (i) the time of a sale transaction or public offering or (ii) the fifth anniversary of the date of grant.
(3)Amounts shown in this column represent stock awards issued under our 2014 Equity Plan. These stock awards are subject to time-based vesting conditions. Twenty percent (20%) of the original number of shares subject to each stock award vests on each of the first five anniversaries of the grant date, generally subject to the grantee’s continued employment or service through the applicable vesting date.

Director Compensation
The following table sets forth information concerning the compensation paid to our non-employee directors during the fiscal year ended December 31, 2025.

Name and Principal Position	Fees Earned or Paid in Cash ($)(1)	Total ($)
Christopher T. Jones	79,500	79,500
Cynthia A. Flanders	87,500	87,500
Donald L. Kohn	150,000	150,000
Jason M. Fish	64,000	64,000
Nancy K. Eberhardt	85,000	85,000
__________________
(1)Amounts shown in this column represent all fees earned or paid in cash for services as directors in 2025.
Forbright, Inc. Non-Employee Director Compensation Policy
Introduction
In connection with the completion of this offering, we have adopted the Forbright, Inc. Non-Employee Director Compensation Policy (the “Director Compensation Policy”), pursuant to which our non-employee directors will generally be eligible to receive annual cash retainers and equity awards for service on the board of directors and committees thereof. The Director Compensation Policy will be effective on the date immediately after the registration statement on Form S-1 of this offering is declared effective by the SEC. Following the implementation of the Director Compensation Policy, its terms and conditions will remain subject to modification from time to time. The following description summarizes the terms of the Director Compensation Policy.
Cash Compensation
Each non-employee director receives an annual cash retainer of $50,000. Non-employee directors serving in the following roles receive the following additional annual cash retainers. Cash retainers are payable in equal quarterly installments in arrears and pro-rated for partial quarters of service.
•Lead Independent Director: $30,000
•Audit Committee Chair: $25,000
•Compensation Committee Chair: $15,000
•Nominating and Corporate Governance Committee Chair: $15,000
•Risk Committee Chair: $15,000
•Audit Committee Member (other than the Chair): $10,000
•Compensation Committee Member (other than the Chair): $5,000
•Nominating and Corporate Governance Committee Member (other than the Chair): $5,000
•Risk Committee Member (other than the Chair): $5,000
Non-employee directors may elect to receive cash retainers in the form of deferred stock units, in accordance with and subject to the conditions of the Company’s Non-Employee Director Deferred Compensation Plan, as amended from time to time (the “Deferred Compensation Plan”).

Equity Compensation
On the date of each annual meeting of stockholders, each non-employee director then serving will automatically receive a grant of RSUs under the 2026 Omnibus Incentive Plan with a grant date value of $85,000, based on the closing price of our Class A common stock on Nasdaq on the last trading day preceding the grant date, subject to the 2026 Omnibus Incentive Plan and the applicable award agreements. Annual RSU grants vest on the earlier of the next annual meeting or the first anniversary of the grant date, subject to continuous service. A director’s failure to be re-elected or decision not to stand for re-election will not cause otherwise vested grants to be forfeited. Directors appointed between annual meetings will receive a pro-rated RSU grant that vests at the next annual meeting. Notwithstanding the foregoing, for the year in which this offering is completed, the annual RSU grant to directors will be made on the date of completion of this offering, resulting in the issuance of an aggregate of 37,027 RSUs to non-employee directors, based on the initial public offering price of $18.00 per share of Class A common stock. The RSUs will vest on the date of the first annual meeting occurring in the following fiscal year, and will be ratably increased to reflect the extended vesting period. Unvested RSUs are forfeited upon termination of service, except as provided in the applicable award agreement. Vested RSUs are settled in shares of our Class A common stock no later than March 15 of the year following the year of vesting, unless the director elects deferral under the Deferred Compensation Plan. All equity awards are subject to the Company’s Stock Ownership Guidelines and the 2026 Omnibus Incentive Plan, including, without limitation, the annual total compensation limit set forth under the 2026 Omnibus Incentive Plan.
Each non-employee director may elect to defer the settlement of RSUs in accordance with and subject to the conditions of the Deferred Compensation Plan.
Expense Reimbursement
The Company reimburses non-employee directors for ordinary, necessary, and reasonable out-of-pocket travel expenses incurred in connection with in-person attendance in Board and committee meetings, in accordance with the then effective Company’s travel and expense policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Executive and Director Compensation,” this section describes transactions, or series of related transactions, since January 1, 2023 to which we were a party or will be a party, in which:
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock (each, a “5% Holder”), or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.
Ordinary Banking Relationships
Certain of our officers, directors and principal stockholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Bank, us or our affiliates in the ordinary course of business. These transactions include deposits, accounts and other financial services-related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons and customers not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. We expect to continue to enter into such relationships and transactions in the ordinary course of business on similar terms with our directors, executive officers and beneficial holders, as well as their immediate family members and affiliates.
Other Transactions
BancAlliance
Certain of our employees, namely Lori Bettinger (President of Alliance Partners), Donald F. Cole (President and Chief Operating Officer of Forbright, Inc. and President and Chief Executive Officer of Forbright Bank) and Michael A. Housley (Forbright, Inc. and Forbright Bank’s Chief Accounting Officer), serve as officers of BancAlliance, for which Alliance Partners serves as asset manager. We source loans for our own balance sheet and make those loans available for sale through the BancAlliance program. Loans sold through BancAlliance are immediately sold to its members. The terms of these loan sales, including pricing, are governed by a master participation agreement for the program that applies uniformly to all BancAlliance members. BancAlliance, in the ordinary course of business enters into a master participation agreement with each of its members to provide for the sale, administration and servicing of loans that members buy participations in from BancAlliance. The terms of the master participation agreement are customary for this type of arrangement and include terms relating to how the loans will be serviced, the purchase price of the participation, the fees paid to BancAlliance and how lender decisions with respect to the loans will be made. BancAlliance is a pass-through participant and does not retain any economic interest or incur any accounting impact from the program.
Transactions with BancAlliance for first quarter 2026 and fiscal years 2025 and 2024, and amounts due from BancAlliance as of March 31, 2026, December 31, 2025, and December 31, 2024, are set forth in the following table:

(in thousands)	March 31, 2026	December 31, 2025	December 31, 2024
Loans sold through BancAlliance	$36,276	$228,275	$261,653
Net gains realized on loans sold through BancAlliance	$226	$1,828	$3,219
Amounts due from BancAlliance related to funding and expense advancements	$1,478	$6,035	$161

Executive Compensation
Please see the section entitled “Executive and Director Compensation” for information regarding the compensation of our directors and executive officers. Certain of our executive officers and our directors were granted shares of the Company’s common stock during 2025. For more information, see the section entitled “Executive and Director Compensation.”
Indemnification of Directors and Officers
Our Amended Bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our Amended Certificate of Incorporation will provide that our directors and officers will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. We entered into new indemnification agreements with each of our directors and executive officers before the completion of this offering.
Policies and Procedures for Related Person Transactions
Transactions by us or the Bank with related parties are subject to formal written policies that are designed to ensure compliance with regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act, which govern certain transactions between the Bank and its affiliates, and Regulation O, which governs certain extensions of credit by the Bank to directors, executive officers, principal stockholders and their related interests. Any related party transactions, other than loans, must be approved by our audit committee.
In addition, we do have a written policy governing the approval of related party transactions other than the Bank’s policy governing loans to directors, officers and principal stockholders for compliance with Regulation O and the Bank’s policy governing intercompany transactions for compliance with Sections 23A and 23B of the Federal Reserve Act. Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Prior to the completion of this offering, our board of directors adopted a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on the Nasdaq. This policy will cover any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404 of Regulation S-K, had, has, or will have a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock immediately prior to and following the completion of this offering by:
•each person known by us to beneficially own more than 5% of our common stock;
•each of our directors;
•each of our NEOs; and
•all of our executive officers and directors as a group.
The number of shares of common stock outstanding before this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock outstanding as of April 30, 2026 before this offering. The number of shares of common stock outstanding after this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock issued and outstanding as of April 30, 2026, after giving effect to this offering.
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to equity awards or other rights held by such person that are currently exercisable or will become exercisable within 60 days after April 30, 2026 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Unless otherwise noted, the address for each stockholder listed below is 4445 Willard Ave, Suite 1000, Chevy Chase, Maryland 20815.

	Securities Beneficially Owned Before this Offering				% voting power before this offering		Shares Beneficially Owned After this Offering			% voting power after this offering
	Shares of Class A Common Stock		Shares of Class B Common Stock			Shares of Class A Common Stock		Shares of Class B Common Stock
Name of Beneficial Owner	Number	Percent	Number	Percent		Number	Percent	Number	Percent
NEOs and Directors
John K. Delaney(1)	4,962,235	20.7%			20.7%	4,962,235	15.6%		*	15.6%
Donald F. Cole(2)	828,672	3.8%			3.8%	828,672	2.8%		*	2.8%
Kenneth F. Elias(3)	514,282	2.4%			2.4%	514,282	1.8%		*	1.8%
Clifford V. Brokaw IV	40	*			*	40	*		*	*
Nancy K. Eberhardt(4)	18,476	*			*	18,476	*		*	*
Jason M. Fish(5)	1,726,997	8.1%			8.1%	1,726,997	5.9%		*	5.9%
Cynthia A. Flanders(6)	73,549	*			*	73,549	*		*	*
Eric B. Hoffman	40	*			*	40	*		*	*
Christopher T. Jones(7)	235,751	1.1%			1.1%	235,751	*		*	*
Donald L. Kohn	35	*			*	35	*		*	*
Lewis A. Sachs(8)	2,082,900	9.9%	8,840,102	42.6%	9.9%	2,082,900	7.1%	8,840,102	42.6%	7.1%
Steven M. Shafran	35	*			*	35	*		*	*
Derek Z. Walker	40	*			*	40	*		*	*
All executive officers and directors as a group (20 persons)(9)	11,569,219	44.7%	8,840,102	42.6%	44.7%	11,569,219	34.2%	8,840,102	42.6%	34.2%
Greater than 5% Stockholders
GPC Partners Investments (Elevate) LP(10)	2,082,900	9.9%	8,840,102	42.6%	9.9%	2,082,900	7.2%	8,840,102	42.6%	7.2%
CB Elevate Aggregator(11)	2,082,900	9.9%	8,310,102	40.1%	9.9%	2,082,900	7.2%	8,310,102	40.1%	7.2%
Entities affiliated with Bayview(12)	1,835,713	8.7%	3,597,973	17.3%	8.7%	1,835,713	6.3%	3,597,973	17.3%	6.3%
Forbright STRT Investor LLC(13)	1,750,000	8.3%			8.3%	1,750,000	6.0%			6.0%
Joseph R. Schubel Jr.(14)	1,680,914	8.0%			8.0%	1,680,914	5.8%			5.8%
__________________
*less than 1%

(1)Includes (i) 125,000 shares of Class A common stock held by AMD 09 LLC, (ii) 125,000 shares of Class A common stock held by JKD 09 LLC, (iii) 49,946 shares of Class A common stock held by SBLG Family Investment LLC, (iv) 170,431 shares of restricted Class A common stock, and (v) 2,965,000 shares of Class A common stock subject to options that are exercisable within 60 days of April 30, 2026. Mr. Delaney exercises voting and dispositive control over the shares held by AMD 09 LLC, JKD 09 LLC and SBLG Family Investment LLC, and the address for the foregoing entities is 8921 Durham Drive, Potomac, MD 20854
(2)Includes (i) 153,163 shares of restricted Class A common stock and (ii) 585,000 shares of Class A common stock subject to options that are exercisable within 60 days of April 30, 2026.
(3)Includes (i) 115,304 shares of restricted Class A common stock and (ii) 320,800 shares of Class A common stock subject to options that are exercisable within 60 days of April 30, 2026.
(4)Includes 18,476 shares of Class A common stock held by the Nancy K. Eberhardt Revocable Trust, for which Ms. Eberhardt is trustee.
(5)Includes (i) 1,324,561 shares of Class A common stock held by FBF Partners, L.P., (ii) 212,436 shares of Class A common stock held by Sebastes Capital, LLC, and (iii) 190,000 shares of Class A common stock subject to options that are exercisable within 60 days of April 30, 2026. Mr. Fish exercises voting and dispositive control over the shares held by FBF Partners, L.P. and Sebastes Capital, LLC. The address for the foregoing entities is 2443 Fillmore Street #322, San Francisco, CA 94115.
(6)Includes 59,699 shares of Class A common stock subject to options that are exercisable within 60 days of April 30, 2026.
(7)Includes (i) 136,994 shares of Class A common stock held by the Christopher T. Jones Revocable Trust, for which Mr. Jones is trustee (ii) 18,822 shares of Class A common stock held by the Patricia B. Jones Revocable Trust, for which Patricia Jones, the spouse of Mr. Jones, is trustee, (iii) 16,807 shares of Class A common stock held by the Pacific Premier Trust FBO Christopher T Jones SEP IRA, and (iv) 63,128 shares of Class A common stock subject to options that are exercisable within 60 days of April 30, 2026.
(8)Includes 2,082,900 shares of Class A common stock and 8,840,102 shares of Class B common stock held by GPC Partners Investments (Elevate) LP (“GPC Elevate”). Gallatin Point Capital LLC, as the manager of funds and accounts invested in GPC Elevate, GPC Partners GP LLC, as the general partner of GPC Elevate, Gallatin Point Holdings LP, as the managing member of GPC Partners GP LLC, and Messrs. Botein and Sachs, as the Co-Founders and Managing Partners of the ultimate parent of Gallatin Point Holdings LP, may each be deemed to share voting and dispositive power over the shares held directly by GPC Elevate. The address of the foregoing entities and individuals is 600 Steamboat Road, Greenwich, CT 06830.
(9)Includes (i) 831,087 shares of restricted Class A common stock and (ii) 4,849,827 shares of Class A common stock subject to options that are exercisable within 60 days of April 30, 2026.
(10)Gallatin Point Capital LLC, as the manager of funds and accounts invested in GPC Elevate, GPC Partners GP LLC, as the general partner of GPC Elevate, Gallatin Point Holdings LP, as the managing member of GPC Partners GP LLC, and Messrs. Botein and Sachs, as the Co-Founders and Managing Partners of the ultimate parent of Gallatin Point Holdings LP, may each be deemed to share voting and dispositive power over the shares held directly by GPC Elevate. The address of the foregoing entities and individuals is 600 Steamboat Road, Greenwich, CT 06830.
(11)CSCP III Cayman GP Ltd. (“CSCP III Cayman GP”) is the general partner of Centerbridge Special Credit Partners General Partner III, L.P. (“Special Credit III GP”), which is the general partner of Centerbridge Special Credit Partners III-Flex, L.P. (“SC III-Flex”), and may be deemed to share beneficial ownership over the securities held directly by CB Elevate Aggregator L.P. As the director of CSCP III Cayman GP, Jeffrey H. Aronson may be deemed to share beneficial ownership with respect to the securities held directly by CB Elevate Aggregator L.P. The address of each of the foregoing entities and Mr. Aronson is 375 Park Avenue, 11th Floor, New York, New York 10152.
(12)Represents (i) 839,183 shares of Class A common stock and 1,644,788 shares of Class B common stock held by Bayview Opportunity Master Fund VI, L.P. (“BOF-VI Investor”), (ii) 445,816 shares of Class A common stock and 873,793 shares of Class B common stock held by Bayview Opportunity Master Fund VIa, L.P. (“BOF-VIa Investor”), (iii) 275,357 shares of Class A common stock and 539,696 shares of Class B common stock held by Mayim Capital, LLC (“Mayim Capital”), and (iv) 275,357 shares of Class A common stock and 539,696 shares of Class B common stock held by David and Beth L. Ertel, husband and wife as tenants by the entireties. Mayim Capital holds an indirect equity interest in Bayview Asset Management, LLC, which is the sole member of Bayview Fund Management LLC, which serves as investment manager of each of BOF-VI Investor and BOF-VIa Investor. David Ertel is the sole member of Mayim Capital. The address of such entities affiliated with Bayview and/or the individuals listed above is: c/o Bayview Fund Management LLC, 4425 Ponce de Leon Blvd., 4th Floor, Coral Gables, FL 33146.
(13)Includes 1,750,000 shares of Class A common stock held by Forbright STRT Investor LLC, which is wholly owned by Steyer/Taylor Revocable Trust and managed by Edward White. Thomas Steyer and Kathryn Taylor, as the trustees of Steyer/Taylor Revocable Trust, have certain rights to replace the manager of Forbright STRT Investor LLC. Accordingly, Messrs. White and Steyer and Ms. Taylor may each be deemed to share voting and dispositive power over the shares held directly by Forbright STRT Investor LLC. The address of the foregoing entities and individuals is 111 Sutter Street, 10th Floor, San Francisco, CA 94104.
(14)Includes (i) 118,750 shares of Class A common stock held by Royal Oak, LLC, (ii) 955,486 shares of Class A common stock held by DPIII LLC, (iii) 66,500 shares of Class A common stock held by Blair Mill Investors LLC, (iv) 472,625 shares of Class A common stock held by Dreyfuss Holdings, LLC, and (v) 7,553 shares of Class A common stock held by Python Financial Solutions, Inc. Mr. Schubel has ultimate voting and dispositive control over the foregoing entities. The address for the foregoing entities and Mr. Schubel is 4800 Montgomery Lane, 10th Floor, Bethesda, MD 20814.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock gives effect to this offering and is qualified in its entirety by reference to our organizational documents, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.
Upon completion of this offering, our authorized capital stock will consist of 120,000,000 shares of voting Class A common stock, par value $0.001 per share, 25,000,000 shares of non-voting Class B common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Immediately following the completion of this offering, we will have 28,939,391 shares of Class A common stock outstanding and 20,748,177 shares of Class B common stock outstanding. There will be no shares of preferred stock outstanding immediately following the completion of this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
As of March 31, 2026, after giving effect to the Retention Grant and the Conversion, there were 21,039,391 shares of our Class A common stock outstanding held by 436 stockholders of record, 20,748,177 shares of our Class B common stock outstanding held by 6 stockholders of record, and no shares of our preferred stock outstanding. Pursuant to our Amended Certificate of Incorporation, our board of directors will have the authority, without stockholder approval, to issue additional shares of our capital stock. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Voting Rights
Holders of our Class A common stock shall be entitled to one vote for each share of Class A common stock in the election of directors and on all matters on which stockholders generally are entitled to vote. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of shares of Class A common stock present in person or represented by proxy.
Holders of our Class B common stock shall (i) have no voting power, (ii) not be entitled to vote on any matter, and (iii) not have the right to participate in any meeting of stockholders with respect to such shares, except (1) as otherwise required by law and (2) the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Class B common stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) any provision of our Amended Certificate of Incorporation in a manner that significantly and adversely affects the privileges, preferences or rights of the Class B common stock. In such event, each holder of Class B common stock shall be entitled to one vote for each share in any of the limited matters where they are entitled to vote.
Conversion of Class B Common Stock
Each share of our Class B common stock may only convert into an equal number of shares of our Class A common stock in the specific circumstances and in compliance with the specific procedures provided in our Amended Certificate of Incorporation. Specifically, a holder’s shares of Class B common stock (A) may convert to Class A common stock upon an issuance of Class A common stock (including, without limitation, the issuance of Class A common stock in respect of equity based compensation granted to directors or employees) or other event having a dilutive effect on such holder’s ownership of Class A common stock or (B) will automatically convert to Class A common stock, without any further action on the part of any holder, in the hands of a third-party transferee or assignee unaffiliated with the initial holder, but only if such share of Class B common stock is transferred or assigned: (i) to the Company; (ii) in a widespread public distribution of the Company’s securities; (iii) to a transferee or assignee that would control more than fifty percent (50%) of every class of the Company’s outstanding “voting securities” (as defined for the purposes of the Bank Holding Company Act of 1956, as amended, and any rules or regulations promulgated thereunder) without any transfer from the transferor; or (iv) in a transaction in which no transferee or assignee (or group of associated transferees or assignees) would receive two percent (2%) or more of any class of voting securities of the Corporation outstanding at such time. Where a holder of Class B common stock may convert to Class A common stock following an issuance or other dilutive event, the holder of Class B common stock will be given the opportunity to exercise that right no less than quarterly, following notice from the Company, and after which, such holder shall have ten days to exercise their right to convert their shares of Class B common stock to Class A common stock; provided, that, such holder shall not be permitted to acquire a higher percentage of the Class A common stock after exercise of its right to convert than such holder controlled immediately prior to the triggering event(s) occurring during the fiscal quarter for which they have been notified.
Dividend Rights
All shares of our Class A and Class B common stock are entitled to share equally in dividends when and if declared by our board of directors out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. The ability of our board of directors to declare and pay dividends on our Class A common stock or Class B common stock is subject to the laws of the state of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) we may then have outstanding. Our principal source of income is dividends that are declared and paid by our bank on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from our bank. See “Dividend Policy.”
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, all shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.
No Preemptive or Similar Rights
Holders of our Class A and Class B common stock do not have preemptive, subscription or redemption rights. Other than the automatic conversion terms described above, our common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. All shares of our common stock that will be outstanding at the time of the completion of this offering will be fully paid and non-assessable.
Preferred Stock
Our Amended Certificate of Incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock).
Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•the distinctive serial designation of such series which shall distinguish it from other series;
•the number of shares included in such series;
•the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;
•whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;
•the amount or amounts which shall be payable out of the assets of the Company to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the Company, and the relative rights of priority, if any, of payment of the shares of such series;

•the price or prices at which, the period or periods within which, and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Company or at the option of the holder or holders thereof or upon the happening of a specified event or events;
•the obligation, if any, of the Company to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;
•whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Company or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Company, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto;
•whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights; and
•any other powers, preferences and rights and qualifications, limitations and restrictions not inconsistent with the DGCL.
We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage a takeover attempt or other transaction that a stockholder might consider to be in its best interests, including a takeover attempt that might result in a premium over the market price for holders of shares of our Class A common stock or Class B common stock.
Investor Rights Agreements
In connection with the offering, certain of our existing stockholders, who hold 35,051,645 shares of our common stock, will enter to Investor Rights Agreements with the Company, pursuant to which, among other things, all stockholders party thereto will be entitled to “piggyback” registration rights allowing such stockholders to include their shares in such registration where certain conditions are met. As a result, whenever we propose to file a registration statement under the Securities Act, we shall, subject to certain conditions, use reasonable best efforts to cause all of the Class A common stock that a stockholder satisfying the applicable conditions has requested to be included in such registration to be registered. Certain stockholders, who hold 33,995,145 shares of our common stock, party to Investor Rights Agreements will also be entitled to demand and shelf registration rights, subject to the terms and conditions as set forth in their Investor Rights Agreements.
The Investor Rights Agreements also provide that, following the offering, certain stockholders will have continued nomination rights with respect to our board, as set forth below, in each case, while they maintain in excess of certain ownership percentages, as determined in accordance with their Investor Rights Agreement.
Specifically, the Investor Rights Agreements with each of John Delaney, certain funds associated with Gallatin Point Capital (“GPC”), certain funds associated with Centerbridge (“CB”) and certain funds associated with Bayview Asset Management (“BVA”), provide that the board of directors of the Company shall consist of eleven directors at the time of the offering, divided into three classes serving staggered three-year terms, and the Company is required to use reasonable best efforts, including taking all necessary corporate action (subject to applicable law) to cause certain nominees to be elected to serve as directors on the board of directors of the Company as follows:
•Two persons designated as director nominees from time to time by GPC who shall meet and comply with the Company’s Director Qualifications; provided that if the ownership of GPC and its Affiliates fall below certain thresholds as proscribed in its Investor Rights Agreement, GPC shall only be entitled to designate one director nominee to serve on the Company’s board of directors or shall have no right to designate director nominees to serve on the Company’s board of directors. Specifically, upon the first to occur of (1) GPC and its Affiliates owning beneficially an amount equal to less than 50% but greater than or equal to 25% of the GPC Threshold and (2) GPC and its Affiliates owning beneficially an aggregate of less than

4.9% but greater than 2.45% of the total Common Stock of the Company then outstanding, which numbers are subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, GPC shall cause one of its designees to promptly, but in all events within five business days, resign from the board of directors of the Company and thereafter GPC shall only be entitled to designate one director nominee to serve and upon the first to occur of (A) GPC and its Affiliates owning beneficially an amount equal to less than 25% of the GPC Threshold and (B) GPC and its Affiliates owning beneficially an aggregate of less than 2.45% of the total Common Stock of the Company then outstanding, which numbers are subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, GPC shall cause all of its designees to promptly, but in all events within five business days, resign from the board of directors of the Company and thereafter GPC shall have no right to designate director nominees.
•Two persons designated as director nominees from time to time by CB who shall meet and comply with the Company’s Director Qualifications; provided that if the ownership of CP and its Affiliates fall below certain thresholds as proscribed in its Investor Rights Agreement, CP shall only be entitled to designate one director nominee to serve on the Company’s board of directors or shall have no right to designate director nominees to serve on the Company’s board of directors. Specifically, upon the first to occur of (1) CB and its Affiliates owning beneficially an amount equal to less than 50% but greater than or equal to 25% of the CBE Threshold and (2) CB and its Affiliates owning beneficially an aggregate of less than 4.9% but greater than 2.45% of the total Common Stock of the Company then outstanding, which numbers are subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, CB shall cause one of its designees to promptly, but in all events within five business days, resign from the board of directors of the Company and thereafter CB shall only be entitled to designate one director nominee to serve and upon the first to occur of (A) CB and its Affiliates owning beneficially an amount equal to less than 25% of the CBE Threshold and (B) CB and its Affiliates owning beneficially an aggregate of less than 2.45% of the total Common Stock of the Company then outstanding, which numbers are subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, CB shall cause all of its designees to promptly, but in all events within five business days, resign from the board of directors of the Company and thereafter CB shall have no right to designate director nominees.
•For so long as Donald Kohn serves as a director on the Company’s board of directors, one person and upon Mr. Kohn’s resignation or removal or upon the Nominating and Governance Committee’s determination not to nominate Mr. Kohn, two persons, in each case designated as director nominee(s) from time to time by BVA who shall meet and comply with the Company’s Director Qualifications; provided that if the ownership of BVA and its Affiliates fall below certain thresholds as proscribed in its Investor Rights Agreement, BVA shall only be entitled to designate one director nominee to serve on the Company’s board of directors or shall have no right to designate director nominees to serve on the Company’s board of directors. Specifically, upon the first to occur of (1) if at such time BVA is entitled to designate two director designees, BVA and its Affiliates owning beneficially an amount equal to less than 50% but greater than or equal to 25% of the BVA Threshold and (2) BVA and its Affiliates owning beneficially an aggregate of less than 4.9% but greater than 2.45% of the total Common Stock of the Company then outstanding, which numbers are subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, BVA shall cause one of its designees to promptly, but in all events within five business days, resign from the board of directors of the Company and thereafter BVA shall only be entitled to designate one director nominee to serve and upon the first to occur of (A) BVA and its Affiliates owning beneficially an amount equal to less than 25% of the BVA Threshold and (y) BVA and its Affiliates owning beneficially an aggregate of less than 2.45% of the total Common Stock of the Company then outstanding, which numbers are subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, BVA shall cause all of its designees to promptly, but in all events within five business days, resign from the board of directors of the Company and thereafter BVA shall have no right to designate director nominees.

Two persons designated as director nominees to serve from time to time by John Delaney, who shall meet and comply with the Company’s Director Qualifications; provided that if the ownership of John Delaney and his Affiliates and permitted transferees falls below certain thresholds as proscribed in his Investor Rights Agreement (which ownership thresholds in part depend on whether John Delaney is then President or Chief Executive Officer), John Delaney shall only be entitled to designate one director nominee to serve on the Company’s board of directors or shall have no right to designate director nominees to serve on the Company’s board of directors. Specifically, (1) for so long as John Delaney serves as the President/Chief Executive Officer of the Company, upon the occurrence of John Delaney and his Affiliates and his and their permitted transferees owning beneficially an amount equal to less than 50% but greater than or equal to 25% of the John Delaney Threshold or (2) if at any time John Delaney no longer serves as the President/Chief Executive Officer of the Company, upon the first to occur of (x) John Delaney and his Affiliates and his and their permitted transferees owning beneficially an amount equal to less than 50% but greater than or equal to 25% of the John Delaney Threshold and (y) John Delaney and his Affiliates and his and their permitted transferees owning beneficially an aggregate of less than 4.9% but greater than 2.45% of the total Common Stock of the Company then outstanding, in each case which numbers are subject to the appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, John Delaney shall cause one of his designees to promptly, but in all events within five business days, resign from the board of directors of the Company and thereafter John Delaney shall only be entitled to designate one director nominee to serve and upon the first to occur of (A) for so long as John Delaney serves as the President/Chief Executive Officer of the Company, John Delaney and his Affiliates and his and their permitted transferees owning beneficially an amount equal to less than 25% of the John Delaney Threshold and (B) if at any time John Delaney no longer serves as the President/Chief Executive Officer of the Company, upon the first to occur of John Delaney and his Affiliates and his and their permitted transferees owning beneficially (x) an amount equal to less than 25% of the John Delaney Threshold or (y) an aggregate of less than 2.45% of the total Common Stock of the Company then outstanding, which numbers are subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like, John Delaney, shall cause all his designees to promptly, but in all events within five business days, resign from the board of directors of the Company and thereafter John Delaney shall have no right to designate director nominees (other than where otherwise entitled pursuant to any Investor Rights Agreement). In certain circumstances, each of, John Delaney, GPC, CB and BVA are entitled to transfer their rights under their Investor Rights Agreements to nominate directors for election to the board of directors of the Company. Specifically, each of GPC and CB are entitled to transfer their nomination rights to certain funds or related entities managed by Centerbridge Partners, L.P. or its affiliates or any fund or account managed or advised by Gallatin Point Holdings LP or its affiliates, respectively. BVA is entitled to to transfer its nomination rights to funds, accounts, or related entities managed or advised by BVA or its Affiliates, BVA’s direct and/or indirect owners (such persons, the “BVA Principal”) and any family member of the BVA Principal, a trust or other entity for the benefit of the BVA Principal, or any charitable foundation, organization or trust established or directed by such BVA Principal (including door-advised funds or other estate planning vehicles). Mr. Delaney’s nomination rights are transferable to (a) any affiliate of John Delaney, (b) his spouse, (c) certain lineal descendants as set forth in his Investor Rights Agreement, (d) any trust (or trustee in respect of such trust) the beneficiaries of which are Mr. Delany and/or any of the persons described in clause (b) and (c) (including any affiliate of such person or a trust of which such person is a beneficiary alone or in combination with their spouse or lineal descendants), (e) any corporation, partnership, limited liability company or other entity that is wholly owned and controlled by, alone or in combination, any of the persons in clauses (a) through (d) hereof or (f) a legal or personal representative of Mr. Delaney in the event of his death or disability.
Transfer Restrictions
To help ensure the preservation of its net operating loss carryforwards (“NOLs”), the Company’s Amended Certificate of Incorporation generally restricts any person from undertaking any direct, indirect or deemed purchase, acquisition, transaction, exchange or other action that alters their beneficial ownership of the Company’s stock to the extent that, as a result thereof, (a) any person shall become a Substantial Stockholder (as defined in the Amended Certificate of Incorporation), (b) the Percentage Stock Ownership (as defined in the Amended Certificate of Incorporation) interest of any Substantial Stockholder would be increased, or (c) until September 30, 2027, the Percentage Stock Ownership interest of any Public Group (as defined in the Amended Certificate of Incorporation) shall be increased (other than due to a transfer by a Substantial Stockholder in connection with this offering) (each a

“Prohibited Transfer”). Any Prohibited Transfer, other than where approved by the board of directors in the manner described in the Amended Certificate of Incorporation, will be void ab initio, provided that all such restrictions on Prohibited Transfers in the Amended Certificate of Incorporation by or to any Substantial Stockholder who was a Substantial Stockholder immediately prior to the effectiveness of the Company’s Amended Certificate of Incorporation (i.e., each of CB, GPC and BVA) or any affiliate thereof shall terminate as of September 30, 2027. We expect such termination to substantially increase the risk that we will experience an “ownership change” as defined in Section 382 of the Code on or after such date, which would adversely affect our ability to use our deferred tax assets to offset future taxable income.
The Company’s Amended Certificate of Incorporation further provides that any person seeking to undertake such a transaction (a “Proposed Transaction”) will be required, prior to the date of any such transaction, to request in writing that the board of directors review the Proposed Transaction and authorize or not authorize the Proposed Transaction, and comply with certain procedures related thereto. The Amended Certificate of Incorporation provides that, following certain procedures, the board of directors may authorize a Proposed Transaction if it determines in its reasonable discretion that the Proposed Transaction, considered alone or with other transactions, would not create a risk that the NOL tax benefits may be jeopardized as a result of the application of Sections 382 and 383 of the Code. Any determination by the board of directors not to authorize a Proposed Transaction shall cause such Proposed Transaction to continue to be treated as prohibited. The Amended Certificate of Incorporation provides that the board of directors may also impose any conditions that it deems reasonable and appropriate in connection with authorizing any Proposed Transaction. Notwithstanding these prohibitions, each of CB, GPC and BVA is individually entitled, pursuant to the applicable Investor Rights Agreement, to transfer up to 40% of the common stock held by them as of the date of such Investor Rights Agreement regardless of the aforementioned limitations in the Company’s Amended Certificate of Incorporation and without any prior approval by the board of directors (collectively, the “Investor Transfer Exception”). The ability of certain stockholders to utilize the Investor Transfer Exception may increase the risk that we experience an “ownership change” as defined in Section 382 of the Code which would adversely affect our ability to use our deferred tax assets to offset future taxable income.
As stated above, any Prohibited Transfer attempted in violation of the foregoing will be void ab initio. Accordingly, the purported transferee of a Prohibited Transfer shall not be recognized as a stockholder of the Company for any purpose whatsoever with respect to such securities (the “Excess Securities”). Until the Excess Securities are acquired by another person in a transfer that is not a Prohibited Transfer, the purported transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Company, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, and the Excess Securities shall be deemed to remain with the transferor unless and until the Excess Securities are transferred to an agent of the board of directors of the Company (an “Agent”) pursuant to the Amended Certificate of Incorporation or until an approval is obtained from the board of directors pursuant to the Amended Certificate of Incorporation. Once the Excess Securities have been acquired in a transfer that is not a Prohibited Transfer, such securities shall cease to be Excess Securities.
If the board of directors determines that a transfer constitutes a Prohibited Transfer that is not authorized, then, upon written demand by the Company, the purported transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within their possession or control, together with certain distributions, to an Agent designated in accordance with the Amended Certificate of Incorporation. The Agent shall thereafter sell to a buyer or buyers, which may include the Company, the Excess Securities transferred to it in one or more arm’s-length transactions in a transfer that is not a Prohibited Transfer. If the purported transferee has resold the Excess Securities before receiving the Company’s demand to surrender Excess Securities to the Agent, the purported transferee shall be deemed to have sold the Excess Securities for the Agent, and shall generally be required to transfer to the Agent any prohibited distributions and proceeds of such sale. If such sale proceeds include non-cash consideration, the Agent shall sell any such non-cash consideration to a buyer or buyers in one or more arm’s-length transactions (including over a national securities exchange, if possible).
The Amended Certificate of Incorporation provides generally that the board of directors may determine in its sole discretion that the aforementioned restrictions shall not apply to any particular transaction or transactions, whether or not a request has been made, subject to any conditions that it deems reasonable and appropriate in connection therewith. Any such determination of the board of directors may be made prospectively or retroactively.

The Amended Certificate of Incorporation provides that, to the fullest extent permitted by law, any stockholder who knowingly violates the transfer restrictions in the Amended Certificate of Incorporation and any persons controlling, controlled by or under common control with such stockholder shall be jointly and severally liable to the Company for, and shall indemnify and hold the Company harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in, or elimination of, the Company’s ability to utilize its tax benefits, and attorneys’ and auditors’ fees incurred in connection with such violation. However, the Investor Rights Agreements with each of certain funds associated with GPC, certain funds associated with CB and certain funds associated with BVA provide that they and their affiliates are specifically exempted from this indemnification obligation.
These transfer restrictions may result in the delay or refusal of certain requested transfers of our common stock, or prohibit ownership (thus requiring dispositions) of our common stock due to a change in the relationship between two or more persons or entities or to a transfer of an interest in an entity that, directly or indirectly, owns our common stock. These transfer restrictions may have anti-takeover effects because they will restrict the ability of a person or entity or group thereof from accumulating an aggregate of 4.9% or more of the Company’s capital stock and the ability of persons, entities or groups now owning 4.9% or more of the Company’s capital stock from acquiring additional stock. Although the transfer restrictions are designed as a protective measure to preserve and protect the Company’s NOLs, the transfer restrictions may have the effect of impeding or discouraging a merger, tender offer or proxy contest, even if such a transaction may be favorable to the interests of some or all of the Company’s stockholders. This might prevent stockholders from realizing an opportunity to sell all or a portion of their shares of common stock at higher than market prices. In addition, the transfer restrictions may delay the assumption of control by a holder of a large block of capital stock and the removal of incumbent directors and management, even if such removal may be beneficial to some or all of the Company’s stockholders.
The foregoing description of the transfer restrictions does not purport to be complete and is qualified in its entirety by reference to Article XI of the Company’s Amended Certificate of Incorporation, which is incorporated herein by reference.
Anti-Takeover Effects of Delaware Law, Our Organizational Documents and the Investor Rights Agreements
The following is a summary of certain provisions of our Amended Certificate of Incorporation, Amended Bylaws and the Investor Rights Agreements that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including those attempts that might result in a premium over the market price for holders of shares of common stock.
Multi-Class Structure. Our Amended Certificate of Incorporation will provide for a classified board of directors consisting of three classes of directors, with staggered three-year terms; only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms, which may have the effect of delaying a change in control of the board.
Undesignated Preferred Stock. Our Amended Certificate of Incorporation and Amended Bylaws will authorize the issuance of “blank check” preferred stock, the price and other terms of which, including preferences and voting rights, may be established by us and which we may issue without stockholder approval. The issuance of our preferred stock could delay or prevent a chance in control of the Company.
Board Vacancies. Our Investor Rights Agreements will provide that any vacancies created by the removal, resignation or death of a director designated pursuant to an Investor Rights Agreement will be filled by the party entitled to designate such director under the Investors’ Rights Agreement, conditioned on the maintenance of certain ownership thresholds.
Special Meetings. Our Amended Certificate of Incorporation will provide that special meetings of the stockholders may be called by (i) the chair of our board of directors, (ii) the President/Chief Executive Officer or (iii) the majority of the board of directors. The right of stockholders to call a special meeting shall be specifically denied.

Removal of Directors. Our Amended Certificate of Incorporation and Amended Bylaws will provide that a director may be removed from office only pursuant to the provisions of the applicable Investor Rights Agreements or for cause.
Stockholder Action. Our Amended Certificate of Incorporation will provide that our stockholders may not take action by written consent, and that any action must be effected at a duly called stockholders meeting.
Advance Notice of Director Nominations and Stockholder Proposals. Our Amended Bylaws will establish advance notice procedures with which stockholders must comply to nominate candidates to the board of directors or to propose matters to be acted upon at a stockholders’ meeting. These provisions might preclude our stockholders from making nominations for directors or bringing other business before our annual or special meetings of stockholders, as the case may be, if the specified requirements are not satisfied.
Amendments to Our Organizational Documents. Our Amended Certificate of Incorporation and Amended Bylaws will provide for supermajority voting requirements for changes to certain provisions of our Amended Certificate of Incorporation and Amended Bylaws. Amendment provisions in our Amended Bylaws may make it easier for our board of directors to further amend our Amended Bylaws, which may allow the board to take additional actions to prevent unsolicited takeovers and inhibit the ability of an acquirer to amend our Amended Bylaws to facilitate such a takeover attempt.
Authorized but Unissued Shares
The authorized but unissued shares of our Class A common stock, our Class B common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.
Choice of Forum
Our Amended Certificate of Incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the state of Delaware or, in the event that the Court of Chancery of the state of Delaware does not have jurisdiction, any federal or state court of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any current or former duty owed by any director, officer or other employee to us or to our stockholders, (iii) any action asserting a claim against us or any of our current or former directors or officers or other employees arising pursuant to any provision of the DGCL or our Amended Certificate of Incorporation or our Amended Bylaws, or (iv) any action asserting a claim against us or any of our current or former directors or officers or other employees that is governed by the internal affairs doctrine of the State of Delaware.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, our Amended Certificate of Incorporation will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Nothing in our Amended Certificate of Incorporation will preclude stockholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law.
Our Amended Certificate of Incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provisions. We recognize that the forum selection clause in our Amended Certificate of Incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our Amended Certificate of Incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and our directors, officers, employees, and agents even though an action, if successful, might benefit our stockholders. Federal or state courts in Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than to our stockholders.
The foregoing provisions of our Amended Certificate of Incorporation, Amended Bylaws and the Investors’ Rights Agreements could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit stockholders. For more information on the risks associated with our choice of forum provision, see “Risk Factors—Risks Related to an Investment in Our Class A Common Stock and this Offering—Our Amended Certificate of Incorporation has an exclusive forum provision, which could limit a stockholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.”
Limitations on Liability and Indemnification of Directors and Officers
Our Amended Certificate of Incorporation will provide that our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation is not permitted under the DGCL (as it may be amended from time to time), or for liability:
•for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•in the case of a director, pursuant to Section 174 of the DGCL; or
•in the case of an officer, in any action by or in our right.
Our Amended Bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by law and advance certain expenses (including attorneys’ fees) to our directors and officers in connection therewith. We will also be expressly authorized to carry directors’ and officers’ insurance providing for indemnification of our directors and officers for claims based on acts or omissions in their capacities as directors or officers.
Prior to the completion of this offering, we entered into indemnification agreements with each of our directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement (with our consent) of any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to our directors and officers and for reimbursement of such advanced expenses to us if it is found that such director or officer is not entitled to such indemnification under applicable law.
Under our Amended and Restated Certificate of Incorporation and certain of our Investor Rights Agreements,other than with respect to any individual who is an officer or employee of the Company, certain of our stockholders and their designees to the board of directors (collectively, the “Exempted Persons”) are exempted from certain duties related to potential business opportunities of the Company. Specifically, Exempted Persons are exempted from any duty (contractual or otherwise) (i) not to, directly or indirectly engage in the same or similar business activities or lines of business as the Company, including those deemed to be competing with the Company and (ii) in the event that any Exempted Person acquires knowledge of a potential transaction or matter that may be a business opportunity, to communicate or present such business opportunity to the Company. Further, it is provided that no Exempted Person will be liable to the Company for the breach of any duty (contractual or otherwise) by reason of the fact that such Exempted Person directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Company.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to us, our directors, our officers or persons who control us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent
The registrar and transfer agent for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.
Listing
We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “FRBT.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of Class A common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and our ability to raise additional capital through a future sale of securities.
Upon the completion of this offering, we will have 49,687,568 shares of common stock issued and outstanding (or 50,872,568 shares of common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144. All remaining shares of common stock that will be outstanding upon completion of this offering (other than the shares of Class A common stock sold in this offering) will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Number of Shares	Date
7,767,742	On the date of this prospectus.
0	After 90 days from the date of this prospectus.
13,271,649*	After the Lock-up Period (subject, in some cases, to volume limitations and vesting conditions).
__________________
*Excludes 20,748,177 shares of Class B common stock that are subject to the Lock-up Period and only convertible into shares of Class A common stock under certain conditions. See “Description of Capital Stock—Conversion of Class B Common Stock” for a summary of these conditions and procedures.
Lock-Up Agreements
See “Underwriting” for a description of the lock-up agreements applicable to our shares.
Rule 144
In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
21,039,391 shares of our Class A common stock and 20,748,177 shares of our Class B common stock outstanding after this offering will be “restricted securities” as that term is defined in Rule 144 of the Securities Act of which 33,396,775 of these restricted securities will be subject to lock-up agreements. A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities for at least six months would be entitled to sell a number of shares within any three-month period that does not exceed the greater of (1) 1% of the number of shares of our Class A common stock outstanding, which will equal approximately 289,393 shares immediately after this offering; and (2) the average weekly trading volume of our Class A common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701
In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Class A common stock subject to outstanding stock options and the shares of Class A common stock subject to issuance under the 2014 Equity Plan, 2026 Omnibus Incentive Plan and the ESPP. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 16,164,675 shares.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of certain U.S. federal income tax considerations generally applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of shares of our Class A common stock sold pursuant to this offering and held by such Non-U.S. Holders as a capital asset (generally, property held for investment) within the meaning of the Code. References in this summary to our common stock are deemed to be references to our Class A common stock. This summary is based on the Code, Treasury Department regulations promulgated thereunder (the “Regulations”), administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary is not binding on the IRS, and there can be no assurance that the IRS or a court will agree with the conclusions stated herein. This summary is not a complete description of all of the U.S. federal income tax considerations that may be relevant to a particular Non-U.S. Holder. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities;
•certain former citizens or residents of the United States;
•taxpayers that are subject to the mark-to-market accounting rules;
•persons holding our common stock as part of a straddle, hedge, conversion or other integrated transaction;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who acquired shares of our common stock as compensation or otherwise in connection with the performance of services;
•entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
•persons that actually or constructively own more than five percent of our common stock by value;
•regulated investment companies;
•real estate investment trusts;
•controlled foreign corporations;
•passive foreign investment companies;
•tax-exempt organizations; and
•governments or agencies or instrumentalities thereof.
In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our common stock.
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not, and is not treated as, any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more “United States persons” (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a United States person under the applicable Regulations.
If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner or beneficial owner of the entity or arrangement will generally depend on the status of the partner or beneficial owner and the activities of the entity or arrangement and certain determinations made at the partner or beneficial owner level. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our common stock.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Distributions
As discussed under the section titled “Dividend Policy,” we do not intend to pay dividends on our common stock in the near term, or necessarily at all. If we do make distributions of cash or property (other than certain stock distributions) with respect to our common stock (or if we engage in certain redemptions that are treated as distributions with respect to our common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital, which will reduce a Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero, and thereafter as capital gain from the sale, exchange or other taxable disposition of our common stock, with the tax treatment described under “—Sale, Exchange or Other Taxable Disposition of Shares of Our Common Stock.”
Subject to the discussion below on effectively connected income, distributions treated as dividends paid on our common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (i) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a United States person and that it is entitled to benefits under the treaty or (ii) if such Non-U.S. Holder’s common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Regulations, including by having the Non-U.S. Holder provide appropriate documentation to the foreign intermediary or foreign partnership, who then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Subject to the discussion below under “—Foreign Account Tax Compliance Act,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI or other applicable or successor form. Instead, the effectively connected dividends will generally be subject to regular U.S. federal income tax on a net income basis as if the Non-U.S. Holder were a U.S. person. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).
Sale, Exchange or Other Taxable Disposition of Shares of Our Common Stock
A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other taxable disposition of our common stock unless:
•such gain is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base in the United States), in which case such gain will generally be subject to U.S. federal income tax (and possibly branch profits tax) in the same manner as effectively connected dividend income as described above;
•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses, provided the Non-U.S. Holder timely files U.S. federal income tax returns with respect to such losses; or
•we are or become a United States real property holding corporation (as defined in Section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) our common stock is not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of our common stock by value.
Although there can be no assurance in this regard, we believe that we are not a USRPHC, and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes.
Foreign Account Tax Compliance Act
Certain rules may require withholding at a rate of 30% on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

UNDERWRITING
The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	2,449,000
J.P. Morgan Securities LLC	2,449,000
Barclays Capital Inc.	790,000
Wells Fargo Securities, LLC	553,000
Piper Sandler & Co.	513,500
TD Securities (USA) LLC	513,500
Santander US Capital Markets LLC	395,000
Centerview Partners LLC	237,000
Total	7,900,000
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to purchase up to an aggregate of 1,185,000 additional shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,185,000 additional shares from us.
Paid by the Company

	No Exercise	Full Exercise
Per Share	$1.08	$1.08
Total	$8,532,000.00	$9,811,800.00
Shares sold by the underwriters to the public will initially be offered at the initial public offering price shown on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.648000 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Our executive officers, directors and certain of our holders of our currently outstanding shares of common stock (the “lock-up parties”), holding, in the aggregate, 33,396,775 shares of our common stock immediately prior to the completion of this offering (representing approximately 80% of our outstanding common stock as of such date), have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (such period, the “lock-up period”), may not (and may not cause or direct any of their affiliates to): (1) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable or exercisable for or that represent the right to receive shares of our common stock (such shares of common stock, options, rights, warrants or other securities, collectively, the “lock-up securities”); (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the lock-up party or someone other than the lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any lock-up securities, provided that, to the extent the lock-up party has demand and/or piggyback registration rights under any registration rights agreement described in this prospectus, the foregoing shall not prohibit the lock-up party from notifying the Company privately that they are or will be exercising its demand and/or piggyback registration rights under any such registration rights agreement following the expiration of the lock-up period and undertaking any preparations related thereto, including any confidential submission of a registration statement with the SEC during the lock-up period; provided, further, that the foregoing notification and/or preparations do not request, require or result in the public filing of a registration statement with the SEC or any other public announcement of such proposed registration by the lock-up party, us or any third party during the lock-up period (and no such public filing, public announcement or public activity shall be voluntarily made or taken by the lock-up party, us or any third party during the lock-up period); provided further that we shall notify the representatives upon receipt of such notice; or (4) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (1), (2) or (3) above.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply to: (a) transfers of lock-up securities (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes; (ii) upon death by will, testamentary document or intestate succession; (iii) if the lock-up party is a natural person, to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party or, if the lock-up party is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust or an entity wholly-owned by one or more members of the lock-up party’s immediate family; (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above; (vi) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity which fund or entity is controlling, controlled by, or managing or managed by or under common control with the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution, transfer or disposition (including distributions in kind) by the lock-up party to its stockholders, limited partners, general partners, limited liability company members or other equityholders or to the estate of any such stockholders, limited partners, general partners, limited liability company members or other equityholders; (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, or separation agreement, or other court or regulatory agency order; (viii) to us from an employee upon death, disability or termination of employment, in each case, of such employee; (ix) if the lock-up party is not one of our officers or directors, in connection with a sale of the lock-up party’s shares of common stock acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering; (x) to us in connection with the vesting, settlement or exercise of restricted stock units, restricted stock awards, options, warrants, or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest during the lock-up period, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, restricted stock awards, options, warrants or other rights, or in connection with the conversion or exchange of securities convertible or exchangeable for our common stock, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan or arrangement, or pursuant to the terms of convertible or exchangeable securities, as applicable, each as described in this prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion that are not transferred to cover any such tax obligations shall be subject to the terms of the lock-up agreement; (xi) in connection with the Conversion; provided that any such shares received upon such conversion shall be subject to the terms of the lock-up agreement, or (xii) with the prior written consent of the representatives; provided that (A) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (xi) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock up agreement, (C) in the case of clauses (a)(iii) and (iv) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of lock-up securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (a)(i), (ii), (v), (vi), (vii), (viii), (ix) and (x) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clauses (a)(i) or (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement; (b) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the lock-up party’s lock-up securities, if then permitted by us, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the lock-up period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the lock-up period, and if any such filing, report or announcement shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the lock-up period; and (c) transfers of the lock-up party’s lock-up securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all shareholders involving a change of control; provided that in the event that such transaction is not completed, all such lock-up securities shall remain subject to the provisions of the lock-up agreement.
During the lock-up period, we have agreed not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or publicly file with the SEC a registration statement under the Securities Act relating to, any securities of the Company that are substantially similar to the shares of common stock, including, but not limited to, any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities; provided, if the Company confidentially submits to the SEC a registration statement under the Securities Act relating to such securities during the lock-up period, then the Company shall immediately notify the representatives upon such submission; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, in each case, without the prior written consent of the representatives.
The restrictions described in the immediately preceding paragraph do not apply to: (A) the shares of Class A common stock to be sold hereunder; (B) the issuance by the Company of common stock or any securities or other awards convertible into, exercisable for, or that represent the right to receive Stock pursuant to the Company’s equity incentive plans or employee stock purchase plans, or otherwise in equity compensation arrangements, or any shares of common stock issuable upon the conversion, exercise or settlement of such awards, that are disclosed in this prospectus; (C) the issuance by the Company of shares of common stock upon the conversion or exchange of convertible or exchangeable securities or the exercise of options (including net exercise, conversion or settlement and in respect of tax withholding payments due upon the exercise of options or the vesting of equity-based awards) or the settlement of restricted stock units or other equity awards (including net settlement and in respect of tax withholding payments), in each case outstanding on or prior to the date of this prospectus and pursuant to the terms of an equity compensation plan disclosed in this prospectus; (D) facilitating the establishment of a trading plan on behalf of a securityholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock; provided, that such plan does not provide for the transfer of common stock during the lock-up period; (E) the entry into an agreement providing for the issuance by the Company of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by the Company or any of its subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement; (F) the entry into any agreement providing for the issuance of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with joint ventures, commercial relationships or other strategic transactions, and the issuance of any such securities pursuant to any such agreement; and (G) the filing of any registration statement on Form S-8, or any amendments thereto, to register shares issuable upon exercise of awards granted pursuant to the terms of any employee equity incentive plan disclosed in this prospectus or any assumed employee benefit plan contemplated by clause (B); provided that in the case of clauses (E) and (F), the aggregate number of shares of common stock that the Company may sell or issue or agree to sell or issue pursuant to clauses (E) and (F) shall not exceed 10.0% of the total number of shares of common stock issued and outstanding immediately following the completion of this offering; and provided further that, in the case of clauses (E) and (F), the recipient of such securities shall have executed a lock-up agreement on or prior to the date of issuance of such securities.
See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “FRBT.”
In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.9 million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $50,000.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in our assets, securities and instruments.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), an offer to the public of any shares may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a "qualified investor" as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than "qualified investors" as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall result in a requirement for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
This prospectus has been prepared on the basis that the offering of the shares falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.
An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions:
(a)at any time where the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 to the POATRs);
(b)at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;
(c)at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or
(d)at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares.
Notice to Prospective Investors in Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the shares be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any shares recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Notice to Prospective Investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of shares. Further, this prospectus does not constitute a public offer of shares in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, us or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, FINMA, and the offer of shares has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in Brazil
The offer and sale of the shares have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these shares on regulated securities markets in Brazil is prohibited.
Notice to Prospective Investors in Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS
Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 with the SEC with respect to the registration of the Class A common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the Class A common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.
As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s website at www.sec.gov. We also maintain a website at www.forbrightbank.com at which, following the completion of this offering, you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

FORBRIGHT, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Forbright, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Forbright, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2021.
Tysons, Virginia
April 8, 2026

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(dollars in thousands, except per share amounts)	December 31, 2025	December 31, 2024
ASSETS
Cash, due from banks and restricted cash	$18,241	$28,199
Interest-bearing deposits with banks	630,474	1,151,783
Cash, cash equivalents and restricted cash	648,715	1,179,982
Investment securities available-for-sale, at fair value	1,254,887	1,471,468
Investment securities held-to-maturity, at amortized cost, net of allowance for credit losses - investment securities of $110 and $161, respectively	48,834	52,525
Loans held-for-sale	379,662	316,484
Loans held for investment, at fair value	4,645	7,081
Loans held for investment, at amortized cost	5,222,234	3,963,973
Allowance for credit losses - loans	(52,986)	(42,294)
Net loans held for investment, at amortized cost	5,169,248	3,921,679
Other earning assets, net	55,928	88,009
Deferred tax asset, net	153,314	40,181
Accrued interest receivable	55,155	35,525
Goodwill and other intangible assets, net	31,685	33,047
Other assets	87,233	104,953
Total assets	$7,889,306	$7,250,934

LIABILITIES
Non-interest-bearing deposits	$372,444	$258,242
Interest-bearing deposits	6,405,471	5,307,090
Total deposits	6,777,915	5,565,332
Subordinated debt, net	151,003	174,526
Other borrowings	—	700,000
Total borrowed funds	151,003	874,526
Other liabilities	137,945	89,122
Total liabilities	7,066,863	6,528,980

Off-balance sheet commitments (Note 13)

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value per share; 103,200,000 shares authorized:
Voting Common stock, 19,438,060 and 19,001,365 shares issued and outstanding, respectively	20	19
Non-voting common stock, 21,242,551 shares issued and outstanding, respectively	21	21
Additional paid-in capital	490,550	481,455
Retained earnings	328,828	240,902
Accumulated other comprehensive income/(loss)	3,024	(443)
Total stockholders’ equity	822,443	721,954
Total liabilities and stockholders’ equity	$7,889,306	$7,250,934
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Income

	For the Years Ended December 31,
(dollars in thousands, except per share amounts)	2025	2024
INTEREST INCOME
Loans held for investment	$384,944	$332,852
Loans held-for-sale	38,034	38,592
Deposits with banks	28,601	54,953
Interest on investment securities	61,723	71,493
Interest and dividends on other earning assets	3,338	3,265
Total interest income	516,640	501,155
INTEREST EXPENSE
Deposits	243,403	259,779
Subordinated debt, net	8,822	9,029
Other borrowings	1,399	2,791
Total interest expense	253,624	271,599
Net interest income	263,016	229,556
Provision for/(recovery of) credit losses	24,011	(1,688)
Net interest income after provision for/(recovery of) credit losses	239,005	231,244
NON-INTEREST INCOME
Investment advisory fees	16,190	19,385
Fee income on loans	8,367	9,031
Gains/(losses) on sales of loans and investment securities, net	12,579	(11,563)
Unrealized gains on loans and financing receivables, net	6,574	3,012
Charge-offs on loans carried at fair value	—	(3,330)
Other non-interest income	27,066	6,578
Total non-interest income	70,776	23,113
NON-INTEREST EXPENSE
Compensation and benefits	127,112	110,356
Information technology	26,918	22,267
Professional fees	15,891	20,809
Loan administration and servicing	8,495	6,153
Advertising and marketing	6,244	9,913
FDIC insurance	5,032	9,967
Other non-interest expense	18,932	20,525
Total non-interest expense	208,624	199,990
Income before income taxes	101,157	54,367
Income tax expense	13,231	11,001
Net income	$87,926	$43,366

Basic earnings per voting and non-voting common share	$2.18	$1.08
Diluted earnings per voting and non-voting common share	$2.12	$1.05
Weighted-average shares used to compute earnings per voting common share:
Basic	19,011,264	18,971,357
Diluted	20,171,833	20,001,805
Weighted-average shares used to compute earnings per non-voting common share, basic and diluted	21,242,551	21,242,551
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	For the Years Ended December 31,
(in thousands)	2025	2024
Net income	$87,926	$43,366
Other comprehensive income:
Net change in unrealized gain on investment securities available-for-sale	5,865	2,103
Related income tax effect	(1,511)	(528)
Reclassification of gain on investment securities available-for-sale to income	(1,194)	(236)
Related income tax effect	307	59
Total other comprehensive income, net	3,467	1,398
Total comprehensive income	$91,393	$44,764
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Total
(dollars in thousands)	Shares	Amount
Balance as of December 31, 2023	40,217,037	$40	$473,890	$197,536	$(1,841)	$669,625
Net income	—	—	—	43,366	—	43,366
Other comprehensive income, net of tax	—	—	—	—	1,398	1,398
Total other comprehensive income						44,764
Exercise of stock options	63,000	—	705	—	—	705
Stock-based compensation	9,000	—	7,611	—	—	7,611
Shares withheld for tax withholding and exercise of stock options and restricted shares	(45,121)	—	(751)	—	—	(751)
Balance as of December 31, 2024	40,243,916	$40	$481,455	$240,902	$(443)	$721,954
Net income	—	—	—	87,926	—	87,926
Other comprehensive income, net of tax	—	—	—	—	3,467	3,467
Total other comprehensive income						91,393
Exercise of stock options	100,700	—	1,169	—	—	1,169
Stock-based compensation	383,022	1	8,741	—	—	8,742
Shares withheld for tax withholding and exercise of stock options and restricted shares	(47,027)	—	(815)	—	—	(815)
Balance as of December 31, 2025	40,680,611	$41	$490,550	$328,828	$3,024	$822,443
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year Ended
(in thousands)	December 31, 2025	December 31, 2024
OPERATING ACTIVITIES
Net income	$87,926	$43,366
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation and intangible asset amortization	8,491	6,723
Provision for/(recovery of) credit losses	24,011	(1,688)
Accretion of net discounts on investment securities, net	(17,710)	(31,134)
Amortization of deferred fees and costs on loans, net	(32,941)	(18,469)
(Increase)/decrease in loans originated for sale, net	(44,793)	90,161
(Gains)/losses on sales of loans and investment securities, net	(12,579)	11,563
Stock-based compensation	8,742	7,611
Deferred income taxes	20,947	4,115
Other	329	3,330
Net change in assets and liabilities:
Accrued interest receivable	(19,630)	3,492
Other assets	1,768	2,817
Other liabilities	(23,015)	1,002
Net cash (used in)/provided by operating activities	1,546	122,889
INVESTING ACTIVITIES
Net (increase)/decrease in loans held for investment, at amortized cost	(1,311,351)	1,252
Net decrease in loans held for investment, at fair value	2,305	19,426
Purchase of investment securities available-for-sale	(1,659,456)	(1,689,349)
Proceeds, maturities, prepayments and calls of securities available-for-sale	1,899,611	1,105,193
Proceeds, maturities, prepayments and calls of securities held-to-maturity	3,742	783
Proceeds from sales of other real estate owned	19,105	—
Proceeds from/(purchase of) Federal Home Loan Bank of Atlanta stock, net	32,952	(31,074)
Other	(8,658)	(12,379)
Net cash used in investing activities	(1,021,750)	(606,148)
FINANCING ACTIVITIES
Net increase/(decrease) in deposits	1,212,583	(276,653)
Repayment of subordinated debt	(24,000)	—
Proceeds from other borrowings	1,180,000	2,205,100
Repayments of other borrowings	(1,880,000)	(1,555,100)
Proceeds from exercise of stock options under employee stock plans	1,169	705
Shares withheld for tax withholding and exercise of stock options and restricted shares	(815)	(751)
Net cash provided by financing activities	488,937	373,301
Net decrease in cash, cash equivalents and restricted cash	(531,267)	(109,958)
Beginning cash, cash equivalents and restricted cash	1,179,982	1,289,940
Ending cash, cash equivalents and restricted cash	$648,715	$1,179,982

See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows - (continued)

	Year Ended
(in thousands)	December 31, 2025	December 31, 2024
Supplemental cash flow disclosures:
Interest payments	$254,292	$266,306
Income tax payments, net of refunds of $730 and $2,270, respectively	$8,611	$8,929
Noncash investing activity:
Extinguishment of loans held for investment (at amortized cost) in exchange for non-cash consideration	$68,620	$—
Loans held for investment (at fair value) transferred to loans held-for-sale	$85	$—
Loans held for investment (at amortized cost) transferred to loans held-for-sale, net	$—	$11,536
Loans held for investment (at fair value) transferred to loans held-for-sale, net	$—	$8,338
Loans held for investment (at amortized cost) transferred to other real estate owned	$1,665	$27,355
Financing receivables held-for-sale (at lower of cost or fair value) transferred to financing receivables held for investment (at amortized cost)	$13,830	$—
Right-of-use assets obtained in exchange for lease liabilities	$—	$697
See notes to the consolidated financial statements

FORBRIGHT, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Forbright, Inc. (the “Parent”), a Delaware corporation, is a bank holding company that along with its subsidiaries (collectively the “Company”), is headquartered in Chevy Chase, Maryland. Forbright Bank (with its subsidiaries, the “Bank”), a wholly owned subsidiary of the Company, is a Maryland state chartered non-member bank, which serves the needs of individuals, small and medium sized businesses, and professional concerns. Nationwide, the Bank serves deposit and retail banking customers via its digital deposit platform and offers competitive financing and lending services, originating lender finance loans, fund finance loans, healthcare finance loans, real estate loans, working capital facilities, warehouse lines of credit, and term loans.
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as applicable to financial institutions, and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The typical condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. A controlling financial interest may also exist in entities through arrangements that do not involve voting interests, such as a variable interest entity (“VIE”), when a reporting entity concludes it is the primary beneficiary of the VIE. The Company has determined that it is not the primary beneficiary of any VIEs. Certain reclassifications have been made to the prior period’s financial statements to conform to the current year presentation.
Emerging Growth Company Status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company may elect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (1) is no longer an emerging growth company or (2) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, the valuation of the deferred tax assets, the valuation of stock-based compensation awards and the fair value of financial assets.
Risks and Uncertainties
In the normal course of its business, the Company primarily encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or re-price at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company’s loan and investment portfolios that result from the borrowers’ or issuer’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of loans and investments, and the underlying collateral.

The Company is subject to the regulations of various government agencies. These regulations periodically can and do change significantly. The Company will also undergo periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators’ judgments based on information available to them at the time of their examinations.
Concentrations of Credit Risk
The Company’s portfolio consists primarily of commercial loans to small and medium-sized, privately owned businesses in a variety of industries and markets. As of December 31, 2025, the single largest industry concentration in the Company’s loan portfolio was healthcare. The Company does not have any concentrations involving loan product terms. Additionally, the Company does not have concentrations of loans with negative amortization schedules, significant payment increases, or high loan-to-value ratios. If any particular industry or market were to experience economic or financial difficulties, the overall timing and amount of collections on the Company’s loans to clients operating in those industries may differ from what is expected, which could have a material adverse impact on the Company’s financial condition or results of operations.
Our loan portfolio consists of loans to borrowers on a national scale, across multiple lending strategies, and secured by diverse types of collateral. We do not believe that it is reasonably possible that loss events could occur in the near term to cause any concentrations to result in a severe impact to our results of operations or liquidity. Additionally, we operate throughout the U.S. with no significant concentrations of loans as of December 31, 2025.
Cash, Cash Equivalents and Restricted Cash
For the purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, restricted cash, and interest-bearing deposits with banks, including the Federal Reserve Bank. Cash equivalents include instruments with original maturities of three months or less. At times, cash and cash equivalent balances may exceed insured limits. The Company’s restricted cash represents funds held in escrow for Commercial Property Assessed Clean Energy (“CPACE”) and construction projects until their completion. The restriction could be short- or long-term depending on the nature and length of the project the escrow supports.
Investment Securities
Investment securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Investment securities held-to-maturity are carried at amortized cost. Investment securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported in Accumulated other comprehensive income/(loss). Investment securities classified as available-for-sale are sold if necessary to reduce the Company’s exposure to interest rate, liquidity, credit, or capital risk based on changes or expected changes in the market. Realized gains and losses on the sale of investment securities available-for-sale are included in non-interest income and, when applicable, are reported as a reclassification adjustment, net of tax, from Accumulated other comprehensive income/(loss). Gains and losses on sales of investment securities are determined using the specific-identification method. The Company determines the appropriate classification of investment securities at the time of purchase or origination based on management’s strategy at the time of origination. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.
In cases where fair value of an available-for-sale investment security is less than its amortized cost basis and the Company does not intend to sell the available-for-sale investment security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, the difference between the fair value and the amortized cost basis is separated into (a) the amount representing a potential credit loss and (b) the amount related to all other factors. The difference between fair value and amortized cost basis attributable to changes in risk free rates which is considered non-credit related. Any remaining difference between fair value and amortized cost basis is deemed to be credit related. The Company presumes that U.S. Treasury and U.S. government agency investment securities have no credit risk and therefore does not evaluate them for an allowance for credit loss. If the Company intends to sell the security, or it is more likely than not to be required to sell the security before recovery of the amortized cost basis, the security is written down to fair value with the entire amount recognized in earnings.
See Note 3 – Investment Securities for more information.
Commercial Property Assessed Clean Energy Financings
The Company has provided financing for CPACE projects, which are secured by tax assessment liens on the properties in the municipality where the project is located. CPACE financings are categorized as either bonds (investment securities) or financing receivables (other earnings assets), depending on the contract structure requirements of the municipality where the project is located.
Based on the Company’s strategy, and facts and circumstances at the time of financing, the investment is classified as either held-to-maturity or available-for-sale for investment securities, or as held for investment or held-for-sale for financing receivables.
The Company accounts for CPACE financings classified as investment securities in accordance with Accounting Standard Codification (“ASC”) 320 - Investments - Debt Securities, recognizing all direct funding related costs and income in earnings in the period in which it is incurred. See Note 3 – Investment Securities for more information. The Company accounts for CPACE classified as financing receivables in accordance with ASC 310 - Receivables, deferring all direct funding related costs and income, and amortizing the net amount as an adjustment to yield over the life of the financing receivable. See Note 6 – Other Earning Assets for more information.
Loans Held-for-Sale
The Company generally carries loans held-for-sale at the lower of cost or fair value, but to the extent the fair value option offered under ASC 825 - Financial Instruments is elected for any held-for-sale loans, those loans are carried at fair value. The Company originates loans for the purpose of selling them through a third-party network set up specifically for such purpose, or the Company will change the classification to held-for-sale if management determines to no longer have the intent or ability to hold them as an investment. The Company calculates the fair value for held-for-sale loans at lower of cost or fair value and held-for-sale loans at fair value using the same method. See Note 21 – Fair Value of Financial Instruments for more information on the Company’s fair value method for these loans. Unrealized losses on the lower of cost or fair value portfolio, and unrealized gains and losses on the fair value option portfolio are recognized in Non-interest income in the Consolidated Statements of Income. Realized gains and losses on loan sales (sales proceeds minus carrying value) are recorded as Non-interest income in the Consolidated Statements of Income.
Periodically, the Company may determine it has the intent and ability to hold loans previously held-for-sale as held for investment loans, due to market conditions or changes in the Company’s strategy. Unrealized losses at the time of transfer are reversed from earnings. Loans transferred from held-for-sale to held for investment continue to be treated as held-for-sale for cash flow purposes as operating activity. Alternatively, if the Company no longer has the intent to hold loans for investment and transfers them to held-for-sale, cash flow impacts will remain as if those loans were still held for investment as investing activity. See Note 4 – Loans for more information.
Loans Held for Investment Carried at Fair Value
The Company continues to carry some held for investment loans at fair value, where the Company made an election to carry loans held-for-sale under the fair value option under the provisions in ASC 825. The Company also previously purchased commercial and consumer loans through forward flow agreements that were originated on various third-party platforms and were carried under the fair value option, however, these loans were reclassified to held for sale and sold during the year ended December 31, 2024. Due to the mostly short-term duration of these loans, the Company had elected to carry these loans under the fair value option, rather than carrying them at amortized cost. Unrealized gains and losses on changes in fair value, equal to the difference between calculated fair value and amortized cost, are recognized in Non-interest income in the Consolidated Statements of Income.

Loans Held for Investment Carried at Amortized Cost
Loans that management has the intent and the ability to hold for the foreseeable future or until maturity or payoff, and for which management has not made a fair value option election, as discussed above, are carried at amortized cost. Loans held for investment at amortized cost are recorded at their principal balance outstanding, net of deferred loan origination fees and costs.
Non-refundable fees and certain direct costs associated with the origination of loans held for investment at amortized cost are capitalized and subsequently amortized into income over the contractual life of the related loans using the straight-line method, which approximates the effective yield method, and recognized as interest income should a payoff occur prior to maturity. Recognition of deferred fees and costs as interest income is discontinued on non-accrual loans until they return to accrual status or are completely charged-off. See Note 4 – Loans for more information.
Interest Income
Interest on loans, investment securities, and financing receivables is accrued and credited to income based on the principal amount and contract rate on the asset. Accrual of interest is discontinued when, in the opinion of management, there is an indication that the counter party may be unable to meet future payments as they become due, including when an asset is 90 or more days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. While an asset is on non-accrual status, cash interest received is recognized to reduce the unpaid principal balance of the loan, to the extent it exceeds outstanding unpaid principal is recognized as interest income. Loans, investment securities (when applicable), or financing receivables may be returned to accrual status when the asset is brought current by the counter party and, in the judgment of management, the ability to collect the remaining principal and interest is no longer in doubt.
Allowance for Credit Losses
The Company records allowances for credit losses in accordance with ASC 326 - Financial Instruments - Credit Losses. ASC 326 requires entities to estimate and record credit losses expected to be incurred over the life of an asset carried at amortized cost. The Company elected to exclude accrued interest from the amortized cost basis, as allowed by the standard, as the Company timely reverses accrued interest receivable when the loan, investment security, or financing receivable principal or interest is deemed unlikely to be collected. Additionally, in its evaluation, the Company determined that a straight-line reversion of the reasonable and supportable forecast to the long-term mean is appropriate.
Allowance for Credit Losses – Loans
The Allowance for Credit Losses – Loans (“ACL-Loans”) is an estimate of lifetime expected credit losses on loans held at amortized cost as of the balance sheet date based on an evaluation of loans’ current risk profile, past events, current market and lending conditions, reasonable and supportable economic projections, and eventual reversion to long-term credit performance. The lifetime of loans is defined as the contractual term adjusted for expected prepayments. The estimation of the ACL-Loans is subject to high degrees of complexity and uncertainty and relies on both quantitative and qualitative considerations.
Each period, the ACL-Loans is reduced by charge-offs, increased by recoveries of previously recognized charge-offs, and increased or decreased by the provision for credit losses – loans, which is an expense in the Consolidated Statements of Income. Charge-offs are recorded when the Company believes the loan balance is uncollectible, regardless of loan status.
The ACL-Loans is based on an evaluation of collectability of both collectively assessed loans and individually assessed loans. The collectively assessed loans are subject to quantitative and qualitative evaluation. As such the final ACL-Loans is based on the summation of 1) collectively assessed quantitative reserves; 2) collectively assessed qualitative reserves; and 3) individually assessed reserves. Whether collectively assessed or individually assessed or the entire allowance for credit losses - loans balance is available to offset any actual loan loss incurred.

Loans subject to collective assessment are deemed to share common risk characteristics with other loans within the same loan segment and loan class, such that they can be evaluated for ACL-Loans on a collective, or pooled, basis. The Company has two loan segments for allowance purposes: core and non-core. Loans in the core segment include loans that are primarily individually underwritten and individually monitored by the Company post-origination. The core segment includes loans in the commercial real estate, commercial and industrial, and consumer categories. The non-core segment includes loans primarily sourced from third-party technology enabled originators and relies on automated underwriting. The non-core segment includes loans in the consumer and commercial and industrial categories.
Loans deemed to have unique risk characteristics are excluded from the collectively assessed evaluation and are assessed individually. Loans in the core segment that are 90 or more days past due, risk-rated substandard, and/or on non-accrual status are subject to individual assessment. Loans in the non-core segment are considered homogeneous in nature, making individual credit assessment impractical and unreliable. Therefore, they are assessed collectively based on factors such as days past due and legal status applied consistently across the portfolio.
The Company conducts ongoing performance monitoring activities, which include back testing of the sufficiency of the ACL. The ACL estimate has a self-correcting mechanism that adjusts certain loss factors based on historical losses relative to assumed loss factors.
ACL-Loans Individually Assessed Methodology
Individually assessed loans are evaluated according to one of the following methods:
•Present value of expected future cash flows: The present value of expected cash flows to the Company discounted at the loan’s effective (original contractual) interest rate is used when there is an expectation of cash repayment, and the loan is not collateral dependent.
•Fair value of collateral: Is used for collateral dependent loans, which are loans where repayment or satisfaction of the loan is dependent on the sale or operation of the collateral.
•Observable market price of loan: Price of the loan from a valid third party that represents the amount a willing and able buyer would pay to acquire the loan. Observable market prices are rarely used, due to a lack of available market pricing data.
ACL-Loans Collectively Assessed Methodology
Collectively assessed loans are evaluated both quantitatively (modeled) and qualitatively (primarily using management judgment). The collectively assessed ACL-Loans is a summation of the quantitative and qualitative allowance for credit losses.
Quantitative Estimate: Loans in the core segment use an estimate of probability of default and loss given default (“PD/LGD”) model which considers loan-level information to project lifetime cash flows, defaults, and loss severity for each loan. The exposure at default (“EAD”) considers loan-level contractual payment information as well as prepayments based on the loan type. The probability of default (“PD”) considers loan-level information, such as loan type and risk rating, and the projected economic conditions during the one-year reasonable and supportable forecast period. The loss given default (“LGD”) is based on the loan type and projections of economic conditions, and asset values during the reasonable and supportable forecast period. Beyond the reasonable and supportable forecast period, EAD utilizes loan-level contractual payment information and prepayments based on the loan type, while PD and LGD immediately revert to rates deemed consistent with the long-term average performance based on loan type. For loans that have been modified, the quantitative estimate reflects post-modification contractual terms and post-modification risk ratings.
Loans in the non-core segment use a vintage or lifetime loss curve methodology to estimate lifetime losses, as provided by third-parties and based on historical performance. Loss curves are unique to each loan portfolio within the non-core segment and vary based on credit quality at origination and loan term. Losses based on application of the loss curves are adjusted quantitatively based on performance relative to the curves historically. Additionally, curve-based losses are adjusted for expected economic conditions during the reasonable and supportable forecast period. Beyond the reasonable and supportable forecast period, curve-based losses are adjusted to reflect credit losses deemed consistent with the long-term average performance based on loan type.
Qualitative Estimate: Loans in both the core and non-core segment are evaluated qualitatively in addition to quantitatively. Qualitative considerations are intended to account for relevant factors that may not be adequately captured in the quantitative estimate, but are expected to influence lifetime credit losses. Factors considered as part of the qualitative framework include:
•The nature and volume of the institution’s financial assets;
•The existence, growth, and effect of any concentrations of credit;
•The volume and severity of past due financial assets, the volume of non-accrual assets, and the volume and severity of adversely classified, or graded, assets;
•The uncertainty related to modeling imprecision and potential differences between historical and future correlations;
•The value of the underlying collateral for loans that are not collateral dependent;
•The institution’s lending policies and procedures, including changes in underwriting standards and practices for collections, write-offs, and recoveries;
•The quality of the institution’s credit review function;
•The experience, ability, and depth of the institution’s lending, investment, collection, and other relevant management and staff;
•Actual and expected changes in international, national, regional, and local economic and business conditions, and developments in which the institution operates that affect the collectability of financial assets; and
•The effect of other external factors such as the regulatory, legal, and technological environments; competition; and events such as natural disasters.
Factors considered as part of the qualitative framework do not necessarily result in a qualitative estimate for every portfolio. Factors may be deemed inapplicable or otherwise adequately reflected in a different qualitative factor or in the quantitative estimate for a given portfolio.
The Company may agree to grant a concession or loan modification to a borrower experiencing financial difficulty under terms it would not consider if originating a new loan. In accordance with ASC 310, the loan is accounted for as a modified loan if the borrower is experiencing financial difficulty at the time of modification and the loan was modified for one of the following reasons: 1) principal forgiveness; 2) an interest rate reduction; 3) another-than-insignificant payment delay, 4) a term extension, or 5) any combination of the aforementioned. The Company considers the following indicators in determining if a borrower is experiencing financial difficulty: 1) the borrower is currently in payment default on any of its debt or payment default is probable in the foreseeable future; 2) the borrower has declared, or is in the process of declaring bankruptcy; 3) there is substantial doubt as to whether the borrower will continue to be a going concern; 4) the borrower has securities that have been, or are in the process of being delisted; 5) the Company’s forecasts of the borrower’s entity-specific cash flows will be insufficient to service any of its debt in accordance with the contractual terms of the existing agreement for the foreseeable future; and 6) the borrower cannot obtain funds from sources other than the Company at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled borrower.

Allowance for Credit Losses – Acquired Loans
The pools of loans the Company has acquired through forward flow agreements were purchased shortly after origination, and therefore did not have any indication of more than insignificant credit deterioration at the time of acquisition.
Allowance for Credit Losses – Unfunded Commitments
For unfunded commitments that are not unconditionally cancellable, the Company establishes an Allowance for Credit Losses – Unfunded Commitments (“ACL-Unfunded”) based on estimated lifetime expected credit losses. This estimate considers the probability of the commitment funding and applies lifetime loss rates established based on the ACL-Loans methodology for comparative loan type, as described in a section above. The ACL-Unfunded is recognized as Other liabilities in the Consolidated Balance Sheet.
Allowance for Credit Losses – Investment Securities
For investment securities, excluding CPACE, the Company uses the following methodologies to estimate expected credit losses. For available-for-sale investment securities, if the security’s fair value is below its par value, the portion of the fair value adjustment that is determined to be credit-related is recognized as a reclassification from Accumulated other comprehensive income/(loss) into earnings, in the provision for credit losses in the Consolidated Statements of Income. The portion of the fair value adjustment attributable to risk-free rate movements is based on each security’s duration, discounted cash flow analysis, and changes in risk-free rates since purchase. The remaining portion of the fair value adjustment that is unrelated to changes in interest rates is deemed to be credit related. If the entire amount of the fair value adjustment is determined to be based on risk-free rate movements, no allowance for credit losses is recorded. Available-for-sale investment securities with fair values at or above par do not have an allowance for credit losses. For held-to-maturity investment securities, the allowance for credit losses is based on the lifetime expected credit losses without regard to the fair value of the security. This estimate of lifetime credit losses uses a probability of default/loss given default model based on each security’s obligor type, credit rating, and remaining maturity. United States Treasury and government agency securities, including agency mortgage-backed securities, are deemed to have no risk of credit loss, as they have the backing of the government of the United States of America. For CPACE investment securities, the Company’s evaluation of potential risk will be utilized as opposed to loss history given the lack of observable industry credit loss experience.
Allowance for Credit Losses – Financing Receivables
Lifetime credit losses are based on historical loss information, current conditions, reasonable and supportable forecasts, and other relevant information that may impact the collectability of the asset. For financing receivables, the Company’s evaluation of potential risk will be utilized as opposed to loss history given the lack of observable industry credit loss experience.
Other Real Estate Owned
Other real estate owned assets acquired through foreclosure are recorded at fair value less costs to sell. The Company reviews other real estate owned assets on an ongoing basis for evidence of impairment. If the fair value of other real estate owned assets declines subsequent to foreclosure, a fair value mark is recorded and is recognized in Other non-interest income. The Company may incur costs related to the development or improvement of other real estate owned assets. Development and improvement costs are capitalized. Costs related to holding other real estate owned assets are expensed as incurred and are included in Other non-interest expense. See Note 5 – Credit Quality Assessment for more information on the Company’s other real estate owned assets.
Leases
The Company leases its bank branches, corporate offices, and some office equipment. In accordance with ASC 842 - Leases, the Company elected to apply certain practical expedients in accounting for its leases. The Company elected the practical expedient for short-term leases, which does not require the Company to record right-of-use

(“ROU”) assets or lease liabilities for leases with initial terms of twelve months or less. The Company also elected to exclude non-lease components in the calculation of the ROU asset and lease liability balances.
The Company recognizes ROU assets and lease liabilities for its long-term operating leases. In determining the value of lease liabilities and ROU assets, the Company uses an incremental borrowing rate based on the Federal Home Loan Bank of Atlanta (“FHLB”) fixed borrowing rate with a similar term to the lease. ROU assets and lease liabilities are included in Other assets and Other liabilities, respectively, in the accompanying Consolidated Balance Sheets. Associated lease expense is included in Occupancy expense in the accompanying Consolidated Statements of Income. See Note 8 – Leases for more information on the Company’s leases.
Off-Balance Sheet Instruments
In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit, and to make certain equity investments. Such financial instruments are recorded in the financial statements when they are funded. See Note 13 – Financial Instruments with Off-Balance Sheet Risk, Commitments and Contingencies for more information.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been legally isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. In the event the Company sells an asset that does not meet the requirements of a true-sale, and therefore is not able to transfer the asset for GAAP purposes, it recognizes a secured financing liability to represent the value of the asset that did not transfer to the buyer. See Note 4 – Loans regarding sales of loans.
Segment Information
Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”), the Company’s Chief Executive Officer, in deciding how to allocate resources and assessing performance. During the years ended December 31, 2025 and 2024, all operations were within the United States. The CODM allocates resources and assesses performance based upon financial information at the entity-wide level. Since the CODM makes operating decisions and allocates resources on an entity-wide basis, the Company operates as one operating segment and one reportable segment.
The primary financial measure used by the CODM to evaluate performance and allocate resources is consolidated net income as shown on the Consolidated Statements of Income. Segment expenses and other segment items are provided to the CODM on the same basis as disclosed in the Consolidated Statements of Income.
Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the sum of the estimated fair values of tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed in a business combination. Goodwill is not amortized, but is evaluated for impairment, by analyzing certain qualitative factors to determine if it is more likely than not to be impaired. If it is determined that it is more likely than not that goodwill may be impaired, then a quantitative analysis is performed to calculate the amount of the impairment, if any. To the extent an impairment is calculated, it is recognized in earnings in the period of the impairment.
Core deposit intangibles represent the estimated fair value of long-term acquired deposit relationships. Customer relationship intangibles represent the estimated fair value of acquired long-term customer relationships. The Company amortizes intangible assets over the respective intangible asset’s estimated useful life, which ranges from eight years to 20 years for the Company’s currently amortizing intangible assets. Amortization is included in Other non-interest expense in the Consolidated Statements of Income. Intangible assets are periodically reviewed for triggering events that would indicate possible impairment.

The Company’s annual impairment test date is October 1st. As of October 1, 2025, the Company determined that goodwill and other intangible assets were not impaired. Additionally, the Company determined that from the assessment date to the end of the period, no events or circumstances have occurred that would indicate there was a more likely than not impairment of its goodwill or other intangible assets.
Comprehensive Income
Comprehensive income is comprised of net income and other comprehensive income/(loss), which includes unrealized gains and losses on available-for-sale investment securities. Realized gains and losses on available-for-sale investment securities are reclassified out of accumulated other comprehensive income/(loss) and into income in the period in which they are recognized. All components of other comprehensive income/(loss) are net of the related tax effects.
Revenue Recognition
The Company generally acts in a principal capacity, on its own behalf, in its contracts with customers. In these transactions, the Company recognizes revenues and the related costs to generate those revenues on a gross basis. Descriptions of the Company’s major non-interest revenue-generating activities are broadly segregated as follows:
•Investment advisory fees - Investment advisory fees are accrued and reported as investment advisory fees as services are performed. Such fees are based on predetermined annual percentages of the average outstanding balance of the loans during the periods for which the Company provides services.
•Fee income on loans - Fee income on loans represents income such as open line charges and loan management fees charged for the Company’s loans. Additionally, the Company is often reimbursed for certain costs that it incurs in the management of outstanding loans, such as legal or appraisal fees, which are also recognized as fee income on loans, with the associated expense recognized in the appropriate expense category. The revenue is recognized when the fee is earned, or the reimbursement is determined to be receivable.
•Program fees - Program fees, which are recognized in Other non-interest income in the Consolidated Statements of Income, are received from contractors to gain access to preferred interest rates through a portal where the relationship between the contractor installing solar panels on a residential property and the third-party lending institution that finances the project are connected. The fee is recognized when the resulting loan has funded.
•Servicing income - Servicing income, which is recognized in Other non-interest income in the Consolidated Statements of Income, consists of fees earned for performing loan servicing and collection activities on behalf of third parties for solar residential loans, including the remittance of principal and interest payments, management of escrow accounts, and other related services. Servicing income is accrued in the current period based on outstanding average serviced assets over the period.
Advertising
Advertising costs are expensed as incurred and included in
advertising and marketing in the Consolidated Statements of Income, and were $5.3 million and $9.1 million for the years ended December 31, 2025 and 2024, respectively.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740 - Income Taxes, which provides for an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax bases of assets and liabilities. Under this method, deferred tax assets are recognized for deductible temporary differences and net operating loss and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. In the Consolidated Balance Sheets, deferred taxes are combined to present as either a net deferred tax asset or liability. Deferred tax assets are reduced by a valuation allowance when in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. The impact of tax rate changes on deferred tax assets and liabilities is recognized in the year that the change is enacted.
Recognition and measurement of tax positions is based on management’s evaluation of relevant tax code provisions and appropriate industry information about audit proceedings for comparable positions at other organizations.
The income tax returns of the Company for 2022, 2023, and 2024 are subject to examination by income taxing authorities, generally for three years after they were filed. If the Company identifies an uncertain tax position, an accrual for the estimated tax is recognized in the period the potential tax is identified. The Company has elected to recognize any estimated penalties and interest expense on its income tax liabilities as a component of its provision for income taxes. See Note 17 – Income Taxes for more information on the Company’s income tax position.
Stock-based Compensation
The Company recognizes compensation expense at the grant-date fair value of stock options and other equity-based compensation. For both employees and non-employees, the Company recognizes expense over the requisite service period, which is generally the vesting period. Forfeitures of awards are recognized and accounted for when the forfeiture occurs. Stock awards are classified as either an equity award or a liability award, and this classification is dependent upon the method by which the stock-based payment is ultimately settled. Equity classified awards are valued as of the grant date using either an observable market price or a valuation methodology. Liability classified awards are valued at fair value at each reporting date. All of the Company’s stock options and other equity-based compensation arrangements are classified as equity awards as of December 31, 2025 and 2024. See Note 14 – Stock-based Compensation for information on the Company’s stock-based compensation.
Fair Value Measurements
Fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments are made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. See Note 21 – Fair Value of Financial Instruments for more information on fair value measurements.
Earnings Per Common Share
The Company calculates its basic and diluted earnings per common share (“EPS”) utilizing the two-class method. Under the two-class method, both basic and diluted EPS are calculated for each class of common stock considering distributions declared and accumulated, and the rights of common shares and participating securities in any undistributed earnings. Undistributed earnings are allocated to all outstanding common shares based on the relative percentage of each class of shares to the total number of outstanding shares. Basic EPS is computed by dividing the net income by the weighted-average number of shares of common stock outstanding during the period. Diluted EPS is computed using the treasury stock method by dividing net income by the weighted-average number of shares of common stock outstanding during the period, including the additional dilutive potential common shares, such as stock options and restricted stock awards (“RSAs”). See Note 18 – Earnings Per Common Share for more information on EPS.
Subsequent Events
Management has considered material subsequent events, but determined none to exist, for disclosure and recognition through April 8, 2026, the date the Consolidated Financial Statements were available to be issued, other than the amendment, in February 2026, of the Company’s 2014 Stock Incentive Plan (the “2014 Plan”) to make available an additional 1,000,000 shares of Voting Common Stock in stock-based awards, including restricted stock awards and stock options, to its employees and directors. See Note 14 – Stock-based Compensation for more information on the 2014 Plan.
New Accounting Standards
Accounting Standards Adopted in 2025 and 2024
In November 2023, the Financial Accounting Standards Board (FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments enhance reportable segment disclosure requirements, primarily through expanded disclosures about significant segment expenses and other segment items on an annual and interim basis. The Company adopted ASU 2023-07 effective January 1, 2024. The adoption did not change the Company’s reportable segments, nor did it have an impact on the Company’s consolidated financial position, results of operations, or cash flows.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires the disclosure of disaggregated information about an entity’s income tax rate reconciliation as well as income taxes paid and income tax expense. The Company adopted the standard on January 1, 2025, on a prospective basis. The adoption did not have a material impact on the Company’s consolidated financial statements. See Note 17 – Income Taxes for more information.
Accounting Standards Pending Adoption
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires the disaggregated disclosure of certain income statement categories. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date, or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of this pronouncement, but does not anticipate it having a material impact on its disclosures.
In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the rules for capitalizing internal-use software. The amendments are effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments can be applied using a prospective approach, a retrospective approach, or a modified approach that bases the adoption of the amendments on the completion status of the software project as of the adoption date. The Company is in the process of evaluating the impact of this pronouncement.
In November 2025, the FASB issued ASU 2025-08, Financial Instruments-Credit Losses (Topic 326): Purchased Loans, which provides targeted improvements to the accounting for purchased loans, including clarification on the recognition and measurement of credit losses for acquired financial assets. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendments should be applied prospectively to loans acquired after the initial adoption date. The Company is in the process of evaluating the impact of this pronouncement.
Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material, if any, impact on the Company’s consolidated financial statements.
NOTE 2 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Regulation D of the Federal Reserve Act requires the Company to maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of the Company’s deposits, however, in March 2020, the Federal Reserve Board took action to reduce the reserve requirement percentage to zero for all balances. Balances maintained with the Federal Reserve Bank are included in Interest-bearing deposits with banks in the Consolidated Balance Sheets.

The following schedule presents the composition of the Company’s cash, cash equivalents and restricted cash as of December 31, 2025 and 2024:

(in thousands)	December 31, 2025	December 31, 2024
Cash, due from banks and restricted cash:
Cash and due from banks	$16,040	$26,230
Restricted cash	2,201	1,969
Total cash, due from banks and restricted cash	18,241	28,199
Interest-bearing deposits with banks:
Interest-bearing deposits with the Federal Reserve Bank	601,555	1,132,335
Interest-bearing deposits with other banks	28,919	19,448
Total interest-bearing deposits with banks	630,474	1,151,783
Total cash, cash equivalents and restricted cash	$648,715	$1,179,982
NOTE 3 – INVESTMENT SECURITIES
Investment Securities Available-For-Sale
Investment securities available-for-sale as of December 31, 2025 and 2024, consisted of the following securities:

	December 31, 2025
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. Treasury and government agencies	$953,981	$4,366	$—	$—	$958,347
Commercial agency mortgage-backed	135,588	1,004	(522)	—	136,070
Residential agency mortgage-backed	138,262	1,077	(262)	—	139,077
Municipal bonds	9,485	46	(896)	—	8,635
Other	13,496	—	(738)	—	12,758
Total investment securities available-for-sale	$1,250,812	$6,493	$(2,418)	$—	$1,254,887

	December 31, 2024
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. Treasury and government agencies	$1,388,715	$2,429	$(463)	$—	$1,390,681
Commercial agency mortgage-backed	36,812	313	(548)	—	36,577
Residential agency mortgage-backed	16,540	—	(369)	—	16,171
Municipal bonds	9,493	33	(1,234)	—	8,292
Other	20,504	21	(778)	—	19,747
Total investment securities available-for-sale	$1,472,064	$2,796	$(3,392)	$—	$1,471,468
The tables above exclude accrued interest receivables of $13.4 million and $4.9 million as of December 31, 2025 and 2024, respectively.

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties. The amortized cost and fair value of investment securities available-for-sale as of December 31, 2025 and 2024, by contractual maturity are presented in the following table:

	December 31, 2025		December 31, 2024
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury and government agencies:
One year or less	$520,293	$521,605	$1,388,715	$1,390,681
One to five years	433,688	436,742	—	—
Five to ten years	—	—	—	—
After ten years	—	—	—	—
Commercial agency mortgage-backed:
One year or less	—	—	—	—
One to five years	18,794	19,261	15,776	15,861
Five to ten years	13,396	13,612	16,352	16,283
After ten years	103,398	103,197	4,684	4,433
Residential agency mortgage-backed:
One year or less	—	—	—	—
One to five years	109	107	205	197
Five to ten years	—	—	—	—
After ten years	138,153	138,970	16,335	15,974
Municipal bonds:
One year or less	—	—	—	—
One to five years	2,081	2,096	2,082	2,056
Five to ten years	994	894	995	842
After ten years	6,410	5,645	6,416	5,394
Other:
One year or less	—	—	—	—
One to five years	—	—	6,743	6,762
Five to ten years	5,000	4,537	5,000	4,484
After ten years	8,496	8,221	8,761	8,501
	$1,250,812	$1,254,887	$1,472,064	$1,471,468
During the year ended December 31, 2025, the Company sold thirteen investment securities available-for-sale with an aggregate cost basis of $1.2 billion and sales proceeds of $1.2 billion. The Company realized gross gains of $1.1 million and no gross losses, on the sales. During the year ended December 31, 2024, the Company sold fourteen investment securities available-for-sale with an aggregate cost basis of $801.7 million and sales proceeds of $801.9 million. The Company realized gross gains and losses of $293 thousand and $57 thousand, respectively, on the sales. There were no transfers of investment securities from available-for-sale to held-to-maturity during the years ended December 31, 2025 and 2024.
As of December 31, 2025, the Company had no pledged available-for-sale U.S. Treasury and government agency securities to secure FHLB advances. There were no outstanding FHLB advances as of December 31, 2025.
As of December 31, 2024, the Company pledged $950 million of available-for-sale U.S. Treasury and government agency securities with an aggregate amortized cost and fair value of $941.1 million and $942.4 million, respectively, to secure FHLB advances. There were outstanding FHLB advances of $700 million as of December 31, 2024, related to these pledged assets.
See Note 10 – Borrowed Funds for more information on the outstanding FHLB advances.

As of December 31, 2025 and 2024, there were no holdings of investment securities available-for-sale of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.
Information pertaining to investment securities available-for-sale with gross unrealized losses as of December 31, 2025 and 2024, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are presented in the following tables:

	December 31, 2025
	12 Months or Less		12 Months or More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury and government agencies	$—	$—	$—	$—	$—	$—
Commercial agency mortgage-backed	59,754	(237)	8,901	(285)	68,655	(522)
Residential agency mortgage-backed	49,759	(170)	719	(92)	50,478	(262)
Municipal bonds	1,978	(13)	5,541	(883)	7,519	(896)
Other	93	—	12,666	(738)	12,759	(738)
Total	$111,584	$(420)	$27,827	$(1,998)	$139,411	$(2,418)

	December 31, 2024
	12 Months or Less		12 Months or More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury and government agencies	$494,497	$(463)	$—	$—	$494,497	$(463)
Commercial agency mortgage-backed	19,571	(548)	—	—	19,571	(548)
Residential agency mortgage-backed	12,992	(214)	3,180	(155)	16,172	(369)
Municipal bonds	1,929	(61)	5,259	(1,173)	7,188	(1,234)
Other	3,088	(99)	11,489	(679)	14,577	(778)
Total	$532,077	$(1,385)	$19,928	$(2,007)	$552,005	$(3,392)
The Company individually evaluates its investment securities available-for-sale for credit losses. As of December 31, 2025 and 2024, the Company determined no portion of the unrealized losses on its investment securities available-for-sale was due to credit factors. Unrealized losses on investment securities available-for-sale due to factors other than credit are largely due to the nature of the investments. Therefore, no allowance for credit losses was recorded as of December 31, 2025 or 2024. Additionally, the Company has the intent and ability to hold its investment securities available-for-sale for a period of time sufficient to allow for any anticipated recovery. See Note 1 – Significant Accounting Policies for more information on the Company’s accounting policy for the allowance for credit losses - investment securities.

Investment Securities Held-to-Maturity
Investment securities held-to-maturity as of December 31, 2025 and 2024, consisted of the following securities:

	December 31, 2025
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$31,200	$3,736	$—	$34,936
Other	17,744	482	(2,687)	15,539
Total investment securities held-to-maturity	$48,944	$4,218	$(2,687)	$50,475
Allowance for credit losses	(110)
Total investment securities held-to-maturity, net of allowance for credit losses	$48,834

	December 31, 2024
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$31,690	$3,994	$—	$35,684
Other	20,996	496	(3,424)	18,068
Total investment securities held-to-maturity	$52,686	$4,490	$(3,424)	$53,752
Allowance for credit losses	(161)
Total investment securities held-to-maturity, net of allowance for credit losses	$52,525
The tables above exclude accrued interest receivables of $1.7 million and $168 thousand as of December 31, 2025 and 2024, respectively.
Expected maturities of investment securities held-to-maturity may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties. The amortized cost and fair value of investment securities held-to-maturity as of December 31, 2025 and 2024, by contractual maturity, are presented in the following table:

	December 31, 2025		December 31, 2024
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Municipal bonds:
One year or less	$—	$—	$—	$—
One to five years	31,200	34,936	31,690	35,684
Five to ten years	—	—	—	—
After ten years	—	—	—	—
Other:
One year or less	—	—	—	—
One to five years	—	—	—	—
Five to ten years	—	—	—	—
After ten years	17,744	15,539	20,996	18,068
Total	$48,944	$50,475	$52,686	$53,752
As of December 31, 2025 and 2024, there were no investment securities held-to-maturity of any one issuer in an amount greater than 10% of stockholders’ equity.

There were no sales of investment securities held-to-maturity or transfers of investment securities available-for-sale to investment securities held-to-maturity during the year ended December 31, 2025 and 2024.
Information pertaining to investment securities held-to-maturity with gross unrealized losses as of December 31, 2025 and 2024, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are presented in the following tables:

	December 31, 2025
	12 Months or Less		12 Months or More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Other	$—	$—	$14,032	$(2,687)	$14,032	$(2,687)
Total	$—	$—	$14,032	$(2,687)	$14,032	$(2,687)

	December 31, 2024
	12 Months or Less		12 Months or More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Other	$752	$(248)	$15,794	$(3,176)	$16,546	$(3,424)
Total	$752	$(248)	$15,794	$(3,176)	$16,546	$(3,424)
The Company collectively evaluates its investment securities held-to-maturity for credit losses. As of December 31, 2025 and 2024, the Company recorded an allowance for credit losses on its investment securities held-to-maturity. See Note 1 – Significant Accounting Policies for more information on the Company’s accounting policy for the allowance for credit losses.
The following tables summarize the activity in the allowance for credit losses for investment securities held-to-maturity for the years ended December 31, 2025 and 2024:

	December 31, 2025
(in thousands)	Municipal bonds	Other	Total
Balance at beginning of period	$109	$52	$161
Recovery of credit losses on investment securities	(43)	(8)	(51)
Balance at end of period	$66	$44	$110

	December 31, 2024
(in thousands)	Municipal bonds	Other	Total
Balance at beginning of period	$155	$55	$210
Recovery of credit losses on investment securities	(46)	(3)	(49)
Balance at end of period	$109	$52	$161
NOTE 4 – LOANS
The Company holds loans in three separate categories: loans held-for-sale (including loans at fair value and lower of cost or fair value), loans held for investment at fair value, and loans held for investment at amortized cost. In the ordinary course of business to execute overall portfolio management strategies, when the intentions of the Company’s ability and interest with respect to loans change, the Company will transfer loans between loans held-for-sale and loans held for investment.

The Company manages its exposure to credit losses by evaluating credit risk in the loan categories described below. The Company’s ACL – Loans methodology is developed and documented based on the loan types discussed within these categories. Descriptions of the loan categories are:
•Commercial Real Estate - Commercial real estate loans are primarily secured by various types of real estate including healthcare facilities, office, retail, warehouse, industrial, multi-family properties, residential real estate (for commercial purposes), and other commercial real estate properties and are made to owners of such properties. This category includes owner-occupied and investment (non owner-occupied) properties including construction loans. The repayment of loans secured by owner-occupied properties is dependent on cash flow from the successful operation of the business which owns the property. The repayment of loans secured by investment properties is dependent upon the operation (net operating income) or sale of the property. Both property types may be subject to adverse conditions in the commercial real estate market or in the general economy.
•Commercial and Industrial - Within this category, there is further distinction among lender finance and fund finance loans, healthcare asset based-loans, and corporate loans (which are typically cash flow loans, including leveraged loans). The market area for these loans is national with geographic diversification. This loan category also includes the Company’s sustainable finance related lending products, which include nationally originated loans and commercial solar loans, and unsecured small business loans purchased through technology enabled lender platforms. Of primary concern in commercial and industrial lending is the borrower’s creditworthiness and ability to successfully generate cash flow from their business to service the debt.
•Consumer - These loans consist primarily of loans made to individuals for personal, family, and residential real estate purposes (including closed end mortgages and home equity lines of credit), with the majority of the portfolio comprised of loans purchased through technology enabled lender platforms, including consumer solar loans, that are not secured by real estate and, therefore, may entail greater risk than other types of loans. The vast majority of the Company’s consumer loans were purchased or originated before 2024 and a significant portion of the portfolio was sold during 2024. Outside of loans purchased under forward flow purchase agreements, the remaining consumer and residential real estate portfolio represents a small percentage of the loan portfolio. The Company no longer originates residential real estate loans.
Loans Held-for-Sale
As of December 31, 2025 and 2024, the Company had $379.7 million and $316.5 million of loans held-for-sale, respectively. The table below presents the proceeds received from the sales of loans held-for-sale, net realized gains and losses, and net unrealized gains related to loans-held-for sale for the years ended December 31, 2025 and 2024. Unrealized gains, net related to loans held-for-sale are included with Unrealized gains on loans and financing receivables, net in the Consolidated Statements of Income. Realized gains/(losses), net are recognized in Gains/(losses) on sales of loans and investment securities, net in the Consolidated Statements of Income.

(in thousands)	December 31, 2025	December 31, 2024
Proceeds from sales	$280,518	$340,526
Realized gains/(losses), net	$11,385	$(11,563)
Unrealized gains, net	$6,662	$3,151

The following tables present, by loan category, the carrying amount and unpaid contractual balance of the Company’s loans held-for-sale as of December 31, 2025 and 2024:

	December 31, 2025
	Loans Held-for-Sale at Fair Value		Loans Held-for-Sale at Lower of Cost or Fair Value		Total Loans Held-for-Sale
(in thousands)	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance
Commercial and Industrial	$62,251	$65,281	$317,411	$321,295	$379,662	$386,576
Total loans held-for-sale	$62,251	$65,281	$317,411	$321,295	$379,662	$386,576

	December 31, 2024
	Loans Held-for-Sale at Fair Value		Loans Held-for-Sale at Lower of Cost or Fair Value		Total Loans Held-for-Sale
(in thousands)	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance
Commercial and Industrial	$108,575	$116,376	$207,909	$212,082	$316,484	$328,458
Total loans held-for-sale	$108,575	$116,376	$207,909	$212,082	$316,484	$328,458
Loans Held for Investment at Amortized Cost
Loans held for investment at amortized cost, by loan category, as of December 31, 2025 and 2024, are presented in the following table:

(in thousands)	December 31, 2025	December 31, 2024
Commercial Real Estate	$2,528,996	$1,730,883
Commercial and Industrial	2,475,549	1,986,457
Consumer	217,689	246,633
Total loans held for investment at amortized cost	$5,222,234	$3,963,973
Total outstanding loans held for investment at amortized cost are net of deferred fees and costs of $54.7 million and $57.9 million as of December 31, 2025 and 2024, respectively.
Total outstanding loans held for investment at amortized cost excludes accrued interest receivable of $32.1 million and $26.7 million as of December 31, 2025 and 2024, respectively.
Loans to Related Parties
From time to time, the Company has loan transactions with some of its officers, directors, and material investors, and their immediate family members and affiliated entities. There were no loans in the ordinary course of business due from related parties as of December 31, 2025 and 2024. See Note 19 – Related Party Transactions for more information.
NOTE 5 – CREDIT QUALITY ASSESSMENT
Allowance for Credit Losses - Loans Held for Investment at Amortized Cost
See Note 1 – Significant Accounting Policies for more information on the Company’s accounting policy for the allowance for credit losses.

The following table summarizes the activity in the allowance for credit losses for loans held for investment at amortized cost for the years ended December 31, 2025 and 2024:

(in thousands)	December 31, 2025	December 31, 2024
Balance at beginning of period	$42,294	$74,745
Provision for credit losses on loans	23,344	10,896
Provision for/(recovery of) credit losses on loan transfers from/to loans held-for-sale	148	(9,548)
Loan charge-offs	(15,414)	(36,232)
Loan recoveries	2,614	2,433
Net charge-offs	(12,800)	(33,799)
Balance at end of period	$52,986	$42,294
Loans held-for-sale and loans held for investment at fair value do not require an allowance because they are carried at fair value and therefore any changes to the cost basis in the loan are recognized in earnings, as unrealized gains or losses in non-interest income, in the period of the change.
The following tables detail activity in the allowance for credit losses for loans held for investment carried at amortized cost, by loan category, for the years ended December 31, 2025 and 2024:

	December 31, 2025
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Allowance for credit losses:
Beginning of period	$12,078	$19,380	$10,836	$42,294
Provision for credit losses - loans	6,418	12,807	4,119	23,344
Provision for credit losses - transfers of loans	144	4	—	148
Loan charge-offs	—	(7,374)	(8,040)	(15,414)
Loan recoveries	—	1,205	1,409	2,614
Net charge-offs	—	(6,169)	(6,631)	(12,800)
End of period	$18,640	$26,022	$8,324	$52,986

Individually evaluated for credit loss	$—	$2,244	$—	$2,244
Collectively evaluated for credit loss	18,640	23,778	8,324	50,742
Total allowance for credit losses	$18,640	$26,022	$8,324	$52,986

Loans held for investment at amortized cost:
Individually evaluated for credit loss	$96,807	$20,667	$2,495	$119,969
Collectively evaluated for credit loss	2,432,189	2,454,882	215,194	5,102,265
Total loans held for investment at amortized cost	$2,528,996	$2,475,549	$217,689	$5,222,234

Allowance for loans to loan type ratio:
Individually evaluated for credit loss	—%	10.86%	—%	1.87%
Collectively evaluated for credit loss	0.77%	0.97%	3.87%	0.99%
Total loans held for investment at amortized cost	0.74%	1.05%	3.82%	1.01%

	December 31, 2024
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Allowance for credit losses:
Beginning of period	$23,203	$26,460	$25,082	$74,745
Provision for credit losses - loans	5,228	78	5,590	10,896
Recovery of credit losses - transfers of loans	(58)	(158)	(9,332)	(9,548)
Loan charge-offs	(16,495)	(7,359)	(12,378)	(36,232)
Loan recoveries	200	359	1,874	2,433
Net charge-offs	(16,295)	(7,000)	(10,504)	(33,799)
End of period	$12,078	$19,380	$10,836	$42,294

Individually evaluated for credit loss	$—	$922	$—	$922
Collectively evaluated for credit loss	12,078	18,458	10,836	41,372
Total allowance for credit losses	$12,078	$19,380	$10,836	$42,294

Loans held for investment at amortized cost:
Individually evaluated for credit loss	$83,100	$67,573	$1,932	$152,605
Collectively evaluated for credit loss	1,647,783	1,918,884	244,701	3,811,368
Total loans held for investment at amortized cost	$1,730,883	$1,986,457	$246,633	$3,963,973

Allowance for loans to loan type ratio:
Individually evaluated for credit loss	—%	1.36%	—%	0.60%
Collectively evaluated for credit loss	0.73%	0.96%	4.43%	1.09%
Total loans held for investment at amortized cost	0.70%	0.98%	4.39%	1.07%
Credit Quality
The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The risk rating system is central to the overall credit risk management discipline and the important first step in effectively monitoring the credit quality of the portfolio. Credit risk ratings are applied individually to those classes of assets that have significant or unique credit characteristics that benefit from a case-by-case evaluation. Groups of assets that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk rated and monitored collectively. These are typically assets to individuals in the classes which comprise the consumer portfolio category.
The following are the definitions of the Company’s credit quality indicators:
•Acceptable Risk (or better) - Assets in all classes that comprise the commercial real estate, commercial and industrial, and consumer portfolio categories that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the asset agreement. Management believes that there is a low likelihood of loss related to those assets that are considered Acceptable Risk or better.
•Higher Risk - Assets in this category may demonstrate weaker credit fundamentals with an above-average chance of resulting in a default combined with a lower risk of loss to create an overall risk profile which requires appropriate monitoring but do not present potential weaknesses or a warrant a lower rating.
•Special Mention - Assets in this category exhibit potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may, at some future date, result in deterioration of the repayment prospects for the asset. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. While potentially weak, the asset is currently marginally acceptable, and no loss of principal or interest is envisioned.

•Substandard - A Substandard asset is inadequately protected by the current sound worth and paying capacity of the borrower or the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loss potential, which exists in the aggregate amount of Substandard assets, does not have to exist in individual assets classified Substandard.
•Doubtful - Assets in this category have all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined.
The Company periodically reviews and, if necessary, updates the credit quality indicator assigned to each of its loans on a case-by-case basis.
Loans Held for Investment at Amortized Cost
The following tables present by class, credit quality and year of origination, the recorded investment in the Company’s loans held for investment at amortized cost as of and for the years ended December 31, 2025 and 2024:

	December 31, 2025
	Loans Held for Investment at Amortized Cost by Year of Origination
(in thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial Real Estate:
Acceptable risk (or better)	$1,226,416	$284,180	$56,976	$238,490	$174,345	$94,808	$—	$—	$2,075,215
Higher risk	—	101,977	—	136,724	130,391	16,425	982	—	386,499
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	40,420	26,862	—	—	—	67,282
Doubtful	—	—	—	—	—	—	—	—	—
Total	$1,226,416	$386,157	$56,976	$415,634	$331,598	$111,233	$982	$—	$2,528,996
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Commercial and Industrial:
Acceptable risk (or better)	$205,677	$173,813	$53,566	$123,425	$17,225	$888	$1,825,313	$—	$2,399,907
Higher risk	144	139	—	21,312	519	—	33,000	—	55,114
Special mention	—	—	—	—	1	—	—	—	1
Substandard	1,431	—	12,452	701	486	2,136	781	—	17,987
Doubtful	—	2,540	—	—	—	—	—	—	2,540
Total	$207,252	$176,492	$66,018	$145,438	$18,231	$3,024	$1,859,094	$—	$2,475,549
Gross charge-offs	$—	$1,632	$171	$5,493	$78	$—	$—	$—	$7,374

Consumer:
Acceptable risk (or better)	$—	$1,243	$483	$60,909	$131,188	$16,681	$—	$—	$210,504
Higher risk	—	—	—	178	249	4,901	—	—	5,328
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	665	977	215	—	—	1,857
Doubtful	—	—	—	—	—	—	—	—	—
Total	$—	$1,243	$483	$61,752	$132,414	$21,797	$—	$—	$217,689
Gross charge-offs	$—	$—	$—	$3,063	$4,907	$70	$—	$—	$8,040

Total loans	$1,433,668	$563,892	$123,477	$622,824	$482,243	$136,054	$1,860,076	$—	$5,222,234
Total gross charge-offs	$—	$1,632	$171	$8,556	$4,985	$70	$—	$—	$15,414

	December 31, 2024
	Loans Held for Investment at Amortized Cost by Year of Origination
(in thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial Real Estate:
Acceptable risk (or better)	$344,616	$55,947	$446,340	$200,407	$96,717	$16,460	$1,863	$—	$1,162,350
Higher risk	53,090	—	131,739	174,673	42,394	10,623	998	—	413,517
Special mention	7,034	—	—	66,847	24,744	4,537	—	—	103,162
Substandard	—	—	7,160	44,694	—	—	—	—	51,854
Doubtful	—	—	—	—	—	—	—	—	—
Total	$404,740	$55,947	$585,239	$486,621	$163,855	$31,620	$2,861	$—	$1,730,883
Gross charge-offs	$—	$—	$2,714	$13,509	$272	$—	$—	$—	$16,495

Commercial and Industrial:
Acceptable risk (or better)	$217,395	$84,794	$295,022	$50,384	$1,440	$1,070	$1,159,501	$—	$1,809,606
Higher risk	485	40,085	40,321	534	—	2,282	25,519	—	109,226
Special mention	67	—	181	302	—	—	1,776	—	2,326
Substandard	63	19	19,652	26,292	—	—	17,121	—	63,147
Doubtful	2,152	—	—	—	—	—	—	—	2,152
Total	$220,162	$124,898	$355,176	$77,512	$1,440	$3,352	$1,203,917	$—	$1,986,457
Gross charge-offs	$—	$378	$6,221	$750	$—	$10	$—	$—	$7,359

Consumer:
Acceptable risk (or better)	$1,173	$1,127	$68,805	$147,667	$10,268	$10,851	$89	$—	$239,980
Higher risk	—	—	183	249	652	4,446	1	—	5,531
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	275	487	—	352	8	—	1,122
Doubtful	—	—	—	—	—	—	—	—	—
Total	$1,173	$1,127	$69,263	$148,403	$10,920	$15,649	$98	$—	$246,633
Gross charge-offs	$—	$—	$5,175	$5,928	$68	$31	$1,176	$—	$12,378

Total loans	$626,075	$181,972	$1,009,678	$712,536	$176,215	$50,621	$1,206,876	$—	$3,963,973
Total gross charge-offs	$—	$378	$14,110	$20,187	$340	$41	$1,176	$—	$36,232
The following tables present information on loans held for investment at amortized cost on non-accrual status and loans 90 days or more past due and still accruing as of December 31, 2025 and 2024:

	December 31, 2025
(in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Loans 90 days or more past due and still accruing	$—	$—	$—	$—
Non-accrual loans with no allowance for credit losses	$60,361	$116	$1,857	$62,334
Non-accrual loans	$60,361	$5,484	$1,857	$67,702
Contractual Interest Income on Non-accrual Loans while on Non-accrual Status	$4,812	$916	$1,663	$7,391

	December 31, 2024
(in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Loans 90 days or more past due and still accruing	$—	$—	$—	$—
Non-accrual loans with no allowance for credit losses	$44,694	$12,692	$—	$57,386
Non-accrual loans	$44,694	$12,789	$1,122	$58,605
Contractual Interest Income on Non-accrual Loans while on Non-accrual Status	$3,555	$1,480	$1,154	$6,189

No interest income was recognized on non-accrual loans while on non-accrual status for the years ended December 31, 2025 and 2024. At the time a loan is designated as non-accrual, the Company reverses any related accrued interest from interest income. During the years ended December 31, 2025 and 2024, the Company reversed $341 thousand and $1.7 million, respectively, of accrued interest from interest income related to loans designated as non-accrual.
The following tables present by class, an aging analysis and the recorded investments in past due loans, excluding non-accrual loans, held for investment at amortized cost as of December 31, 2025 and 2024:

	December 31, 2025
(in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Past due loans:
30 - 59 days past due	$32,412	$42,487	$2,297	$77,196
60 - 89 days past due	—	122	1,092	1,214
90 or more days past due	—	—	—	—
Total past due loans	32,412	42,609	3,389	78,410
Current loans	2,436,223	2,427,456	212,443	5,076,122
Total	$2,468,635	$2,470,065	$215,832	$5,154,532

	December 31, 2024
(in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Past due loans:
30 - 59 days past due	$—	$1,369	$1,851	$3,220
60 - 89 days past due	576	1,023	895	2,494
90 or more days past due	—	—	—	—
Total past due loans	576	2,392	2,746	5,714
Current loans	1,685,613	1,971,276	242,765	3,899,654
Total	$1,686,189	$1,973,668	$245,511	$3,905,368
The following tables present by class and by collateral type, the recorded investment of collateral-dependent loans where the borrower is experiencing financial difficulty as of December 31, 2025 and 2024, for which repayment is expected to be provided substantially through the operation or sale of the collateral:

	December 31, 2025
(in thousands)	Commercial Real Estate	Consumer	Total
Collateral type:
Real estate	$49,494	$188	$49,682
Total	$49,494	$188	$49,682

	December 31, 2024
(in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Collateral type:
Real estate	$44,694	$—	$352	$45,046
Business assets	—	10,252	—	10,252
Total	$44,694	$10,252	$352	$55,298
See Note 1 – Significant Accounting Policies for more information on the Company’s accounting policy for modifications.

The following tables present by class and by type of modification, the recorded investment and financial effect of modification as of December 31, 2025 and 2024, in the Company’s loans that were both modified and experiencing financial difficulty during the years ended December 31, 2025 and 2024:

	December 31, 2025
(dollars in thousands)	Term Extension	Total	Modification to Loan Class Ratio	Weighted-Average Term Extension
Commercial and Industrial	$292	$292	0.01%	12.0 months
Total	$292	$292

	December 31, 2024
(dollars in thousands)	Term Extension	Total	Modification to Loan Class Ratio	Weighted-Average Term Extension
Commercial and Industrial	$1,971	$1,971	0.10%	19.2 months
Total	$1,971	$1,971
As of December 31, 2025 and 2024, there were no unfunded loan commitments on modifications for borrowers experiencing financial difficulty.
The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. As of December 31, 2025, all loans that were modified to borrowers experiencing financial difficulty were current. As of December 31, 2024, all loans that were modified to borrowers experiencing financial difficulty were current, but on non-accrual status.
During the year ended December 31, 2025, no loans to borrowers experiencing financial difficulty had a payment default in the twelve months subsequent to modification. During the year ended December 31, 2024, $67 thousand of Commercial and Industrial loans to borrowers experiencing financial difficulty had a payment default in the twelve months subsequent to modifications made in the form of a payment delay.
Other Real Estate Owned
The following table presents by class the recorded investment in the Company’s other real estate owned assets at fair value as of December 31, 2025 and 2024:

(in thousands)	December 31, 2025	December 31, 2024
Balance at beginning of period	$25,476	$—
Loans held for investment (at amortized cost) transferred to other real estate owned	1,665	27,355
Improvements	1,120	277
Sales	(18,685)	—
Valuation adjustments	(847)	(2,156)
Balance at end of period	$8,729	$25,476
During the year ended December 31, 2025, the Company foreclosed on and transferred one Commercial Real Estate asset from loans held for investment at amortized cost to other real estate owned assets. During the year ended December 31, 2025, the Company sold three other real estate owned assets with a total carrying value of $18.7 million for proceeds of $19.1 million resulting in gains of $420 thousand, which is included in Other non-interest income in the Consolidated Statements of Income.

During the year ended December 31, 2024, the Company foreclosed on and transferred five Commercial Real Estate assets from loans held for investment at amortized cost to other real estate owned assets. There were no sales of other real estate owned assets during the year ended December 31, 2024.
During the years ended December 31, 2025 and 2024, the Company incurred a non-material amount of expense related to holding other real estate owned assets, which is included in Other non-interest expense in the Consolidated Statements of Income. Subsequent to foreclosure, the Company determined the fair values of certain of its other real estate owned assets had declined, at which time the Company recorded a valuation adjustment, which is included in Other non-interest income in the Consolidated Statements of Income. Other real estate owned assets are included with Other assets in the Consolidated Balance Sheet.
NOTE 6 – OTHER EARNING ASSETS
Financing Receivables Held-for-Sale at Lower of Cost or Fair Value
As of December 31, 2025, the Company had no financing receivables held-for-sale. As of December 31, 2024, the Company had $13.8 million of financing receivables held-for-sale. During the year ended December 31, 2025, the Company transferred $13.8 million of financing receivables held-for-sale to financing receivables held for investment, at amortized cost, and reversed a non-material amount of previously recognized net unrealized losses as a result of the transfer. The Company recognized a recovery of previously recognized unrealized losses related to financing receivables held-for-sale of $385 thousand for the year ended December 31, 2024. Unrealized losses related to financing receivables held-for-sale are included with Unrealized gains on loans and financing receivables, net in the Consolidated Statements of Income.
There were no sales of financing receivables held-for-sale during the years ended December 31, 2025 and 2024. There were no transfers between financing receivables held-for-sale and financing receivables held for investment, at amortized cost, during the year ended December 31, 2024.
Financing Receivables Held for Investment at Amortized Cost
As of December 31, 2025 and 2024, the Company had $42.8 million and $29.3 million, respectively, of financing receivables held for investment, at amortized cost, and net of allowance for credit losses. Total outstanding financing receivables held for investment, at amortized cost, are net of direct funding related income and costs of $180 thousand and $78 thousand as of December 31, 2025 and 2024, respectively.
The following table summarizes the activity in the allowance for credit losses for financing receivables held for investment, at amortized cost, for the years ended December 31, 2025 and 2024:

(in thousands)	December 31, 2025	December 31, 2024
Balance at beginning of period	$74	$75
Recovery of credit losses	—	(1)
Provision for credit losses - transfer of financing receivables from held-for-sale	34	—
Balance at end of period	$108	$74
Equity Investments
The Company holds equity investments for various business purposes. As of December 31, 2025 and 2024, the Company had $13.1 million and $44.8 million, respectively, of equity investments, which are included with Other earning assets in the Consolidated Balance Sheets. During the year ended December 31, 2025, the Company had net sales of $33.0 million of FHLB common stock in coordination with the net repayment of outstanding FHLB advances. As of December 31, 2024, the majority of equity investments was comprised of FHLB common stock purchased in connection with securing FHLB advances. See Note 10 – Borrowed Funds for more information on the outstanding FHLB advances.

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS
The following tables summarize the gross carrying amount and accumulated amortization, by type of amortizing other intangible asset, and the carrying amount of non-amortizing other intangible assets and goodwill, which are included in Goodwill and other intangible assets, net in the Consolidated Balance Sheets, as of December 31, 2025 and 2024:

	December 31, 2025
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:
Core deposit intangible	$1,491	$(1,491)	$—
Customer relationship intangibles	18,742	(7,690)	11,052
Other	399	(399)	—
Total amortizing intangible assets	$20,632	$(9,580)	$11,052
Indefinite life intangible asset			2,114
Total intangible assets			13,166
Goodwill			18,519
Total goodwill and intangible assets, net			$31,685

	December 31, 2024
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:
Core deposit intangible	$1,491	$(1,342)	$149
Customer relationship intangibles	18,742	(6,557)	12,185
Other	399	(319)	80
Total amortizing intangible assets	$20,632	$(8,218)	$12,414
Indefinite life intangible asset			2,114
Total intangible assets			14,528
Goodwill			18,519
Total goodwill and intangible assets, net			$33,047
The following table presents the estimated future amortization expense for amortizing intangible assets, which is included in Other non-interest expense in the Consolidated Statements of Income, as of December 31, 2025:

(in thousands)	Amount
2026	$1,132
2027	1,132
2028	1,132
2029	1,132
2030	807
Thereafter	5,717
Total amortizing intangible assets	$11,052

NOTE 8 – LEASES
The Company has 10 leases, all of which are currently classified as operating. The Company’s locations are deposit production offices, branches, and corporate office space, mostly located in the Washington, DC metro area. The headquarters lease, located in Chevy Chase, Maryland is considered to be critical to the Company’s operations. Some lease agreements include one or more options to renew, with renewal terms that can extend the original lease term from two to ten years. The Company currently does not believe it is reasonably certain it will exercise the renewal options for its leases, and therefore, the lease terms do not reflect any optional periods.
The following table provides information regarding the Company’s leases as of and for the years ended December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Components of operating lease expense:
Long-term lease expense	$3,248	$3,335
Short-term lease expense	$144	$138

Supplemental cash flow information related to leases:
Operating cash flows from operating leases	$3,614	$3,786
Right-of-use assets obtained in exchange for lease liabilities for new leases and lease modifications	$—	$697

Supplemental balance sheet information related to leases:
Operating lease right-of-use assets	$15,691	$18,393
Operating lease liabilities	$20,077	$23,150

Other information related to leases:
Weighted-average remaining lease term of operating leases	6.2 years	7.1 years
Weighted-average discount rate of operating leases	2.60%	2.60%
The following table presents the maturities of the Company’s operating lease liabilities as of December 31, 2025, for the years indicated:

(in thousands)	Amount
2026	$3,441
2027	3,447
2028	3,535
2029	3,576
2030	3,634
Thereafter	4,122
Total minimum lease payments	21,755
Less: present value discount	(1,678)
Operating lease liability	$20,077

NOTE 9 – DEPOSITS
Deposit balances as of December 31, 2025 and 2024, are presented in the following table:

(in thousands)	December 31, 2025	December 31, 2024
Non-interest-bearing deposits	$372,444	$258,242
Interest-bearing deposits:
Demand	275,259	269,320
Money market	1,206,544	895,605
Savings	3,500,532	2,342,327
Time deposits less than $250 thousand	1,242,892	1,484,872
Time deposits greater than $250 thousand	180,244	314,966
Total interest-bearing deposits	6,405,471	5,307,090
Total deposits	$6,777,915	$5,565,332
As of December 31, 2025 and 2024, $14 thousand and $84 thousand, respectively, of demand deposit overdrafts were reclassified to loans. The related charge-offs and recoveries, if any, are reflected in the allowance for credit losses - loans.
The following table presents the maturities of time deposits as of December 31, 2025, for the years indicated:

(in thousands)	Amount
2026	$916,654
2027	261,400
2028	108,408
2029	111,370
2030	25,304
Thereafter	—
Total time deposits	$1,423,136
The Company’s time deposits of $250 thousand or greater represented 12.7% of total time deposits as of December 31, 2025, and are presented by maturity in the following table:

	Months to Maturity
(in thousands)	3 or Less	Over 3 to 6	Over 6 to 12	Over 12	Total
Time deposits greater than $250 thousand	$78,227	$62,567	$34,917	$4,533	$180,244
Deposits received in the ordinary course of business from related parties held as of December 31, 2025 and 2024, were $5.2 million and $7.1 million, respectively. See Note 19 – Related Party Transactions for more information.
NOTE 10 – BORROWED FUNDS
Subordinated Debt
In 2016, the Company issued $17.0 million of Fixed Rate Subordinated Notes (“2016 Fixed Rate Notes”). The 2016 Fixed Rate Notes are unsecured, mature on December 30, 2026 and pay interest of 7.0% semi-annually, in arrears. The Company redeemed the 2016 Fixed Rate Notes at par in 2025.
In 2016, the Company issued $7.0 million of Fixed to Floating Rate Subordinated Notes (“2016 Fixed to Floating Notes”). The 2016 Fixed to Floating Notes are unsecured, mature on December 30, 2026, and paid an initial interest of 6.5% semi-annually, in arrears. Beginning on December 30, 2021, the 2016 Fixed to Floating Notes

interest rate reset quarterly to an interest rate per annum equal to the three-month LIBOR plus 469.50 basis points, paid quarterly in arrears. If the three-month LIBOR was less than zero, the three-month LIBOR was deemed to be zero. Due to the cessation of LIBOR on June 30, 2023, the 2016 Fixed to Floating Notes interest rate resets quarterly to an interest rate per annum equal to the three-month Secured Overnight Financing Rate (“SOFR”) plus 495.70 basis points, paid quarterly in arrears. If the three-month SOFR is less than zero, the three-month SOFR shall be deemed to be zero. The SOFR-based interest rate became effective on October 1, 2023. The Company redeemed the 2016 Fixed to Floating Notes at par in 2025.
In 2019, the Company issued $25.0 million of Fixed to Floating Rate Subordinated Notes (“2019 Notes”). The 2019 Notes are unsecured, mature on December 1, 2029, and paid an initial interest of 5.75% semi-annually, in arrears. Beginning on December 1, 2024, the 2019 Notes interest rate resets quarterly to an interest rate per annum equal to the three-month SOFR plus 439 basis points, paid quarterly in arrears. If the three-month SOFR is less than zero, the three-month SOFR shall be deemed to be zero. The Company may redeem the 2019 Notes at par.
On December 22, 2021, the Company issued $125.0 million of Fixed to Floating Rate Subordinated Notes (“2021 Notes”). The 2021 Notes are unsecured, mature on January 1, 2032 and pay an initial interest of 4.00% semi-annually through January 1, 2027, in arrears. Beginning on January 1, 2027, through the earlier of maturity date or the early redemption date, the interest rate will adjust quarterly equal to the three-month term SOFR plus 289 basis points, paid quarterly in arrears. The 2021 Notes are non-callable for the first five years; the Company has the option to redeem the 2021 Notes at par value, after five years from the date of issuance. The 2021 Notes are classified as Green Bonds in alignment with the International Capital Markets Association’s Green Bond Principles (2021).
The Company also has $3.0 million of other subordinated debt that has a 30-year term (matures on April 7, 2033), has no principal amortization and is guaranteed by the Company. As of December 31, 2025, the other subordinated debt paid interest at the rate of SOFR plus 3.3%, which resets on a quarterly basis.
The Company’s subordinated debt requires it to comply with specific covenants related to capitalization adequacy, regulatory enforcement actions, nonperforming asset metrics, changes in key executive positions, and material changes in ownership. Additionally, in the event of default the Company’s subordinated debt contains certain restrictions and limitations on dividend payments and the Company’s ability to repurchase its common stock. The Company was in compliance with all relevant covenants as of December 31, 2025.
The following table provides information on subordinated debt as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
2016 Fixed Rate Notes, due in 2026, 7.00%	$—	$17,000
2016 Fixed to Floating Notes, due in 2026, 9.56%	—	7,000
2019 Notes, due in 2029 (1)	25,000	25,000
2021 Notes, due in 2032, 4.00%	125,000	125,000
Other subordinated debt, due in 2033 (2)	3,000	3,000
Less: debt issuance costs and discounts	(1,997)	(2,474)
Total subordinated debt	$151,003	$174,526
__________________
(1)Borrowings bore interest at an effective rate of 8.18% and 8.89% as of December 31, 2025 and 2024, respectively.
(2)Borrowings bore interest at an effective rate of 7.47% and 8.22% as of December 31, 2025 and 2024, respectively.
Other Borrowed Funds
As of December 31, 2025, the Company had a credit line with the FHLB (“FHLB Credit Line”) with a maximum borrowing capacity of $5.9 million, with no of borrowings outstanding and a remaining borrowing capacity of $5.9 million. In order to borrow under the FHLB Credit Line, the Company must secure the borrowings with qualifying assets. Under the terms of the FHLB Credit Line, the Company is required to maintain sufficient collateral to secure these borrowings. As of December 31, 2025, the Company pledged eligible 1-4 family first mortgages with a book value of $5.8 million, and eligible home equity loans with a book value of $3.0 million to secure borrowings under the FHLB Credit Line. The total collateral value assigned by the FHLB for these pledged investments and loans was $5.9 million.
As of December 31, 2025, the Company had a credit line with the Federal Reserve Bank (“FRB Credit Line”) with a maximum borrowing capacity of $3.5 billion. As of December 31, 2025, there were no borrowings outstanding under the FRB Credit Line. In order to borrow under the FRB Credit Line, the Company must maintain sufficient loan collateral. As of December 31, 2025, the Company pledged commercial real estate loans with a book value of $1.7 billion, commercial and industrial loans with a book value of $2.0 billion, construction loans with a book value of $184.0 million and multi-family loans with a book value of $75.8 million to facilitate future transactions. The total collateral value assigned by the Federal Reserve Bank for these pledged loans was $3.5 billion.
The Company maintains unsecured Fed Funds facilities with three other financial institutions in the aggregate amount of $90.0 million. As of December 31, 2025 and 2024, there were no borrowings outstanding under these facilities. The Company periodically borrows on its Fed Funds facilities to test its borrowing capabilities and keep the funds available.
NOTE 11 – STOCKHOLDERS' EQUITY
The Company’s Articles of Incorporation authorizes 108,200,000 shares of stock, consisting of 51,600,000 shares of Voting Common Stock, par value $0.001 per share (“Voting Common Stock”) and 51,600,000 shares of Non-Voting Common Stock, par value $0.001 per share (“Non-Voting Common Stock” and, together with the Voting Common Stock, “common stock”) 5,000,000 shares of preferred stock, par value $0.001 (“Preferred Stock”).
As of December 31, 2025, the Company had 19,438,060 shares of Voting Common Stock, 21,242,551 shares of Non-Voting Common Stock, and no shares of Preferred Stock issued and outstanding.
Certain shares of common stock issued and outstanding include unvested restricted stock awards granted to employees and directors. These restricted shares are legally issued and carry voting rights equivalent to vested shares of common stock, notwithstanding that such shares are subject to forfeiture until vesting conditions are satisfied. While these shares are considered legally outstanding and included within common stock outstanding, these shares are excluded from basic earnings per share and will be included within the diluted earnings per share calculation. See Note 14 – Stock-based Compensation and Note 18 – Earnings Per Common Share for more information.

NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME
The Company’s accumulated other comprehensive (loss)/income is comprised of unrealized gains and losses associated with investment securities available for-sale. Gains and losses on investment securities available-for-sale are reclassified to earnings as the gains or losses are realized.
The following table presents the activity in accumulated other comprehensive (loss)/income for the years ended December 31, 2025 and 2024:

(in thousands)	Total	Tax Effect	Net
Investment securities available-for-sale:
Balance as of December 31, 2023	$(2,463)	$622	$(1,841)
Unrealized gains, net	2,103	(528)	1,575
Reclassification of net gains on investment securities available-for-sale to earnings	(236)	59	(177)
Balance as of December 31, 2024	$(596)	$153	$(443)
Unrealized gains, net	5,865	(1,511)	4,354
Reclassification of net gains on investment securities available-for-sale to earnings	(1,194)	307	(887)
Balance as of December 31, 2025	$4,075	$(1,051)	$3,024
NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recorded in the balance sheet. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Generally, commitments to extend credit are subject to annual renewal. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company reports commitments at the lower of the amount eligible to be advanced based on the available collateral value, as of its most recent assessment date, and the contracted maximum commitment. The reported commitment amount may also be lower than the maximum contracted commitment as of the reporting date based on other contractually based limits to available funds.
A summary of the net commitment available to fund financial instruments with off-balance sheet credit risk as of December 31, 2025 and 2024 is as follows:

(in thousands)	December 31, 2025	December 31, 2024
Commercial real estate development and construction	$179,439	$155,701
Residential real estate development and construction	682	2,380
Lines of credit, primarily business lines	606,921	569,143
Standby letters of credit	20,195	29,956
Total commitments to extend credit and available lines of credit	$807,237	$757,180
As of December 31, 2025 and 2024, the total reserve for unfunded commitments was $2.7 million and $2.1 million, respectively, which is included in Other liabilities in the Consolidated Balance Sheets. The Company recognized a provision for credit losses of $535 thousand for the year ended December 31, 2025, and a recovery of credit losses of $2.5 million for the year ended December 31, 2024. The provision for and recovery of credit losses are included in Provision for/(recovery of) credit losses in the Consolidated Statements of Income.
The Company is involved in various legal actions arising in the ordinary course of business. The Company’s evaluation has resulted in none being expected to result in a loss contingency.
NOTE 14 – STOCK-BASED COMPENSATION
As of December 31, 2025, the Company had a stock-based compensation plan, the 2014 Plan, which was adopted on June 25, 2014. The 2014 Plan was amended in April 2021, in connection with the Company’s equity raise to permit the granting of up to 11,500,000 shares of Voting Common Stock in stock-based awards, including restricted stock awards and stock options, to its employees and directors, an increase from 1,200,000 shares of Voting Common Stock prior to the amendment. In February 2026, the 2014 Plan was amended to make available an additional 1,000,000 shares of Voting Common Stock in stock-based awards, including restricted stock awards and stock options, to its employees and directors. The Company believes that such awards better align the interests of its employees with those of its stockholders.
As of December 31, 2025, there were 622,189 shares remaining to be issued under the 2014 Plan. Compensation expense is recognized using the graded method over the vesting period of the stock option or restricted stock award granted. During the years ended December 31, 2025 and 2024, expense of $8.7 million and $7.6 million, respectively, was recognized associated with stock options and restricted stock awards. The Company recognized a tax benefit of $2.3 million and $1.9 million, respectively, for the years ended December 31, 2025 and 2024, related to stock-based compensation expense.
Stock Options
Stock option awards are granted with an exercise price equal to the fair value of the Company’s Voting Common Stock at the date of grant; those option awards generally vest based on five years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control. Stock options issued can require meeting certain performance criteria prior to exercise.
The fair values of options granted during the year ended December 31, 2025, were determined using the Black-Scholes option-pricing model. For option series that are subject to exercise conditions in addition to the grant date exercise price, the Black-Scholes option pricing model was used in conjunction with (i) a Monte Carlo Simulation model for determining stock price values and (ii) probability weights for scenarios where the Company either remains independent or is acquired. The description of the exercise conditions that apply to certain series of options is more fully described in the 2014 Plan. The following table presents the assumptions used to determine the fair value of the options granted during the year ended December 31, 2025:

	December 31, 2025
	Black-Scholes	Monte Carlo
Volatility	40%	40%
Expected dividend yield	—%	—%
Expected term	6.5 years	2.25 - 10.0 years
Risk-free rate	4.46%	4.25% - 4.58%

The fair values of the options granted during the year ended December 31, 2024, were determined based on Black-Scholes option-pricing and Monte Carlo Simulation models using the following assumptions:

December 31, 2024
Volatility	35%
Expected dividend yield	—%
Expected term	6.5 years
Risk-free rate	4.00%
An active market for the Company’s common stock does not exist, therefore the expected volatility is based on the average annual historical volatility of common stock for comparable public banks in the banking industry. The estimated option life is derived from the “simplified method” formula. The risk-free rate is based upon the U.S. Treasury note rate in effect at the time of grant. The expected dividend yield is based upon implied and historical dividend declarations.
A summary of the activity of options outstanding activity for the year ended December 31, 2025, is presented in the following table:

(dollars in thousands, except per share amounts)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2024	9,834,392	$14.06	6.5 years	$37,849
Granted	204,000	$18.27
Exercised	(100,700)	$11.61		$561
Forfeited or expired	(128,000)	$14.33
Outstanding as of December 31, 2025	9,809,692	$14.61	5.6 years	$54,150

Exercisable as of December 31, 2025	5,795,496	$15.00	5.4 years	$29,738
Of the 9,809,692 outstanding option shares, 2,325,336 option shares with a weighted average exercise price of $12.97 are subject to conditions with respect to stock price levels that must be satisfied to exercise the options, as more fully described in the 2014 Plan.
A summary of the activity of unvested stock options activity for the period ended December 31, 2025, is presented in the following table:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2024	3,947,580	$4.19
Granted	204,000	$7.00
Vested	(1,850,540)	$4.11
Forfeited	(68,000)	$4.92
Unvested as of December 31, 2025	2,233,040	$4.49
The total fair value of stock options vested during the years ended December 31, 2025 and 2024, was $7.6 million and $7.9 million, respectively. As of December 31, 2025, there was $3.4 million of unrecognized compensation cost related to stock options granted under the 2014 Plan, and is expected to be recognized over a weighted-average period of 1.1 years.

Restricted Stock Awards
The Company granted 383,022 restricted stock awards during the year ended December 31, 2025. The vesting terms for restricted stock awards granted range from one to five years.
The following table summarizes the unvested restricted stock awards activity for the year ended December 31, 2025:

	Shares	Weighted-Average Grant-Date Fair Value
Balance as of December 31, 2024	26,000	$16.22
Granted	383,022	$16.78
Vested	(13,000)	$16.22
Balance as of December 31, 2025	396,022	$16.76
As of December 31, 2025, there was $3.8 million of unrecognized compensation cost related to unvested restricted stock awards granted under the 2014 Plan, which is expected to be recognized over a weighted-average period of 2.3 years.
NOTE 15 – EMPLOYEE BENEFIT PLANS
As of December 31, 2025, the Company had The 401(k) Plan, Adopted by Forbright Bank (“401(k) Plan”), a multiple employer plan covering all full-time and part-time employees. Employees become eligible to participate in the 401(k) Plan on the first day of the month that is 30 days after their hire date. Under the 401(k) Plan, a participant may elect to contribute up to 80% of their compensation to the extent the total dollar amount is permitted by law. Under the terms of the 401(k) Plan, the Company will make a matching contribution of 100% up to 4% of employee compensation contributed. Both employee contributions and employer matching contributions vest immediately. During the years ended December 31, 2025 and 2024, the Company made matching contributions of $3.1 million $2.5 million, respectively. The Company may also make discretionary contributions for each participant. The amount of discretionary contribution, if any, is determined on an annual basis by the Company’s Board of Directors. No discretionary contributions were made by the Company during the years ended December 31, 2025 and 2024.
NOTE 16 – OTHER NON-INTEREST INCOME AND NON-INTEREST EXPENSE
The following tables present selected components of other non-interest income and other non-interest expense for the years ended December 31, 2025 and 2024:

(in thousands)	December 31, 2025	December 31, 2024
Servicing income	$8,190	$—
Net fee on FHA/HUD originations	6,769	—
Program fees	5,371	5,968
Deposit fees	1,098	922
Other non-interest income	5,638	(312)
Total other non-interest income	$27,066	$6,578
In September 2025, as part of the settlement of a $68.6 million loan, the Company received certain assets, primarily net operating loss carryforwards and solar servicing rights. This transaction was accounted for as an asset acquisition. As the fair value of the consideration received was in excess of the $68.6 million loan balance at the date of settlement, that excess was allocated on a relative fair value basis to all qualifying assets.

(in thousands)	December 31, 2025	December 31, 2024
Occupancy expense	$4,687	$5,034
Referral fees	2,663	2,944
Other non-interest expense	11,582	12,547
Total other non-interest expense	$18,932	$20,525
During the years ended December 31, 2025 and 2024, the Company recognized $1.8 million and $2.1 million, respectively, of audit and audit-related fees, and $853 thousand and $542 thousand, respectively, of other fees for services provided by its principal auditors, Ernst & Young LLP.
NOTE 17 – INCOME TAXES
The components of income tax expense for the years ended December 31, 2025 and 2024, are presented in the following table:

(in thousands)	December 31, 2025	December 31, 2024
Current income tax:
Federal	$487	$4,121
State	1,523	2,765
Total current income tax expense	2,010	6,886
Deferred income tax:
Federal	9,919	3,916
State	1,302	199
Total deferred income tax expense/(benefit)	11,221	4,115
Total income tax expense	$13,231	$11,001
The Company's state income tax expense is primarily attributable to California and Maryland, which together account for more than 50% of the total state income tax expense.
The reconciliations of the income tax expense computed using the federal statutory rates and income tax expense recognized for the years ended December 31, 2025 and 2024, are presented in the following table:

	December 31, 2025		December 31, 2024
(dollars in thousands)	Amount	Percentage of Pre-Tax Income	Amount	Percentage of Pre-Tax Income
Income tax at the federal statutory rate	$21,243	21.0%	$11,417	21.0%
State income tax, net of federal benefit	3,491	3.5%	2,341	4.3%
Adjustment of provision to tax return	2	—%	(2,090)	(3.8)%
Change in valuation allowance	—	—%	519	0.9%
Permanent items	(61)	(0.1)%	150	0.3%
Research and development credits	(237)	(0.2)%	(1,090)	(2.0)%
Deferred credit assumed in solar servicing business transaction	(11,221)	(11.1)%	—	—%
Other	14	—%	(246)	(0.5)%
Total income tax expense and rate	$13,231	13.1%	$11,001	20.2%

A deferred credit was established as a liability, recognized as Other liabilities in the Consolidated Balance Sheets, in connection with the transaction described in Note 16. The amount of the deferred credit as of December 31, 2025 was $54.4 million, and will be amortized as a benefit in income tax expense in proportion to the recognition of the associated tax assets. During the year ended December 31, 2025, $11.2 million of the deferred credit was recognized in Income tax expense in the Consolidated Statements of Income.
The Company has uncertain income tax positions totaling $2.8 million and $1.4 million recorded as of December 31, 2025 and 2024, respectively, recognized in Other liabilities in the Consolidated Balance Sheets.
The components of net deferred tax assets and liabilities as of December 31, 2025 and 2024, are presented in the following table:

(in thousands)	December 31, 2025	December 31, 2024
Deferred tax assets:
Allowance for credit losses	$13,061	$11,270
Unrealized losses on investment portfolio	—	153
Net operating losses and tax credit carryforwards	110,947	1,064
Stock compensation	9,392	7,534
Loan fair value adjustments	224	236
Accrued bonuses	7,444	6,296
Deferred loan costs and fees	3,359	4,746
Other	19,279	12,945
Total deferred tax assets	163,706	44,244
Valuation allowance	(6,877)	(835)
Net deferred tax assets	156,829	43,409
Deferred tax liability:
Depreciation and amortization	(2,464)	(3,228)
Unrealized gains on investment portfolio	(1,051)	—
Total deferred tax liabilities	(3,515)	(3,228)
Deferred tax asset, net	$153,314	$40,181
Net operating loss, net of related valuation allowance, as of December 31, 2025, includes $104.1 million primarily related to the remaining impact of net operating losses resulting from the solar servicing business transaction during the third quarter of 2025. Pursuant to Section 382 of the Internal Revenue Code, if an “ownership change” (generally defined as a greater than 50% change by value in our stock ownership within a three-year period) occurs or has occurred, our ability to use our pre-change net capital loss carryforwards and certain other pre-change tax attributes to offset our post-change income may be limited. Similar rules and limitations may apply for state tax purposes as well.
The Company has federal net operating loss carryforwards of $374.7 million. All net operating loss carryforwards were generated in tax years beginning after December 31, 2017 and, therefore, do not expire. The utilization of these losses is generally limited to 80% of taxable income in any given tax year. The Company also has state net operating loss carryforwards of $826.8 million. Of the state net operating loss carryforwards, $530.1 million are related to jurisdictions that allow for an indefinite carryforward periods, and $296.7 million relate to jurisdictions with fixed expiration periods, which will begin to expire in 2032 and continue through 2044.
On January 1, 2025, the Company prospectively adopted ASU 2023-09, which requires the disaggregation of the disclosure of income taxes paid. See Note 1 – Significant Accounting Policies for more information.

Income tax payments, net of refunds received, made during the year ended December 31, 2025, are presented in the following table:

(in thousands)	December 31, 2025
Federal:	$7,520
State and local:
California	627
Other	464
Total state and local income tax payments, net of refunds received	1,091
Total income tax payments, net of refunds received	$8,611
NOTE 18 – EARNINGS PER COMMON SHARE
The following table presents the calculation of basic and diluted earnings per share for the years ended December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
(in thousands, except share and per share data)	Voting	Non-Voting	Voting	Non-Voting
Basic Earnings Per Common Share:
Net income	$41,526	$46,400	$20,458	$22,908
Weighted-average shares - basic	19,011,264	21,242,551	18,971,357	21,242,551
Basic earnings per common share	$2.18	$2.18	$1.08	$1.08
Diluted Earnings Per Common Share:
Net income	$42,826	$45,100	$21,031	$22,335
Weighted-average shares - basic	19,011,264	21,242,551	18,971,357	21,242,551
Effect of dilutive securities - stock options and restricted stock awards	1,160,569	—	1,030,448	—
Weighted-average shares - diluted	20,171,833	21,242,551	20,001,805	21,242,551
Diluted earnings per common share	$2.12	$2.12	$1.05	$1.05
The Company has two classes of common stock, Voting and Non-voting, which are participating securities. Earnings are allocated to each class based on their respective participation rights, and basic and diluted earnings per share are presented under the two-class method in accordance with ASC 260. All potentially dilutive shares have voting rights, and net income has been reallocated to reflect the incremental dilutive voting shares.
Diluted weighted-average shares outstanding includes 1,160,569 and 1,030,448 incremental common stock equivalents related to stock options and restricted stock awards as calculated under the treasury-stock method for the years ended December 31, 2025 and 2024, respectively, as the stock options and restricted stock awards are not considered participating securities. For the years ended December 31, 2025 and 2024, 23,209 shares and 8,967 shares, respectively, of common stock equivalents were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. Additionally, for the years ended December 31, 2025 and 2024, 2,325,336 stock options and 2,464,020 stock options, respectively, with unresolved substantive contingencies that must be satisfied before shares can be exercised and issued, and therefore do not represent potential shares of common stock, have been excluded from the weighted-average shares outstanding to calculate basic and diluted earnings per common share. As of December 31, 2025 and 2024, 396,022 shares and 26,000 shares, respectively, of unvested restricted stock awards with voting rights are included in outstanding shares of common stock on the Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity, but are excluded from the calculation of basic earnings per share.

NOTE 19 – RELATED PARTY TRANSACTIONS
In the ordinary course of business, the Company may make loans to and receive deposits from related parties, which primarily includes principal officers and directors, and their affiliates. The Company had no loans outstanding to related parties as of December 31, 2025 and 2024. The aggregate amounts of deposits from related parties as of December 31, 2025 and 2024, was $5.2 million and $7.1 million, respectively. For more information on the activity of loans and deposits with related parties see Note 4 – Loans and Note 9 – Deposits, respectively.
The Company has a related party relationship with BancAlliance because certain employees of the Company also hold officer roles with BancAlliance, and a subsidiary of the Company serves as the asset manager of BancAlliance members. The Company sources loans for its own balance sheet and makes those loans available for sale through the BancAlliance program. Loans sold to BancAlliance are immediately sold to members in the program with terms of loan sales, including pricing, dictated by a Master Participation Agreement for the program that applies the same to all members of BancAlliance. BancAlliance is a pass-through participant and does not incur an economic or accounting impact from the program.
Transactions with BancAlliance for the years ended December 31, 2025 and 2024, and amounts due from BancAlliance as of December 31, 2025 and 2024, are presented in the following table:

(in thousands)	December 31, 2025	December 31, 2024
Loans sold to BancAlliance	$228,275	$261,653
Net gains realized on loans sold to BancAlliance	$1,828	$3,219
Amounts due from BancAlliance related to funding and expense advancements	$6,035	$161
In the ordinary course of business, the Company incurs expenses from transactions with vendors who are considered related parties. These transactions resulted in a non-material amount of expense for the years ended December 31, 2025 and 2024.
NOTE 20 – REGULATORY MATTERS
Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about qualifying capital components, risk weighting (where applicable) and other factors.
In 2019, the federal banking agencies jointly issued a final rule to provide a simple measure of capital adequacy, the community bank leverage ratio (“CBLR”) framework, for “qualifying community banking organizations,” consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The CBLR framework is optional and is available to depository institutions and depository institution holding companies that have less than $10 billion in average total consolidated assets and meet other qualifying criteria.
The CBLR removes the requirement for qualifying community banking organizations to calculate and report risk-based capital, instead requiring only that qualifying community banking organizations calculate and report a Tier 1 leverage ratio. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the capital ratio requirements to be considered “well capitalized” for purposes of the applicable “prompt corrective action” rules under the Federal Deposit Insurance Act. The CBLR rules also allow for a two-quarter grace period to correct a ratio that falls below the required amount, provided that the bank or bank holding company maintains a leverage ratio of greater than 8%.
Under the current CBLR rule, a qualifying community banking organization can opt out of the CBLR framework and revert back to the risk-based framework without restriction. As of December 31, 2025 and 2024, each of the Company and Bank was a “qualifying community banking organization” as defined by applicable regulations of the federal banking agencies and elected to measure its capital adequacy under the CBLR framework.
The following table presents as of December 31, 2025 and 2024, the Company’s and the Bank’s actual and required capital amounts and leverage ratios. The table also includes the actual amounts and risk-weighted ratios which the Company is opting to disclose as of December 31, 2025 and 2024 even though they are not required under the CBLR framework:

	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions (CBLR Framework)
(dollars in thousands)	Amount	Ratio	Amount	Ratio
As of December 31, 2025:
Required under CBLR framework:
Tier 1 leverage ratio:
Company	$748,650	9.79%	$688,367	9.00%
Bank	$848,960	11.11%	$687,907	9.00%
Optional under CBLR framework:
Total capital to risk-weighted assets ratio:
Company	$934,965	15.89%	N/A	N/A
Bank	$894,305	15.14%	N/A	N/A
Tier 1 capital to risk-weighted assets ratio:
Company	$748,650	12.72%	N/A	N/A
Bank	$848,960	14.37%	N/A	N/A
Common Equity Tier 1 to risk weighted-assets ratio:
Company	$748,650	12.72%	N/A	N/A
Bank	$848,960	14.37%	N/A	N/A

As of December 31, 2024:
Required under CBLR framework:
Tier 1 leverage ratio:
Company	$706,501	10.56%	$602,390	9.00%
Bank	$796,830	11.92%	$601,511	9.00%
Optional under CBLR framework:
Total capital to risk-weighted assets ratio:
Company	$879,305	17.52%	N/A	N/A
Bank	$820,217	16.38%	N/A	N/A
Tier 1 capital to risk-weighted assets ratio:
Company	$706,501	14.08%	N/A	N/A
Bank	$796,830	15.91%	N/A	N/A
Common Equity Tier 1 to risk weighted-assets ratio:
Company	$706,501	14.08%	N/A	N/A
Bank	$796,830	15.91%	N/A	N/A

NOTE 21 – FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact. The Company uses valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy for valuation inputs is utilized - that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.
The fair value hierarchy levels are as follows:
•Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
•Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.
A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets measured at fair value on a recurring basis include securities available-for-sale, certain loans held-for-sale, and certain loans held for investment.
Descriptions of assets and liabilities measured at fair value are as follows:
•U.S. Treasury and government agencies - The U.S. Treasury and government agency investment portfolio includes U.S. Treasury Notes, U.S. Treasury Bills and FHLB bullet advances. The Company obtains fair value measurements for these securities from independent pricing services. The fair value measurements for U.S. Treasury Note and U.S. Treasury Bill securities consider observable trades and market data. U.S. Treasury Note and U.S. Treasury Bill investment securities are categorized as Level 1. The fair value measurements for FHLB bullet advances consider observable data that may include dealer quotes, market spreads, cash flows, live trading levels, trade execution data, credit information and the bond’s terms and conditions, among other things. FHLB bullet advance investment securities are categorized as Level 2.
•Residential agency mortgage-backed and Commercial agency mortgage-backed securities - The fair value of residential mortgage-backed and commercial mortgage-backed securities consider observable data that may include dealer quotes, market spreads, prepayment speeds, cash flows, live trading levels, trade execution data, credit information and the investment securities terms and conditions, among other things These investment securities are characterized as Level 2.
•Municipal bonds - The state and municipal bonds portfolio contains investment securities that are comprised of state and local government bonds. For these investment securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, prepayment speeds, cash flows, live trading levels, trade execution data, credit information and the bond's terms and conditions, among other things. These investment securities are categorized as Level 2.
•Loans held-for-sale and held for investment at fair value - The fair value of loans held-for-sale and held-for-investment is determined by using actual observable market transactions when available. In situations when market transactions are not available, the fair value of loans is estimated using bid-ask quotes on the loan in question from market sources such as third-party aggregators, agent banks, or others. Due to the illiquid nature of the market for most of the loans, there is generally no readily available Level 1 or Level 2 quotes or prices on which it can rely. The Company seeks market price indications from a variety of sources, where available. If quotes are not available, an evaluation is made to determine if there are material market or loan-specific factors that impact the estimated fair value. To the extent any material market or loan-specific factors are evident, the information is utilized to determine the best estimated fair value, typically applying observable discounts or premiums for the most logically comparable loans to those in the portfolio. If the Company is unable to use market-based premiums or discounts to estimate a fair value, then the Company will estimate fair value using a discounted cash flow analysis, key inputs include the discount for risk of non-payment as well as a discount rate. This requires the use of significant judgment surrounding current market conditions and the credit quality of the borrowers. The Company also has acquired homogeneous consumer and commercial loan pools that are carried at fair value. These loan pools are fair valued by a third-party firm using inputs such as market yield, default rate, or cumulative loss estimates, and prepayment speeds in a discounted cash flow model to estimate fair values of the loan pools. The loans are categorized as Level 3.

The following tables summarize financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2025
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Investment securities available-for-sale:
U.S. Treasury and government agencies	$958,347	$—	$—	$958,347
Commercial agency mortgage-backed	—	136,070	—	136,070
Residential agency mortgage-backed	—	139,077	—	139,077
Municipal bonds	—	8,635	—	8,635
Other	—	7,283	5,475	12,758
Total investment securities available-for-sale	958,347	291,065	5,475	1,254,887
Loans held-for-sale at fair value	—	—	62,251	62,251
Loans held for investment at fair value	—	—	4,645	4,645
Total assets	$958,347	$291,065	$72,371	$1,321,783

Liabilities
Total liabilities	$—	$—	$—	$—

	December 31, 2024
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Investment securities available-for-sale:
U.S. Treasury and government agencies	$1,340,622	$50,059	$—	$1,390,681
Commercial agency mortgage-backed	—	36,577	—	36,577
Residential agency mortgage-backed	—	16,171	—	16,171
Municipal bonds	—	8,292	—	8,292
Other	—	14,282	5,465	19,747
Total investment securities available-for-sale	1,340,622	125,381	5,465	1,471,468
Loans held-for-sale at fair value	—	—	108,575	108,575
Loans held for investment at fair value	—	—	7,081	7,081
Total assets	$1,340,622	$125,381	$121,121	$1,587,124

Liabilities
Total liabilities	$—	$—	$—	$—

The following tables present a reconciliation of the assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2025 and 2024:

	December 31, 2025
		Additions	Sales	Pay-downs/ Maturities/ Calls	Transfers	Realized and Unrealized Gain/(Loss) included in:
(in thousands)	Balance as of December 31, 2024					Earnings	Other Comprehensive Loss	Balance as of December 31, 2025
Assets
Investment securities available-for-sale - Other	$5,465	$—	$—	$—	$—	$—	$10	$5,475
Loans held-for-sale at fair value	108,575	19,033	(20,648)	(47,051)	85	2,257	—	62,251
Loans held for investment at fair value	7,081	—	—	(2,305)	(85)	(46)	—	4,645
Total Level 3 assets	$121,121	$19,033	$(20,648)	$(49,356)	$—	$2,211	$10	$72,371
Liabilities
Total Level 3 liabilities	$—	$—	$—	$—	$—	$—	$—	$—

	December 31, 2024
		Additions	Sales	Pay-downs/ Maturities/ Calls	Transfers	Realized and Unrealized Gain/(Loss) included in:
(in thousands)	Balance as of December 31, 2023					Earnings	Other Comprehensive Loss	Balance as of December 31, 2024
Assets
Investment securities available-for-sale - Other	$5,632	$—	$—	$—	$—	$—	$(167)	$5,465
Loans held-for-sale at fair value	172,296	—	(37,243)	(40,321)	8,338	5,505	—	108,575
Loans held for investment at fair value	26,947	—	—	(11,088)	(8,338)	(440)	—	7,081
Total Level 3 assets	$204,875	$—	$(37,243)	$(51,409)	$—	$5,065	$(167)	$121,121
Liabilities
Total Level 3 liabilities	$—	$—	$—	$—	$—	$—	$—	$—
See Note 4 – Loans for more information regarding realized and unrealized gains and losses on loans. Unrealized losses on investment securities available-for-sale are included in Net change in unrealized gain on investments available-for-sale in the Consolidated Statements of Comprehensive Income.

The following tables present the quantitative inputs used in determining the fair value of the Company’s Level 3 assets measured on a recurring basis as of December 31, 2025 and 2024:

(dollars in thousands)	Fair value as of December 31, 2025	Valuation Technique	Unobservable Input	Range (Weighted Average)[1]
Investment securities available-for-sale - Other	$5,475	Discounted Cash Flow	Discount Rate	7.5% - 7.6% (7.5%)

Loans held-for-sale at fair value	$58,059	Market Observations	Market (Premium)/Discount	(1.4)% - 7.6% (2.3%)
Loans held-for-sale at fair value	4,192	Discounted Cash Flow	Discount for Risk of Non-Payment	10.0% - 40.0% (30.6%)
			Discount Rate	9.3% - 11.8% (10.0%)
Total loans held-for-sale at fair value	$62,251

Loans held for investment at fair value	$3,853	Market Observations	Market (Premium)/Discount	(1.4)% - 7.6% (0.8%)
Loans held for investment at fair value	792	Discounted Cash Flow	Discount for Risk of Non-Payment	10.0% - 40.0% (28.2%)
			Discount Rate	9.3% - 11.8% (10.4%)
Total loans held for investment at fair value	$4,645
__________________
(1)Weighted averages are calculated by using the product of the inputs multiplied by the relative fair values of the instruments.

(dollars in thousands)	Fair value as of December 31, 2024	Valuation Technique	Unobservable Input	Range (Weighted Average)[1]
Investment securities available-for-sale - Other	$5,465	Discounted Cash Flow	Discount Rate	7.3% - 7.8% (7.6%)

Loans held-for-sale at fair value	$107,080	Market Observations	Market (Premium)/Discount	(1.4)% - 16.9% (2.9%)
Loans held-for-sale at fair value	1,495	Discounted Cash Flow	Discount for Risk of Non-Payment	10.0% - 84.3% (52.2%)
			Discount Rate	8.9% - 11.8% (11.3%)
Total loans held-for-sale	$108,575

Loans held for investment at fair value	$6,565	Market Observations	Market (Premium)/Discount	(1.4)% - 16.9% (1.0%)
Loans held for investment at fair value	516	Discounted Cash Flow	Discount for Risk of Non-Payment	10.0% - 84.3% (33.4%)
			Discount Rate	8.9% - 11.8% (10.7%)
Total loans held for investment at fair value	$7,081
__________________
(1)Weighted averages are calculated by using the product of the inputs multiplied by the relative fair values of the instruments.
For the years ended December 31, 2025 and 2024, the Company did not transfer any assets to or from Level 3.
Certain assets are measured at fair value on a nonrecurring basis; that is, not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis as of December 31, 2025 and 2024, are presented in the following tables:

	December 31, 2025
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Collateral-dependent loans	$—	$—	$49,682	$49,682
Impaired loans	—	—	14,017	14,017
Other real estate owned	—	—	8,729	8,729
Total	$—	$—	$72,428	$72,428

	December 31, 2024
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Collateral-dependent loans	$—	$—	$55,298	$55,298
Impaired loans	—	—	1,519	1,519
Other real estate owned	—	—	25,476	25,476
Total	$—	$—	$82,293	$82,293
As of December 31, 2025 and 2024, the Company’s investment in collateral-dependent loans included no individual credit loss allowances. As of December 31, 2025 and 2024, the Company’s investment in impaired loans included individual credit loss allowances of $2.2 million and $922 thousand, respectively. As of December 31, 2025 and 2024, the Company’s investment in other real estate owned assets included unrealized fair value adjustment losses of $847 thousand and $2.2 million, respectively, which are recognized in Other non-interest income in the Consolidated Statements of Income.
Collateral-dependent loans are reported at fair value using the fair value of collateral less estimated selling costs. Although appraisals are obtained on collateral dependent loans, the appraised values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation and/or management’s expertise and knowledge of the borrower’s business, and therefore they are classified as Level 3.
Impaired loans are reported at fair value using the present value of expected cash flows. For impairments based on cash flow methodology, the discount rate is based on observable inputs, however the determination of cash flows requires management’s judgment, and therefore they are classified as Level 3.
Other real estate owned assets have been valued using a market approach. The values were determined using market prices or similar real estate assets based on an independent appraisal, and adjusted for estimated selling costs. These estimates require management’s judgment, and therefore they are classified as Level 3.
The Company discloses fair value information, based on the exit price notion, of financial instruments that are not measured at fair value in the financial statements. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.
Quoted market prices, where available, are shown as estimates of fair values. Because no quoted market prices are available for a significant portion of the Company's financial instruments, the fair value of such instruments have been derived based on the amount and timing of future cash flows and estimated discount rates based on observable inputs (Level 2) or unobservable inputs (Level 3).

Present value techniques used in estimating the fair value of many of the Company's financial instruments are significantly affected by the assumptions used. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate cash settlement of the instrument. Additionally, the accompanying estimates of fair values are only representative of the fair values of the individual financial assets and liabilities and should not be considered an indication of the fair value of the Company. Management utilizes internal models used in asset liability management to determine the fair values disclosed below.
The estimated fair values of the Company’s financial instruments were as follows as of December 31, 2025 and 2024:

	December 31, 2025
(in thousands)	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash, cash equivalents and restricted cash	$648,715	$648,715	$648,715	$—	$—
Investment securities available-for-sale, at fair value	1,254,887	1,254,887	958,347	291,065	5,475
Investment securities held-to-maturity, at amortized cost	48,834	50,475	—	34,936	15,539
Loans held-for-sale, at fair value	62,251	62,251	—	—	62,251
Loans held-for-sale, at lower of cost or fair value	317,411	317,411	—	—	317,411
Loans held for investment, at fair value	4,645	4,645	—	—	4,645
Loans held for investment, at amortized cost	5,169,248	5,213,899	—	—	5,213,899
Other earning assets	55,928	54,023	—	—	54,023
Accrued interest receivable	55,155	55,155	55,155	—	—
Financial liabilities:
Time deposits	$1,423,136	$1,431,710	$—	$1,431,710	$—
Other deposits	5,354,779	5,354,779	5,354,779	—	—
Subordinated debt, net	151,003	146,547	—	146,547	—

	December 31, 2024
(in thousands)	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash, cash equivalents and restricted cash	$1,179,982	$1,179,982	$1,179,982	$—	$—
Investment securities available-for-sale, at fair value	1,471,468	1,471,468	1,340,622	125,381	5,465
Investment securities held-to-maturity, at amortized cost	52,525	53,752	—	35,684	18,068
Loans held-for-sale, at fair value	108,575	108,575	—	—	108,575
Loans held-for-sale, at lower of cost or fair value	207,909	207,909	—	—	207,909
Loans held for investment, at fair value	7,081	7,081	—	—	7,081
Loans held for investment, at amortized cost	3,921,679	3,924,133	—	—	3,924,133
Other earning assets	88,009	86,329	—	—	86,329
Accrued interest receivable	35,525	35,525	35,525	—	—
Financial liabilities:
Time deposits	$1,799,838	$1,803,848	$—	$1,803,848	$—
Other deposits	3,765,494	3,765,494	3,765,494	—	—
Subordinated debt, net	174,526	154,307	—	154,307	—
Other borrowings	700,000	700,000	700,000	—	—

NOTE 22 – PARENT COMPANY FINANCIAL STATEMENTS
Financial statements for the Parent as of and for the years ended December 31, 2025 and 2024:
Balance Sheets

(in thousands, except share and per share amounts)	December 31, 2025	December 31, 2024
ASSETS
Cash, due from banks and restricted cash	$—	$71,414
Interest-bearing deposits with banks	24,017	742
Cash, cash equivalents and restricted cash	24,017	72,156
Loans held for investment, at amortized cost	1,555	15,415
Allowance for credit losses - loans	—	(144)
Net loans held for investment, at amortized cost	1,555	15,271
Deferred tax asset, net	—	3,607
Accrued interest receivable	—	100
Investment in subsidiaries	923,060	812,495
Other assets	29,311	21,167
Total assets	$977,943	$924,796
LIABILITIES
Subordinated debt, net	$151,003	$174,526
Deferred tax liability, net	1,841	—
Other liabilities	2,656	28,316
Total liabilities	155,500	202,842
STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value per share; 103,200,000 shares authorized; 40,680,611 and 40,243,916 shares issued and outstanding, respectively	41	40
Additional paid-in capital	490,550	481,455
Retained earnings	328,828	240,902
Accumulated other comprehensive income/(loss)	3,024	(443)
Total stockholders’ equity	822,443	721,954
Total liabilities and stockholders’ equity	$977,943	$924,796

Statements of Income

(in thousands)	December 31, 2025	December 31, 2024
INTEREST INCOME
Interest income	$1,369	$1,736
Interest expense	8,822	9,029
Net interest expense	(7,453)	(7,293)
Recovery of credit losses	(144)	(76)
Net interest expense after recovery of credit losses	(7,309)	(7,217)
NON-INTEREST INCOME AND EXPENSE
Other (loss)/income, net	(91)	10
Other expense	5,495	6,563
Total non-interest expense	(5,586)	(6,553)
Loss before income tax expense/(benefit) and equity in undistributed income of subsidiary	(12,895)	(13,770)
Income tax expense/(benefit)	89	(2,202)
Loss before undistributed income of subsidiary	(12,984)	(11,568)
Equity in undistributed income of subsidiary	100,910	54,934
Net income	$87,926	$43,366

Statements of Cash Flows

(in thousands)	December 31, 2025	December 31, 2024
OPERATING ACTIVITIES
Net income	$87,926	$43,366
Adjustments to reconcile net income to net cash used in operating activities
Equity in undistributed income of subsidiary	(100,910)	(54,934)
Recovery of credit losses	(144)	(76)
Deferred income taxes, net	5,448	(564)
Stock-based compensation	2,557	3,588
Net change in assets and liabilities:
Accrued interest receivable	100	75
Other assets	(5,095)	(10,823)
Other liabilities	(25,185)	18,432
Net cash used in operating activities	(35,303)	(936)
INVESTING ACTIVITIES
Net decrease in loans held for investment, at amortized cost	13,872	3,736
Other	(3,063)	(2,839)
Net cash provided by investing activities	10,809	897
FINANCING ACTIVITIES
Repayments of subordinated debt	(24,000)	—
Proceeds from exercise of stock options under employee stock plans	1,170	705
Shares withheld for tax withholding and exercise of stock options and restricted shares	(815)	(751)
Net cash used in financing activities	(23,645)	(46)
Net decrease in cash, cash equivalents and restricted cash	(48,139)	(85)
Beginning cash, cash equivalents and restricted cash	72,156	72,241
Ending cash, cash equivalents and restricted cash	$24,017	$72,156

FORBRIGHT, INC. AND SUBSIDIARIES

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(dollars in thousands, except per share amounts)	March 31, 2026	December 31, 2025
	(Unaudited)
ASSETS
Cash, due from banks and restricted cash	$25,280	$18,241
Interest-bearing deposits with banks	840,856	630,474
Cash, cash equivalents and restricted cash	866,136	648,715
Investment securities available-for-sale, at fair value	1,235,599	1,254,887
Investment securities held-to-maturity, at amortized cost, net of allowance for credit losses - investment securities of $110, respectively	48,834	48,834
Loans held-for-sale	407,594	379,662
Loans held for investment, at fair value	4,555	4,645
Loans held for investment, at amortized cost	5,376,537	5,222,234
Allowance for credit losses - loans	(52,794)	(52,986)
Net loans held for investment, at amortized cost	5,323,743	5,169,248
Other earning assets, net	50,690	55,928
Deferred tax asset, net	152,963	153,314
Accrued interest receivable	45,369	55,155
Goodwill and other intangible assets, net	31,402	31,685
Other assets	66,175	87,233
Total assets	$8,233,060	$7,889,306

LIABILITIES
Non-interest-bearing deposits	$473,153	$372,444
Interest-bearing deposits	6,665,055	6,405,471
Total deposits	7,138,208	6,777,915
Subordinated debt, net	151,092	151,003
Other liabilities	112,565	137,945
Total liabilities	7,401,865	7,066,863

Off-balance sheet commitments (Note 13)

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value per share; 103,200,000 shares authorized:
Voting common stock, 19,605,006 and 19,438,060 shares issued and outstanding, respectively	20	20
Non-voting common stock, 21,242,551 shares issued and outstanding, respectively	21	21
Additional paid-in capital	493,074	490,550
Retained earnings	340,460	328,828
Accumulated other comprehensive (loss)/income	(2,380)	3,024
Total stockholders’ equity	831,195	822,443
Total liabilities and stockholders’ equity	$8,233,060	$7,889,306

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited)

	For the Three Months Ended March 31,
(dollars in thousands, except per share amounts)	2026	2025
INTEREST INCOME
Loans held for investment	$93,164	$86,158
Loans held-for-sale	8,194	9,438
Deposits with banks	7,582	7,329
Interest on investment securities	14,099	16,999
Interest and dividends on other earning assets	716	972
Total interest income	123,755	120,896
INTEREST EXPENSE
Deposits	62,295	56,486
Subordinated debt, net	1,902	2,501
Other borrowings	—	849
Total interest expense	64,197	59,836
Net interest income	59,558	61,060
Provision for credit losses	3,473	8,459
Net interest income after provision for credit losses	56,085	52,601
NON-INTEREST INCOME
Servicing income	7,087	—
Investment advisory fees	3,193	4,316
Fee income on loans	2,003	1,441
(Losses)/gains on sales of loans and investment securities, net	(34)	1,826
Unrealized (losses)/gains on loans and financing receivables, net	(1,335)	1,863
Other non-interest income	4,670	4,609
Total non-interest income	15,584	14,055
NON-INTEREST EXPENSE
Compensation and benefits	31,642	30,102
Information technology	7,540	6,011
Professional fees	7,823	3,742
Loan administration and servicing	4,125	1,667
Advertising and marketing	2,304	3,319
FDIC insurance	902	2,662
Other non-interest expense	4,121	4,157
Total non-interest expense	58,457	51,660
Income before income taxes	13,212	14,996
Income tax expense	1,580	3,869
Net income	$11,632	$11,127

Basic earnings per voting and non-voting common share	$0.29	$0.28
Diluted earnings per voting and non-voting common share	$0.27	$0.27
Weighted-average shares used to compute earnings per voting common share:
Basic	19,063,817	18,986,447
Diluted	21,188,692	20,273,878
Weighted-average shares used to compute earnings per non-voting common share, basic and diluted	21,242,551	21,242,551

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(Unaudited)

	For the Three Months Ended March 31,
(in thousands)	2026	2025
Net income	$11,632	$11,127
Other comprehensive income:
Net change in unrealized (loss)/gain on investment securities available-for-sale	(7,289)	2,959
Related income tax effect	1,885	(747)
Reclassification of gain on investment securities available-for-sale to income	—	(1,194)
Related income tax effect	—	301
Total other comprehensive (loss)/income, net	(5,404)	1,319
Total comprehensive income	$6,228	$12,446

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
(Unaudited)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Total
(dollars in thousands)	Shares	Amount
Balance as of December 31, 2025	40,680,611	$41	$490,550	$328,828	$3,024	$822,443
Net income	—	—	—	11,632	—	11,632
Other comprehensive loss, net of tax	—	—	—	—	(5,404)	(5,404)
Total other comprehensive income						6,228
Stock-based compensation	181,860	—	2,824	—	—	2,824
Shares withheld for tax withholding on vesting of restricted shares	(14,914)	—	(300)	—	—	(300)
Balance as of March 31, 2026	40,847,557	$41	$493,074	$340,460	$(2,380)	$831,195

Balance as of December 31, 2024	40,243,916	$40	$481,455	$240,902	$(443)	$721,954
Net income	—	—	—	11,127	—	11,127
Other comprehensive income, net of tax	—	—	—	—	1,319	1,319
Total other comprehensive income						12,446
Exercise of stock options	40,000	—	372	—	—	372
Stock-based compensation	—	—	2,081	—	—	2,081
Shares withheld for tax withholding and exercise of stock options and vesting of restricted shares	(27,836)	—	(494)	—	—	(494)
Balance as of March 31, 2025	40,256,080	$40	$483,414	$252,029	$876	$736,359

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)

	For the Three Months Ended March 31,
(in thousands)	2026	2025
OPERATING ACTIVITIES
Net income	$11,632	$11,127
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and intangible asset amortization	2,162	2,089
Provision for credit losses	3,473	8,459
Accretion of net discounts on investment securities, net	(1,273)	(7,688)
Amortization of deferred fees and costs on loans, net	(6,034)	(2,542)
Increase in loans originated for sale, net	(29,021)	(1,012)
Losses/(gains) on sales of loans and investment securities, net	34	(1,826)
Stock-based compensation	2,824	2,081
Deferred income taxes	2,236	—
Other	6,524	(186)
Net change in assets and liabilities:
Accrued interest receivable	9,786	(4,421)
Other assets	22,685	(13,688)
Other liabilities	(24,896)	(15,090)
Net cash provided by/(used in) operating activities	132	(22,697)
INVESTING ACTIVITIES
Net increase in loans held for investment, at amortized cost	(153,527)	(176,062)
Net decrease in loans held for investment, at fair value	201	326
Purchase of investment securities available-for-sale	(176,126)	(1,029,857)
Proceeds, maturities, prepayments and calls of securities available-for-sale	189,399	1,202,220
Proceeds from sales of other real estate owned	810	—
(Purchase of)/proceeds from Federal Home Loan Bank of Atlanta stock, net	(473)	6,827
Other	(2,988)	(1,742)
Net cash (used in)/provided by investing activities	(142,704)	1,712
FINANCING ACTIVITIES
Net increase in deposits	360,293	192,649
Proceeds from other borrowings	—	550,000
Repayments of other borrowings	—	(700,000)
Proceeds from exercise of stock options under employee stock plans	—	372
Shares withheld for tax withholding and exercise of stock options and restricted shares	(300)	(494)
Net cash provided by financing activities	359,993	42,527
Net increase in cash, cash equivalents and restricted cash	217,421	21,542
Beginning cash, cash equivalents and restricted cash	648,715	1,179,982
Ending cash, cash equivalents and restricted cash	$866,136	$1,201,524

FORBRIGHT, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows - (continued)
(Unaudited)

	For the Three Months Ended March 31,
(in thousands)	2026	2025
Supplemental cash flow disclosures:
Interest payments	$60,627	$57,936
Income tax payments, net of refunds of $55 and $377, respectively	$47	$117
Noncash investing activity:
Loans held-for-sale transferred to loans held for investment (at fair value)	$151	$—
Loans held for investment (at amortized cost) transferred to loans held-for-sale, net	$48	$—

FORBRIGHT, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Unaudited)
NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Forbright, Inc. (the “Parent”), a Delaware corporation, is a bank holding company that along with its subsidiaries (collectively the “Company”), is headquartered in Chevy Chase, Maryland. Forbright Bank (with its subsidiaries, the “Bank”), a wholly owned subsidiary of the Company, is a Maryland state chartered non-member bank, which serves the needs of individuals, small and medium sized businesses, and professional concerns. Nationwide, the Bank serves deposit and retail banking customers via its digital deposit platform and offers competitive financing and lending services, originating lender finance loans, fund finance loans, healthcare finance loans, real estate loans, working capital facilities, warehouse lines of credit, and term loans.
Basis of Presentation and Principles of Consolidation
The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2026, are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. The Consolidated Balance Sheet as of December 31, 2025, has been derived from the audited Consolidated Financial Statements as of that date. For further information, refer to the Consolidated Financial Statements and footnotes thereto included in the Company’s Registration Statement on Form S-1.
Emerging Growth Company Status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Company has elected to use this extended transition period for adoption of some accounting standards. As a result, these financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Significant Accounting Policies
There have been no material changes to the Company's significant accounting policies from those described in the annual consolidated financial statements and footnotes included in the Company's Registration Statement on Form S-1. The following policies are highlighted due to updates or activity during the three months ended March 31, 2026.
Concentrations of Credit Risk
The Company’s portfolio consists primarily of commercial loans to small and medium-sized, privately owned businesses in a variety of industries and markets. As of March 31, 2026, the single largest industry concentration in the Company’s loan portfolio was healthcare. The Company does not have any concentrations involving loan product terms. Additionally, the Company does not have concentrations of loans with negative amortization schedules, significant payment increases, or high loan-to-value ratios.

Segment Information
Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the Chief Operating Decision Maker (“CODM”), the Company’s Chief Executive Officer, in deciding how to allocate resources and assessing performance. During the three months ended March 31, 2026 and 2025, all operations were within the United States. The CODM allocates resources and assesses performance based upon financial information at the entity-wide level. Since the CODM makes operating decisions and allocates resources on an entity-wide basis, the Company operates as one operating segment and one reportable segment.
The primary financial measure used by the CODM to evaluate performance and allocate resources is consolidated net income as shown on the Consolidated Statements of Income. Segment expenses and other segment items are provided to the CODM on the same basis as disclosed in the Consolidated Statements of Income.
Advertising
Advertising costs are expensed as incurred and included in advertising and marketing in the Consolidated Statements of Income, and were $2.1 million and $2.6 million for the three months ended March 31, 2026 and 2025, respectively.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740 - Income Taxes. The Company’s effective tax rate was 12.0% and 25.8% for the three months ended March 31, 2026 and 2025, respectively.
The income tax returns of the Company for 2022, 2023, and 2024 are subject to examination by income taxing authorities, generally for three years after they were filed. If the Company identifies an uncertain tax position, an accrual for the estimated tax is recognized in the period the potential tax is identified. The Company has elected to recognize any estimated penalties and interest expense on its income tax liabilities as a component of its provision for income taxes.
Stock-based Compensation
All the Company’s stock options and other equity-based compensation arrangements are classified as equity awards as of March 31, 2026 and December 31, 2025. See Note 14 – Stock-based Compensation for information on the Company’s stock-based compensation.
Subsequent Events
Management has considered material subsequent events, but determined none to exist, for disclosure and recognition through May 15, 2026, the date the Consolidated Financial Statements were available to be issued.
New Accounting Standards
Accounting Standard Adopted in 2025
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires the disclosure of disaggregated information about an entity’s income tax rate reconciliation as well as income taxes paid and income tax expense. The Company adopted the standard on January 1, 2025, on a prospective basis. The adoption did not have a material impact on the Company’s consolidated financial statements.
Accounting Standards Pending Adoption
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses, which requires the disaggregated disclosure of certain income statement categories. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date, or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of this pronouncement, but does not anticipate it having a material impact on its disclosures.
In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the rules for capitalizing internal-use software. The amendments are effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments can be applied using a prospective approach, a retrospective approach, or a modified approach that bases the adoption of the amendments on the completion status of the software project as of the adoption date. The Company is in the process of evaluating the impact of this pronouncement.
In November 2025, the FASB issued ASU 2025-08, Financial Instruments-Credit Losses (Topic 326): Purchased Loans, which provides targeted improvements to the accounting for purchased loans, including clarification on the recognition and measurement of credit losses for acquired financial assets. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The amendments should be applied prospectively to loans acquired after the initial adoption date. The Company is in the process of evaluating the impact of this pronouncement.
Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material, if any, impact on the Company’s consolidated financial statements.
NOTE 2 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Regulation D of the Federal Reserve Act requires the Company to maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of the Company’s deposits, however, in March 2020, the Federal Reserve Board took action to reduce the reserve requirement percentage to zero for all balances. Balances maintained with the Federal Reserve Bank are included in Interest-bearing deposits with banks in the Consolidated Balance Sheets.
The following schedule presents the composition of the Company’s cash, cash equivalents and restricted cash as of March 31, 2026 and December 31, 2025:

(in thousands)	March 31, 2026	December 31, 2025
Cash, due from banks and restricted cash:
Cash and due from banks	$22,976	$16,040
Restricted cash	2,304	2,201
Total cash, due from banks and restricted cash	25,280	18,241
Interest-bearing deposits with banks:
Interest-bearing deposits with the Federal Reserve Bank	803,991	601,555
Interest-bearing deposits with other banks	36,865	28,919
Total interest-bearing deposits with banks	840,856	630,474
Total cash, cash equivalents and restricted cash	$866,136	$648,715

NOTE 3 – INVESTMENT SECURITIES
Investment Securities Available-For-Sale
Investment securities available-for-sale as of March 31, 2026 and December 31, 2025, consisted of the following securities:

	March 31, 2026
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. Treasury and government agencies	$774,865	$1,729	$(141)	$—	$776,453
Commercial agency mortgage-backed	177,463	639	(1,881)	—	176,221
Residential agency mortgage-backed	266,044	336	(2,279)	—	264,101
Municipal bonds	9,483	37	(1,022)	—	8,498
Other	10,958	—	(632)	—	10,326
Total investment securities available-for-sale	$1,238,813	$2,741	$(5,955)	$—	$1,235,599

	December 31, 2025
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. Treasury and government agencies	$953,981	$4,366	$—	$—	$958,347
Commercial agency mortgage-backed	135,588	1,004	(522)	—	136,070
Residential agency mortgage-backed	138,262	1,077	(262)	—	139,077
Municipal bonds	9,485	46	(896)	—	8,635
Other	13,496	—	(738)	—	12,758
Total investment securities available-for-sale	$1,250,812	$6,493	$(2,418)	$—	$1,254,887
The tables above exclude accrued interest receivables of $7.7 million and $13.4 million as of March 31, 2026 and December 31, 2025, respectively.

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties. The amortized cost and fair value of investment securities available-for-sale as of March 31, 2026 and December 31, 2025, by contractual maturity are presented in the following table:

	March 31, 2026		December 31, 2025
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury and government agencies:
One year or less	$518,645	$519,561	$520,293	$521,605
One to five years	256,220	256,892	433,688	436,742
Five to ten years	—	—	—	—
After ten years	—	—	—	—
Commercial agency mortgage-backed:
One year or less	—	—	—	—
One to five years	18,799	19,118	18,794	19,261
Five to ten years	13,379	13,539	13,396	13,612
After ten years	145,285	143,564	103,398	103,197
Residential agency mortgage-backed:
One year or less	—	—	—	—
One to five years	89	87	109	107
Five to ten years	—	—	—	—
After ten years	265,955	264,014	138,153	138,970
Municipal bonds:
One year or less	—	—	—	—
One to five years	3,075	2,970	2,081	2,096
Five to ten years	—	—	994	894
After ten years	6,408	5,528	6,410	5,645
Other:
One year or less	—	—	—	—
One to five years	—	—	—	—
Five to ten years	5,000	4,587	5,000	4,537
After ten years	5,958	5,739	8,496	8,221
	$1,238,813	$1,235,599	$1,250,812	$1,254,887
During the three months ended March 31, 2026, the Company sold no investment securities available-for-sale. During the three months ended March 31, 2025, the Company sold thirteen investment securities available-for-sale with an aggregate cost basis of $1.2 billion and sales proceeds of $1.2 billion. The Company realized gross gains of $1.1 million and no gross losses on the sales. There were no transfers of investment securities from available-for-sale to held-to-maturity during the three months ended March 31, 2026 or 2025.
As of March 31, 2026 and December 31, 2025, the Company had no pledged available-for-sale securities to secure FHLB advances. There were no outstanding FHLB advances as of March 31, 2026 and December 31, 2025.
See Note 10 – Borrowed Funds for more information on the outstanding FHLB advances.
As of March 31, 2026 and December 31, 2025, there were no holdings of investment securities available-for-sale of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

Information pertaining to investment securities available-for-sale with gross unrealized losses as of March 31, 2026 and December 31, 2025, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are presented in the following tables:

	March 31, 2026
	12 Months or Less		12 Months or More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury and government agencies	$100,680	$(141)	$—	$—	$100,680	$(141)
Commercial agency mortgage-backed	114,661	(1,675)	4,452	(206)	119,113	(1,881)
Residential agency mortgage-backed	211,832	(2,184)	684	(95)	212,516	(2,279)
Municipal bonds	1,909	(82)	5,481	(940)	7,390	(1,022)
Other	—	—	10,295	(632)	10,295	(632)
Total	$429,082	$(4,082)	$20,912	$(1,873)	$449,994	$(5,955)

	December 31, 2025
	12 Months or Less		12 Months or More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Commercial agency mortgage-backed	59,754	(237)	8,901	(285)	68,655	(522)
Residential agency mortgage-backed	49,759	(170)	719	(92)	50,478	(262)
Municipal bonds	1,978	(13)	5,541	(883)	7,519	(896)
Other	93	—	12,666	(738)	12,759	(738)
Total	$111,584	$(420)	$27,827	$(1,998)	$139,411	$(2,418)
The Company individually evaluates its investment securities available-for-sale for credit losses. As of March 31, 2026 and December 31, 2025, the Company determined no portion of the unrealized losses on its investment securities available-for-sale was due to credit factors. Unrealized losses on investment securities available-for-sale due to factors other than credit are largely due to the nature of the investments. Therefore, no allowance for credit losses was recorded as of March 31, 2026 or December 31, 2025. Additionally, the Company has the intent and ability to hold its investment securities available-for-sale for a period of time sufficient to allow for any anticipated recovery.

Investment Securities Held-to-Maturity
Investment securities held-to-maturity as of March 31, 2026 and December 31, 2025, consisted of the following securities:

	March 31, 2026
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$31,200	$2,817	$—	$34,017
Other	17,744	435	(3,130)	15,049
Total investment securities held-to-maturity	$48,944	$3,252	$(3,130)	$49,066
Allowance for credit losses	(110)
Total investment securities held-to-maturity, net of allowance for credit losses	$48,834

	December 31, 2025
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$31,200	$3,736	$—	$34,936
Other	17,744	482	(2,687)	15,539
Total investment securities held-to-maturity	$48,944	$4,218	$(2,687)	$50,475
Allowance for credit losses	(110)
Total investment securities held-to-maturity, net of allowance for credit losses	$48,834
The tables above exclude accrued interest receivables of $2.6 million and $1.7 million as of March 31, 2026 and December 31, 2025, respectively.
Expected maturities of investment securities held-to-maturity may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties. The amortized cost and fair value of investment securities held-to-maturity as of March 31, 2026 and December 31, 2025, by contractual maturity, are presented in the following table:

	March 31, 2026		December 31, 2025
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Municipal bonds:
One year or less	$—	$—	$—	$—
One to five years	31,200	34,017	31,200	34,936
Five to ten years	—	—	—	—
After ten years	—	—	—	—
Other:
One year or less	—	—	—	—
One to five years	—	—	—	—
Five to ten years	—	—	—	—
After ten years	17,744	15,049	17,744	15,539
Total	$48,944	$49,066	$48,944	$50,475
As of March 31, 2026 and December 31, 2025, there were no investment securities held-to-maturity of any one issuer in an amount greater than 10% of stockholders’ equity.

There were no sales of investment securities held-to-maturity or transfers of investment securities available-for-sale to investment securities held-to-maturity during the three months ended March 31, 2026 or 2025.
Information pertaining to investment securities held-to-maturity with gross unrealized losses as of March 31, 2026 and December 31, 2025, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are presented in the following tables:

	March 31, 2026
	12 Months or Less		12 Months or More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Other	$109	$(1)	$14,181	$(3,129)	$14,290	$(3,130)
Total	$109	$(1)	$14,181	$(3,129)	$14,290	$(3,130)

	December 31, 2025
	12 Months or Less		12 Months or More		Total
(in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Other	$—	$—	$14,032	$(2,687)	$14,032	$(2,687)
Total	$—	$—	$14,032	$(2,687)	$14,032	$(2,687)
The Company collectively evaluates its investment securities held-to-maturity for credit losses. As of March 31, 2026 and December 31, 2025, the Company recorded an allowance for credit losses on its investment securities held-to-maturity.
The following tables summarize the activity in the allowance for credit losses for investment securities held-to-maturity for the three months ended March 31, 2026 and 2025:

	March 31, 2026
(in thousands)	Municipal bonds	Other	Total
Balance at beginning of period	$66	$44	$110
Recovery of credit losses	—	—	—
Balance at end of period	$66	$44	$110

	March 31, 2025
(in thousands)	Municipal bonds	Other	Total
Balance at beginning of period	$109	$52	$161
Recovery of credit losses	—	—	—
Balance at end of period	$109	$52	$161
NOTE 4 – LOANS
The Company manages its exposure to credit losses by evaluating credit risk across its three loan categories: Commercial Real Estate; Commercial and Industrial; and Consumer. For descriptions of each loan category, refer to the annual Consolidated Financial Statements included in the Company’s Registration Statement on Form S-1.
Loans Held-for-Sale
As of March 31, 2026 and December 31, 2025, the Company had $407.6 million and $379.7 million of loans held-for-sale, respectively. The table below presents the proceeds received from the sales of loans held-for-sale, net realized gains and losses, and net unrealized gains and losses related to loans-held-for sale for the three months ended March 31, 2026 and 2025. Realized (losses)/gains, net are recognized in (Losses)/gains on sales of loans and investment securities, net in the Consolidated Statements of Income. Unrealized (losses)/gains, net related to loans held-for-sale are included with Unrealized (losses)/gains on loans and financing receivables, net in the Consolidated Statements of Income.

(in thousands)	March 31, 2026	March 31, 2025
Proceeds from sales	$42,846	$58,773
Realized (losses)/gains, net	$(34)	$632
Unrealized (losses)/gains, net	$(1,240)	$1,095
The following tables present, by loan category, the carrying amount and unpaid contractual balance of the Company’s loans held-for-sale as of March 31, 2026 and December 31, 2025:

	March 31, 2026
	Loans Held-for-Sale at Fair Value		Loans Held-for-Sale at Lower of Cost or Fair Value		Total Loans Held-for-Sale
(in thousands)	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance
Commercial and Industrial	$57,817	$61,266	$349,777	$354,209	$407,594	$415,475
Total loans held-for-sale	$57,817	$61,266	$349,777	$354,209	$407,594	$415,475

	December 31, 2025
	Loans Held-for-Sale at Fair Value		Loans Held-for-Sale at Lower of Cost or Fair Value		Total Loans Held-for-Sale
(in thousands)	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance	Carrying Amount	Unpaid Contractual Balance
Commercial and Industrial	$62,251	$65,281	$317,411	$321,295	$379,662	$386,576
Total loans held-for-sale	$62,251	$65,281	$317,411	$321,295	$379,662	$386,576
Loans Held for Investment at Amortized Cost
Loans held for investment at amortized cost, by loan category, as of March 31, 2026 and December 31, 2025, are presented in the following table:

(in thousands)	March 31, 2026	December 31, 2025
Commercial Real Estate	$2,679,872	$2,528,996
Commercial and Industrial	2,485,418	2,475,549
Consumer	211,247	217,689
Total loans held for investment at amortized cost	$5,376,537	$5,222,234
Total outstanding loans held for investment at amortized cost are net of deferred fees and costs of $55.3 million and $54.7 million as of March 31, 2026 and December 31, 2025, respectively.
Total outstanding loans held for investment at amortized cost excludes accrued interest receivable of $32.0 million and $32.1 million as of March 31, 2026 and December 31, 2025, respectively.
Loans to Related Parties
From time to time, the Company has loan transactions with some of its officers, directors, and material investors, and their immediate family members and affiliated entities. There were no loans in the ordinary course of business due from related parties as of March 31, 2026 and December 31, 2025. See Note 18 – Related Party Transactions for more information.

NOTE 5 – CREDIT QUALITY ASSESSMENT
Allowance for Credit Losses - Loans Held for Investment at Amortized Cost
For a description of the Company's accounting policy for the allowance for credit losses, refer to the annual Consolidated Financial Statements included in the Company's Registration Statement on Form S-1.
The following table summarizes the activity in the allowance for credit losses for loans held for investment at amortized cost for the three months ended March 31, 2026 and 2025:

(in thousands)	March 31, 2026	March 31, 2025
Beginning of period	$52,986	$42,294
Provision for credit losses on loans	3,867	8,413
Provision for credit losses on loan transfers from loans held-for-sale	17	68
Loan charge-offs	(4,887)	(4,433)
Loan recoveries	811	526
Net charge-offs	(4,076)	(3,907)
End of period	$52,794	$46,868
Loans held-for-sale and loans held for investment at fair value do not require an allowance because they are carried at fair value and therefore any changes to the cost basis in the loan are recognized in earnings, as unrealized gains or losses in non-interest income, in the period of the change.
The following tables detail activity in the allowance for credit losses for loans held for investment carried at amortized cost, by loan category, for the three months ended March 31, 2026 and 2025:

	March 31, 2026
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Allowance for credit losses:
Beginning of period	$18,639	$26,023	$8,324	$52,986
Provision for credit losses on loans	927	1,783	1,157	3,867
Provision for credit losses on loan transfers from loans held-for-sale	—	17	—	17
Loan charge-offs	—	(2,830)	(2,057)	(4,887)
Loan recoveries	—	542	269	811
Net charge-offs	—	(2,288)	(1,788)	(4,076)
End of period	$19,566	$25,535	$7,693	$52,794

Individually evaluated for credit loss	$—	$1,589	$—	$1,589
Collectively evaluated for credit loss	19,566	23,946	7,693	51,205
Total allowance for credit losses	$19,566	$25,535	$7,693	$52,794

Loans held for investment at amortized cost:
Individually evaluated for credit loss	$150,643	$17,821	$2,304	$170,768
Collectively evaluated for credit loss	2,529,229	2,467,597	208,943	5,205,769
Total loans held for investment at amortized cost	$2,679,872	$2,485,418	$211,247	$5,376,537

Allowance for loans to loan type ratio:
Individually evaluated for credit loss	—%	8.92%	—%	0.93%
Collectively evaluated for credit loss	0.77%	0.97%	3.68%	0.98%
Total loans held for investment at amortized cost	0.73%	1.03%	3.64%	0.98%

	March 31, 2025
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Allowance for credit losses:
Beginning of period	$12,078	$19,380	$10,836	$42,294
Provision for credit losses on loans	1,679	6,064	670	8,413
Provision for credit losses on loan transfers from loans held-for-sale	62	6	—	68
Loan charge-offs	—	(3,107)	(1,326)	(4,433)
Loan recoveries	—	210	316	526
Net charge-offs	—	(2,897)	(1,010)	(3,907)
End of period	$13,819	$22,553	$10,496	$46,868

Individually evaluated for credit loss	$95	$1,271	$—	$1,366
Collectively evaluated for credit loss	13,724	21,282	10,496	45,502
Total allowance for credit losses	$13,819	$22,553	$10,496	$46,868

Loans held for investment at amortized cost:
Individually evaluated for credit loss	$95,138	$68,890	$1,900	$165,928
Collectively evaluated for credit loss	1,667,497	2,065,368	239,249	3,972,114
Total loans held for investment at amortized cost	$1,762,635	$2,134,258	$241,149	$4,138,042

Allowance for loans to loan type ratio:
Individually evaluated for credit loss	0.10%	1.84%	—%	0.82%
Collectively evaluated for credit loss	0.82%	1.03%	4.39%	1.15%
Total loans held for investment at amortized cost	0.78%	1.06%	4.35%	1.13%
Credit Quality
The Company uses an internal risk rating system as its primary credit quality indicator, applying ratings on a case-by-case basis for commercial loans and on a collective basis for consumer loans. For a description of the Company's credit quality indicators, refer to the annual Consolidated Financial Statements included in the Company's Registration Statement on Form S-1.

Loans Held for Investment at Amortized Cost
The following tables present by class, credit quality and year of origination, the recorded investment in the Company’s loans held for investment at amortized cost as of and for the three months ended March 31, 2026 and as of and for the year ended December 31, 2025:

	March 31, 2026
	Loans Held for Investment at Amortized Cost by Year of Origination
(in thousands)	2026	2025	2024	2023	2022	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial Real Estate:
Acceptable risk (or better)	$230,457	$1,159,506	$282,668	$56,724	$205,721	$287,966	$978	$—	$2,224,020
Higher risk	32,825	45,601	54,692	—	124,278	77,274	—	—	334,670
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	47,524	—	46,796	26,862	—	—	121,182
Doubtful	—	—	—	—	—	—	—	—	—
Total	$263,282	$1,205,107	$384,884	$56,724	$376,795	$392,102	$978	$—	$2,679,872
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Commercial and Industrial:
Acceptable risk (or better)	$94,245	$139,018	$164,492	$47,739	$113,691	$17,126	$1,786,046	$29,864	$2,392,221
Higher risk	147	145	1,762	—	21,432	238	13,440	—	37,164
Special mention	—	—	59	—	—	1	38,289	—	38,349
Substandard	—	—	—	12,515	858	456	853	—	14,682
Doubtful	—	1,399	1,603	—	—	—	—	—	3,002
Total	$94,392	$140,562	$167,916	$60,254	$135,981	$17,821	$1,838,628	$29,864	$2,485,418
Gross charge-offs	$—	$—	$935	$—	$1,825	$70	$—	$—	$2,830

Consumer:
Acceptable risk (or better)	$—	$—	$—	$235	$57,624	$138,067	$5,792	$—	$201,718
Higher risk	—	—	—	—	177	4,545	3,137	—	7,859
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	693	977	—	—	1,670
Doubtful	—	—	—	—	—	—	—	—	—
Total	$—	$—	$—	$235	$58,494	$143,589	$8,929	$—	$211,247
Gross charge-offs	$—	$—	$—	$—	$787	$1,270	$—	$—	$2,057

Total loans	$357,674	$1,345,669	$552,800	$117,213	$571,270	$553,512	$1,848,535	$29,864	$5,376,537
Total gross charge-offs	$—	$—	$935	$—	$2,612	$1,340	$—	$—	$4,887

	December 31, 2025
	Loans Held for Investment at Amortized Cost by Year of Origination
(in thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial Real Estate:
Acceptable risk (or better)	$1,226,416	$284,180	$56,976	$238,490	$174,345	$94,808	$—	$—	$2,075,215
Higher risk	—	101,977	—	136,724	130,391	16,425	982	—	386,499
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	40,420	26,862	—	—	—	67,282
Doubtful	—	—	—	—	—	—	—	—	—
Total	$1,226,416	$386,157	$56,976	$415,634	$331,598	$111,233	$982	$—	$2,528,996
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Commercial and Industrial:
Acceptable risk (or better)	$205,677	$173,813	$53,566	$123,425	$17,225	$888	$1,825,313	$—	$2,399,907
Higher risk	144	139	—	21,312	519	—	33,000	—	55,114
Special mention	—	—	—	—	1	—	—	—	1
Substandard	1,431	—	12,452	701	486	2,136	781	—	17,987
Doubtful	—	2,540	—	—	—	—	—	—	2,540
Total	$207,252	$176,492	$66,018	$145,438	$18,231	$3,024	$1,859,094	$—	$2,475,549
Gross charge-offs	$—	$1,632	$171	$5,493	$78	$—	$—	$—	$7,374

Consumer:
Acceptable risk (or better)	$—	$1,243	$483	$60,909	$131,188	$16,681	$—	$—	$210,504
Higher risk	—	—	—	178	249	4,901	—	—	5,328
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	665	977	215	—	—	1,857
Doubtful	—	—	—	—	—	—	—	—	—
Total	$—	$1,243	$483	$61,752	$132,414	$21,797	$—	$—	$217,689
Gross charge-offs	$—	$—	$—	$3,063	$4,907	$70	$—	$—	$8,040

Total loans	$1,433,668	$563,892	$123,477	$622,824	$482,243	$136,054	$1,860,076	$—	$5,222,234
Total gross charge-offs	$—	$1,632	$171	$8,556	$4,985	$70	$—	$—	$15,414
The following tables present information on loans held for investment at amortized cost on non-accrual status and loans 90 days or more past due and still accruing as of March 31, 2026 and December 31, 2025:

	March 31, 2026
(in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Loans 90 days or more past due and still accruing	$—	$1,762	$—	$1,762
Non-accrual loans with no allowance for credit losses	$60,845	$466	$1,670	$62,981
Non-accrual loans	$66,804	$4,112	$1,670	$72,586
Contractual Interest Income on Non-accrual Loans while on Non-accrual Status	$3,586	$764	$1,503	$5,853

	December 31, 2025
(in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Loans 90 days or more past due and still accruing	$—	$—	$—	$—
Non-accrual loans with no allowance for credit losses	$60,361	$116	$1,857	$62,334
Non-accrual loans	$60,361	$5,484	$1,857	$67,702
Contractual Interest Income on Non-accrual Loans while on Non-accrual Status	$4,812	$916	$1,663	$7,391

No interest income was recognized on non-accrual loans while on non-accrual status for the three months ended March 31, 2026 and 2025. At the time a loan is designated as non-accrual, the Company reverses any related accrued interest from interest income. During the three months ended March 31, 2026 and 2025, the Company reversed $266 thousand and $892 thousand, respectively, of accrued interest from interest income related to loans designated as non-accrual.
The following tables present by class, an aging analysis and the recorded investments in past due loans, excluding non-accrual loans, held for investment at amortized cost as of March 31, 2026 and December 31, 2025:

	March 31, 2026
(in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Past due loans:
30 - 59 days past due	$—	$19,140	$3,077	$22,217
60 - 89 days past due	9,622	238	938	10,798
90 or more days past due	—	1,762	—	1,762
Total past due loans	9,622	21,140	4,015	34,777
Current loans	2,603,446	2,460,166	205,562	5,269,174
Total	$2,613,068	$2,481,306	$209,577	$5,303,951

	December 31, 2025
(in thousands)	Commercial Real Estate	Commercial and Industrial	Consumer	Total
Past due loans:
30 - 59 days past due	$32,412	$42,487	$2,297	$77,196
60 - 89 days past due	—	122	1,092	1,214
90 or more days past due	—	—	—	—
Total past due loans	32,412	42,609	3,389	78,410
Current loans	2,436,223	2,427,456	212,443	5,076,122
Total	$2,468,635	$2,470,065	$215,832	$5,154,532
The following tables present by class and by collateral type, the recorded investment of collateral-dependent loans where the borrower is experiencing financial difficulty as of March 31, 2026 and December 31, 2025, for which repayment is expected to be provided substantially through the operation or sale of the collateral:

	March 31, 2026
(in thousands)	Commercial Real Estate	Consumer	Total
Collateral type:
Real estate	$55,938	$181	$56,119
Total	$55,938	$181	$56,119

	December 31, 2025
(in thousands)	Commercial Real Estate	Consumer	Total
Collateral type:
Real estate	$49,494	$188	$49,682
Total	$49,494	$188	$49,682
There were no loans that were both modified and experiencing financial difficulty during the three months ended March 31, 2026. The following tables present by class and by type of modification, the recorded investment and financial effect of modification as of March 31, 2025, in the Company’s loans that were both modified and experiencing financial difficulty during the three months ended March 31, 2025:

	March 31, 2025
(dollars in thousands)	Term Extension	Total	Modification to Loan Class Ratio	Weighted-Average Term Extension
Commercial and Industrial	$141	$141	0.01%	12.0 months
Total	$141	$141
As of March 31, 2025, there were no unfunded loan commitments on modifications for borrowers experiencing financial difficulty.
The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. As of March 31, 2025, all loans that were modified to borrowers experiencing financial difficulty during the three months ended March 31, 2025, were current.
There were no payment defaults during the three months ended March 31, 2026 and 2025, on loans to borrowers experiencing financial difficulty which had been modified in the twelve months prior to March 31, 2026 and 2025, respectively.
Other Real Estate Owned
The following table presents by class the recorded investment in the Company’s other real estate owned assets at fair value for the three months ended March 31, 2026 and 2025:

(in thousands)	March 31, 2026	March 31, 2025
Balance at beginning of period	$8,729	$25,476
Improvements	—	600
Sales	(876)	—
Valuation adjustments	(744)	—
Balance at end of period	$7,109	$26,076
During the three months ended March 31, 2026, the Company sold a portion of one of its other real estate owned assets with a carrying value of $876 thousand for proceeds of $810 thousand resulting in a loss of $66 thousand, which is included in Other non-interest income in the Consolidated Statements of Income. There were no sales of other real estate owned assets during three months ended March 31, 2025.
There were no transfers into other real estate owned assets during the three months ended March 31, 2026 or 2025.
During the three months ended March 31, 2026 and 2025, the Company incurred a non-material amount of expense related to holding other real estate owned assets, which is included in Other non-interest expense in the Consolidated Statements of Income. Subsequent to foreclosure, the Company determined the fair values of certain of its other real estate owned assets had declined during the three months ended March 31, 2026, at which time the Company recorded a valuation adjustment, which is included in Other non-interest income in the Consolidated Statements of Income. Other real estate owned assets were $7.1 million and $8.7 million as of March 31, 2026 and December 31, 2025, respectively, and are included with Other assets in the Consolidated Balance Sheets.

NOTE 6 – OTHER EARNING ASSETS
Financing Receivables Held for Investment at Amortized Cost
As of March 31, 2026 and December 31, 2025, the Company had $37.1 million and $42.8 million, respectively, of financing receivables held for investment, at amortized cost, and net of allowance for credit losses, which are included with Other earning assets in the Consolidated Balance Sheets. Total outstanding financing receivables held for investment, at amortized cost, are net of direct funding related income, net of costs, of $182 thousand and $180 thousand as of March 31, 2026 and December 31, 2025, respectively.
The following table summarizes the activity in the allowance for credit losses for financing receivables held for investment, at amortized cost, for the three months ended March 31, 2026 and 2025:

(in thousands)	March 31, 2026	March 31, 2025
Balance at beginning of period	$108	$74
Recovery of credit losses	(15)	—
Balance at end of period	$93	$74
Equity Investments
The Company holds equity investments for various business purposes. As of March 31, 2026 and December 31, 2025, the Company had $13.6 million and $13.1 million, respectively, of equity investments, which are included with Other earning assets in the Consolidated Balance Sheets.
NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS
The following tables summarize the gross carrying amount and accumulated amortization, by type of amortizing other intangible asset, and the carrying amount of non-amortizing other intangible assets and goodwill, which are included in Goodwill and other intangible assets, net in the Consolidated Balance Sheets, as of March 31, 2026 and December 31, 2025:

	March 31, 2026
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:
Core deposit intangible	$1,491	$(1,491)	$—
Customer relationship intangibles	18,742	(7,973)	10,769
Other	399	(399)	—
Total amortizing intangible assets	$20,632	$(9,863)	$10,769
Indefinite life intangible asset			2,114
Total intangible assets			12,883
Goodwill			18,519
Total goodwill and intangible assets, net			$31,402

	December 31, 2025
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:
Core deposit intangible	$1,491	$(1,491)	$—
Customer relationship intangibles	18,742	(7,690)	11,052
Other	399	(399)	—
Total amortizing intangible assets	$20,632	$(9,580)	$11,052
Indefinite life intangible asset			2,114
Total intangible assets			13,166
Goodwill			18,519
Total goodwill and intangible assets, net			$31,685
The following table presents the estimated future amortization expense for amortizing intangible assets, which is included in Other non-interest expense in the Consolidated Statements of Income, as of March 31, 2026:

(in thousands)	Amount
Remaining 2026	$849
2027	1,132
2028	1,132
2029	1,132
2030	807
Thereafter	5,717
Total amortizing intangible assets	$10,769

NOTE 8 – LEASES
The Company has nine leases, all of which are currently classified as operating. The Company’s locations are deposit production offices, branches, and corporate office space, mostly located in the Washington, DC metro area. The headquarters lease, located in Chevy Chase, Maryland is considered to be critical to the Company’s operations. Some lease agreements include one or more options to renew, with renewal terms that can extend the original lease term from three to ten years. The Company currently does not believe it is reasonably certain it will exercise the renewal options for its leases, and therefore, the lease terms do not reflect any optional periods.
The following table provides information regarding the Company’s leases for the three months ended March 31, 2026 and 2025:

(in thousands)	March 31, 2026	March 31, 2025
Components of operating lease expense:
Long-term lease expense	$747	$941
Short-term lease expense	$40	$19

Supplemental cash flow information related to leases:
Operating cash flows from operating leases	$882	$939
The following table provides information regarding the Company’s leases as of March 31, 2026 and December 31, 2025:

(dollars in thousands)	March 31, 2026	December 31, 2025
Supplemental balance sheet information related to leases:
Operating lease right-of-use assets	$15,067	$15,691
Operating lease liabilities	$19,318	$20,077

Other information related to leases:
Weighted-average remaining lease term of operating leases	6.0 years	6.2 years
Weighted-average discount rate of operating leases	2.56%	2.60%
The following table presents the maturities of the Company’s operating lease liabilities as of March 31, 2026, for the years indicated:

(in thousands)	Amount
Remaining 2026	$2,559
2027	3,447
2028	3,535
2029	3,576
2030	3,634
Thereafter	4,122
Total minimum lease payments	20,873
Less: present value discount	(1,555)
Operating lease liability	$19,318

NOTE 9 – DEPOSITS
Deposit balances as of March 31, 2026 and December 31, 2025, are presented in the following table:

(in thousands)	March 31, 2026	December 31, 2025
Non-interest-bearing deposits	$473,153	$372,444
Interest-bearing deposits:
Demand	287,356	275,259
Money market	1,424,548	1,206,544
Savings	3,607,617	3,500,532
Time deposits less than $250 thousand	1,194,639	1,242,892
Time deposits greater than $250 thousand	150,895	180,244
Total interest-bearing deposits	6,665,055	6,405,471
Total deposits	$7,138,208	$6,777,915
As of March 31, 2026 and December 31, 2025, $9 thousand and $14 thousand, respectively, of demand deposit overdrafts were reclassified to loans. The related charge-offs and recoveries, if any, are reflected in the allowance for credit losses - loans.
The following table presents the maturities of time deposits as of March 31, 2026, for the years indicated:

(in thousands)	Amount
Remaining 2026	$752,555
2027	345,359
2028	110,325
2029	111,909
2030	25,371
Thereafter	15
Total time deposits	$1,345,534
The Company’s time deposits of $250 thousand or greater represented 11.2% of total time deposits as of March 31, 2026, and are presented by maturity in the following table:

	Months to Maturity
(in thousands)	3 or Less	Over 3 to 6	Over 6 to 12	Over 12	Total
Time deposits greater than $250 thousand	$62,908	$21,622	$63,056	$3,309	$150,895
Deposits received in the ordinary course of business from related parties held as of March 31, 2026 and December 31, 2025, were $6.7 million and $5.2 million, respectively. See Note 18 – Related Party Transactions for more information.

NOTE 10 – BORROWED FUNDS
Subordinated Debt
The following table provides information on subordinated debt as of March 31, 2026 and December 31, 2025:

(dollars in thousands)	March 31, 2026	December 31, 2025
2019 Notes, due in 2029 (1)	25,000	25,000
2021 Notes, due in 2032, 4.00%	125,000	125,000
Other subordinated debt, due in 2033 (2)	3,000	3,000
Less: debt issuance costs and discounts	(1,908)	(1,997)
Total subordinated debt	$151,092	$151,003
__________________
(1)Borrowings bore interest at an effective rate of 8.06% and 8.18% as of March 31, 2026 and December 31, 2025, respectively.
(2)Borrowings bore interest at an effective rate of 7.23% and 7.47% as of March 31, 2026 and December 31, 2025, respectively.
Other Borrowed Funds
As of March 31, 2026, the Company had a credit line with the FHLB (“FHLB Credit Line”) with a maximum borrowing capacity of $5.8 million, with no of borrowings outstanding and a remaining borrowing capacity of $5.8 million. In order to borrow under the FHLB Credit Line, the Company must secure the borrowings with qualifying assets. Under the terms of the FHLB Credit Line, the Company is required to maintain sufficient collateral to secure these borrowings. As of March 31, 2026, the Company pledged eligible 1-4 family first mortgages with a book value of $5.8 million, and eligible home equity loans with a book value of $3.0 million to secure borrowings under the FHLB Credit Line. The total collateral value assigned by the FHLB for these pledged investments and loans was $5.8 million.
As of March 31, 2026, the Company had a credit line with the Federal Reserve Bank (“FRB Credit Line”) with a maximum borrowing capacity of $3.5 billion. As of March 31, 2026, there were no borrowings outstanding under the FRB Credit Line. In order to borrow under the FRB Credit Line, the Company must maintain sufficient loan collateral. As of March 31, 2026, the Company pledged commercial real estate loans with a book value of $1.7 billion, commercial and industrial loans with a book value of $1.9 billion, construction loans with a book value of $182.9 million and multi-family loans with a book value of $88.5 million to facilitate future transactions. The total collateral value assigned by the Federal Reserve Bank for these pledged loans was $3.5 billion.
The Company maintains unsecured Fed Funds facilities with three other financial institutions in the aggregate amount of $90.0 million. As of March 31, 2026 and December 31, 2025, there were no borrowings outstanding under these facilities. The Company periodically borrows on its Fed Funds facilities to test its borrowing capabilities and keep the funds available.
NOTE 11 – STOCKHOLDERS' EQUITY
The Company’s Articles of Incorporation authorizes 108,200,000 shares of stock, consisting of 51,600,000 shares of Voting Common Stock, par value $0.001 per share (“Voting Common Stock”) and 51,600,000 shares of Non-Voting Common Stock, par value $0.001 per share (“Non-Voting Common Stock” and, together with the Voting Common Stock, “common stock”) 5,000,000 shares of preferred stock, par value $0.001 (“Preferred Stock”).
As of March 31, 2026, the Company had 19,605,006 shares of Voting Common Stock, 21,242,551 shares of Non-Voting Common Stock, and no shares of Preferred Stock issued and outstanding.
Certain shares of common stock issued and outstanding include unvested restricted stock awards granted to employees and directors. These restricted shares are legally issued and carry voting rights equivalent to vested shares of common stock, notwithstanding that such shares are subject to forfeiture until vesting conditions are satisfied. While these shares are considered legally outstanding and included within common stock outstanding, these shares are excluded from basic earnings per share and will be included within the diluted earnings per share calculation. See Note 14 – Stock-based Compensation and Note 17 – Earnings Per Common Share for more information.
NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME
The Company’s Accumulated other comprehensive (loss)/income is comprised of unrealized gains and losses associated with investment securities available for-sale. Gains and losses on investment securities available-for-sale are reclassified to earnings as the gains or losses are realized.
The following table presents the activity in Accumulated other comprehensive (loss)/income for the three months ended March 31, 2026 and 2025:

(in thousands)	Total	Tax Effect	Net
Investment securities available-for-sale:
Balance as of December 31, 2025	$4,075	$(1,051)	$3,024
Unrealized losses, net	(7,289)	1,885	(5,404)
Balance as of March 31, 2026	$(3,214)	$834	$(2,380)

Balance as of December 31, 2024	$(596)	$153	$(443)
Unrealized gains, net	2,959	(747)	2,212
Reclassification of net gains on investments available-for-sale to earnings	(1,194)	301	(893)
Balance as of March 31, 2025	$1,169	$(293)	$876
NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company enters into commitments to extend credit and standby letters of credit to meet the financing needs of its customers. For a description of the Company's accounting policy for off-balance sheet instruments, refer to the annual Consolidated Financial Statements included in the Company's Registration Statement on Form S-1.
A summary of the net commitment available to fund financial instruments with off-balance sheet credit risk as of March 31, 2026 and December 31, 2025 is as follows:

(in thousands)	March 31, 2026	December 31, 2025
Commercial real estate development and construction	$221,707	$179,439
Residential real estate development and construction	—	682
Lines of credit, primarily business lines	863,360	606,921
Standby letters of credit	7,179	20,195
Total commitments to extend credit and available lines of credit	$1,092,246	$807,237
As of March 31, 2026 and December 31, 2025, the total reserve for unfunded commitments was $2.3 million and $2.7 million, respectively, which is included in Other liabilities in the Consolidated Balance Sheets. The Company recognized a recovery of credit losses of $396 thousand and $22 thousand for the three months ended March 31, 2026 and 2025, respectively. The recovery of credit losses is included in Provision for credit losses in the Consolidated Statements of Income.
The Company is involved in various legal actions arising in the ordinary course of business. The Company’s evaluation has resulted in none being expected to result in a loss contingency.

NOTE 14 – STOCK-BASED COMPENSATION
As of March 31, 2026, the Company had a stock-based compensation plan, the 2014 Plan, which was adopted on June 25, 2014. In February 2026, the 2014 Plan was amended to make available an additional 1,000,000 shares of Voting Common Stock in stock-based awards, including restricted stock awards and stock options, to its employees and directors. The Company believes that such awards better align the interests of its employees with those of its stockholders. As of March 31, 2026, total shares of Voting Common Stock authorized under the 2014 Plan were 12,500,000. For a description of the 2014 Plan's terms, refer to the annual Consolidated Financial Statements included in the Company's Registration Statement on Form S-1.
As of March 31, 2026, there were 1,355,329 shares remaining to be issued under the 2014 Plan. Compensation expense is recognized using the graded method over the vesting period of the stock option or restricted stock award granted. During the three months ended March 31, 2026 and 2025, expense of $2.8 million and $2.1 million, respectively, was recognized associated with stock options and restricted stock awards.
Stock Options
Stock option awards are granted with an exercise price equal to the fair value of the Company’s Voting Common Stock at the date of grant; those option awards vest based on five years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control. Stock options issued can require meeting certain performance criteria prior to exercise.
The fair values of the options granted during the three months ended March 31, 2026, were determined based on Black-Scholes option-pricing model using the following assumptions:

March 31, 2026
Black-Scholes
Volatility	45%
Expected dividend yield	—%
Expected term	6.5 years
Risk-free rate	3.89%
The fair values of options granted during the three months ended March 31, 2025, were determined using the Black-Scholes option-pricing model. For option series that are subject to exercise conditions in addition to the grant date exercise price, the Black-Scholes option pricing model was used in conjunction with (i) a Monte Carlo Simulation model for determining stock price values and (ii) probability weights for scenarios where the Company either remains independent or is acquired. The description of the exercise conditions that apply to certain series of options is more fully described in the 2014 Plan. The following table presents the assumptions used to determine the fair value of the options granted during the three months ended March 31, 2025:

	March 31, 2025
	Black-Scholes	Monte Carlo
Volatility	40%	40%
Expected dividend yield	—%	—%
Expected term	6.5 years	2.25 - 10.0 years
Risk-free rate	4.46%	4.25% - 4.58%
An active market for the Company’s common stock does not exist, therefore the expected volatility is based on the average annual historical volatility of common stock for comparable public banks in the banking industry. The estimated option life is derived from the “simplified method” formula. The risk-free rate is based upon the U.S. Treasury note rate in effect at the time of grant. The expected dividend yield is based upon implied and historical dividend declarations.

A summary of the activity of options outstanding activity for the three months ended March 31, 2026, is presented in the following table:

(dollars in thousands, except per share amounts)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2025	9,809,692	$14.61	5.6 years	$54,150
Granted	85,000	$20.13
Outstanding as of March 31, 2026	9,894,692	$14.82	5.4 years	$52,577

Exercisable as of March 31, 2026	5,888,126	$15.18	5.2 years	$29,171
Of the 9,894,692 outstanding option shares, 2,325,336 option shares with a weighted average exercise price of $12.97 are subject to conditions with respect to stock price levels that must be satisfied to exercise the options, as more fully described in the 2014 Plan.
A summary of the activity of unvested stock options activity for the three months ended March 31, 2026, is presented in the following table:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2025	2,233,040	$4.49
Granted	85,000	$10.17
Vested	(135,500)	$4.92
Unvested as of March 31, 2026	2,182,540	$4.69
The total fair value of stock options vested during the three months ended March 31, 2026 and 2025, was $716 thousand and $740 thousand, respectively. As of March 31, 2026, there was $2.5 million of unrecognized compensation cost related to stock options granted under the 2014 Plan, and is expected to be recognized over a weighted-average period of 2.1 years.
Restricted Stock Awards
The Company granted 181,860 restricted stock awards during the three months ended March 31, 2026. The restricted stock awards granted during the three months ended March 31, 2026 vest over three years.
The following table summarizes the unvested restricted stock awards activity for the three months ended March 31, 2026:

	Shares	Weighted-Average Grant-Date Fair Value
Balance as of December 31, 2025	396,022	$16.76
Granted	181,860	$20.13
Vested	(91,532)	$16.78
Balance as of March 31, 2026	486,350	$18.02
As of March 31, 2026, there was $6.5 million of unrecognized compensation cost related to unvested restricted stock awards granted under the 2014 Plan, which is expected to be recognized over a weighted-average period of 2.1 years.

NOTE 15 – EMPLOYEE BENEFIT PLANS
As of March 31, 2026, the Company had The 401(k) Plan, Adopted by Forbright Bank (“401(k) Plan”), a multiple employer plan covering all full-time and part-time employees. Employees become eligible to participate in the 401(k) Plan on the first day of the month that is 30 days after their hire date. Under the 401(k) Plan, a participant may elect to contribute up to 80% of their compensation to the extent the total dollar amount is permitted by law. Under the terms of the 401(k) Plan, the Company will make a matching contribution of 100% up to 4% of employee compensation. Both employee contributions and employer matching contributions vest immediately. During the three months ended March 31, 2026 and 2025, the Company made matching contributions of $0.7 million and $0.7 million, respectively. The Company may also make discretionary contributions for each participant. The amount of discretionary contribution, if any, is determined on an annual basis by the Company’s Board of Directors. No discretionary contributions were made by the Company during the three months ended March 31, 2026 and 2025.
NOTE 16 – OTHER NON-INTEREST INCOME AND NON-INTEREST EXPENSE
The following tables present selected components of other non-interest income and other non-interest expense for the three months ended March 31, 2026 and 2025:

(in thousands)	March 31, 2026	March 31, 2025
Trust administration	$4,264	$—
Net fee on FHA/HUD originations	266	3,259
Program fees	592	996
Deposit fees	304	256
Other non-interest income	(756)	98
Total other non-interest income	$4,670	$4,609

(in thousands)	March 31, 2026	March 31, 2025
Occupancy expense	$1,122	$1,332
Referral fees	360	465
Other non-interest expense	2,639	2,360
Total other non-interest expense	$4,121	$4,157
NOTE 17 – EARNINGS PER COMMON SHARE
The following table presents the calculation of basic and diluted earnings per share for the three months ended March 31, 2026 and 2025:

	March 31, 2026		March 31, 2025
(in thousands, except share and per share data)	Voting	Non-Voting	Voting	Non-Voting
Basic Earnings Per Common Share:
Net income	$5,490	$6,142	$5,251	$5,876
Weighted-average shares - basic	19,063,817	21,242,551	18,986,447	21,242,551
Basic earnings per common share	$0.29	$0.29	$0.28	$0.28
Diluted Earnings Per Common Share:
Net income	$5,809	$5,823	$5,434	$5,693
Weighted-average shares - basic	19,063,817	21,242,551	18,986,447	21,242,551
Effect of dilutive securities - stock options and restricted stock awards	2,124,875	—	1,287,431	—
Weighted-average shares - diluted	21,188,692	21,242,551	20,273,878	21,242,551
Diluted earnings per common share	$0.27	$0.27	$0.27	$0.27

The Company has two classes of common stock, Voting and Non-voting, which are participating securities. Earnings are allocated to each class based on their respective participation rights, and basic and diluted earnings per share are presented under the two-class method in accordance with ASC 260. All potentially dilutive shares have voting rights, and net income has been reallocated to reflect the incremental dilutive voting shares.
Diluted weighted-average shares outstanding includes 2,124,875 and 1,287,431 incremental common stock equivalents related to stock options and restricted stock awards as calculated under the treasury-stock method for the three months ended March 31, 2026 and 2025, respectively, as the stock options and restricted stock awards are not considered participating securities. For the three months ended March 31, 2026 and 2025, 18,894 shares and 21,063 shares, respectively, of common stock equivalents were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. Additionally, for the three months ended March 31, 2026 and 2025, 2,325,336 stock options and 2,289,136 stock options, respectively, with unresolved substantive contingencies that must be satisfied before shares can be exercised and issued, and therefore do not represent potential shares of common stock, have been excluded from the weighted-average shares outstanding to calculate basic and diluted earnings per common share. As of March 31, 2026 and 2025, 486,350 shares and 386,522 shares, respectively, of unvested restricted stock awards with voting rights are included in outstanding shares of common stock on the Consolidated Statements of Changes in Stockholders’ Equity, but are excluded from the calculation of basic earnings per share.

NOTE 18 – RELATED PARTY TRANSACTIONS
In the ordinary course of business, the Company may make loans to and receive deposits from related parties, which primarily includes principal officers and directors, and their affiliates. The Company had no loans outstanding to related parties as of March 31, 2026 and December 31, 2025. The aggregate amounts of deposits from related parties as of March 31, 2026 and December 31, 2025, was $6.7 million and $5.2 million, respectively. For more information on the activity of loans and deposits with related parties see Note 4 – Loans and Note 9 – Deposits, respectively.
The Company has a related party relationship with BancAlliance because certain employees of the Company also hold officer roles with BancAlliance, and a subsidiary of the Company serves as the asset manager of BancAlliance members. The Company sources loans for its own balance sheet and makes those loans available for sale through the BancAlliance program. Loans sold to BancAlliance are immediately sold to members in the program with terms of loan sales, including pricing, dictated by a Master Participation Agreement for the program that applies the same to all members of BancAlliance. BancAlliance is a pass-through participant and does not incur an economic or accounting impact from the program.
Transactions with BancAlliance for the three months ended March 31, 2026 and 2025, and amounts due from BancAlliance as of March 31, 2026 and December 31, 2025, are presented in the following table:

	For the Three Months Ended
(in thousands)	March 31, 2026	March 31, 2025
Loans sold to BancAlliance	$36,276	$53,273
Net gains realized on loans sold to BancAlliance	$226	$393

	As of
	March 31, 2026	December 31, 2025
Amounts due from BancAlliance related to funding and expense advancements	$1,478	$6,035
In the ordinary course of business, the Company incurs expenses from transactions with vendors who are considered related parties. These transactions resulted in a non-material amount of expense for the three months ended March 31, 2026 and 2025.
NOTE 19 – REGULATORY MATTERS
The Company and the Bank are subject to regulatory capital requirements administered by federal and state banking agencies. As of March 31, 2026 and December 31, 2025, each of the Company and the Bank qualified as a community banking organization under the community bank leverage ratio ("CBLR") framework and elected to measure capital adequacy under that framework. For a description of the CBLR framework and applicable capital requirements, refer to the annual Consolidated Financial Statements included in the Company's Registration Statement on Form S-1.

The following table presents as of March 31, 2026 and December 31, 2025, the Company’s and the Bank’s actual and required capital amounts and leverage ratios. The table also includes the actual amounts and risk-weighted ratios, which the Company has opted to disclose as of March 31, 2026 and December 31, 2025, although they are not required under the CBLR framework:

	Actual		To Be Well Capitalized Under Prompt Corrective Action Provisions (CBLR Framework)
(dollars in thousands)	Amount	Ratio	Amount	Ratio
As of March 31, 2026:
Required under CBLR framework:
Tier 1 leverage ratio:
Company	$702,893	8.92%	$709,386	9.00%
Bank	$805,006	10.19%	$711,015	9.00%
Optional under CBLR framework:
Total capital to risk-weighted assets ratio:
Company	$899,369	14.68%	N/A	N/A
Bank	$860,274	14.01%	N/A	N/A
Tier 1 capital to risk-weighted assets ratio:
Company	$702,893	11.47%	N/A	N/A
Bank	$805,006	13.11%	N/A	N/A
Common Equity Tier 1 to risk weighted-assets ratio:
Company	$702,893	11.47%	N/A	N/A
Bank	$805,006	13.11%	N/A	N/A

As of December 31, 2025:
Required under CBLR framework:
Tier 1 leverage ratio:
Company	$748,650	9.79%	$688,367	9.00%
Bank	$848,960	11.11%	$687,907	9.00%
Optional under CBLR framework:
Total capital to risk-weighted assets ratio:
Company	$934,965	15.89%	N/A	N/A
Bank	$894,305	15.14%	N/A	N/A
Tier 1 capital to risk-weighted assets ratio:
Company	$748,650	12.72%	N/A	N/A
Bank	$848,960	14.37%	N/A	N/A
Common Equity Tier 1 to risk weighted-assets ratio:
Company	$748,650	12.72%	N/A	N/A
Bank	$848,960	14.37%	N/A	N/A

NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company measures certain assets and liabilities at fair value using a three-level hierarchy that prioritizes observable inputs. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets, interest rates, prepayment speeds, and credit risk factors. Level 3 inputs are unobservable inputs based on the Company's own assumptions about market participant pricing. For a complete description of the Company's fair value hierarchy and valuation methodologies, refer to the annual Consolidated Financial Statements included in the Company's Registration Statement on Form S-1. There have since been no significant changes to the methodologies.
The following tables summarize financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2026 and December 31, 2025, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	March 31, 2026
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Investment securities available-for-sale:
U.S. Treasury and government agencies	$776,453	$—	$—	$776,453
Commercial agency mortgage-backed	—	176,221	—	176,221
Residential agency mortgage-backed	—	264,101	—	264,101
Municipal bonds	—	8,498	—	8,498
Other	—	7,298	3,028	10,326
Total investment securities available-for-sale	776,453	456,118	3,028	1,235,599
Loans held-for-sale at fair value	—	—	57,817	57,817
Loans held for investment at fair value	—	—	4,555	4,555
Total assets	$776,453	$456,118	$65,400	$1,297,971

Liabilities
Total liabilities	$—	$—	$—	$—

	December 31, 2025
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Investment securities available-for-sale:
U.S. Treasury and government agencies	$958,347	$—	$—	$958,347
Commercial agency mortgage-backed	—	136,070	—	136,070
Residential agency mortgage-backed	—	139,077	—	139,077
Municipal bonds	—	8,635	—	8,635
Other	—	7,283	5,475	12,758
Total investment securities available-for-sale	958,347	291,065	5,475	1,254,887
Loans held-for-sale at fair value	—	—	62,251	62,251
Loans held for investment at fair value	—	—	4,645	4,645
Total assets	$958,347	$291,065	$72,371	$1,321,783

Liabilities
Total liabilities	$—	$—	$—	$—
The following tables present a reconciliation of the assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2026 and 2025:

	March 31, 2026
		Additions	Sales	Pay-downs/ Maturities/ Calls	Transfers	Realized and Unrealized Gain/(Loss) included in:
(in thousands)	Balance as of December 31, 2025					Earnings	Other Comprehensive Loss	Balance as of March 31, 2026
Assets
Investment securities available-for-sale - Other	$5,475	$—	$—	$(2,473)	$—	$—	$26	$3,028
Loans held-for-sale at fair value	62,251	2,414	(118)	(6,160)	(151)	(419)	—	57,817
Loans held for investment at fair value	4,645	504	—	(704)	151	(41)	—	4,555
Total Level 3 assets	$72,371	$2,918	$(118)	$(9,337)	$—	$(460)	$26	$65,400
Liabilities
Total Level 3 liabilities	$—	$—	$—	$—	$—	$—	$—	$—

	March 31, 2025
		Additions	Sales	Pay-downs/ Maturities/ Calls	Transfers	Realized and Unrealized Gain/(Loss) included in:
(in thousands)	Balance as of December 31, 2024					Earnings	Other Comprehensive Income	Balance as of March 31, 2025
Assets
Investment securities available-for-sale - Other	$5,465	$—	$—	$—	$—	$—	$68	$5,533
Loans held-for-sale at fair value	108,575	6,249	(3,035)	(9,660)	—	636	—	102,765
Loans held for investment at fair value	7,081	—	—	(325)	—	(71)	—	6,685
Total Level 3 assets	$121,121	$6,249	$(3,035)	$(9,985)	$—	$565	$68	$114,983
Liabilities
Total Level 3 liabilities	$—	$—	$—	$—	$—	$—	$—	$—
See Note 4 – Loans for more information regarding realized and unrealized gains and losses on loans. Unrealized losses on investment securities available-for-sale are included in Net change in unrealized gain on investments available-for-sale in the Consolidated Statements of Comprehensive Income.
During the three months ended March 31, 2026 and 2025, the Company did not transfer any assets to or from Level 3.
The following tables present the quantitative inputs used in determining the fair value of the Company’s Level 3 assets measured on a recurring basis as of March 31, 2026 and December 31, 2025:

(dollars in thousands)	Fair value as of March 31, 2026	Valuation Technique	Unobservable Input	Range (Weighted Average)[1]
Investment securities available-for-sale - Other	$3,028	Discounted Cash Flow	Discount Rate	7.9% - 7.9% (7.9%)

Loans held-for-sale at fair value	$51,202	Market Observations	Market (Premium)/Discount	(0.1)% - 7.5% (2.6%)
Loans held-for-sale at fair value	6,615	Discounted Cash Flow	Discount for Risk of Non-Payment	12.6% - 54.8% (28.7%)
			Discount Rate	8.8% - 11.8% (9.4%)
Total loans held-for-sale at fair value	$57,817

Loans held for investment at fair value	$3,789	Market Observations	Market (Premium)/Discount	(0.1)% - 8.5% (2.0%)
Loans held for investment at fair value	766	Discounted Cash Flow	Discount for Risk of Non-Payment	12.6% - 54.8% (30.7%)
			Discount Rate	8.8% - 11.8% (9.8%)
Total loans held for investment at fair value	$4,555
__________________
(1)Weighted averages are calculated by using the product of the inputs multiplied by the relative fair values of the instruments.

(dollars in thousands)	Fair value as of December 31, 2025	Valuation Technique	Unobservable Input	Range (Weighted Average)[1]
Investment securities available-for-sale - Other	$5,475	Discounted Cash Flow	Discount Rate	7.5% - 7.6% (7.5%)

Loans held-for-sale at fair value	$58,059	Market Observations	Market (Premium)/Discount	(1.4)% - 7.6% (2.3%)
Loans held-for-sale at fair value	4,192	Discounted Cash Flow	Discount for Risk of Non-Payment	10.0% - 40.0% (30.6%)
			Discount Rate	9.3% - 11.8% (10.0%)
Total loans held-for-sale at fair value	$62,251

Loans held for investment at fair value	$3,853	Market Observations	Market (Premium)/Discount	(1.4)% - 7.6% (0.8%)
Loans held for investment at fair value	792	Discounted Cash Flow	Discount for Risk of Non-Payment	10.0% - 40.0% (28.2%)
			Discount Rate	9.3% - 11.8% (10.4%)
Total loans held for investment at fair value	$4,645
__________________
(1)Weighted averages are calculated by using the product of the inputs multiplied by the relative fair values of the instruments.
Certain assets are measured at fair value on a nonrecurring basis; that is, not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis as of March 31, 2026 and December 31, 2025, are presented in the following tables:

	March 31, 2026
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Collateral-dependent loans	$—	$—	$55,125	$55,125
Impaired loans	—	—	11,732	11,732
Other real estate owned	—	—	7,109	7,109
Total	$—	$—	$73,966	$73,966

	December 31, 2025
(in thousands)	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Collateral-dependent loans	$—	$—	$49,682	$49,682
Impaired loans	—	—	14,017	14,017
Other real estate owned	—	—	8,729	8,729
Total	$—	$—	$72,428	$72,428
As of March 31, 2026 and December 31, 2025, the Company’s investment in collateral-dependent loans included individual credit loss allowances of $994 thousand and zero, respectively. As of March 31, 2026 and December 31, 2025, the Company’s investment in impaired loans included individual credit loss allowances of $1.4 million and $2.2 million, respectively. As of March 31, 2026 and December 31, 2025, the Company’s

investment in other real estate owned assets included cumulative unrealized fair value adjustment losses of $2.1 million and $1.8 million, respectively, which are recognized in Other non-interest income in the Consolidated Statements of Income.
Collateral-dependent loans are reported at fair value using the fair value of collateral less estimated selling costs. Although appraisals are obtained on collateral-dependent loans, the appraised values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation and/or management’s expertise and knowledge of the borrower’s business, and therefore they are classified as Level 3.
Impaired loans are reported at fair value using the present value of expected cash flows. For impairments based on cash flow methodology, the discount rate is based on observable inputs, however the determination of cash flows requires management’s judgment, and therefore they are classified as Level 3.
Other real estate owned assets have been valued using a market approach. The values were determined using market prices or similar real estate assets based on an independent appraisal, and adjusted for estimated selling costs. These estimates require management’s judgment, and therefore they are classified as Level 3.
The Company discloses the fair value of financial instruments not measured at fair value on a recurring basis based on the exit price notion. Where quoted market prices are unavailable, fair values are estimated using discounted cash flow models based on observable inputs (Level 2) or unobservable inputs (Level 3). For further information on the Company's fair value methodology, refer to the annual Consolidated Financial Statements included in the Company's Registration Statement on Form S-1.
The estimated fair values of the Company’s financial instruments were as follows as of March 31, 2026 and December 31, 2025:

	March 31, 2026
(in thousands)	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash, cash equivalents and restricted cash	$866,136	$866,136	$866,136	$—	$—
Investment securities available-for-sale, at fair value	1,235,599	1,235,599	776,453	456,118	3,028
Investment securities held-to-maturity, at amortized cost	48,834	49,066	—	34,017	15,049
Loans held-for-sale, at fair value	57,817	57,817	—	—	57,817
Loans held-for-sale, at lower of cost or fair value	349,777	349,809	—	—	349,809
Loans held for investment, at fair value	4,555	4,555	—	—	4,555
Loans held for investment, at amortized cost	5,323,743	5,381,142	—	—	5,381,142
Other earning assets	50,690	47,165	—	—	47,165
Accrued interest receivable	45,369	45,369	45,369	—	—
Financial liabilities:
Time deposits	$1,345,534	$1,355,067	$—	$1,355,067	$—
Other deposits	5,792,674	5,792,674	5,792,674	—	—
Subordinated debt, net	151,092	148,520	—	148,520	—

	December 31, 2025
(in thousands)	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash, cash equivalents and restricted cash	$648,715	$648,715	$648,715	$—	$—
Investment securities available-for-sale, at fair value	1,254,887	1,254,887	958,347	291,065	5,475
Investment securities held-to-maturity, at amortized cost	48,834	50,475	—	34,936	15,539
Loans held-for-sale, at fair value	62,251	62,251	—	—	62,251
Loans held-for-sale, at lower of cost or fair value	317,411	317,411	—	—	317,411
Loans held for investment, at fair value	4,645	4,645	—	—	4,645
Loans held for investment, at amortized cost	5,169,248	5,213,899	—	—	5,213,899
Other earning assets	55,928	54,023	—	—	54,023
Accrued interest receivable	55,155	55,155	55,155	—	—
Financial liabilities:
Time deposits	$1,423,136	$1,431,710	$—	$1,431,710	$—
Other deposits	5,354,779	5,354,779	5,354,779	—	—
Subordinated debt, net	151,003	146,547	—	146,547	—

7,900,000 Shares
Class A Common Stock

PROSPECTUS

Goldman Sachs & Co. LLC	J.P. Morgan	Barclays

Wells Fargo Securities	Piper Sandler	TD Securities	Santander	Centerview Partners
June 10, 2026